Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192210

To the stockholders of ThermoGenesis Corp. and shareholders of TotipotentRX Corporation:

The boards of directors of ThermoGenesis Corp., referred to herein as ThermoGenesis, and TotipotentRX Corporation, referred to herein as TotipotentRX, have each unanimously approved an Agreement and Plan of Merger and Reorganization dated July 15, 2013 by and among ThermoGenesis, TotipotentRX, Kenneth L. Harris and Mitchel Sivilotti (“Merger Agreement”), pursuant to which TotipotentRX will merge with and into ThermoGenesis and ThermoGenesis will survive the merger, and in connection therewith change its name to Cesca Therapeutics Corp.

ThermoGenesis is soliciting proxies for use at a special meeting of stockholders to consider and vote upon (i) to adopt and approve the Merger Agreement including the contemplated merger and transactions related thereto, and (ii) a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor to approve the Merger Agreement.

TotipotentRX is soliciting written consents from its shareholders to consider and vote on a proposal to adopt and approve the Merger Agreement including the contemplated merger and transactions completed thereby.

If the merger is consummated, each TotipotentRX shareholder will receive, in exchange for each share of TotipotentRX common stock held immediately before the closing of the merger, 30.283 shares of ThermoGenesis common stock, representing in the aggregate approximately 12,490,800 shares of common stock or approximately 43.0% of the outstanding common stock of the combined company assuming all TotipotentRX outstanding options are exercised.

The Merger Agreement, among other things, further provides that each outstanding warrant to acquire the common stock of TotipotentRX will be assumed by ThermoGenesis and will become a warrant to acquire shares of common stock of ThermoGenesis, with the number of shares and exercise price proportionately adjusted based on the exchange ratio of the merger.

ThermoGenesis’ common stock is listed on the NASDAQ Capital Market under the ticker “KOOL”.  On December 19, 2013, the last trading day before the date of this proxy statement/prospectus/consent solicitation, the closing price of the ThermoGenesis common stock was $0.735 per share.  TotipotentRX is a privately-held company and there is no public market for its securities.

This proxy statement/prospectus/consent solicitation provides you with detailed information concerning ThermoGenesis, TotipotentRX and the merger.  Please give all of the information contained in this proxy statement/prospectus/consent solicitation your careful attention.

In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus/consent solicitation.

Matthew Plavan Chief Executive Officer ThermoGenesis Corp.	Kenneth L. Harris Chief Executive Officer TotipotentRX Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under this proxy statement/prospectus/consent solicitation or passed upon the adequacy or accuracy of this proxy statement/prospectus/consent solicitation.  Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/consent solicitation is dated December 20, 2013 and was first mailed to stockholders of ThermoGenesis and shareholders of TotipotentRX on or about December 26, 2013.

ThermoGenesis Corp.
 2711 Citrus Road
Rancho Cordova, CA 95742
(916) 858-5100

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 13, 2014

TO THE THERMOGENESIS STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that ThermoGenesis Corp. will hold a special meeting of its stockholders on Thursday, February 13, 2014 at 10:00 a.m., Pacific Standard Time, at the law offices of Weintraub Tobin, 400 Capitol Mall, Suite 1100, Sacramento, CA  95814, for the following purposes:

1.  To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization dated July 15, 2013, by and among ThermoGenesis Corp., TotipotentRX Corporation, Kenneth Harris and Mitchel Sivilotti, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation, and related transactions therein, pursuant to which among other things  ThermoGenesis will issue shares of common stock to the shareholders of TotipotentRX Corporation and TotipotentRX Corporation will merge with and into ThermoGenesis, with ThermoGenesis surviving the merger and changing its name to Cesca Therapeutics Corp.

2.  To consider and vote upon a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor to approve the Merger Agreement.

3.  To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

The board of directors of ThermoGenesis has fixed December 20, 2013 as the record date for determining which stockholders have the right to receive notice of and to vote at the ThermoGenesis special meeting or any adjournments or postponements thereof.  Only holders of record of shares of ThermoGenesis common stock at the close of business on the record date have the right to receive notice of and to vote at the ThermoGenesis special meeting.  At the close of business on the record date, ThermoGenesis had 16,677,909 shares of common stock outstanding and entitled to vote.

Your vote is important.  The affirmative vote of the holders of a majority of the outstanding shares of ThermoGenesis common stock having voting power on the record date for the ThermoGenesis special meeting is required for approval of Proposal No. 1.  The affirmative vote of the holders of a majority of the shares of ThermoGenesis common stock having voting power present in person or represented by proxy at the ThermoGenesis special meeting is required for approval of Proposal No. 2, if necessary.

Whether or not you plan to attend the ThermoGenesis special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope.  You may revoke the proxy at any time before its exercise in the manner described in the accompanying proxy statement/prospectus/consent solicitation.  Any stockholder present at the ThermoGenesis special meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the matters to be considered at the ThermoGenesis special meeting.  Executed proxies with no instructions indicated thereon will be voted “FOR” each of the proposals outlined above.

THE THERMOGENESIS BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF THERMOGENESIS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL.  THE THERMOGENESIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THERMOGENESIS STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

BY ORDER OF THE BOARD OF DIRECTORS

Rancho Cordova, California	David C. Adams
December 20, 2013	Corporate Secretary

The accompanying proxy statement/prospectus/consent solicitation provides a detailed description of the Merger Agreement including the Merger and the transactions contemplated thereby to be considered at the special meeting of stockholders. We urge you to read the accompanying proxy statement/prospectus/consent solicitation and its annexes carefully and in their entirety, including the section entitled “Risk Factors” beginning on page 19. If you have any questions concerning the Merger Agreement including the Merger and the transactions contemplated thereby, or the accompanying proxy statement/prospectus/consent solicitation, would like additional copies of the accompanying proxy statement/prospectus/consent solicitation, or need help voting your shares, please contact ThermoGenesis’ proxy solicitor:

Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
(866) 203-9401 (Toll Free)

TotipotentRX Corporation
548 South Spring Street, Suite 210
Los Angeles, CA 90013

NOTICE OF SOLICITATION OF WRITTEN CONSENT
TO THE TOTIPOTENTRX SHAREHOLDERS:

TotipotentRX Corporation has entered into the Agreement and Plan of Merger and Reorganization, dated July 15, 2013, by and among ThermoGenesis Corp., TotipotentRX, Kenneth L. Harris and Mitchel Sivilotti (“Merger Agreement”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation, pursuant to which TotipotentRX will merge with and into ThermoGenesis with ThermoGenesis surviving the merger and change its name to Cesca Therapeutics Corp. and ThermoGenesis will issue common stock to the shareholders of TotipotentRX.

This proxy statement/prospectus/consent solicitation is being delivered to you on behalf of the TotipotentRX board of directors to request that holders of TotipotentRX common stock as of December 20, 2013, or the record date, execute and return written consents to adopt and approve the Merger Agreement including the merger and transactions completed thereby.  At the close of business on the record date, TotipotentRX had 401,563 shares of common stock outstanding and entitled to vote.

As a record holder of outstanding TotipotentRX common stock on the record date, you are urged to complete, date and sign the enclosed written consent and promptly return it to TotipotentRX.  The TotipotentRX board of directors has set January 31, 2013 as the target final date for receipt of written consents. TotipotentRX reserves the right to extend the final date for receipt of written consents without any prior notice to shareholder.

This proxy statement/prospectus/consent solicitation describes the merger agreement and the actions to be taken in connection with the merger and provides additional information about the parties involved.  Please give this information your careful attention.  A summary of the dissenters’ rights that may be available to you is provided in the section entitled “The Merger—Appraisal and Dissenters’ Rights” on page 66 of this proxy statement/prospectus/consent solicitation.

Written consents from the holders of a majority of the shares of TotipotentRX common stock outstanding on the applicable record date are required to adopt and approve the Merger Agreement, including the merger and transactions contemplated thereby.

Regardless of the number of shares you own, your written consent is important.  Please complete, date and sign the written consent furnished with this proxy statement/prospectus/consent solicitation and return it promptly to TotipotentRX by one of the means described in “Solicitation of TotipotentRX Written Consent—Submission of Consents” on page 37 of this proxy statement/prospectus/consent solicitation. You may change or revoke your consent to a proposal at any time before the consents of holders of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of TotipotentRX.

THE TOTIPOTENTRX BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE MERGER AND THE TERMS OF THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS FAIR, ADVISABLE AND IN THE BEST INTERESTS OF TOTIPOTENTRX AND ITS SHAREHOLDERS. ACCORDINGLY, THE TOTIPOTENTRX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TOTIPOTENTRX SHAREHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

BY ORDER OF THE BOARD OF DIRECTORS

Los Angeles, California	Kenneth L. Harris
December 20, 2013	Chief Executive Officer

i

Annex A	Agreement and Plan of Merger and Reorganization dated July 15, 2013
Annex B	Chapter 13 of the California General Corporation Law
Annex C	Opinion of Roth Capital Partners, LLC.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the Agreement and Plan of Merger and Reorganization, dated July 15, 2013, by and among ThermoGenesis Corp., TotipotentRX, Kenneth L. Harris and Mitchel Sivilotti (“Merger Agreement”) and the merger (“Merger”) and transactions contemplated thereby and the effect of the Merger on holders of ThermoGenesis common stock and TotipotentRX common stock, the ThermoGenesis special meeting of stockholders and the TotipotentRX shareholder action by written consent.  This section, however, only provides summary information.  ThermoGenesis and TotipotentRX urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation, including the annexes to this proxy statement/prospectus/consent solicitation, because the information in this section does not provide all the information that might be important to you regarding the Merger and the other matters being considered at the ThermoGenesis special meeting of stockholders and by the TotipotentRX shareholder action by written consent.

As used in this proxy statement/prospectus/consent solicitation, references to “ThermoGenesis” refer collectively to ThermoGenesis Corp. and its subsidiary unless the context requires otherwise, references to “TotipotentRX” refers to TotipotentRX Corporation and its subsidiaries, and references to the “combined company” refer to ThermoGenesis following the proposed merger described in this proxy statement/prospectus/consent solicitation and the name change to “Cesca Therapeutics Corp.”

Questions and Answers Regarding the Merger

Q: What is the transaction?
A:  The transaction is the Merger of TotipotentRX with and into ThermoGenesis with ThermoGenesis surviving the Merger.  As a result, each outstanding share of TotipotentRX common stock will be converted into 30.283 shares of ThermoGenesis common stock.

Q: Why am I receiving this proxy statement/prospectus/consent solicitation?
A:  You are receiving this proxy statement/prospectus/consent solicitation because you have been identified as a stockholder of ThermoGenesis or shareholder of TotipotentRX.  If you are a stockholder of ThermoGenesis, you are entitled to vote at ThermoGenesis’ special meeting of stockholders.  If you are a shareholder of TotipotentRX, you are entitled to vote by signing the TotipotentRX shareholder action by written consent.  This document serves as a proxy statement of ThermoGenesis used to solicit proxies for ThermoGenesis’ special meeting of stockholders, as a consent solicitation of TotipotentRX shareholders, and as a prospectus of ThermoGenesis used to offer shares of ThermoGenesis common stock to TotipotentRX shareholders in exchange for their shares of TotipotentRX common stock pursuant to the terms of the Merger Agreement.  This document contains important information about the Merger Agreement, Merger, the shares of ThermoGenesis common stock to be issued in the Merger, the special meeting of ThermoGenesis stockholders, and consent solicitation of the holders of common stock of TotipotentRX and you should read it carefully.

Q: What is required to approve the Merger Agreement and consummate the Merger?
A:  To consummate the Merger, ThermoGenesis stockholders must approve and adopt the Merger Agreement including the Merger and transactions contemplated thereby, including but not limited to, the issuance of shares of common stock in the Merger, and TotipotentRX stockholders must approve and adopt the Merger Agreement including the Merger and transactions contemplated thereby.

The approval of the Merger Agreement by the stockholders of ThermoGenesis requires the affirmative vote of the holders of a majority of the common stock having voting power outstanding on the record date of the ThermoGenesis special meeting.  The approval of the Merger Agreement by the stockholders of TotipotentRX requires the affirmative vote of the holders of at least a majority of the common stock having voting power outstanding on the applicable record date.

In addition to the requirement of obtaining such stockholder and shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.  For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section entitled “The Merger Agreement—Conditions to Completion of the Merger” on page 75 of this proxy statement/prospectus/consent solicitation.

Q:  What happens to ThermoGenesis if the Merger is not ultimately completed?
A:  ThermoGenesis will continue as it currently is. ThermoGenesis believes that the Merger with TotipotentRX will enable the combined company to capture additional gains and growth in the regenerative medicine industry rather than a stand-alone because currently each company’s business focuses on complementary parts of the regenerative medicine industry; however, ThermoGenesis believes that its current business would continue to grow even without the Merger.

Q: When do ThermoGenesis and TotipotentRX expect to complete the Merger?
A: ThermoGenesis and TotipotentRX are working to complete the Merger during the first quarter of 2014 or as soon thereafter as reasonably possible.  ThermoGenesis and TotipotentRX must first obtain the necessary approvals, including, but not limited to, the approval of each company’s stockholders, and satisfy the closing conditions described in the Merger Agreement.  ThermoGenesis cannot assure as to if or whether all the conditions to the Merger will be met nor can ThermoGenesis predict the exact timing of the closing of the Merger.  It is possible neither ThermoGenesis nor TotipotentRX will be able to complete the Merger.

Q: What are the material U.S. federal income tax consequences of the Merger to me?
A: The Merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.  As a result of the Merger’s qualification as a reorganization, it is anticipated that TotipotentRX shareholders will not recognize a gain or loss for U.S. federal income tax purposes upon the exchange of shares of TotipotentRX common stock for shares of ThermoGenesis common stock, except with respect to cash received in lieu of fractional shares of ThermoGenesis common stock and except for TotipotentRX shareholders who exercise their appraisal rights with respect to the Merger.

Tax matters are very complicated, and the tax consequences of the Merger to a particular stockholder will depend in part on such stockholder’s circumstances.  Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax consequences.  For more information, please see the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 63 of this proxy statement/prospectus/consent solicitation.

Q:  What risks should I consider in deciding whether to vote in favor of the proposals?

A:  You should carefully review the section of this proxy statement/prospectus/consent solicitation entitled “Risk Factors” beginning on page 19, which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of ThermoGenesis and TotipotentRX, as an independent company, is subject.

Q:  Will a proxy solicitor be used?
A: Yes. ThermoGenesis has engaged Georgeson Inc. to assist in the solicitation of proxies for the ThermoGenesis special meeting and ThermoGenesis estimates it will pay Georgeson a fee of $8,500. ThermoGenesis has also agreed to reimburse Georgeson for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Georgeson against certain losses, costs, and expenses. In addition to soliciting proxies through the mail, ThermoGenesis may solicit proxies through its directors, officers, and employees in person, by email, telephone, and facsimile.

Q: Who is paying for this proxy solicitation and consent solicitation?
A:  ThermoGenesis and TotipotentRX are conducting this proxy statement/prospectus/consent solicitation and will each bear their own costs of the proxy statement/prospectus/consent solicitation, including the preparation, assembly, printing and mailing of this proxy statement/prospectus/consent solicitation, the proxy card and any additional information furnished to ThermoGenesis stockholders or TotipotentRX shareholders.

Questions and Answers for ThermoGenesis Stockholders

Q:  What do I need to do now?
A: After you have carefully read and considered this proxy statement/prospectus/consent solicitation, if you are the stockholder of record, you may instruct the proxy holders how to vote your shares by completing, signing, dating and returning a requested proxy card in the provided, postage pre-paid envelope or by using the Internet voting site or the toll-free telephone number listed on the proxy card.  Specific instructions for using the Internet and telephone voting systems are on the website and proxy card (and repeated in the box below). The Internet and telephone voting systems for ThermoGenesis stockholders of record will be available until 1:00 a.m., Central Time, on February 13, 2014 (the morning of the special meeting).  Please indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the ThermoGenesis special meeting.
If you are the beneficial owner of shares of ThermoGenesis common stock held in street name, you have the right to direct your broker, bank or nominee on how to vote your shares.  Your broker, bank or nominee has provided a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares.

ThermoGenesis stockholders may also attend the ThermoGenesis special meeting and vote in person.

VOTE BY INTERNET

Shares Held of Record:
www.envisionreports.com/KOOL
Shares Held Through Broker, Bank or Nominee:
Internet: www.proxyvote.com
24 hours a day/7 days a week
Through 1:00 am Central Time, February 13, 2014

INSTRUCTIONS:

Read this Proxy Statement/Prospectus/Consent Solicitation.
Go to the applicable website listed above.
Have your proxy card or voting instruction card in hand (including the control number specified on that notice or card) and follow the instructions.

VOTE BY TELEPHONE

Shares Held of Record:
1-800-652-VOTE (8683)
Shares Held Through Broker, Bank or Nominee:
1-800-579-1639
Toll-free 24 hours a day/7 days a week
Through 1:00 am Central Time, February 13, 2014

INSTRUCTIONS:
Read this Proxy Statement/Prospectus/Consent Solicitation.
Call the applicable toll-free number above.
Have your proxy card or voting instruction card in hand (including the control number specified on that notice or card) and follow the instructions.

Q: Why is my vote important?
A: If you do not return your proxy card at or before the special meeting, it will be more difficult for ThermoGenesis to obtain the necessary quorum to hold the special stockholder meeting.  In addition, if you fail to vote by proxy or in person, it will have the same effect as a vote against the Merger Agreement including the Merger and transactions contemplated thereby.

Q:  How many votes do I have?
A:   You are entitled to one vote for each share of ThermoGenesis common stock you owned at the close of business on the record date, provided that those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

Q:  What should I do if I receive more than one set of voting materials?
A:  You may receive more than one notice or set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation and multiple proxy cards or voting instruction cards.  For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares.  If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card.  Please vote by telephone or the Internet with respect to each proxy card that you receive, or complete, sign, date and return each proxy card and voting instruction card that you receive, to ensure that all of your shares are voted at the special meeting.

Q:   If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?
A:   No.  Your broker cannot automatically vote your shares without instructions from you.  If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you.  Without instructions, your shares will not be voted, which will have the same effect as if you voted against approval of the Merger Agreement.

Q:   What happens if I do not return a proxy card or otherwise provide proxy instructions?
A:   The failure to return your proxy card will have the same effect as voting against the Merger Agreement and your shares will not be counted for purposes of determining whether a quorum is present at the ThermoGenesis special meeting.  Executed proxies without instructions will be voted for Merger Agreement and other proposals outlined in ThermoGenesis’ special meeting notice.

Q:   Can I change or revoke my vote after I return a proxy card or voting instruction card?
A:  If you are the stockholder of record, you may revoke your proxy or change your vote by:

•	delivering to the Corporate Secretary of ThermoGenesis, prior to your shares being voted at the special meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares (such written notice should be hand delivered to ThermoGenesis' Assistant Corporate Secretary or should be sent so as to be delivered to ThermoGenesis Corp., 2711 Citrus Rd., Rancho Cordova, CA 95742, Attn: Corporate Secretary);
•	attending the special meeting and voting in person; or
•	making a timely and valid later Internet or telephone vote, as the case may be, if you have previously voted on the Internet or by telephone in connection with the special meeting.

If you are the beneficial owner of shares held in street name, you may change your vote by:

•	submitting new voting instructions to your broker, bank or other nominee in a timely manner; or
•	attending the special meeting and voting in person, if you have obtained a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Questions and Answers for TotipotentRX Shareholders

Q:  Who is soliciting my written consent?
A:   The TotipotentRX board of directors is providing these consent solicitation materials to you to seek action by written consent to approve the Merger Agreement including the Merger and the transactions contemplated thereby.

These materials also constitute a prospectus with respect to the ThermoGenesis common stock to be issued to TotipotentRX stockholders in connection with the Merger.

Q: What am I being asked to approve?
A: You are being asked to approve the Merger Agreement including the Merger and transactions contemplated thereby.  The approval of the Merger Agreement by the shareholders of TotipotentRX requires the affirmative vote of the holders of at least a majority of the common stock having voting power outstanding on the applicable record date.  Mr. Kenneth L. Harris and Mitchel Sivilotti, TotipotentRX’s Chief Executive Officer and Chief Biologist, respectively, own, in the aggregate, 300,000 shares of common stock representing approximately 74.0% of TotipotentRX.

Q: What happens to TotipotentRX if the Merger is not ultimately completed?
A: If the Merger is not completed, TotipotentRX is likely to continue as an independent privately held company for the foreseeable future.   TotipotentRX believes that the Merger with ThermoGenesis will enable the combined company to capture additional gains and growth in the regenerative medicine industry rather than a stand-alone because currently each company’s business focuses on complementary parts of the regenerative medicine industry; however, TotipotentRX is confident that its current business would continue to grow even without the Merger.

Q:  Who is entitled to give a written consent?
A:  The TotipotentRX board of directors has set December 20, 2013, as the record date for determining holders of TotipotentRX common stock entitled to execute and deliver written consent with respect to this solicitation.  Holders of TotipotentRX common stock on the record date will be entitled to give a consent using the written consent furnished with this proxy statement/prospectus/consent solicitation.  If you are a TotipotentRX shareholder on the record date, you will be able to give or withhold a consent, or abstain, on the proposal on which you are entitled to vote, using the written consent furnished with this proxy statement/prospectus/consent solicitation.

Q:  What do TotipotentRX shareholders need to do now?
A:  TotipotentRX urges you to read this proxy statement/prospectus/consent solicitation carefully, including its annexes, and consider how the Merger affects you.  TotipotentRX shareholders are being asked to sign and return the written consent. TotipotentRX is not asking TotipotentRX shareholders for a proxy and TotipotentRX shareholders are not requested to send TotipotentRX a proxy.

Q:  What options do I have with respect to the Merger Agreement proposal?
A:  With respect to the shares of TotipotentRX common stock that you hold, you may execute a written consent to approve the Merger Agreement, including the Merger and transactions contemplated thereby (which is equivalent to a vote for the Merger Agreement) or to disapprove such proposal (which is equivalent to a vote against the Merger Agreement).  If you fail to execute and return your written consent, it has the same effect as voting against the Merger Agreement.

Q:  How can I return my TotipotentRX written consent?
A:  If you hold shares of TotipotentRX common stock as of the record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to TotipotentRX.  Once you have completed, dated and signed your written consent, deliver it to TotipotentRX by faxing it, by emailing a pdf copy of your written consent to proxyvote@totipotentrx.com, or by mailing your written consent to TotipotentRX, 548 S. Spring Street, Suite 210, Los Angeles, CA 90013; Fax number (213) 341-2415.  TotipotentRX will not be holding a shareholders’ meeting to consider the Merger Agreement, and therefore you will be unable to vote by attending a shareholders’ meeting.

Q: What happens if I do not return my TotipotentRX written consent?
A: If you are a record holder of shares of TotipotentRX common stock and you do not return your written consent, that will have the same effect as a vote against the Merger Agreement.

Q: Will my rights as a ThermoGenesis stockholder be different from my rights as a TotipotentRX shareholder?
A:  Yes. Upon completion of the Merger, each shareholder of TotipotentRX, a California corporation, will become a stockholder of ThermoGenesis, a Delaware corporation.  There are important differences between the rights of stockholders of ThermoGenesis and shareholders of TotipotentRX.  Please carefully review the description of these differences in the section of this proxy statement/prospectus/consent solicitation entitled “Comparison of Rights of Holders of ThermoGenesis Stock and TotipotentRX Stock” beginning on page 109.

Q:  Should I send in my share certificates now?
A:  No.  If you are a TotipotentRX shareholder, after the Merger is consummated, you will receive written instructions from ThermoGenesis’ exchange agent for exchanging your certificates representing shares of TotipotentRX common stock for certificates representing shares of ThermoGenesis common stock.

Q:  As a TotipotentRX shareholder, how does TotipotentRX’s board of directors recommend that I vote?
A:  After careful consideration, TotipotentRX’s board of directors has approved the terms of the Merger Agreement, including the Merger and transactions contemplated thereby, and has determined that they are advisable, fair to and in the best interests of TotipotentRX shareholders. Accordingly, TotipotentRX’s board of directors recommends that TotipotentRX’s shareholders approve Merger Agreement by written consent.

Q:  Are TotipotentRX shareholders entitled to dissenters’ rights?
A:  Under California law, holders of TotipotentRX common stock are entitled to dissenters’ rights in connection with the Merger.  If you do not wish to accept shares of ThermoGenesis common stock in the Merger and you do not approve the Merger Agreement by the TotipotentRX shareholder action by written consent, you have the right under California law to seek from TotipotentRX the “fair market value” of your shares in lieu of the ThermoGenesis common stock you would receive if the Merger is completed.  TotipotentRX refers you to the information under the heading “The Merger—Appraisal and Dissenters’ Rights” on page 66 of this proxy statement/prospectus/consent solicitation and to the applicable California statute attached as Annex B to this proxy statement/prospectus/consent solicitation for information on how to exercise your dissenters’ rights.  Failure to follow all of the steps required under California law will result in the loss of your dissenters’ rights.  In addition, if holders of more than two and one-half percent (2.5%) of the outstanding shares of TotipotentRX decide to exercise their dissenters’ rights, ThermoGenesis will have the right to terminate the Merger Agreement.

Q:  What will TotipotentRX shareholders receive in the Merger?
A:  ThermoGenesis has agreed to issue, and holders of TotipotentRX common stock will receive, shares of ThermoGenesis common stock such that following the consummation of the transactions contemplated by the Merger Agreement, current stockholders of ThermoGenesis are expected to own approximately 57.0% of the common stock of the combined company, and current TotipotentRX shareholders are expected to own approximately 43.0% of the combined company.  If the Merger is consummated, each share of TotipotentRX common stock is expected to convert into the right to receive 30.283 shares of ThermoGenesis common stock.

Q:  How will the Merger affect stock options and warrants for TotipotentRX common stock?
A:  ThermoGenesis will assume each outstanding warrant to purchase shares of TotipotentRX common stock, which will become exercisable for shares of ThermoGenesis common stock with the same terms, exercisability, vesting schedule and other provisions, but with the number of shares and exercise price being appropriately adjusted based on the exchange ratio of the Merger.  In connection with the Merger, each outstanding option held by TotipotentRX shareholders to purchase common stock of TotipotentRX will be cancelled.

Q:  What if I am a record holder of TotipotentRX Common Stock and I don’t indicate a decision with respect to the Merger Agreement proposal?
A:  If you are a record holder on the record date of shares of TotipotentRX common stock and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to adopt and approve the Merger Agreement including the Merger and other transactions contemplated thereby.

Q:  What is the deadline for returning my written consent?
A:  The TotipotentRX board of directors has set January 31, 2014 as the targeted final date for receipt of written consents.  TotipotentRX reserves the right to extend the final date for receipt of written consents beyond January 31, 2014, in the event that consents adopting and approving the Merger Agreement including the Merger and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of TotipotentRX common stock to satisfy the conditions to the Merger.  Any such extension may be made without notice to shareholders.  Once TotipotentRX has received written consents from holders owning more than a majority of outstanding shares of common stock of TotipotentRX, the consent solicitation will conclude.

Q: Can I change or revoke my written consent?
A: Yes, if you are a record holder on the record date of shares of TotipotentRX common stock, you may change or revoke your consent to the Merger Agreement at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been received by TotipotentRX.  If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Solicitation of TotipotentRX Written Consent—Submission of Consents” on page 37, or delivering a notice of revocation to the corporate secretary of TotipotentRX.

SUMMARY

The following summary highlights selected information from this proxy statement/prospectus/consent solicitation and may not contain all of the information that is important to you.  To better understand the Merger Agreement, including the Merger and other transactions contemplated thereby being considered at the ThermoGenesis special meeting and by written consent by the TotipotentRX shareholders, you should carefully read this entire proxy statement/prospectus/consent solicitation, including the Merger Agreement attached as Annex A to this proxy statement/prospectus/consent solicitation.   For purposes of this proxy statement/prospectus/consent solicitation, the term “Merger Agreement” will refer to the Merger Agreement, as the same may be amended.

The Companies

ThermoGenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742
(916) 858-5100

ThermoGenesis is a leading designer and supplier of clinical technologies for processing and storing stem cells used in the practice of regenerative medicine.  Regenerative medicine is an emerging field using cell-based therapies to address a number of clinical indications, including the repair or restoration of diseased or damaged tissue and cell function.  ThermoGenesis’ products isolate and automate the volume reduction and cryopreservation of adult stem cell concentrates from cord blood, bone marrow and peripheral blood for use in laboratory and point of care settings.  ThermoGenesis’ primary business model is based on the sale of medical devices and the recurring revenues generated from their companion single-use, sterile disposable products. ThermoGenesis currently sells its products in over 30 countries throughout the world to customers that include private and public cord blood banks, surgeons, hospitals and research institutions. ThermoGenesis’ worldwide commercialization strategy relies primarily on the utilization of distributors.  Founded in 1986, ThermoGenesis has approximately 55 employees and is located in Rancho Cordova, California.

ThermoGenesis’ growth strategy is to expand its offerings in regenerative medicine while partnering with other pioneers in the stem cell arena to accelerate our worldwide penetration of this potentially explosive market.  ThermoGenesis plans to have a product line that will facilitate the processing of an increasing number of therapeutic cell sources and to leverage our technological investments into profitable adjacent markets.

ThermoGenesis’ common stock is listed on the NASDAQ Capital Market under the symbol KOOL.

TotipotentRX Corporation
548 S. Spring Street, Suite 210
Los Angeles, CA 90013
(213) 221-7373

TotipotentRX Corporation, formerly known as MK Alliance, Inc., is engaged in the research, development, and commercialization of cell-based therapeutics for use in regenerative medicine.  In addition, TotipotentRX sells medical devices and equipment for collection, transportation, and processing of cord blood, cord tissue, bone marrow, and peripheral blood stem cells; reagents for culturing and assaying stem cells; and services to hospital and surgeons for processing autologous cellular therapies at the point of care.  Founded in November 2007, TotipotentRX has approximately 46 employees and is headquartered in Los Angeles, California.

TotipotentRX Corporation is the surviving corporation of a merger between MK Alliance Inc., and TotipotentRX.  Prior to the merger, MK Alliance owned approximately 77.0% of the outstanding shares of common stock of TotipotentRX.   TotipotentRX merged with and into MK Alliance Inc. with the surviving corporation changing its name to TotipotentRX.  TotipotentRX also has two wholly-owned subsidiaries: TotipotentRX Cell Therapy, Pvt. Ltd. (cellular therapeutics) including its joint collaboration Fortis-TotipotentRX Centre for Cellular Medicine (cellular clinical trials), and TotipotentSC Scientific Product Pvt. Ltd. (medical devices).  Unless otherwise indicated, reference to TotipotentRX includes its predecessor and its subsidiaries TotipotentRX Cell Therapy Pvt. Ltd., Fortis-TotipotentRX Centre for Cellular Medicine, and TotipotentSC Scientific Product Pvt. Ltd.

TotipotentRX operates four lines of business and serves patients, physicians and partners:

•	Therapeutics Division;
•	Medical Devices Division;
•	Contract Services Division; and
•	Cell Manufacturing and Banking Division

TotipotentRX’s general business strategy is to attempt to increase sales of existing and proposed products and services from its TotipotentRX operations in order to generate cash flow to help support the cardiovascular and orthopedic autologous cell therapy point-of-care combination product development efforts of TotipotentRX.  TotipotentRX also operates a medical device assembly and supply business at its Gurgaon, a suburb of New Delhi, facility in India.  This facility was designed to house the sales and operations departments, which cater specifically to the design, assembly and supply of medical devices and kits to the regenerative medicine market, primarily private cord blood banks.

The Merger

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.  ThermoGenesis and TotipotentRX encourage you to read the entire Merger Agreement carefully because it is the principal document governing the Merger and the transactions contemplated thereby.

Merger Consideration (see page 69)

If the Merger is completed, TotipotentRX will merge with and into ThermoGenesis, and ThermoGenesis will be the surviving entity.  A TotipotentRX shareholder will receive, in exchange for each share of TotipotentRX common stock held by such shareholder immediately before the effective date of the Merger, 30.283 shares of ThermoGenesis common stock (the “Merger Consideration”), excluding TotipotentRX dissenting shares.  As a result, immediately after the Merger TotipotentRX shareholders are expected to own in the aggregate approximately 43.0% of the outstanding shares of ThermoGenesis after giving effect of the Merger without taking into account any outstanding ThermoGenesis’ options or TotipotentRX warrants that will be assumed by ThermoGenesis to acquire shares of common stock.  For a more complete description of the Merger Consideration to be issued by ThermoGenesis, please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation.

Treatment of TotipotentRX Options and Warrants (see page 69)

In connection with the Merger, each outstanding option to purchase common stock of TotipotentRX not exercised will be cancelled and each warrant to purchase the common stock of TotipotentRX will be assumed by ThermoGenesis and will become a warrant to purchase shares of common stock of ThermoGenesis, with the number of shares of common stock and exercise price adjusted to reflect the exchange ratio in the Merger.  As of the date of this proxy statement/prospectus/consent solicitation, there were outstanding options to purchase 10,901 shares and warrants to acquire 2,004 shares of TotipotentRX common stock.  After giving effect to the exchange ratio, it is assumed that 330,115 shares of ThermoGenesis common stock will be issued to TotipotentRX option holders assuming the exercise thereof and TotipotentRX warrants will be assumed by ThermoGenesis to purchase 60,687 shares of ThermoGenesis common stock.  For a more complete description of the treatment of TotipotentRX options and warrants, please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation.

Reasons for the Merger (see page 39)

ThermoGenesis and TotipotentRX anticipate that the combined company resulting from the Merger will be a fully integrated regenerative medicine company with the ability and expertise to research, design, and develop devices and disposables necessary to facilitate, or integrate into the design of clinical protocols and applications directed at cell therapies at the point of care, managing both risk of regulatory approval, and channel distribution.  The combined company will have the ability to develop new products, devices, and disposables, and support existing products, while directing new development of products and services to clinical trials.  ThermoGenesis and TotipotentRX believe the combined company will have the following strategic benefits:

•	One of the First Integrated Regenerative Medicine Companies. The combined company will be one of the first companies to bring together cell-therapy-related devices, patented platform technology, proprietary cell formulations and treatment protocols and a cell-therapy-specific clinical research organization increasing the likelihood that a safe and effective therapy can reach full commercialization.
•	Practical, Commercializable Cell Therapies. The combined company will offer safe and effective therapies backed by clinical evidence, including eight clinical trials in osteoarthritis, avascular necrosis, cardiac and critical limb ischemia, among others, using patient and regulator friendly autologous cells and at the bedside, 60-90 minute protocol.
•	Ability to Rapidly and Cost-Effectively Implement New Clinical Trials. The combined company will have the ability to rapidly initiate early clinical development of new cell therapies at its U.S. Food and Drug Administration (FDA)-registered clinical research organization in India and generate high quality data at a fraction of the cost of clinical trials undertaken in the U.S. or Europe.
•	Positioned to Commercialize in Both Developed and Emerging Markets. The combined company's existing U.S. and Asian footprints uniquely position it to meet the needs of patients, hospitals and physicians across the globe. This footprint allows flexibility to meet the variable market demands in service and price.
•	Significant Value Creation. The combined company should support a higher valuation than either company alone, with the potential to create additional, near and long-term shareholder value through the development of new protocols in major therapeutic areas.

For a more complete description of the factors on which the ThermoGenesis board of directors based its decision to approve the Merger Agreement including the issuance of ThermoGenesis common stock to TotipotentRX shareholders in connection with the Merger discussed in this proxy statement/prospectus/consent solicitation, please see the section entitled “The Merger—ThermoGenesis’ Reasons for the Merger” in this proxy statement/prospectus/consent solicitation.  For a more complete description of the factors on which the TotipotentRX board of directors based its decision to approve the Merger Agreement discussed in this proxy statement/prospectus/consent solicitation, please see the section entitled “The Merger—TotipotentRX “Reasons for the Merger” in this proxy statement/prospectus/consent solicitation.

Overview of the Merger Agreement (see page 39)

Conditions to completion of the Merger.

ThermoGenesis and TotipotentRX are required to complete the Merger only if certain customary conditions are satisfied or waived, including:

•	the Merger Agreement must be approved by the TotipotentRX shareholders and ThermoGenesis stockholders;
•	the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have been declared effective by the SEC;
•	ThermoGenesis and TotipotentRX shall each have the written opinion from ThermoGenesis' counsel to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and
•	ThermoGenesis shares of common stock to be issued in connection with the Merger shall have been authorized for listing on the NASDAQ Capital Market.

In addition, the obligation of ThermoGenesis to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of TotipotentRX and Messrs. Kenneth Harris and Mitchel Sivilotti (the “Principal Stockholders”) contained in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and the closing date;

•	TotipotentRX and the Principal Stockholders shall have performed or complied in all material respects with all agreements and covenants to be performed or complied with by them;
•	the employment agreements with the Principal Stockholders shall be in full force and effect;
•	each of the non-competition agreements shall be in full force and effect;
•	TotipotentRX shall have paid less than $300,000 to satisfy appraisal rights in connection with the merger involving TotipotentRX and MK Alliance, Inc.; and
•	holders of no more than two and one half percent (2.5%) of the outstanding shares of TotipotentRX common stock shall have exercised dissenters’ rights.

In addition, the obligation of TotipotentRX to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of ThermoGenesis contained in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement, and as of the closing date;
•	ThermoGenesis shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the closing;
•	Kenneth L. Harris and another TotipotentRX nominee shall have been appointed as directors of ThermoGenesis and there shall be no more than seven directors serving on ThermoGenesis’ board of directors; and
•	Holders of no more than two percent (2.0%) of the outstanding shares of ThermoGenesis common stock shall have exercised dissenters’ rights under applicable law with respect to their shares by virtue of the Merger. Holders of ThermoGenesis common stock, however, have no dissenters’ rights.

Termination of the Merger Agreement (see page 76)

The Merger Agreement may be terminated at any time before the completion of the Merger by the mutual consent of ThermoGenesis and TotipotentRX.

Under certain circumstances specified in the Merger Agreement, the Merger Agreement may be terminated if:

•	by ThermoGenesis or TotipotentRX if the Merger has not been consummated by (i) December 15, 2013, provided however, that if the SEC does not declare the registration statement effective by October 31, 2013, then either party may extend the termination date by an additional 60 days (which termination date has been extended by ThermoGenesis and TotipotentRX for an additional 60 days in accordance with the Merger Agreement);
•	by ThermoGenesis or TotipotentRX if a court of competent jurisdiction or any governmental entity prohibits the Merger;
•	by either ThermoGenesis or TotipotentRX if the Merger shall not have been approved by the ThermoGenesis’ stockholders at its stockholders’ meeting or by written consent from the TotipotentRX shareholders;
•	by TotipotentRX if (i) the board of directors of ThermoGenesis shall have failed to recommend to approve the Merger; (ii) ThermoGenesis shall have failed to file the registration statement with the SEC within 60 days of receipt of TotipotentRX’s financial statements; (iii) ThermoGenesis shall have failed to hold its stockholders’ meeting within 60 days after the registration statement is declared effective; (iv) ThermoGenesis shall have entered into any letter of intent or similar document to any acquisition proposal; or (v) ThermoGenesis shall have breached the no solicitation provisions set forth in the Merger Agreement;
•	by ThermoGenesis if (i) the board of directors of TotipotentRX shall have failed to recommend approval of the Merger; (ii) the board of directors of TotipotentRX shall have endorsed any acquisition proposal; (iii) TotipotentRX shall have entered into any letter of intent or similar document relating to any acquisition proposal; or (iv) TotipotentRX shall have breached the no solicitation provisions set forth in the Merger Agreement;

•	by ThermoGenesis (i) if TotipotentRX GAAP financial statements are not delivered to ThermoGenesis by July 30, 2013; or (ii) if, excluding differences related to non-cash charges for deferred revenue, compensation expenses and the reduction in the value of securities held by TotipotentRX for investment, TotipotentRX audited (A) consolidated net income before interest, taxes, depreciation and amortization (EBITDA) for each of the years ended December 31, 2012 and 2011 is more than $100,000 less than the EBITDA of the TotipotentRX unaudited annual financial statements for the corresponding year; (B) consolidated revenue for the year ended December 31, 2012 is more than $100,000 less than the consolidated revenue as set forth in the TotipotentRX unaudited annual financial statements for such year; (C) shareholders' equity for TotipotentRX and its subsidiaries as of December 31, 2012 is more than $250,000 less than the shareholders' equity for TotipotentRX and its subsidiaries at December 31, 2012 as set forth in the TotipotentRX unaudited annual financial statements; or (D) financial statements are qualified by TotipotentRX’s auditors other than a going concern. ThermoGenesis has waived the deadline and certain financial conditions that were not met by TotipotentRX, See “The Merger Agreement-Termination” on page 76;
•	by TotipotentRX upon a breach of any representation, warranty, covenant or agreement on the part of ThermoGenesis set forth in the Merger Agreement; or
•	by ThermoGenesis upon a breach of any representation, warranty, covenant or agreement on the part of TotipotentRX set forth in the Merger Agreement.

Opinion of Roth Capital Partners (see page 54)

Roth Capital Partners, LLC rendered its opinion to the board of directors of ThermoGenesis, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, to the effect that, as of July 15, 2013, the total consideration to be paid by ThermoGenesis in connection with the Merger, including the Merger Consideration, is fair to ThermoGenesis from a financial point of view.

Lock-up Agreements (see page 78)

Kenneth Harris and Mitchel Sivilotti, each of whom will sometimes be referred to collectively in this proxy statement/prospectus/consent solicitation as the Principal Stockholders, have each entered into a stockholder lock-up agreement pursuant to which, among other things, such Principal Stockholder agrees not to transfer his TotipotentRX shares of common stock except pursuant to the Merger or transfers of less than 4.0% of the outstanding common stock of TotipotentRX to other shareholders of TotipotentRX, and not to exercise his dissenters’ rights related to the Merger.

In addition, each Principal Stockholder has agreed that until the second anniversary of the effective date of the Merger, such Principal Stockholder will not pledge, sell, sell any option or warrant related to or otherwise transfer or dispose of, directly or indirectly, any ThermoGenesis shares of common stock received in the Merger.  During each of the first and second year of the lock-up agreement, each Principal Stockholder may sell up to 25.0% of the outstanding shares of ThermoGenesis common stock that such Principal Stockholder received in the Merger without restriction.

As of the date of the Merger Agreement, the Principal Stockholders beneficially owned an aggregate of approximately 300,000 shares of TotipotentRX common stock, representing approximately 74.7% of the outstanding shares of TotipotentRX common stock, and the Principal Stockholders will beneficially own approximately 9,331,500 shares of ThermoGenesis common stock representing approximately 32.0 % of the outstanding shares of ThermoGenesis common stock after giving effect to the Merger.

Board of Directors; Management of the Combined Company Following the Merger (see page 101)

The Merger Agreement provides that TotipotentRX shall appoint two directors, one of whom must be an independent director, to ThermoGenesis’ board of directors.  TotipotentRX intends to appoint Mr. Kenneth L. Harris as one of the two directors to ThermoGenesis’ board.  It is anticipated that all current members of ThermoGenesis’ directors shall remain on the board.

If the Merger is completed, Matthew T. Plavan will serve of Chief Executive Officer; Kenneth L. Harris shall serve as President; Dan T. Bessey shall serve as Chief Financial Officer; and Mitchel Sivilotti shall serve as Chief Biologist, Senior Vice President of the combined company.  Mr. Harris and Mr. Sivilotti have each entered into employment agreements with ThermoGenesis which will become effective upon the effective date of the Merger.

Interests of Certain Persons in the Merger (see page 63)

In considering the recommendation of the TotipotentRX board of directors with respect to approving the Merger Agreement, TotipotentRX shareholders should be aware that certain members of the board of directors and executive officers of TotipotentRX have interests in the Merger Agreement that may be different from, or in addition to, interests they have as TotipotentRX shareholders.  For example, upon the effective date of the Merger, Mr. Harris will serve on the board of directors of the combined company; Mr. Harris and Mr. Sivilotti will also serve as executive officers of the combined company.  In addition, upon the effective date of the Merger, ThermoGenesis’ employment agreements with Mr. Harris and Mr. Sivilotti will become effective, and ThermoGenesis will payoff certain loans due to Messrs. Harris and Sivilotti by TotipotentRX.

Accounting Treatment (see page F-56)

The Merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes.  Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of TotipotentRX as of the effective date of the Merger will be recorded at their respective fair values and added to those of ThermoGenesis. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of ThermoGenesis issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical consolidated financial position or results of operations of TotipotentRX.  The purchase method of accounting is based on ASC 805 “Business Combinations.”

Material U.S. Federal Income Tax Consequences (see page 63)

Each of ThermoGenesis and TotipotentRX will receive an opinion of Weintraub Tobin Chediak Coleman Grodin, counsel to ThermoGenesis, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, sometimes referred to herein as the Code or the IRC.  In general, TotipotentRX shareholder will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of TotipotentRX common stock for shares of ThermoGenesis common stock, except for TotipotentRX shareholders who exercise their dissenters’ rights with respect to the Merger. In addition, ThermoGenesis stockholders will not recognize gain or loss for United States federal income tax purposes in connection with the Merger.  Tax matters are very complicated, and the tax consequences of the Merger to a particular shareholder will depend in part on such shareholder’s circumstances.  Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.  For more information on the federal income tax effect of the Merger, see the section entitled “Material Federal Income Tax Consequences of the Merger.”

Comparison of Stockholder Rights (see page 109)

Upon consummation of the Merger, the holders of issued and outstanding TotipotentRX common stock will be entitled to receive ThermoGenesis common stock. The rights of the holders of ThermoGenesis common stock are governed by ThermoGenesis’ Certificate of Incorporation, ThermoGenesis’ Bylaws and Delaware General Corporation Law, while the rights of holders of TotipotentRX common stock are generally governed by TotipotentRX’s Articles of Incorporation, TotipotentRX’s Bylaws and California law.  There are difference in rights afforded by under Delaware law and California law.   See “Comparison of Rights of Holders of ThermoGenesis Stock and TotipotentRX Stock’’ in this proxy statement/prospectus/consent solicitation for more information.

Appraisal and Dissenters’ Rights in Connection with the Merger (see page 66)

Under Delaware law, holders of ThermoGenesis common stock are not entitled to appraisal rights in connection with the Merger because ThermoGenesis’ shares of common stock are listed on a national securities exchange.

If the Merger Agreement is approved by written consent from required vote of TotipotentRX shareholders and is not abandoned or terminated, holders of TotipotentRX common stock who did not approve the Merger Agreement via written consent may, by complying with Sections 1300 through 1313 of the California General Corporation Law or CGCL, be entitled to dissenters’ rights as described herein and receive cash for the fair market value of their TotipotentRX common stock.  For more information about dissenters’ rights, see Sections 1300 through 1313 of the CGCL, attached as Annex B to this proxy statement/prospectus/consent solicitation, and the section entitled “Appraisal and Dissenter’s Rights” in this proxy statement/prospectus/consent solicitation.

Risks Associated with the Merger (see page 19)

Both ThermoGenesis and TotipotentRX are subject to various risks associated with their businesses and industries.  In addition, the Merger poses a number of risks to each company and its respective stockholders or shareholders, including, but not limited to, the following:

•	if the proposed Merger is not completed, both ThermoGenesis and TotipotentRX may experience negative publicity and a negative impression in the investment community since each party has spent a substantial amount of effort, time and money to consummate the Merger;
•	failure to complete the Merger may result in ThermoGenesis or TotipotentRX paying a termination fee or expenses to the other party;
•	the combined company may not be able to obtain necessary financing after the effective date of the Merger adversely affecting its business plan;
•	the market price of ThermoGenesis’ common stock may decline as a result of the Merger;
•	ThermoGenesis and TotipotentRX stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;
•	certain provisions of the Merger Agreement may discourage third parties from submitting alternative business proposals, including proposals that may be superior to the financial arrangements contemplated by the Merger Agreement; and
•	ThermoGenesis and TotipotentRX may not be able to successfully integrate their operations.

These risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.  ThermoGenesis and TotipotentRX encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present summary historical and unaudited pro forma condensed combined financial data for ThermoGenesis and TotipotentRX.

Selected Historical Financial Data of ThermoGenesis

The following selected financial data should be read together with ThermoGenesis’ financial statements and accompanying notes and “ThermoGenesis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus/consent solicitation. The selected financial data in this section is not intended to replace ThermoGenesis’ financial statements and the accompanying notes.  Historical results are not necessarily indicative of operating results to be expected in the future.

The statement of operations data for the years ended June 30, 2013 and 2012 and the balance sheet data as of June 30, 2013 and 2012 was derived from ThermoGenesis’ audited financial statements contained in its Annual Report on Form 10-K for the year ended June 30, 2013, which is included in this proxy statement/prospectus/consent solicitation. The statement of operations data for the years ended June 30, 2011, 2010 and 2009 and balance sheet data as of June 30, 2011, 2010 and 2009 was derived from audited financial statements not included in this proxy statement/prospectus/consent solicitation.  The statement of operations data for the three months ended September 30, 2013 and 2012 and the balance sheet data as of September 30, 2013 was derived from unaudited condensed financial statements also included in this proxy statement/prospectus/consent solicitation. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which ThermoGenesis considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended September 30, 2013 are not necessarily indicative of the results that may be expected in future periods.

	Year Ended June 30,					(Unaudited) Three Months Ended September 30,
Summary of Operations	2013	2012	2011	2010	2009	2013	2012
Net revenues	$17,963,000	$19,023,000	$23,400,000	$23,088,000	$19,799,000	$3,644,000	$4,122,000

Cost of revenues	(11,598,000)	(12,690,000)	(14,563,000)	(15,643,000)	(14,106,000)	(2,253,000)	(2,496,000)

Gross profit	6,365,000	6,333,000	8,837,000	7,445,000	5,693,000	1,391,000	1,626,000

Sales and marketing	(2,955,000)	(2,761,000)	(3,195,000)	(2,889,000)	(3,808,000)	(715,000)	(656,000)
Research and development	(2,991,000)	(3,729,000)	(3,003,000)	(5,013,000)	(5,222,000)	(833,000)	(838,000)
General and administrative	(5,645,000)	(5,222,000)	(5,474,000)	(4,797,000)	(5,441,000)	(2,142,000)	(1,140,000)
Gain on sale of product lines	2,161,000	--	--	--	--	--	2,000,000

Income (loss) from operations	(3,065,000)	(5,379,000)	(2,835,000)	(5,254,000)	(8,778,000)	(2,299,000)	992,000
Interest and other income (expense), net	(21,000)	393,000	268,000	61,000	228,000	--	3,000
Net income (loss)	$(3,086,000)	$(4,986,000)	$(2,567,000)	$(5,193,000)	$(8,550,000)	$(2,299,000)	$995,000
Per share data:
Basic and diluted net income (loss) per common share	$(0.19)	$(0.30)	$(0.17)	$(0.37)	$(0.61)	$(0.14)	$0.06

						(Unaudited)
	As of June 30,					As of September 30,
Balance Sheet Data	2013	2012	2011	2010	2009	2013
Cash, cash equivalents and short term investments	$6,884,000	$7,879,000	$12,309,000	$10,731,000	$15,631,000	$5,306,000
Working capital	$11,125,000	$14,034,000	$18,976,000	$16,587,000	$20,923,000	$8,959,000
Total assets	$18,529,000	$21,080,000	$24,399,000	$24,030,000	$27,655,000	$16,484,000
Total liabilities	$5,211,000	$5,182,000	$4,306,000	$6,251,000	$5,201,000	$5,364,000
Total stockholders’ equity	$13,318,000	$15,898,000	$20,093,000	$17,779,000	$22,454,000	$11,120,000

						(Unaudited)
	Year Ended June 30,					Three Months Ended September 30,
Other Data	2013	2012	2011	2010	2009	2013	2012
Adjusted EBITDA(1)	$(3,961,000)	$(3,984,000)	$(1,409,000)	$(4,244,000)	$(7,825,000)	$(1,974,000)	$(731,000)

(1)	Adjusted EBITDA represents loss from operations excluding amounts for depreciation and amortization, stock-based compensation expense, impairment of intangible asset and gain on sale of product lines. Adjusted EBITDA is a common measure of operating performance and helps us evaluate our performance by removing from our operating results non-cash items and items which do not relate to our core operating performance.

Non-GAAP Measures
In addition to the results reported in accordance with US GAAP, we also use a non-GAAP measure, adjusted EBITDA, to evaluate operating performance and to facilitate the comparison of our historical results and trends.  This financial measure is not a measure of financial performance under US GAAP and should not be considered in isolation or as a substitute for loss as a measure of performance.  The calculation of this non-GAAP measure may not be comparable to similarly titled measures used by other companies.  Reconciliations to the most directly comparable GAAP measure are provided below.

						(Unaudited)
	Year Ended June 30,					Three Months Ended September 30,
	2013	2012	2011	2010	2009	2013	2012
Income (loss) from operations	$(3,065,000)	$(5,379,000)	$(2,835,000)	$(5,254,000)	$(8,778,000)	$(2,299,000)	$992,000

Add (subtract):
Depreciation and amortization	538,000	604,000	466,000	492,000	474,000	156,000	134,000
Stock-based compensation expense	563,000	791,000	960,000	518,000	479,000	169,000	143,000
Impairment of intangible asset	164,000	--	--	--	--	--	--
Gain on sale of product lines	(2,161,000)	--	--	--	--	--	(2,000,000)
Adjusted EBITDA loss	$(3,961,000)	$(3,984,000)	$(1,409,000)	$(4,244,000)	$(7,825,000)	$(1,974,000)	$(731,000)

Selected Historical Financial Data of TotipotentRX

The following selected financial data should be read together with TotipotentRX’s financial statements and accompanying notes and “TotipotentRX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus/consent solicitation. The selected financial data in this section is not intended to replace TotipotentRX’s financial statements and the accompanying notes. Historical results are not necessarily indicative of operating results to be expected in the future.

The statement of operations data for the years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2012 and 2011 were derived from TotipotentRX’s audited financial statements that are included in this proxy statement/prospectus/consent solicitation.  The statement of operations data for the nine months ended September 30, 2013 and 2012 and the balance sheet data as of September 30, 2013 was derived from unaudited condensed financial statements also included in this proxy statement/prospectus/consent solicitation. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which TotipotentRX considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected in future periods.

			(Unaudited)
	Year Ended December 31,		Nine Months Ended September 30,
Summary of Operations	2012	2011	2013	2012
Net revenues	$1,177,000	$1,839,000	$1,130,000	$791,000
Gross profit	$401,000	$830,000	$301,000	$275,000
Loss from operations	$(1,117,000)	$(228,000)	$(879,000)	$(615,000)
Net loss	$(1,157,000)	$(322,000)	$(891,000)	$(653,000)

			(Unaudited)
	December 31,		September 30,
Balance Sheet Data	2012	2011	2013
Cash and cash equivalents	$1,035,000	$1,174,000	$509,000
Working capital	$809,000	$713,000	$44,000
Total assets	$1,842,000	$2,097,000	$1,323,000
Total liabilities	$1,028,000	$987,000	$1,445,000
Total stockholders’ equity(deficit)	$814,000	$1,110,000	$(122,000)

			(Unaudited)
	Year Ended December 31,		Nine Months Ended September 30,
Other Data	2012	2011	2013	2012
Adjusted EBITDA(1)	$(777,000)	$(63,000)	$(806,000)	$(551,000)

(1)	Adjusted EBITDA represents loss from operations excluding amounts for depreciation and amortization, stock-based compensation expense and impairment of investment in private corporation. Adjusted EBITDA is a common measure of operating performance and helps evaluate performance by removing from operating results non-cash items and items which do not relate to core operating performance.

Non-GAAP Measures
In addition to the results reported in accordance with US GAAP, TotipotentRX also uses a non-GAAP measure, adjusted EBITDA, to evaluate operating performance and to facilitate the comparison of historical results and trends.  This financial measure is not a measure of financial performance under US GAAP and should not be considered in isolation or as a substitute for loss as a measure of performance.  The calculation of this non-GAAP measure may not be comparable to similarly titled measures used by other companies.  Reconciliations to the most directly comparable GAAP measure are provided below.

(Unaudited)	Year Ended December 31,		Nine Months Ended September 30,
	2012	2011	2013	2012
Loss from operations	$(1,117,000)	$(228,000)	$(879,000)	$(615,000)

Add:
Depreciation and amortization	89,000	60,000	72,000	63,000
Stock-based compensation expense	1,000	105,000	1,000	1,000
Impairment of investment in private corporation	250,000	--	--	--
Adjusted EBITDA	$(777,000)	$(63,000)	$(806,000)	$(551,000)

Selected Unaudited Pro Forma Condensed Combined Financial Data of ThermoGenesis and TotipotentRX

The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and the accompanying notes of ThermoGenesis and TotipotentRX, and “ThermoGenesis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “TotipotentRX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this proxy statement/prospectus/consent solicitation, and the other information contained in this proxy statement/prospectus/consent solicitation. See the financial statements of ThermoGenesis and TotipotentRX beginning on pages F-2 and F-33, respectively.

The following selected unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting under ASC 805, Business Combinations. For accounting purposes, ThermoGenesis is considered to be purchasing TotipotentRX in this merger. The ThermoGenesis and TotipotentRX unaudited pro forma condensed combined balance sheet data assume that the merger of ThermoGenesis and TotipotentRX took place on September 30, 2013, and combines ThermoGenesis’ historical balance sheet at September 30, 2013 with TotipotentRX’s historical balance sheet at September 30, 2013. The ThermoGenesis and TotipotentRX unaudited pro forma condensed combined statement of operations data assume that the merger of ThermoGenesis and TotipotentRX took place as of the beginning of the periods presented.

The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the three months ended September 30, 2013 and year ended June 30, 2013 are derived from the unaudited pro forma condensed combined financial information starting at page F-57 of this proxy statement/prospectus/consent solicitation and should be read in conjunction with those statements and the related notes. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(Unaudited)	For the Year Ended June 30, 2013	For the Three Months Ended September 30, 2013
Statement of Operations:
Net revenues	$19,280,000	$3,951,000
Gross profit	$6,791,000	$1,519,000
Loss from operations	$(4,614,000)	$(2,086,000)
Net loss	$(4,645,000)	$(2,092,000)
Net loss per common share	$(0.16)	$(0.07)

Balance Sheet Data:		As of September 30, 2013
Cash and cash equivalents		$7,038,000
Working capital		$10,267,000
Total assets		$26,893,000
Total liabilities		$6,113,000
Total stockholders’ equity		$20,780,000

MARKET PRICE DATA AND DIVIDEND INFORMATION

ThermoGenesis

ThermoGenesis’ common stock is listed on the NASDAQ Capital Market under the symbol KOOL.  The following table sets forth the range of high and low closing sales prices for the common stock as reported on the NASDAQ Capital Market for the periods indicated below.

Fiscal 2014	High	Low	Fiscal 2013	High	Low	Fiscal 2012	High	Low
First Quarter (Sep. 30)	$1.52	$1.01	First Quarter (Sep. 30)	$1.29	$0.88	First Quarter (Sep. 30)	$2.13	$1.20
			Second Quarter (Dec. 31)	$1.01	$0.67	Second Quarter (Dec. 31)	$1.29	$0.71
			Third Quarter (Mar. 31)	$1.00	$0.82	Third Quarter (Mar. 31)	$1.15	$0.70
			Fourth Quarter (June 30)	$1.53	$0.77	Fourth Quarter (June 30)	$0.95	$0.80

On July 16, 2013, the date of  the public announcement of the signing of the Merger Agreement and on December 19, 2013, the date preceding the date of this proxy statement/prospectus/consent solicitation the last sales prices reported on the NASDAQ Capital Market for ThermoGenesis common stock were $1.26 per share and $0.735 per share, respectively.  As of December 20, 2013, the record date for the ThermoGenesis special meeting, there were 16,677,909 shares of ThermoGenesis common stock outstanding and approximately 266 holders of record of ThermoGenesis common stock.

On December 11, 2013, ThermoGenesis received notice from the NASDAQ Listing Qualifications Department informing it that ThermoGenesis failed to maintain the $1.00 per share minimum bid listing requirement and we must regain compliance with listing requirements or face delisting.  In order to regain compliance, the bid price of ThermoGenesis common stock must close at a price of at least $1.00 per share for a minimum of 10 consecutive business days at any time before June 9, 2014.  If compliance cannot be demonstrated by June 9, 2014, then NASDAQ will decide whether ThermoGenesis meets all applicable standards for initial listing on the Capital Market (except the bid price requirement) based on our most recent public filings and market information.  If ThermoGenesis meets these standards, then it will be granted an additional 180 calendar day compliance period.  NASDAQ can deny the extension if it does not appear to them that it is possible for ThermoGenesis to cure the deficiency.

ThermoGenesis has never declared or paid any cash dividends on its common stock nor does it intend to do so in the foreseeable future.  Any future determination to pay cash dividends will be at the discretion of ThermoGenesis’ board of directors and will depend upon its financial condition, operating results, capital requirements, any applicable contractual restrictions and such other factors as ThermoGenesis’ board of directors deems relevant.

TotipotentRX

TotipotentRX is a privately-held company and there is no established public trading market for its common stock.  As of December 20, 2013, the record date for seeking TotipotentRX shareholder consent, there were 401,563 shares of TotipotentRX common stock outstanding and twelve holders of record of TotipotentRX common stock.

TotipotentRX has never declared or paid any cash dividends on its common stock nor does it intend to do so in the foreseeable future.

RISK FACTORS

ThermoGenesis stockholders and TotipotentRX shareholders should carefully consider the following factors, in addition to the other information contained in this proxy statement/prospectus/consent solicitation, before deciding how to vote their shares of common stock.  The risk factors relating to TotipotentRX will also apply to the combined company going forward because the business of the combined company will primarily be TotipotentRX’s business.

Risks Related to the Merger

Consummation of the Merger is Subject to Various Closing Conditions and the Failure to Complete the Merger Could Negatively Impact the Perception of ThermoGenesis and TotipotentRX.

The consummation of the Merger is subject to the satisfaction of a number of conditions, including, but not limited to approval by ThermoGenesis’ stockholders and TotipotentRX’s shareholders.   No assurance can be given that the Merger will occur on the terms and timeline currently contemplated or at all.  If the proposed Merger is not completed, the share price of ThermoGenesis common stock may decline to the extent that the current market price of ThermoGenesis common stock reflects an assumption that the Merger will be completed.  Further, a failed Merger may result in negative publicity and a negative impression of both ThermoGenesis and TotipotentRX in the investment community since both parties have spent a substantial amount of effort, time and money to explain the benefits of the Merger.

Some of TotipotentRX’s Officers and Directors May Have Conflicts of Interests in Recommending that You Vote in Favor of the Merger that May Influence Them to Support or Approve the Merger Without Regard to Your Interests.

Certain officers and directors of TotipotentRX have entered into employment contracts with ThermoGenesis that become effective upon the effective date of the Merger and that provide them with interests in the Merger that are different from other shareholders of TotipotentRX, including, among others, the service as an officer or director of the combined company.  In addition, ThermoGenesis will payoff certain loans due to Mr. Harris and Mr. Sivilotti by TotipotentRX.  These employment contracts and assumption of loans by ThermoGenesis may influence the officers and directors of TotipotentRX to support and approve the Merger.

The Market Price of the Combined Company’s Common Stock May Decline As a Result Of the Merger.

The market price of the combined company’s common stock may decline as a result of the Merger for a number of reasons, including the following:

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or the investment community; or
•	the combined company is unable to obtain required financing.

ThermoGenesis Stockholders and TotipotentRX Shareholders May Not Realize a Benefit From the Merger Commensurate With the Ownership Dilution They Will Experience In Connection With the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, ThermoGenesis stockholders will have experienced an approximately 43.0% dilution of their ownership interests in ThermoGenesis, and TotipotentRX shareholders will have experienced an approximately 57.0% dilution of their ownership interests in TotipotentRX without receiving any commensurate benefit.

Certain Provisions Of the Merger Agreement May Discourage Third Parties From Submitting Alternative Takeover Proposals, Including Proposals That May Be Superior to the Merger Consideration Contemplated By the Merger Agreement.

The terms of the Merger Agreement prohibit each of ThermoGenesis and TotipotentRX from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals.  In addition, under certain circumstances ThermoGenesis or TotipotentRX would be required to pay a termination fee of $500,000 to the other party if the Merger Agreement is terminated.  This termination fee may discourage third parties from submitting alternative takeover proposals to ThermoGenesis or TotipotentRX or their respective stockholders or shareholders, and may cause the respective boards of directors to be less likely to recommend an alternative proposal.

ThermoGenesis’ and TotipotentRX’s Inability to Successfully Integrate Their Operations Could Adversely Affect the Combined Business.

The ability of ThermoGenesis and TotipotentRX to fulfill their strategy and business plan is dependent on their ability to successfully integrate their operations.  Failure to quickly and adequately integrate their operations and personnel could adversely affect the combined company’s business and its ability to achieve its objectives and strategy.

ThermoGenesis and TotipotentRX May Not Be Able to Successfully Integrate Their Business, or to Realize the Anticipated Synergies of the Combined Businesses.

The Merger between ThermoGenesis and TotipotentRX represents a significant investment by both companies.   The Merger will require significant attention and resources of both ThermoGenesis and TotipotentRX which could reduce the likelihood of achievement of other corporate goals. The additional financing needs created by the combined company will also require additional management time to address. There is no assurance that ThermoGenesis will realize synergies in the scientific, clinical, regulatory, or other areas as the parties currently contemplate.

Upon Completion of the Merger, ThermoGenesis Will Need to Raise Additional Capital in Furtherance of its Business Plan.

Upon completion of the Merger, management estimates a need for $15 million to $20 million of additional growth capital to execute the Cesca Therapeutic business plan over the next 24 to 36 months. The proposed financing may include shares of common stock and warrants to purchase additional shares of common stock, equity investments from strategic development partners or some combination of each.  Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to, the combined company’s stockholders.

Lack of demonstrated clinical utility of cord blood derived stem cells beyond hematopoietic transplantation may result in a decline in demand for cord blood banking services, adversely affecting sales of ThermoGenesis’ products

Transplants using stem cells derived from cord blood and cord tissue have become a standard procedure for treating blood cell lineage disorders including leukemia, lymphoma and anemia. However, clinical research demonstrating the utility of cord blood stem cells for use in treating other diseases or injury has been minimal, leaving claims of broad clinical utility of cord blood stem cells by cord blood banks largely unsubstantiated. The low utilization rate of banked cord blood samples coupled with the lack of demonstrated clinical results for multiple treatment indications has led to consumer skepticism regarding the benefits of cord blood banking and in turn, a significant reduction in collection rates in a number of geographies in Europe and the US.  A continued lack of investment in the research and development of supporting clinical data for additional applications may lead to greater skepticism globally, further adversely affecting demand for cord blood banking services and revenues to ThermoGenesis.

Risks Related to ThermoGenesis’ Business and Operations

ThermoGenesis’ Future Revenue Growth is Dependent on its New Products and its Existing Products being accepted for New Indications or into New Markets.

The acceptance of ThermoGenesis’ products into new markets or for new indications will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable, accurate, and cost effective compared to existing and future products or procedures.  Acceptance will also depend on ThermoGenesis’ ability to adequately train technicians on how to use its existing and future products.  Even if its products are released for sale, their use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from healthcare and third-party payers is available.  Failure of these products to achieve significant market share could have material adverse effects on ThermoGenesis long term business, financial condition, and results of operation.

Outcomes of Pending or Future Clinical Trials or Evaluations May be Negative and the Regenerative Medicine Market May not Expand, or May Not Expand in the Areas Targeted by ThermoGenesis’ Products.

The marketing and sales of new products may depend on successful clinical trials or evaluation outcomes in the regenerative medicine areas targeted by ThermoGenesis’ products and the approval of regulators.  Clinical trials also represent a significant expenditure of resources. Negative clinical trial results in connection with ThermoGenesis’ products or in the areas targeted by it could negatively impact regulatory approval or market acceptance of ThermoGenesis’ products.  Unfavorable clinical trials or failure of study results to obtain regulatory approval in a targeted clinical application and/or geographical area even with successful clinical trials, could have material adverse effects on ThermoGenesis’ long term business, financial condition, and results of operations.

A Significant Portion of ThermoGenesis’ Revenue is Derived from Customers in Foreign Countries.  ThermoGenesis May Lose Revenues, Market Share, and Profits Due to Exchange Rate Fluctuations, Political and Economic Changes Related to Its Foreign Business.

For the years ended June 30, 2013 and 2012, sales to customers in foreign countries comprised approximately 55.0% and 43.0%, respectively, of ThermoGenesis’ revenues.  ThermoGenesis’ foreign business is subject to economic, political and regulatory uncertainties and risks that are unique to each area of the world.  Fluctuations in exchange rates may also affect the product prices that ThermoGenesis’ foreign customers are willing to pay, and may put it at a price disadvantage compared to other competitors.  Potentially volatile shifts in exchange rates may negatively affect ThermoGenesis’ financial position and results.

The Loss of a Significant Distributor or End User Customer May Adversely Affect ThermoGenesis’ Financial Condition and Results of Operations.

Revenues from four significant distributors comprised 56.0% of ThermoGenesis’ revenues for the fiscal year ended June 30, 2013, and a significant portion of its largest distributor’s revenue came from one customer.  The loss of a large end user customer or distributor may decrease ThermoGenesis’ revenues.

ThermoGenesis is Reliant on Highly Specialized Distributors and Regulatory Approval to Market and Sell Its Bone Marrow Processing System.

Although ThermoGenesis has added distributors in other territories, ThermoGenesis may not be able to expand its sales of in vivo applications utilizing bone marrow processing devices until clinical trials are conducted.  Since the MXP, Res-Q, and VXP products are projected as a significant portion of ThermoGenesis’ revenue growth, a delay in finding competent distributors in the clinical space and/or a delay or failure to complete clinical trials and each on-label regulatory approval may adversely affect its future revenues and competitive advantage.

ThermoGenesis’ Inability to Protect Its Patents, Trademarks, Trade Secrets and Other Proprietary Rights Could Adversely Impact Our Competitive Position.

ThermoGenesis believes that its patents, trademarks, trade secrets and other proprietary rights are important to its success and its competitive position.  Accordingly, ThermoGenesis devotes substantial resources to the establishment and protection of its patents, trademarks, trade secrets and proprietary rights.  If ThermoGenesis’ products are challenged as infringing upon patents of other parties, ThermoGenesis may be required to modify the design of the product, obtain a license, or litigate the issues, all of which may have an adverse business effect on ThermoGenesis.

ThermoGenesis May Be Subject to Claims That Its Products or Processes Infringe the Intellectual Property Rights of Others, Which May Cause ThermoGenesis to Pay Unexpected Litigation Costs or Damages, Modify Its Products or Processes or Prevent Us From Selling Its Products.

Although it is ThermoGenesis’ intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim that ThermoGenesis’ processes and products infringe their intellectual property and other rights.  ThermoGenesis competes with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. ThermoGenesis may be subject to costly and time-consuming legal proceedings, and this could divert ThermoGenesis’ management’s attention from operating its business.  In order to resolve such proceedings, ThermoGenesis may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement.  In addition, ThermoGenesis might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename its products successfully.

Adverse Results of Legal Proceedings could have a Material Adverse Effect on ThermoGenesis.

ThermoGenesis is currently subject to, and may in the future be subject to, a variety of legal proceedings and claims that arise out of the ordinary conduct of business.  Results of legal proceedings cannot be predicted with certainty.  Irrespective of their merits, legal proceedings may be both lengthy and disruptive to operations and may cause significant expenditure and diversion of management attention.  ThermoGenesis may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on a portion of business operations or a material adverse effect on the financial condition and results of operations.  See “ThermoGenesis’ Business-Legal Proceedings”.

ThermoGenesis May Not Be Able to Protect Its Intellectual Property In Countries Outside the United States.  Intellectual Property Law Outside the United States Is Uncertain and In Many Countries Is Currently Undergoing Review and Revisions.

The laws of some countries do not protect ThermoGenesis’ patent and other intellectual property rights to the same extent as United States laws.  This is particularly relevant to ThermoGenesis as a significant amount of its current and projected future sales are outside of the United States.  Third parties may attempt to oppose the issuance of patents to ThermoGenesis in foreign countries by initiating opposition proceedings.  Opposition proceedings against any of our patent filings in a foreign country could have an adverse effect on its corresponding patents that are issued or pending in the United States.  It may be necessary or useful for ThermoGenesis to participate in proceedings to determine the validity of its patents or its competitors’ patents that have been issued in countries other than the U.S.  This could result in substantial costs, divert ThermoGenesis’ efforts and attention from other aspects of its business, and could have a material adverse effect on our results of operations and financial condition.

Any Failure to Achieve and Maintain the High Design and Manufacturing Standards That ThermoGenesis’ Products Require May Seriously Harm Its Business.

ThermoGenesis’ products require precise, high-quality manufacturing.  Achieving precision and quality control requires skill and diligence by our personnel as well as our vendors.  Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt ThermoGenesis’ business.  Additionally, the large amount of AXP disposable inventory certain distributors and end-users maintain may delay the identification of a manufacturing error and expand the financial impact.  A manufacturing error or defect, or previously undetected design defect, or uncorrected impurity or variation in a raw material component, either unknown or undetected, could affect the product.  Despite ThermoGenesis’ very high manufacturing standards, ThermoGenesis cannot completely eliminate the risk of errors, defects or failures. If ThermoGenesis or its vendors are unable to manufacture ThermoGenesis’ products in accordance with necessary quality standards, ThermoGenesis’ business and results of operations may be negatively affected.

ThermoGenesis’ Revenues and Operating Results May Be Adversely Affected As A Result of Its Required Compliance With the Adopted European Union Directive On the Restriction Of the Use of Hazardous Substances In Electrical and Electronic Equipment, As Well As Other Standards Around the World.

A number of domestic and foreign jurisdictions seek to restrict the use of various substances, a number of which have been or are currently used in ThermoGenesis’ products or processes.  For example, the European Union Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive now requires that certain substances, which may be found in certain products ThermoGenesis has manufactured in the past, be removed from all electronics components.  Eliminating such substances from its manufacturing processes requires the expenditure of additional research and development funds to seek alternative substances for its products, as well as increased testing by third parties to ensure the quality of its products and compliance with the RoHS Directive.  Other countries, such as China, have enacted or may enact laws or regulations similar to RoHS.  While ThermoGenesis has implemented a compliance program to ensure its product offering meets these regulations, there may be instances where alternative substances will not be available or commercially feasible, or may only be available from a single source, or may be significantly more expensive than its restricted counterparts.  Additionally, if ThermoGenesis was founded to be non-compliant with any such rule or regulation, ThermoGenesis could be subject to fines, penalties and/or restrictions imposed by government agencies that could adversely affect its operating results.

ThermoGenesis’ Products May Be Subject to Product Recalls Which May Harm Its Reputation And Divert Its Managerial And Financial Resources.

The FDA and similar governmental authorities in other countries have the authority to order the mandatory recall of ThermoGenesis’ products or order their removal from the market if the governmental entity finds ThermoGenesis’ products might cause adverse health consequences or death.  The FDA may also seize product or prevent further distribution.  A government-mandated or voluntary recall by ThermoGenesis could occur as a result of component failures, manufacturing errors or design defects (including labeling defects).  In the past ThermoGenesis has initiated voluntary recalls of some of its products and it could do so in the future.  Any recall of ThermoGenesis’ products may harm its reputation with customers, divert managerial and financial resources and negatively impact our profitability.

ThermoGenesis Is Dependent On Its Suppliers And Manufacturers to Meet Existing Regulations.

Certain of ThermoGenesis’ suppliers and manufacturers are subject to heavy government regulations, including FDA QSR compliance, in the operation of its facilities, products and manufacturing processes.  Any adverse action by the FDA against ThermoGenesis’ suppliers or manufacturers could delay supply or manufacture of component products required to be integrated or sold with its products.  There are no assurances ThermoGenesis will be successful in locating an alternative supplier or manufacturer to meet product shipment or launch deadlines.

As a result, our sales, contractual commitments and financial forecasts may be significantly affected by any such delays.

Dependence On Suppliers For Disposable Products And Custom Components May Impact the Production Schedule.

ThermoGenesis obtains certain disposable products and custom components from a limited number of suppliers.  If the supplier raises the price or discontinues production, ThermoGenesis may have to find another qualified supplier to provide the item or re-engineer the item.   In the event that it becomes necessary for ThermoGenesis to find another supplier, it would first be required to qualify the quality assurance systems and product quality of that alternative supplier.  Any operational issues with re-engineering or the alternative qualified supplier may impact the production schedule, therefore delaying revenues, and this may cause the cost of disposables or key components to increase.

ThermoGenesis’ AXP Revenue Is Indirectly Subject to Customer And Distributor Inventory Requirements And Continuity Of Inventory Purchasing.

On August 26, 2013, ThermoGenesis sent a 90 day notice of termination of the GE Healthcare (“GEHC”) AXP distribution agreement.  This termination will cause the sale of AXP disposable product inventory by GEHC, which would result in a surplus of product availability in the market.  During the sell-off of product inventory by GEHC, ThermoGenesis’ revenues could decline significantly, which would have a material adverse effect on its financial performance during those periods.  ThermoGenesis estimates the amount of such a revenue decline could be up to $1.8 million over two consecutive quarters, beginning in the quarter ended June 30, 2013.   ThermoGenesis is attempting to mitigate this potential financial impact on working capital requirements by seeking other distribution partners, modifying customer contracts or seeking additional debt or equity financing.

Failure To Meet Certain Financial Covenants Could Decrease ThermoGenesis’ AXP Revenues.

Under certain license and escrow agreements, if ThermoGenesis fails to meet certain financial covenants, other companies may take possession of the escrowed intellectual property and initiate manufacturing of the applicable device and disposables. If this were to occur, ThermoGenesis’ revenues would be negatively impacted.

Failure To Retain Or Hire Key Personnel May Adversely Affect ThermoGenesis’ Ability to Sustain or Grow its Business.

ThermoGenesis’ ability to operate successfully and manage its potential future growth depends significantly upon retaining key research, technical, clinical, regulatory, sales, marketing and managerial personnel.  ThermoGenesis’ future success partially depends upon the continued services of key technical and senior management personnel.  ThermoGenesis’ future success also depends on its continuing ability to attract, retain and motivate highly qualified managerial and technical personnel.  The inability to retain or attract qualified personnel could have a significant negative effect upon ThermoGenesis’ efforts and thereby materially harm its business and future financial condition.

All Of ThermoGenesis’ Operations Are Conducted At A Single Location.  Any Disruption At ThermoGenesis’ Facility Could Delay Revenues Or Increase Our Expenses.

All of ThermoGenesis’ operations are conducted at a single location although ThermoGenesis contracts the manufacturing of certain devices, disposables and components.  ThermoGenesis takes precautions to safeguard its facility, through insurance, health and safety protocols, and off-site storage of computer data.  However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in ThermoGenesis’ operations, damage or destroy its manufacturing equipment or inventory, and cause ThermoGenesis to incur additional expenses.  The insurance ThermoGenesis’ maintains against fires, floods, and other natural disasters may not be adequate to cover ThermoGenesis’ losses in any particular case.

Risks Related to ThermoGenesis’ Industry

ThermoGenesis’ Business Is Heavily Regulated, Resulting In Increased Costs of Operations And Delays In Product Sales.

Many of ThermoGenesis’ products require FDA approval or clearance to sell in the U.S. and will require approvals from comparable agencies to sell in foreign countries.  These authorizations may limit the U.S. or foreign markets in which ThermoGenesis’ products may be sold.  Further, ThermoGenesis’ products must be manufactured under requirements of ThermoGenesis’ quality system for continued CE-Marking so they can continue to be marketed and sold in Europe.  These requirements are similar to the QSR of both the FDA and California Department of Public Health.  Failure to comply with or inappropriately interpret these quality system requirements and regulations may subject the ThermoGenesis to delays in production while it corrects deficiencies found by the FDA, the State of California, or the ThermoGenesis’ notifying body as a result of any audit of its quality system.  If ThermoGenesis is found to be out of compliance, ThermoGenesis could receive a warning letter or an untitled letter from the FDA or even be temporarily shut down in manufacturing and product sales while the non-conformances are rectified.  Also, ThermoGenesis may have to recall products and temporarily cease their manufacture and distribution, which would increase its costs and reduce its revenues.  The FDA may also invalidate ThermoGenesis’ premarket application (PMA) or 510(k) if appropriate regulations relative to the PMA or 510(k) product are not met.  The notified bodies may elect to not renew CE-Mark certification.  Any of these events would negatively impact ThermoGenesis’ revenues and costs of operations.

Changes In Governmental Regulations May Reduce Demand For ThermoGenesis’ Products Or Increase ThermoGenesis’ Expenses.

ThermoGenesis competes in many markets in which ThermoGenesis and its customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. ThermoGenesis develops, configures and markets its products to meet customer needs created by those regulations.  Any significant change in regulations could reduce demand for ThermoGenesis’ products or increase its expenses.  For example, many of ThermoGenesis’ instruments are marketed to the industry for enabling new regenerative therapies.  Changes in the U.S. FDA’s regulation of the devices and products directed at regenerative medicine, and development process for new therapeutic applications could have an adverse effect on the demand for these products.

To Sell In International Markets, ThermoGenesis Will Be Subject to Regulation in Foreign Countries.

In cooperation with its distribution partners, ThermoGenesis intends to market our current and future products both domestically and in many foreign markets.  A number of risks are inherent in international transactions.  In order for ThermoGenesis to market its products in certain non-U.S. jurisdictions, ThermoGenesis needs to obtain and maintain required regulatory approvals or clearances and must comply with extensive regulations regarding safety, manufacturing processes and quality.  These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme.  International sales also may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs.  Additionally, fluctuations in currency exchange rates may adversely affect demand for its products by increasing the price of ThermoGenesis’ products in the currency of the countries in which the products are sold.

There Can Be No Assurance That ThermoGenesis Will Obtain Regulatory Approvals Or Clearances In All Of The Countries Where ThermoGenesis Intends To Market Our Products, Or That ThermoGenesis Will Not Incur Significant Costs In Obtaining Or Maintaining Foreign Regulatory Approvals Or Clearances, Or That ThermoGenesis Will Be Able To Successfully Commercialize Current Or Future Products In Various Foreign Markets.

Delays in receipt of approvals or clearances to market our products in foreign countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a substantial negative effect on ThermoGenesis’ results of operations and financial condition.

Competition In ThermoGenesis’ Industry Is Intense And Will Likely Involve Companies With Greater Resources Than It Has.

ThermoGenesis hopes to develop a competitive advantage in the medical applications of its products, but there are many competitors that are substantially larger and possess greater financial resources and more personnel than ThermoGenesis does.  ThermoGenesis’ current principal market is cord blood banks, and with regards to the BioArchive and AXP Systems, numerous larger and better-financed medical device manufacturers may choose to enter this market as it develops.

Influence By The Government And Insurance Companies May Adversely Impact Sales Of ThermoGenesis’ Products.

ThermoGenesis’ business may be materially affected by continuing efforts by government, third-party payers such as Medicare, Medicaid, and private health insurance plans, to reduce the costs of healthcare.  For example, in certain foreign markets the pricing and profit margins of certain healthcare products are subject to government controls.  In addition, increasing emphasis on managed care in the U.S. will continue to place pressure on the pricing of healthcare products.  As a result, continuing efforts to contain healthcare costs may result in reduced sales or price reductions for ThermoGenesis’ products.  To date, ThermoGenesis is not aware of any direct impact on its pricing or product sales due to such efforts by governments to contain healthcare costs, and ThermoGenesis does not anticipate any impact in the near future.

Product Liability And Uninsured Risks May Adversely Affect ThermoGenesis’ Continuing Operations.

ThermoGenesis operates in an industry susceptible to significant product liability claims.  ThermoGenesis may be liable if any of its products cause injury, illness, or death.  These claims may be brought by individuals seeking relief or by groups seeking to represent a class.  ThermoGenesis also may be required to recall certain of its products should they become damaged or if they are defective.  ThermoGenesis is not aware of any material product liability claims against it.  However, product liability claims may be asserted against ThermoGenesis in the future based on events ThermoGenesis is not aware of at the present time.  ThermoGenesis maintains a product liability policy for $3,000,000 and a general liability policy that includes product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate.  However, a product liability claim against ThermoGenesis could have a material adverse effect on its business or future financial condition.

Risks Related to Operating Results and Financial Markets

ThermoGenesis Has Incurred Net Losses Since its Inception And Losses May Continue.

Except for net income of $11,000 for fiscal 1994, ThermoGenesis has not been profitable since its inception.  For the fiscal year ended June 30, 2013, ThermoGenesis had a net loss of $3,086,000 and an accumulated deficit at June 30, 2013, of $114,191,000.  ThermoGenesis will continue to incur significant costs as it develops and markets its current products and related applications.  Although ThermoGenesis is executing its business plan to develop, market and launch new products, continuing losses may impair its ability to fully meet its objectives for new product sales.

Demand For Most Of ThermoGenesis’ Products Depends On Capital Spending Policies Of Its Customers And On Government Funding Policies.

ThermoGenesis’ customers include stem cell banks (both private and non-profit), laboratories, universities, healthcare providers, government agencies and public and private research institutions.  Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities.  These policies in turn can have a significant effect on the demand for ThermoGenesis’ products.  Further, the current economic crisis heightens the risk that its customers may lack the funding or credit facilities that they may have previously used for acquiring its products.  Such credit or funding restrictions could delay or lower ThermoGenesis’ future revenues.

Risks Related to ThermoGenesis Common Stock

Trading Prices For ThermoGenesis’ Common Stock Have Been, And May Continue To Be, Volatile.

The trading price of ThermoGenesis’ common stock has been subject to wide fluctuations and may continue to be volatile in the future.  Trading price fluctuations can be caused by a variety of factors, many of which are beyond its control, including, among other things:

•	Variations in operating results;
•	ThermoGenesis’ common stock is thinly traded;
•	Regulatory actions, such as product recalls;
•	Governmental regulatory acts;
•	Biological or medical discoveries;
•	Changes in earnings estimates by securities analysts; and
•	Market conditions in ThermoGenesis’ industry and the economy as a whole.

If ThermoGenesis’ revenues or operating results fall below the expectations of securities analysts and investors, the price of its common stock would likely decline.  In the last few years, the stock market experienced extreme price and volume fluctuations due to the unprecedented turmoil and upheaval of the credit markets and the financial services industry, which have particularly affected the market prices for emerging biotechnology and medical device companies, and has adversely affected the market price of ThermoGenesis common stock.

ThermoGenesis Common Stock Per Share Price Does Not Currently Meet the Requirements of the NASDAQ Capital Market Stock Exchange and ThermoGenesis Has Received Notice that Its Common Stock may be Delisted.  Our Ability to Sell Our Equity Securities and the Liquidity of Our Common Stock Could be Adversely Affected if We Are Delisted.

The listing standards of NASDAQ Capital Market provide, among other things, that a company’s securities may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days.  On December 11, 2013, ThermoGenesis received notice from the NASDAQ Listing Qualifications Department informing it that ThermoGenesis failed to maintain the minimum bid listing requirement and must regain compliance with listing requirements or face delisting. In order to become compliant, the bid price of ThermoGenesis common stock must close at a price of at least $1.00 per share for a minimum of 10 consecutive business days at any time before June 9, 2014.

Delisting from NASDAQ could adversely affect ThermoGenesis’ability to raise additional financing through the sale of equity securities, could significantly affect the ability of investors to trade its securities and could negatively affect the value and liquidity of its common stock.  Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

ThermoGenesis Has Never Paid Cash Dividends.

ThermoGenesis has never paid any cash dividends on its common stock and does intend to pay cash dividends in the future.  Instead, ThermoGenesis intends to apply earnings, if any, to the expansion and development of its business.

Risks Related to the Business and Operations of TotipotentRX

TotipotentRX’s Limited Operating History In the Emerging Regenerative Medicine Industry May Make It Difficult to Evaluate Its Business.

TotipotentRX is in the business of research, development and commercialization of autologous cell-based therapeutics for use in the emerging regenerative medicine industry, and, although it has experience in developing clinical protocols and conducting clinical trials through its relationship with Fortis, it has a limited operating history in the new and emerging regenerative medicine industry on which to base an evaluation of its business and prospects.  TotipotentRX will be subject to the risks inherent in the operation of a company in an emerging industry such as regulatory setbacks and delays, fluctuations in expenses, competition, and governmental regulation.  Any failure to successfully address these risks and uncertainties could seriously harm TotipotentRX’s business and prospects.

TotipotentRX Has Incurred Losses Since Inception and Anticipates That It Will Continue To Incur Losses For The Foreseeable Future.

TotipotentRX has incurred losses since its inception and expects to continue to incur losses for the foreseeable future.  These losses may increase as TotipotentRX continues its research and development activities, seeks regulatory approvals for its product candidates and commercializes any approved products.

TotipotentRX’s Potential Products And Technologies Are In Early Stages Of Development.

The development of new cell therapy combination products (pharmaceutical products) is a highly risky undertaking, and there can be no assurance that any future research and development efforts TotipotentRX might undertake will be successful.  TotipotentRX’s potential products in cardiovascular, orthopedic and wound care indications will require extensive additional research and development and regulatory approval before any commercial introduction.  There can be no assurance that any future research, development and clinical trial efforts will result in viable products or meet efficacy standards.

TotipotentRX Is Subject To Substantial Government Regulation Which Could Materially Adversely Affect TotipotentRX’s Business.

The production and marketing of TotipotentRX’s products and potential products and its ongoing research and development, pre-clinical testing and clinical trial activities are currently subject to extensive regulation and review by numerous governmental authorities in the United States and will face similar regulation and review for overseas approval and sales from governmental authorities outside of the United States.  All of the products TotipotentRX is currently developing must undergo rigorous clinical testing and an extensive regulatory approval process before they can be marketed.  This process makes it longer, harder and more costly to bring TotipotentRX’s potential products to market, and TotipotentRX cannot guarantee that any of its potential products will be approved.  If TotipotentRX or its collaboration partners do not comply with applicable regulatory requirements, such violations could result in non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

To Operate In Foreign Jurisdictions, TotipotentRX Is Subject to Regulation by Non-U.S. Authorities.

TotipotentRX has operations in India, and as such is subject to Indian regulatory agencies.  A number of risks are inherent in conducting business and clinical operations overseas.  In order for TotipotentRX to operate as a majority owned foreign corporation in India, it is subject to financial regulations imposed by the Reserve Bank of India.  This includes the rules specific to the capital funding, repatriation of funds and payment of dividends from and to the foreign subsidiaries from and to the parent in the U.S.

In order for TotipotentRX to manufacture and/or market its services and products in India, TotipotentRX needs to obtain and maintain required regulatory approvals or clearances and must comply with extensive regulations regarding safety, manufacturing processes and quality.  These regulations, including the requirements for approvals or clearances to market, and/or export may differ from the U.S. FDA regulatory scheme.

In order for TotipotentRX to complete clinical trials, clinical trial services and cell banking in India, and other foreign jurisdictions, TotipotentRX needs to obtain and maintain approvals and licenses which comply with extensive regulations of the appropriate regulatory body.

International sales also may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs as ordered by various governmental agencies.  Additionally, fluctuations in currency exchange rates may adversely affect demand for its products by increasing the price of ThermoGenesis’ products in the currency of the countries in which the products are sold.

TotipotentRX Intends To Rely On Third Parties For Certain Functions In Conducting Clinical Trials Of Its Product Candidates.

TotipotentRX relies on third parties for clinical trial activities of its products.  In this regard, TotipotentRX has entered into a collaborative agreement with Fortis Healthcare Limited, a hospital chain networked throughout India and Asia, where TotipotentRX acts as an exclusive regenerative medicine service provider to Fortis Healthcare and which arrangement expires in May 2016.  Additionally, TotipotentRX receives certain discounts from Fortis Healthcare for clinical and hospital services specific to conducting early clinical trials in their organization.  If the agreement is not renewed or is terminated by Fortis, TotipotentRX will have to find other entities or organizations to fulfill Fortis’ favorable cost structure thus jeopardizing or delaying development of TotipotentRX’s products.

TotipotentRX relies on other third parties for various miscellaneous clinical trial activities.  Any one of these third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to TotipotentRX in a timely manner or at all.

Delays In The Commencement Or Completion Of Clinical Testing Of TotipotentRX’s Products Could Result In Increased Costs To TotipotentRX And Delay Its Ability To Generate Revenues.

Delays in the commencement or completion of clinical testing could significantly impact TotipotentRX’s product development costs.  TotipotentRX does not know whether current or planned clinical trials will begin on time or be completed on schedule, if at all.  The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a clinical trial;
•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites for Phase II and III trials;
•	obtaining proper devices for any or all of the combination product candidates;
•	obtaining institutional review board approval to conduct a clinical trial at a prospective site; and
•	recruiting participants for a clinical trial.

In addition, once a clinical trial has begun, it may be suspended or terminated by TotipotentRX or the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements;
•	inspection of the clinical trial operations or clinical trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;
•	failure to achieve certain efficacy and/or safety standards;
•	reports of serious adverse events or adverse events including but not limited to death of trial subjects; or
•	lack of adequate funding to continue the clinical trial.

TotipotentRX’s clinical therapy candidates may produce negative or inconclusive results, and TotipotentRX may decide, or regulators may require, to conduct additional clinical trials or abandon product development programs that it expects to be pursuing.

TotipotentRX Does Not Have Commercial-Scale Manufacturing Capability And It Lacks Commercial Manufacturing Experience.

TotipotentRX operates GMP manufacturing facilities for both devices and cellular production; however, they are not of sufficient size for medium to large commercial production of product candidates.  TotipotentRX will not have large scale experience in cell-drug formulation or manufacturing, and it will lack the resources and the capability to manufacture any of the combined company’s product candidates on a clinical or commercial scale.  Accordingly, TotipotentRX expects to depend on third-party contract manufacturers for the foreseeable future.  Any performance failure on the part of TotipotentRX’s contract manufacturers could delay clinical development, regulatory approval or commercialization of its current or future products, depriving it of potential product revenues and resulting in additional losses.

TotipotentRX Is Subject To Complex Regulations, And Is Unable To Predict Future Regulatory Requirements.

TotipotentRX may be subject to a more complex regulatory process since stem cell therapies are relatively new and regulatory agencies have less experience with them than with traditional pharmaceutical products and medical devices.  Additionally, TotipotentRX believes many of its therapies will be subject to the U.S. FDA Office of Combination Products, and there have not been any cellular biological-device combinations approved to date by this office.

If TotipotentRX Fails To Obtain Acceptable Prices Or Appropriate Reimbursement For Its Products, Its Ability To Successfully Commercialize Its Products Will Be Impaired.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians and pharmaceutical companies such as TotipotentRX that plan to offer various products in the United States and other countries in the future.  TotipotentRX’s ability to earn sufficient returns on its products and potential products will depend in part on the extent to which reimbursement for the costs of such products will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations.  In the United States, TotipotentRX’s ability to have its products eligible for Medicare, Medicaid or private insurance reimbursement will be an important factor in determining the ultimate success of its products.  If, for any reason, Medicare, Medicaid or the insurance companies decline to provide reimbursement for TotipotentRX’s products, its ability to commercialize its products would be adversely affected.

TotipotentRX Has Limited Sales, Marketing and Distribution Experience.

TotipotentRX has limited experience in the sales, marketing, and distribution of pharmaceutical products.  There can be no assurance that TotipotentRX will be able to establish sales, marketing, and distribution capabilities or make arrangements with its current collaborators or others to perform such activities or that such efforts will be successful.  If TotipotentRX decides to market any of its new products directly, it must either partner, acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  The acquisition or development of a sales, marketing and distribution infrastructure would require substantial resources, which may not be available to the combined company or, even if available, divert the attention of its management and key personnel, and have a negative impact on further product development efforts.

TotipotentRX May Seek To Enter Into Collaborative Arrangements To Develop and Commercialize Its Products Which May Not Be Successful.

TotipotentRX may seek to enter into collaborative arrangements to develop and commercialize some of its potential products both in North America and international markets.  There can be no assurance that TotipotentRX will be able to negotiate collaborative arrangements on favorable terms or at all or that its current or future collaborative arrangements will be successful.

If TotipotentRX’s Competitors Develop And Market Products That Are More Effective Than TotipotentRX’s Product Candidates Or Obtain Regulatory And Marketing Approval For Similar Products Before TotipotentRX does, TotipotentRX’s Commercial Opportunity May Be Reduced Or Eliminated.

The development and commercialization of new pharmaceutical products which target cardiovascular, orthopedic, chronic dermal wounds and other conditions addressed by the current and future products of TotipotentRX is competitive, and the combined company will face competition from numerous sources, including major biotechnology and pharmaceutical companies worldwide.  Many of TotipotentRX’s competitors have substantially greater financial and technical resources, and development, production and marketing capabilities than TotipotentRX does.  In addition, many of these companies have more experience than TotipotentRX in pre-clinical testing, clinical trials and manufacturing of compounds, as well as in obtaining FDA and foreign regulatory approvals.  As a result, there is a risk that one of the competitors will develop a more effective product for the same indications for which TotipotentRX is developing a product or, alternatively, bring a similar product to market before TotipotentRX can do so.

If TotipotentRX Suffers Negative Publicity Concerning The Safety Of Its Products In Development, Its Sales May Be Harmed And TotipotentRX May Be Forced To Withdraw Such Products In Development.

If concerns should arise about the safety of TotipotentRX’s products that are in development or marketed,   regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for its products.

Product Liability And Uninsured Risks May Adversely Affect TotipotentRX’s Continuing Operations.

TotipotentRX operates in an industry susceptible to significant product liability claims.  TotipotentRX may be liable if any of its services, products or clinical trials cause injury, illness, or death.  These claims may be brought by individuals seeking relief or by groups seeking to represent a class.  TotipotentRX also may be required to recall certain of its products should they become damaged, if they are defective, or if they are adulterated.  TotipotentRX is not aware of any material services, product or clinical trial liability claims against it.  However, services, product or clinical trial liability claims may be asserted against TotipotentRX in the future based on events TotipotentRX is not aware of at the present time.  TotipotentRX maintains a commercial general liability and professional liability policy for $5,000,000 and a product liability policy inclusive of completed operations liability coverage of $2,000,000 per occurrence and $2,000,000 per year in the aggregate.  However, any liability claim against TotipotentRX could have a material adverse effect on its business or future financial condition.

The Loss of Either Mr. Kenneth L. Harris, Mr. Mitchel Sivilotti or Dr. Venkatesh Ponemone Will Adversely Affect TotipotentRX.

The loss of the services of any principal member of TotipotentRX’s management and research, development and clinical teams, and especially Mr. Kenneth Harris, Mr. Mitchel Sivilotti or Dr. Venkatesh Ponemone could adversely affect TotipotentRX and the combined company.  TotipotentRX does not maintain “key person” life insurance on any of its officers, employees or consultants.

TotipotentRX’s Principal Stockholders Have Significant Influence Over TotipotentRX and Will Have Significant Influence Over the Combined Company.

As of the date of this proxy statement/prospectus/consent solicitation, the Principal Stockholders beneficially own 74.7% of TotipotentRX common stock and will beneficially own approximately 32.0% of the outstanding common stock of the combined company.  As a result, the Principal Stockholders will be able to exert a significant degree of influence or actual control over the combined company’s management and affairs after the Merger and over matters requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of the combined company’s assets, and any other significant corporate transaction.  The interests of the Principal Stockholders may not always coincide with the interests of the combined company or its other stockholders.

TotipotentRX Is A Private Company And Has Not Been Subject to the Sarbanes-Oxley Act Of 2002, the Rules and Regulations of the SEC or Other Corporate Governance Requirements.

TotipotentRX is a private company and has not been subject to the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC, or other corporate governance requirements to which public reporting companies may be subject. During the audit of TotipotentRX’s financial statements for the year ended December 31, 2012, TotipotentRX’s independent registered public accounting firm determined that a material weakness existed in its internal control over financial reporting as TotipotentRX did not have adequate personnel and information systems in place to prepare financial statements on a timely basis, including accrual accounting, non-routine data processes and estimation processes. If the Merger is completed, ThermoGenesis will be required to implement the appropriate internal control processes and procedures over financial accounting and reporting. However, there is a risk that the combined company may incur significant legal, accounting and other expenses to ensure that TotipotentRX meets these requirements. Such requirements include, but are not limited to, that the combined company will be required to report on the effectiveness of its internal control of over financial reporting. Implementing the controls and procedures required to comply with the various applicable laws and regulations may place a significant burden on the combined company’s management and internal resources. The diversion of management’s attention and any difficulties encountered in such an implementation could result in delays in the combined company’s clinical trials and product development programs and could otherwise harm the combined company’s business, financial condition and operating results.

TotipotentRX Has Never Paid Cash Dividends On Its Common Stock.

TotipotentRX has never declared or paid cash dividends on its common stock and does not anticipate to pay any cash dividends in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation contains “forward-looking statements” of ThermoGenesis within the meaning of the Private Securities Litigation Reform Act of 1995, which is applicable to ThermoGenesis because ThermoGenesis is a public company subject to the reporting requirements of the Exchange Act, but is not applicable to TotipotentRX because TotipotentRX is not a public company and is not currently subject to the reporting requirements of the Exchange Act. These forward-looking statements include:

•	the potential value created by the proposed Merger for ThermoGenesis’ and TotipotentRX’s stockholders;
•	the conduct and results of TotipotentRX’s research, discovery and preclinical efforts and clinical trials;
•	anticipated timelines for product development efforts;
•	the amount of time required to obtain regulatory approvals for TotipotentRX or the combined company’s product candidates;
•	TotipotentRX’s plans regarding future research, discovery and preclinical efforts and clinical activities, and ThermoGenesis and TotipotentRX’s collaborative, intellectual property and regulatory activities;
•	information concerning possible future or assumed results of the combined company;
•	the period in which ThermoGenesis and TotipotentRX expect cash to be available to fund their current operating plans, both before and after giving effect to the Merger;
•	future required funding needs;
•	the benefits of Merger;
•	each of ThermoGenesis’ and TotipotentRX’s results of operations, financial condition and businesses, and products and drug candidates under development and the expected impact of the proposed Merger on the combined company’s financial and operating performance; and
•	estimates concerning future revenues and other future financial and other results that are contained in the section of this proxy statement/prospectus/consent solicitation entitled “Certain Projected Financial Information Concerning TotipotentRX.”

Words such as “anticipates,” “believes,” “forecast,” “potential,” “contemplates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can” and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the following:

•	ThermoGenesis and TotipotentRX may not be able to complete the Merger;
•	TotipotentRX’s product candidates that appear promising in early research and clinical trials but may not demonstrate safety and efficacy in subsequent clinical trials;
•	revenues and income from TotipotentRX’s anticipated future products may not meet expectations;
•	the combined company may not be able to obtain the equity or debt financing necessary to support its anticipated level of operations;
•	risks associated with reliance on collaborative partners for further clinical trials and other development activities; and
•	risks involved with development and commercialization of product candidates.

Many of the important factors that will determine these results and values are beyond ThermoGenesis’ and TotipotentRX’s ability to control or predict.  You are cautioned not to put undue reliance on any forward-looking statements.  Except as otherwise required by law, ThermoGenesis and TotipotentRX do not assume any obligation to update any forward-looking statements.  In evaluating the Merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

THE SPECIAL MEETING OF THERMOGENESIS STOCKHOLDERS

Date, Time and Place

The special meeting of ThermoGenesis stockholders will be held on Thursday, February 13, 2014, at the law office of Weintraub Tobin, 400 Capitol Mall, Suite 1100, Sacramento, CA  95814 commencing at 10:00 a.m. (local time).  ThermoGenesis is sending this proxy statement/prospectus/consent solicitation to its stockholders in connection with the solicitation of proxies by the ThermoGenesis board of directors for use at the ThermoGenesis special meeting and any adjournments or postponements of such meeting. This proxy statement/prospectus/consent solicitation is first being furnished to stockholders of ThermoGenesis on or about December 26, 2013.

Purposes of the ThermoGenesis Special Meeting

The purposes of the ThermoGenesis special meeting are:

1.            To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization dated July 15, 2013, by and among ThermoGenesis Corp., TotipotentRX Corporation, Kenneth Harris and Mitchel Sivilotti,  and related transactions therein, pursuant to which among other things  ThermoGenesis will issue shares of common stock to the shareholders of TotipotentRX Corporation and TotipotentRX Corporation will merge with and into ThermoGenesis, with ThermoGenesis surviving the merger;

2.  To consider and vote upon a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor to approve the Merger Agreement; and

3.  To consider and act upon such other business and matters or proposal as may properly come before the Meeting, including adjournment.

The board of directors of ThermoGenesis has fixed December 20, 2013 as the record date for determining which stockholders have the right to receive notice of and to vote at the ThermoGenesis special meeting or any adjournments or postponements thereof.  Only holders of record of shares of ThermoGenesis common stock at the close of business on the record date have the right to receive notice of and to vote at the ThermoGenesis special meeting.  At the close of business on the record date, ThermoGenesis had 16,677,909 shares of common stock outstanding and entitled to vote.

Your vote is important.  The affirmative vote of the holders of a majority of the outstanding shares of ThermoGenesis common stock having voting power on the record date for the ThermoGenesis special meeting is required for approval of Proposal No. 1.  The affirmative vote of the holders of a majority of the shares of ThermoGenesis common stock having voting power present in person or represented by proxy at the ThermoGenesis special meeting is required for approval of Proposal No. 2, if necessary.

Whether or not you plan to attend the ThermoGenesis special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope.  You may revoke the proxy at any time before its exercise in the manner described in this accompanying proxy statement/prospectus/consent solicitation.  Any stockholder present at the ThermoGenesis special meeting, including any adjournment or postponement of the meeting, may revoke such stockholder’s proxy and vote personally on the matters to be considered at the ThermoGenesis special meeting.  Executed proxies with no instructions indicated thereon will be voted “FOR” each of the proposals outlined above.

Recommendation of ThermoGenesis’ Board of Directors

THE THERMOGENESIS BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, IS ADVISABLE AND IN THE BEST INTERESTS OF THERMOGENESIS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH PROPOSAL.  THE THERMOGENESIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THERMOGENESIS STOCKHOLDERS VOTE “FOR” THERMOGENESIS PROPOSAL NO. 1.

THE THERMOGENESIS BOARD OF DIRECTORS HAS DETERMINED THAT ADJOURNING THE THERMOGENESIS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE THERMOGENESIS PROPOSAL NUMBER 1 OUTLINED ABOVE IS ADVISABLE AND IN THE BEST INTERESTS OF THERMOGENESIS AND ITS STOCKHOLDERS AND HAS APPROVED SUCH PROPOSAL.  THE THERMOGENESIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THERMOGENESIS STOCKHOLDERS VOTE “FOR” THERMOGENESIS PROPOSAL NO. 2 TO ADJOURN THE THERMOGENESIS SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE MERGER AGREEMENT PROPOSAL OUTLINED ABOVE.

Record Date and Voting Power

Only holders of record of ThermoGenesis common stock at the close of business on the record date, December 20, 2013, are entitled to notice of, and to vote at, the ThermoGenesis special meeting or any adjournments or postponements thereof.  At the close of business on the record date, 16,677,909 shares of ThermoGenesis common stock were issued and outstanding and entitled to vote.  Each share of ThermoGenesis common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.  See the section entitled “Principal Stockholders of ThermoGenesis” in this proxy statement/prospectus/consent solicitation for information regarding persons known to the management of ThermoGenesis to be the principal stockholders of ThermoGenesis.

Voting and Revocation of Proxies

The ThermoGenesis proxy accompanying this proxy statement/prospectus/consent solicitation is solicited on behalf of the board of directors of ThermoGenesis for use at the ThermoGenesis special meeting.

If you are a stockholder of record of ThermoGenesis as of the applicable record date referred to above, you may vote in person at the ThermoGenesis special meeting or vote by proxy using the enclosed proxy card.  Whether or not you plan to attend the ThermoGenesis special meeting, ThermoGenesis urges you to vote by proxy to ensure your vote is counted.  You may still attend the ThermoGenesis special meeting and vote in person if you have already voted by proxy.

•	To vote in person, come to the ThermoGenesis special meeting and ThermoGenesis will give you a ballot when you arrive.
•	To vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to ThermoGenesis before the ThermoGenesis special meeting, ThermoGenesis will vote your shares as you direct.

All properly executed ThermoGenesis proxies that are not revoked will be voted at the ThermoGenesis special meeting and at any adjournments or postponements of the ThermoGenesis special meeting in accordance with the instructions contained in the proxy.  If a holder of ThermoGenesis common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted  “FOR” ThermoGenesis Proposal No. 1 to approve and adopt the Merger Agreement, and “FOR” ThermoGenesis Proposal No. 2 to adjourn the ThermoGenesis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the ThermoGenesis proposal number 1 outlined above in accordance with the recommendation of the ThermoGenesis board of directors.

A ThermoGenesis stockholder of record as of the applicable record date described above who has submitted a proxy may revoke it at any time before it is voted at the ThermoGenesis special meeting by executing and returning a proxy bearing a later date, filing written notice of revocation with the Secretary of ThermoGenesis stating that the proxy is revoked, or attending the ThermoGenesis special meeting and voting in person.

Required Vote

The presence, in person or represented by proxy, at the ThermoGenesis special meeting of the holders of a majority of the shares of ThermoGenesis common stock outstanding and entitled to vote at the ThermoGenesis special meeting is necessary to constitute a quorum at the special meeting.  Abstentions and broker non-votes will be counted towards a quorum.  Approval of ThermoGenesis Proposal No. 1 requires the affirmative vote of holders of a majority of the ThermoGenesis common stock having voting power outstanding on the record date for the ThermoGenesis special meeting.  Approval of each of ThermoGenesis Proposal No. 2 requires the affirmative vote of the holders of a majority of the ThermoGenesis common stock having voting power present in person or represented by proxy at the ThermoGenesis special meeting.

Votes will be counted by the inspector of election appointed for the special meeting, who will separately count “FOR”, “WITHHOLD,” and “AGAINST” votes, and abstentions and broker non-votes.  Broker non-votes and abstentions will have the same effect as “AGAINST” votes for ThermoGenesis Proposal No. 1.  For ThermoGenesis Proposal No. 2, broker non-votes will not be counted towards the vote total.

At the record date for the ThermoGenesis special meeting, the directors and executive officers of ThermoGenesis beneficially owned approximately 3.5% of the outstanding shares of ThermoGenesis common stock entitled to vote at the ThermoGenesis special meeting.

Solicitation of Proxies

In addition to soliciting proxies through the mail, ThermoGenesis may solicit proxies through its directors, officers and employees in person and by email, telephone or facsimile.  ThermoGenesis may also request broker, bank or other nominees to forward proxy materials to the beneficial owners of shares held of record by them.  ThermoGenesis will pay all expenses incurred in connection with the solicitation of proxies.  In addition, ThermoGenesis has retained Georgeson Inc. to assist in the solicitation for an estimated fee of $8,500.  ThermoGenesis also agreed to reimburse Georgeson for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify ThermoGenesis against certain losses, costs and expenses.

Other Matters

As of the date of this proxy statement/prospectus/consent solicitation, the ThermoGenesis board of directors does not know of any other business to be presented at the ThermoGenesis special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/consent solicitation.  If any other matters should properly come before the ThermoGenesis special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

SOLICITATION OF TOTIPOTENTRX WRITTEN CONSENT

TotipotentRX Shareholder Action by Written Consent

The TotipotentRX board of directors is providing this proxy statement/prospectus/consent solicitation to its shareholders. TotipotentRX shareholders are being asked to execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation to adopt and approve the Merger Agreement, including the Merger and transactions contemplated thereby.

Shares Entitled to Consent and Consent Required

Only TotipotentRX shareholders of record at the close of business on December 20, 2013, will be notified of and be entitled to execute and deliver a written consent.  On the record date, the outstanding securities of TotipotentRX eligible to consent with respect to the Merger Agreement proposal consists of 401,563 shares of TotipotentRX common stock.  Each holder of common stock is entitled to one vote for each share of common stock held of record.

Approval of the adoption and approval of the Merger Agreement including the Merger and transactions contemplated thereby requires the approval by the holders owning a majority of the shares of TotipotentRX common stock outstanding on the record date.

On the record date, the directors and executive officers of TotipotentRX were beneficial owners of 91.52% of the outstanding shares of TotipotentRX common stock entitled to execute and deliver the written consent.

Submission of Consents

You may consent to the Merger Agreement proposal with respect to your shares of common stock of TotipotentRX by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to TotipotentRX on or before January 31, 2014, the date the TotipotentRX board of directors has set as the targeted final date for receipt of written consents.  TotipotentRX reserves the right to extend the final date for receipt of written consents beyond January 31, 2014, in the event that consents adopting and approving the Merger Agreement, including the Merger and transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of TotipotentRX common stock to satisfy the conditions to the Merger.  Any such extension may be made without notice to shareholders.  Once TotipotentRX has received written consents from holders owning more than a majority of outstanding shares of common stock of TotipotentRX, the consent solicitation will conclude.

If you hold shares of TotipotentRX common stock as of the record date and you wish to give your written consent, you must complete the enclosed written consent, date and sign it, and promptly return it to TotipotentRX. Once you have completed, dated and signed your written consent, deliver it to TotipotentRX by faxing it, by emailing a pdf copy of your written consent to proxyvote@totipotentrx.com, or by mailing your written consent to TotipotentRX Corporation, 548 S. Spring Street, Suite 210, Los Angeles, CA 90013, Phone:  (213) 221-7373 Fax: (213) 341-2415; attention: Kenneth L. Harris.

Executing Consents; Revocation of Consents

With respect to the Merger Agreement proposal for which the shares of TotipotentRX common stock that you hold allow you to give consent, you may execute a written consent to approve the Merger Agreement proposal (which is equivalent to a vote for the proposal) or disapprove the Merger Agreement proposal (which is equivalent to a vote against the proposal).  If you do not return your written consent, it will have the same effect as a vote against the Merger Agreement.  If you are a record holder and you return a signed written consent without indicating your decision on the Merger Agreement proposal, you will have given your consent to adopt and approve the Merger Agreement including the Merger and transactions contemplated thereby.

Your consent to the Merger Agreement proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with TotipotentRX’s corporate secretary.  If you wish to change or revoke a previously delivered consent before that time, you may do so by delivering a notice of revocation to TotipotentRX’s corporate secretary or by delivering a new written consent with a later date.

Solicitation of Consents; Expense

The expense of preparing, printing and mailing these consent solicitation materials is being borne by TotipotentRX.  Officers and employees of TotipotentRX may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the TotipotentRX Board

THE TOTIPOTENTRX BOARD OF DIRECTORS RECOMMENDS THAT TOTIPOTENTRX SHAREHOLDERS ADOPT AND APPROVE THE MERGER AGREEMENT INCLUDING THE MERGER AND TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

The TotipotentRX board of directors believes the Merger Agreement, including the merger consideration to be received by TotipotentRX stockholders is fair, advisable and in the best interests of TotipotentRX and its shareholders.  The TotipotentRX board of directors, after careful study and evaluation of the economic, financial, legal and other factors, also believe the Merger could provide the combined company with increased opportunity for profitable expansion of its business, which in turn should benefit TotipotentRX shareholders who become stockholders of ThermoGenesis. See “The Merger—Reasons for the Merger— TotipotentRX’s Reasons for the Merger” on page 39 of this proxy statement/prospectus/consent solicitation.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/consent solicitation describe the material aspects of the Merger, including the Merger Agreement.  While ThermoGenesis and TotipotentRX believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you.  You should read carefully this entire proxy statement/prospectus/consent solicitation for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached as Annex A to this proxy statement/prospectus/consent solicitation.

Reasons for the Merger

The following discussion of the parties’ reasons for the Merger contains a number of forward-looking statements that reflect the current views of ThermoGenesis and/or TotipotentRX with respect to future events that may have an effect on their future financial performance.  Forward-looking statements are subject to risks and uncertainties.  Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in this proxy statement/prospectus/consent solicitation.

Mutual Reasons for the Merger

In reaching the decision to adopt the Merger and recommend the Merger Agreement for approval by the stockholders of ThermoGenesis and shareholders of TotipotentRX, each board of directors consulted with its respective management as well as legal and financial advisors.  As discussed in greater detail below, these consultations included discussions regarding TotipotentRX’s and ThermoGenesis’ strategic business plan, the costs and risks of executing that business plan as an independent company, post and current business operations and financial condition, future prospects, the strategic rationale for the potential transaction, and the terms and conditions of the Merger Agreement.

ThermoGenesis and TotipotentRX believe that the combined company will have the following potential advantages:

•	One of the First Integrated Regenerative Medicine Companies. The combined company will be one of the first companies to bring together cell-therapy-related devices, patented platform technology, proprietary cell formulations and treatment protocols and a cell-therapy-specific clinical research organization increasing the likelihood that a safe and effective therapy can reach full commercialization.
•	Practical, Commercializable Cell Therapies. The combined company will offer safe and effective therapies backed by clinical evidence, including eight clinical trials in osteoarthritis, avascular necrosis, cardiac and critical limb ischemia, among others, using patient and regulator friendly autologous cells and at the bedside, 60-90 minute protocol.
•	Ability to Rapidly and Cost-Effectively Implement New Clinical Trials. The combined company will have the ability to rapidly initiate early clinical development of new cell therapies at its U.S. FDA-registered clinical research organization in India and generate high quality data at a fraction of the cost of clinical trials undertaken in the U.S. or Europe.
•	Positioned to Commercialize in Both Developed and Emerging Markets. The combined company's existing U.S. and Asian footprints uniquely position it to meet the needs of patients, hospitals and physicians across the globe. This footprint allows flexibility to meet the variable market demands in service and price.
•	Significant Value Creation. The combined company should support a higher valuation than either company alone, with the potential to create additional, near and long-term shareholder value through the development of new protocols in major therapeutic areas.

Background of the Merger

Historical Background for ThermoGenesis

In early 2012, ThermoGenesis management began a formal assessment of the near and long-term prospects of its cord blood business in response to the unexpected slow-down of automated cord blood processing and storage units beginning in 2011 in the U.S. and Europe. In connection with the appointment of a new Chief Executive Officer and a management restructuring in February of 2012, the board of directors and management undertook to evaluate the state of ThermoGenesis’ business, including its organization and product capabilities in light of the evolving economic and regulatory environments. As a result of its assessment of the cord blood, bone marrow and peripheral blood processing markets, management concluded:

•	demand for cord blood services outside of Asia was stagnant due to continuing weak economic conditions; Annual unit volume collections in public banks had declined due to a lack of government funding and of the units being collected, units qualifying for storage declined due to higher minimum cell yield requirements established by the U.S. Health Resources and Services Administration (HRSA).
•	the competitive landscape had increased as a result of the entrance of new companies in the cord blood cell processing space.
•	the regulatory landscape was rapidly changing, requiring safety and efficacy data to be submitted to the FDA for marketing approval, meaning a more onerous and costly pre-market approval (PMA) pathway for in-vivo stem cell device products rather than the previous 510(k) approval pathway.
•	per FDA issued guidance, future cellular therapies to be approved by the FDA will be as “combination products”, which they broadly define as the combination of co-labeled, optimized “cell friendly” devices, effective cell/biological formulations and cell dose.
•	the FDA position on combination products punctuated the critical role of ThermoGenesis’ cell collection, separation and concentration technologies for point-of-care, large patient population clinical indications. At the same time, the need to further improve the system intelligence of its processing platforms to better meet these requirements, including more flexible harvest volumes and greater cell characterization capabilities through on-line diagnostics became apparent.
•	shifting the burden of proof for safety and efficacy to medical device manufacturers substantially increases the organizational clinical and scientific capability requirements as well as greater direct point-of-care experience for ThermoGenesis.

Given the above conclusions, coupled with ThermoGenesis’ trading volume, stock price, and available working capital, ThermoGenesis’ board of directors and management determined that the time period for shareholders to realize the full value of ThermoGenesis’ business plan as a stand-alone device design and manufacturing company could be significantly protracted. Therefore, the Company determined to explore opportunities in adjacent markets and potential strategic alliances to expand its capabilities and market position, to address broader markets for its current and proposed technologies in the regenerative medicine space, thereby repositioning ThermoGenesis to provide greater near and long-term shareholder value.

Accordingly, the board of directors authorized management to further streamline the base business to grow its share in the cord blood market and develop the capabilities to more fully address the new, large market opportunities in the regenerative medicine space. This plan included:

•	executing on its current stand-alone operating plan with a focus on (i) increasing revenues from the cord blood market through competitive share gains in Europe and North America (ii) further adoption of the AXP System in new markets including China and India via commercial partnerships and joint ventures; and (iii) disposing of non-key operations including its ThermoLine and CryoSeal product lines;
•	pursuing a growth strategy within the cord blood industry through strategic acquisitions and/or mergers; and
•	extending its reach into the regenerative medicine industry by developing greater internal clinical and scientific expertise and point-of-care experience or by entering into a merger or combination with an existing company operating in the regenerative medicine industry.

As discussed below in the section entitled “Market Review and Discussions with Certain Other Entities,” during this time, the ThermoGenesis board considered several alternatives, including some unsolicited offers and proposals by third parties, which the board ultimately concluded were not in the best interest of ThermoGenesis and its shareholders.

Strategic Discussions with TotipotentRX

On March 28, 2012, Matthew Plavan had initial discussions with Kenneth Harris and Mitchel Sivilotti, TotipotentRX’s Chief Executive Officer and President, respectively, regarding a potential strategic combination between ThermoGenesis and TotipotentRX.  TotipotentRX is engaged in the research, development, and commercialization of cell-based therapeutics for use in regenerative medicine.  ThermoGenesis had an existing business relationship with TotipotentRX whereby TotipotentRX sold various ThermoGenesis products and also used various ThermoGenesis products in their clinical procedures and trials.   ThermoGenesis’ management understood TotipotentRX possesses deep experience in developing point-of care clinical applications in the regenerative medicine industry, has extensive experience in running cell-based human FDA clinical trials and has an exclusive relationship with Fortis Healthcare. As such, management believed a merger or partnership with TotipotentRX would bring to ThermoGenesis the ideal scientific and biological capabilities to complement its engineering, cell processing, and commercialization know-how to produce a fully integrated regenerative medicine company to target the regenerative medicine market opportunity and increase near-term shareholder value.

Subsequent to the March 28, 2012 meeting, Messrs. Plavan, Harris and Sivilotti met again in June and July 2012 in addition to holding several conference calls to conduct due diligence,  discuss the potential for combining the companies, and to discuss relative valuation.  Effective April 4, 2012, ThermoGenesis and TotipotentRX entered into a mutual non-disclosure agreement and on June 21, 2012, in connection with further due diligence efforts, ThermoGenesis granted TotipotentRX access to a data room.  Based on further conversations among Messrs. Plavan, Harris and Sivilotti, management of TotipotentRX proposed a merger that would result in a substantially greater than 50.0% ownership position by Totipotent’s shareholders in the combined company. During the same conversations Mr. Plavan communicated that he did not believe a greater than 50.0% ownership by TotipotentRX shareholders in the combined company would be acceptable to ThermoGenesis and its shareholders.

On July 22 and 23, 2012 Mr. Plavan traveled to India with Messrs. Harris and Sivilotti to tour TotipotentRX’s India facilities and perform due diligence on TotipotentRX’s operations, including diligence sessions on their Clinical Research Organization, clinical trial process and the Fortis hospital.  Additionally, Mr. Plavan interviewed key personnel at TotipotentRX and met with the clinical department heads employed by the Fortis Healthcare System.

Further, and in light of the different views of the relative values of each company, on August 1, 2012, ThermoGenesis signed a letter of understanding with Roth Capital Partners, LLC to provide ThermoGenesis with valuation and strategic advisory services in connection with its various strategic merger or acquisition activities.

During the first two weeks of August 2012, Messrs. Plavan, Harris and Sivilotti held conference calls and in-person meetings to conduct due diligence on one another and prepare a business plan and  preliminary financial information for the combined company for valuation purposes.   On August 8, 2012, Messrs. Plavan, Harris and Sivilotti made a presentation of the business plan and preliminary financial information for the combined company to Roth for the purposes of obtaining input and guidance on the relative valuations of each company.  Also, during the first two weeks of August, 2012, management of TotipotentRX reaffirmed its position that TotipotentRX would not accept an ownership share of less than 50.0% of the combined company.

On August 22, 2012, ThermoGenesis’ board of directors held a special meeting.  At the meeting Mr. Plavan reviewed the status of the strategic alternatives the ThermoGenesis’ board of directors and management had been considering including the status and progress of discussions with TotipotentRX.  Although the ThermoGenesis board of directors indicated that it continued to believe that a greater than 50.0% ownership by TotipotentRX was not in the best interests of ThermoGenesis and its shareholders, the board authorized senior management to continue discussions with TotipotentRX.

During late August and early September of 2012, Messrs. Plavan, Harris and Sivilotti continued to have conference calls to discuss the business plan for the combined company, due diligence and relative valuation.  On September 12, 2012, Messrs. Plavan, Harris and Sivilotti had a conference call with Roth to discuss the combined business plan, preliminary financial information and relative valuation.   Roth’s preliminary view did not support a greater than 50.0% ownership in the combined company by TotipotentRX.  On September 13, 2012, ThermoGenesis’ board of directors held a special meeting wherein Mr. Plavan presented the results of Roth’s preliminary view noting that it did not support ownership percentage of greater than 50.0% by TotipotentRX.  After discussion, the ThermoGenesis board agreed to continue to pursue a strategic combination with TotipotentRx under the condition that ThermoGenesis would maintain greater than 50.0% ownership of the combined company.

During September and October of 2012, Messrs. Plavan, Harris and Sivilotti continued to discuss a potential merger between ThermoGenesis and TotipotentRX wherein ThermoGenesis would retain greater than 50.0% ownership.  Additionally, further discussion ensued regarding the management and board of director structures of the combined company.

On October 26, 2012, ThermoGenesis held a regularly scheduled board of directors meeting. During the meeting Mr. Plavan provided an update on the status of the discussions with TotipotentRX, including the valuation impasse as well complications in discussions brought about by the public announcement on October 25, 2012 that Harvest Technologies had filed a lawsuit alleging ThermoGenesis’ Res-Q product infringes two Harvest patents. Based upon the uncertainty introduced by the lawsuit, and the continued inability to agree on relative valuations, Mr. Plavan recommended an indefinite deferral of merger discussions with TotipotentRX. In lieu of merger discussion, The ThermoGenesis Board authorized management to focus on opportunities to expand its commercial partnership with TotipotentRX.

During the process of pursuing a new commercial relationship with TotipotentRX, in early November 2012, Messrs. Harris and Sivilotti commenced discussions with Mr. Plavan regarding the potential for a three-way merger between ThermoGenesis, TotipotentRX and another medical device oriented company operating in the cord blood sector (Company A) with a strategic focus of producing cell separation tools and accessories to support regenerative medicine.  During the period November 2012 through March 7, 2013, Messrs. Plavan, Harris and Sivilotti explored a three-way merger with Company A, however on March 7, 2013, Mr. Plavan and Messrs. Harris and Sivilotti terminated negotiations with Company A and agreed to focus on a merger between ThermoGenesis and TotipotentRX.  For additional information regarding discussion and negotiations between ThermoGenesis, TotipotentRX and Company A, please see the section “Strategic Discussions with Company A” below.

On March 8 and March 10, 2013, Messrs. Plavan and Harris met at ThermoGenesis’ offices to continue discussing a possible merger.  From March 31 through April 23, 2013, management from both ThermoGenesis and TotipotentRX held various meetings to discuss the combined business plan and related preliminary financial information, conduct due diligence on each other and discuss relative valuations.   On April 23, 2013, counsel for ThermoGenesis distributed the first draft of the Merger Agreement and a timeline of the proposed merger to the parties.

On April 26, 2013, the ThermoGenesis board of directors held a regularly scheduled meeting.  In addition to Messrs. Plavan and Mr. Bessey ThermoGenesis Chief Financial Officer, also in attendance were Messrs. Harris and Sivilotti.  Messrs. Harris and Sivilotti introduced themselves and provided their relevant professional background and experience.  Messrs. Harris and Sivilotti made a presentation to the ThermoGenesis board of directors outlining the nature of TotipotentRX’s operations, long-term business plan and related financial information.  Discussion ensued regarding TotipotentRX’s partnership with Fortis Healthcare, its Clinical Research Organization and the status and future of their clinical trials program.  Both ThermoGenesis and TotipotentRX then presented the proposed business plan and related financial information for the combined company.  After further discussion, the ThermoGenesis board of directors agreed to engage an independent accounting firm to conduct financial due diligence on TotipotentRX.  Roth, the financial advisor to ThermoGenesis’ board of directors also made a presentation on the timing and steps associated with the merger timeline with additional discussion on a potential future equity financing.

From April 26, 2013, through signing of the Merger Agreement on July 15, 2013, ThermoGenesis management met on a weekly basis with TotipotentRX management to finalize the business operating plan and associated long-term financial information, complete due diligence and negotiate the final relative ownership percentages in the combined company.   Also during this time period, ThermoGenesis and TotipotentRX and their respective representatives entered into numerous discussions regarding management structure and board of director composition of the combined company, employment agreements for Messrs. Harris and Sivilotti, lock-up agreements, assumption of certain TotipotentRX debt and certain India tax issues that may affect the shareholders of TotipotentRX. Based on the review and analysis of ThermoGenesis’ management as well as input and guidance from ThermoGenesis’ financial advisor, ThermoGenesis management determined that an exchange ratio whereby ThermoGenesis would own 57.0% of the combined company and Totipotent would own 43.0% of the combined company would be in the best interest of ThermoGenesis shareholders.

Also during the period from April 26, 2013 through the signing of the Merger Agreement, the ThermoGenesis board of directors met 15 times to monitor the status of discussions, evaluate the progress and discuss and analyze the terms of the Merger and related issues.

On July 14, 2013, the ThermoGenesis board of directors held a meeting to review the final terms of the Merger Agreement, including the associated lock-up agreement, non-compete agreement and employment agreements for Messrs. Harris and Sivilotti.  The board of directors was also provided a draft copy of Roth’s valuation analysis which supported the ThermoGenesis merger consideration of 43.0% relative shareholder ownership by TotipotentRX.  On July 15, 2013, Roth made its formal presentation of its valuation analysis to the ThermoGenesis’ board of directors followed later that day in a separate board of directors meeting in which Roth issued its fairness opinion regarding the Merger Consideration of 43.0% of the combined company to the shareholders of TotipotentRX.  Following the issuance of the fairness opinion and further discussion, including discussion with counsel, ThermoGenesis’ board of directors approved the Merger Agreement of ThermoGenesis with TotipotentRX.

Alternative Strategic Discussions with Company A

During discussions with TotipotentRX, ThermoGenesis also had other discussions with another company (Company A) with respect to a potential business combination.  The following is a summary of discussions which were subsequently terminated.

Early in 2012, the CEO of a privately-backed company that was developing a cell processing device for use in the cord blood industry contacted Mr. Plavan and indicated that Company A was interested discussing a potential business combination between ThermoGenesis and Company A. Company A made an unsolicited proposal to acquire ThermoGenesis in a merger that would result in Company A obtaining an ownership interest in ThermoGenesis significantly greater than 50.0%, and thus resulting in a change of control. Company A requested a response to their proposal within 10 days of delivery. On March 20, 2012, ThermoGenesis’ board of directors held a meeting and discussed Company A’s proposal.  Following discussion, the ThermoGenesis board of directors determined that the proposed transaction structure significantly undervalued ThermoGenesis, lacked sufficient capital to execute the combination and relinquished control of the combined company to Company A. Therefore, on behalf of its stockholder, ThermoGenesis rejected the proposal.

There were no substantive discussions between ThermoGenesis and Company A with respect to a potential business combination from March 2012 to July 2012.  In early August of 2012, the CEO of Company A again contacted Mr. Plavan to discuss a potential business combination between ThermoGenesis and Company A.  On August 10, 2012 and August 21, 2012, Mr. Plavan met with the CEO of Company A to revisit the potential of a business combination with ThermoGenesis and Company A, with the prospect of an infusion of capital from a private equity firm invested in Company A (PE firm A) and to revisit ways to better align the two managements’ strategic plans.

On August 22, 2012, ThermoGenesis’ board of directors held a special meeting wherein Mr. Plavan reviewed the status of the potential strategic relationship with Company A coupled with funding from PE firm A.    Based on a review and recommendation by Mr. Plavan, the board of directors authorized senior management to continue conversations with Company A to develop a business plan with a focus on driving stockholder value in the regenerative medicine markets leveraging a growth capital infusion from PE firm A.

During September and October of 2012, Mr. Plavan had several meetings with Company A’s senior management to discuss a combined business plan, attempting to drive alignment in strategic direction towards regenerative medicine, building on the base cord blood business.

On October 11, 2012, the ThermoGenesis board of directors held a special meeting wherein Mr. Plavan provided an update on the discussions with Company A regarding a possible strategic merger. Based on review, discussion and recommendation by Mr. Plavan, the ThermoGenesis board of directors agreed to cease merger conversations with Company A given the lack of progress in bridging the substantial valuation and strategic vision gaps between the two companies.

During the process of pursuing a strategic relationship with TotipotentRX, in early November 2012, Messrs. Harris and Sivilotti commenced discussions with Mr. Plavan regarding the potential for a three-way merger among ThermoGenesis, TotipotentRX and Company A and a capital infusion from a private equity firm, with a strategic focus on producing cell separation tools and accessories to support regenerative medicine.  On November 27, 2012, representatives of ThermoGenesis, TotipotentRX and Company A met to discuss the possibility of such a combination. The parties believed that potential and existing products offered by Company A and ThermoGenesis could further enhance TotipotentRX’s services in the regenerative medicine market.  Further due diligence for all parties occurred over the holidays and during the month of December 2012, leading to a discussion of terms of a proposed standstill agreement and non-disclosure agreement.

From January 10th to the 27th of 2013, all three parties continued to conduct due diligence on each other and met to have further discussions regarding the business plan of the combined entity and the relative valuation of each party to the proposed merger.

On January 25, 2013, the ThermoGenesis board of directors held a regularly scheduled meeting wherein Mr. Plavan reviewed a previously circulated draft non-binding letter of intent whereby ThermoGenesis would acquire 100.0% of the outstanding shares of common stock of both TotipotentRX and Company A with the surviving entity continuing as a public company.  The proposed exchange rate would result in each of the three entities owning 33.0% of the combined company, but in no circumstances would any of the three entities own more than 40.0% or less than 25.0%. In addition, PE firm A was expected to lead an approximate $20 million financing in conjunction with the approved transaction.

On January 30, 2013, Messrs. Plavan, Harris, Sivilotti and the CEO of Company A signed the non-binding letter of intent.  On February 15, 2013, Messrs. Plavan, Harris, and Sivilotti and Company A’s CEO held a meeting to negotiate the terms of the proposed three-way merger.  The discussions were primarily focused on the valuations of each of the companies and each company’s percentage ownership of the combined company.  From February 15, 2013 through March 5, 2013, the parties further negotiated ownership of each respective company in the combined company, management of the combined company, product development strategies and strategic marketing.  Strong alignment in each of these areas developed between TotipotentRX and ThermoGenesis; however, after continued discussion and negotiation, management of Company A remained misaligned to these strategic imperatives.

Accordingly, on March 7, 2013 Messrs. Plavan, Harris and Sivilotti notified Company A in writing that ThermoGenesis and TotipotentRX were terminating the letter of intent for a three-way merger because the parties could not agree on a number of fundamental strategic initiatives.

Subsequent to March 7, 2013, certain members of ThermoGenesis and TotipotentRX met with Company A and PE firm A to discuss the possibility of reviving discussions. Despite numerous attempts these meetings did not result in resolution of significant structural and valuation issues.  On April 18, 2013, ThermoGenesis’ board of directors agreed to abandon the proposed merger involving Company A as they could not substantially bridge the gap in expectations for ownership of each respective company in the combined company, management of the combined company, product development strategies and strategic marketing. In addition, based on review and recommendation by senior management, including Messrs. Plavan and Bessey, the board of directors agreed to move forward with a proposed merger with TotipotentRX where significant alignment of fundamental, strategic imperatives existed.

Market Review and Discussions with Certain Other Entities

In addition, during discussions with TotipotentRX and prior thereto, ThermoGenesis took certain steps and had certain inquiries regarding possible strategic relationships.

ThermoGenesis’ board of directors and senior management reviewed from time-to-time potential industry shifts, and assessed strategic alternatives in an effort to strategically position ThermoGenesis.    During 2011, the board engaged a financial advisor to assist with strategic prospects, and to perform limited inquiries to gauge interest by third-party entities interested in strategic alternatives.  The outcome from these efforts did not result in any meaningful opportunities.

During 2011 a large publicly-traded company operating in the regenerative medicine industry made an unsolicited offer to purchase ThermoGenesis.  The ThermoGenesis board of directors reviewed the offer and determined that it was not complete, and lacked sufficient terms to evaluate meaningfully, and therefore did not pursue the unsolicited offer.

During the period March 2012 through August 2012, a privately-held company operating in the cell based practice of medicine sector made a series of unsolicited inquiries to ThermoGenesis as to whether ThermoGenesis would be interested in being acquired.  However, because this company was unwilling to make a firm offer in order for the ThermoGenesis board to make an initial determination, and because this company did not appear to have the financial resources or ability to close any proposed transaction, ThermoGenesis did not further pursue discussions.

ThermoGenesis’ Reasons for the Merger

For more than fifteen years, ThermoGenesis has been a leading supplier of enabling technologies to the global cord blood market, having more recently entered the bone marrow and platelet rich plasma processing markets.  Expectations for high growth in the cord blood markets have not been fulfilled due to a number of macro-market factors, none more influential than the lack of funding to demonstrate the clinical potential of cord blood therapies (beyond a bone marrow blood transfusion substitute).  Therefore, the world-wide cord blood processing and storage market has not met the expectations for high growth.  Although a relatively small overall addressable market, in the near term, serving the cord blood market remains ThermoGenesis’ essential base business.

Seeking larger addressable market opportunities, beginning in 2009, ThermoGenesis expanded into adjacent markets where its automation platforms can process cells sourced from bone marrow and peripheral blood to treat damaged or diseased tissues at the bedside. Since that time, cells derived from bone marrow have become a leading candidate source for regenerative medicine therapies, a market estimated to exceed $6 billion by 2020.

Targeting the global market for regenerative medicine has become ThermoGenesis’ primary strategy for growth and enhancing shareholder value. The isolation and capture of specific stem cell formulations, in the right quantities and highest viability, quickly, safely, consistently and at the point of care is essential for successful regenerative medicine therapies.   ThermoGenesis’ “smart” processing technologies meet these essential requirements, having been used in over 20,000 hematopoietic stem cell transplant processing applications since 2009. Coupled with these processing capabilities, ThermoGenesis believes the speed, versatility and cost effectiveness of its processing platforms make bedside autologous cell therapy delivery highly affordable and commercially viable. Additionally, in 2010, the FDA clarified its position with regard to the in-vivo use of cells derived from a patient, used either to treat the same or unrelated patient.  Such therapies will be approved by the FDA as “combination products”, which they broadly define as the combination of co-labeled, optimized “cell friendly” devices, effective cell/biological formulations and cell dose. Therefore, applicants seeking FDA approval of cell therapies to treat large patient populations must possess a broad range of capabilities to effectively progress a combination product from initial application through to final PMA approval.

Although ThermoGenesis possesses extensive cell processing and storage device design, development and commercialization know-how, it lacks the depth of clinical, scientific and biological engineering experience at the bedside necessary to fully engineer and effectively navigate the evolving regulatory pathways necessary to commercialize approved blockbuster cell therapies.

ThermoGenesis is committed to acquiring the additional capabilities necessary to fully exploit the regenerative market opportunity and fulfill its growth and value creation goals. Management believes the Merger with TotipotentRX is highly complementary and immediately fills the skillset and point-of-care experience gaps existing within ThermoGenesis today.  Furthermore, ThermoGenesis’ and TotipotentRX’s respective management teams share a consistent vision for the market potential of individualized autologous cell therapies.  If delivered safely and effectively in a single procedure at the bedside, both companies believe Cesca Therapeutics has the potential to substantially change the cost and quality of care delivered today. Cesca’s primary therapies target the root cause of disease or illness which is curative.  In addition, the target cost of Cesca’s autologous treatments are less than the current standard of care and the clinical applications are numerous, creating meaningful opportunities for cost reductions.

ThermoGenesis believes the primary advantages of the Merger to ThermoGenesis are:

Cell Therapy Clinical Research Organization (CTCRO) – To ThermoGenesis’ management’s knowledge, the TotipotentRX CTCRO is the only clinical research organization (CRO) specializing in cell therapy clinical trials having full capability for processing, cryostoring and treating patients in a state-of-the art tertiary care research hospital.  This combination adds to ThermoGenesis a world class cell therapy clinical data generation capability, embedded within the Fortis Hospital network.  Fortis Healthcare is one of the premier private healthcare organizations globally, and operates 72 hospital facilities in 6 countries worldwide (India, UAE, Hong Kong, Singapore, Mauritius, and Canada).  Within the CTCRO, TotipotentRX employs 18 clinical scientists, including PhDs, MDs and MScs, who work with Fortis surgeons managing clinical trials and providing cell therapy treatments in the operating theater.  During the early phase of clinical trials, management of the operating room clinicians and technicians facilitates that ThermoGenesis’ tools and clinical protocols are being consistently applied ensuring our cell formulations and dosing are optimized during each procedure.  In addition, having a presence in the operating room or procedure theater ensures an invaluable feedback loop for process improvement and new product development.

Human stem cell clinical data – With the Merger, ThermoGenesis inherits one of the world’s most comprehensive autologous human stem clinical data sets.  TotipotentRX has over five years of clinical experience using stem cells in approximately 600 human procedures, mostly performed through the TotipotentRX/Fortis Healthcare cell therapy partnership.  TotipotentRX has engaged in Pilot and Phase I/Ib clinical trials in ten specific clinical indications targeting vascular, orthopedic and neurological diseases or conditions.   ThermoGenesis sees tremendous value in the safety and early efficacy results shown in these trials.  Given this baseline, the combined company is poised to begin Phase 1b, Phase II/IIb or Phase II/III clinical trials in Cardiac, critical limb ischemia (CLI) and Avascular Necrosis indications within the initial year following the Merger.

Cell Therapy Clinical Protocols – TotipotentRX’s extensive clinical trial experience has yielded eight cell therapy clinical protocols, each containing a proprietary cell formulation and optimized instructions for use at the point of care to ensure optimal clinical outcomes.  These proprietary protocols are essential to controlling the many variables at the point of care, ensuring consistent application of the therapies and clinical outcomes. These protocols are protected by intellectual property filings and ThermoGenesis intends for them to be embedded in the approved cell therapies, ensuring the combined company maintains a proprietary marketing position.

Hospital Network – TotipotentRX is the exclusive provider of cell therapy services to Fortis Healthcare.  This provides the combined company access to excellent clinical staff and world class secondary and tertiary care hospitals, along with access to more than 15,000 patients per day.  This translates into the ability to enroll patients faster into the combined company’s clinical trial initiatives, and each patient receiving treatment in state-of-the art facilities with first-in-class diagnostics and imaging systems.   ThermoGenesis believes that this will provide it the ability to rapidly test new therapies for safety and early efficacy through ThermoGenesis’ CTCRO for the combined company as well as ThermoGenesis’ potential license or marketing partners, and represents an opportunity to provide contract CTCRO services.

Low cost, high quality Asian infrastructure – TotipotentRX has an experienced clinical, scientific and professional staff of approximately 51 full time employees based in New Delhi, India. TotipotentRX’s staff maintains the ability to run high quality cell therapy clinical trials, manage global regulatory filings and perform proprietary clinical product development initiatives.  ThermoGenesis has found that the average professional wage rate in New Delhi to be less than 50.0% of U.S. wages for comparable positions.  Thus, ThermoGenesis is filling its clinical and scientific skills gap most economically through this combination.  In addition, New Delhi represents a vast pool of cost effective, highly educated and experienced resources to further grow ThermoGenesis’ capabilities as needed.  Moreover, ThermoGenesis’ management estimates the cost savings achieved by TotipotentRX in performing their ten pilot, Phase I or Phase Ib clinical trials through their India CTCRO has saved in excess of $12 million in the past five years as compared to performing the same trials in the U.S.   ThermoGenesis expects its upcoming Phase I trial work planned for the combined company through its India CTCRO to generate an equivalent level of savings or better, as compared to U.S. trial costs, over the next 24 to 36 months.

The combined company also gains the benefit of high quality, low cost cell manufacturing.  The TotipotentRX cell laboratory facility within the Fortis New Delhi facility is U.S. FDA registered, ISO certified, and accredited for Good Manufacturing Practices, Good Clinical Practices, and Good Laboratory Practices by the British Standards Group (BSI).

In addition to considering the factors outlined above, the ThermoGenesis board of directors considered the following factors in reaching its conclusion to approve the Merger and to recommend that the ThermoGenesis stockholders approve the Merger Agreement and the Merger and transactions contemplated thereby including the issuance of shares of ThermoGenesis common stock in the Merger:

•	ThermoGenesis will have access to TotipotentRX’s extensive human clinical trial portfolio;
•	ThermoGenesis will have access to TotipotentRX’s highly valuable low cost clinical research organization;
•	ThermoGenesis believes that by merging with TotipotentRX, ThermoGenesis will be able to participate in the potentially lucrative regenerative medicine industry which may provide for potentially higher margins than through the sale its products;
•	TotipotentRX’s expertise in clinical trials and its existing relationship with Fortis Healthcare;
•	the results of the due diligence review of TotipotentRX’s business and operations by ThermoGenesis’ management, which confirmed, among other things, that TotipotentRX met the criteria set by ThermoGenesis’ board for a potential merger candidate and that the assets and liabilities of TotipotentRX were substantially as represented by TotipotentRX management;
•	the fact that the Merger Agreement would be submitted to the ThermoGenesis stockholders for approval;
•	the future prospects for ThermoGenesis’ business, and the costs of attempting to continue as an independent company;
•	the terms and conditions of the Merger Agreement, including the following related factors:
o	the percentage of the combined company that the ThermoGenesis stockholders will maintain in the transaction;
o	the fact that the exchange ratio will not fluctuate based upon changes in the price of ThermoGenesis common stock or the value of TotipotentRX common stock prior to completion of the Merger;
o	ThermoGenesis’ rights under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should ThermoGenesis receive a superior proposal;
o	the conclusion of ThermoGenesis’ board of directors that the potential termination fee of $500,000, and the circumstances when such fee may be payable, were reasonable;
o	the no-solicitation provisions governing TotipotentRX’s ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an acquisition proposal;
o	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances; and

o	the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger, the ThermoGenesis stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes.
•	ThermoGenesis’ understanding of TotipotentRX’s business, including its product candidates, TotipotentRX’s experienced management team, and the prospects for value creation for ThermoGenesis stockholders in connection with the Merger;
•	the fairness opinion issued to the board of directors by Roth Capital Partners, LLC on July 15, 2013, analyzing the fairness of the consideration provided for in the Merger, as more fully described in Annex C;
•	the likelihood that the Merger will be consummated on a timely basis, including the likelihood that the Merger will receive all necessary approvals; and
•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination.

In the course of its deliberations, ThermoGenesis’ board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:
•	the risks related to TotipotentRX and the combined company as described in the risk factors set forth elsewhere in this proxy statement/prospectus/consent solicitation, including the risk that the combined company will not benefit from the Merger as anticipated;
•	the fact that the shares of ThermoGenesis common stock to be issued in the Merger will represent forty-three percent (43.0%) of the outstanding shares of common stock of the combined company immediately after completion of the Merger, thus causing ThermoGenesis stockholders to experience immediate and significant dilution in their equity interests and voting power upon completion of the Merger;
•	the $500,000 termination fee payable to TotipotentRX upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to ThermoGenesis stockholders;
•	the risks, challenges and costs inherent in combining the operations of the two companies and the substantial expenses to be incurred in connection with the Merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some of the benefits anticipated from the Merger;
•	the risk of diverting the attention of ThermoGenesis’ management from other strategic priorities to implement the Merger and make arrangements for the integration of each company’s operations and infrastructure following the Merger;
•	the possible volatility, at least in the short term, of the trading price of ThermoGenesis’ common stock resulting from the Merger announcement;
•	the risk that the Merger might not be consummated in a timely manner or at all;
•	the possibility that the anticipated benefits of the Merger may not be realized or they may be lower than expected;
•	the risk to ThermoGenesis’ business, operations and financial results in the event that the Merger is not consummated;
•	the restrictions on the conduct of ThermoGenesis’ business prior to completion of the Merger, which require ThermoGenesis to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent ThermoGenesis from pursuing business opportunities that otherwise would be in it best interests as an independent, stand-alone company;
•	the substantial transaction costs and expenses that have been incurred to date and likely will be incurred in connection with the Merger; and
•	various other risks associated with the combined company and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

After evaluating the proposed transaction with TotipotentRX and taking into account all of the factors previously discussed and considered by the board, the board unanimously approved the Merger with TotipotentRX and authorized management to negotiate and enter into definitive agreements on terms consistent in material respects with the terms presented to the board.  In making its determination, the board considered the percentage of the combined company that would be held by ThermoGenesis stockholders, the existing business and future business prospects of the combined company, the overall structure of the transaction, the terms of the Merger Agreement and the factors and considerations described above.

The foregoing information and factors considered by ThermoGenesis’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by ThermoGenesis’ board of directors.  The ThermoGenesis board of directors viewed its recommendation to approve the Merger as being based upon its business judgment in light of the totality of the information presented and considered, and the overall effect of the transaction on the stockholders of ThermoGenesis compared to other alternatives.  In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, ThermoGenesis’ board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors.  In considering the factors described above, individual members of ThermoGenesis’ board of directors may have given different weight to different factors.  ThermoGenesis’ board of directors conducted an overall analysis of the factors described above, including discussions with, and questioning of, ThermoGenesis’ management and ThermoGenesis’ financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Historical Background for TotipotentRX

The TotipotentRX Corporation five year plan as presented to its Board of Directors in December 2011 and again updated in March 2013 outlined the prospects for, and TotipotentRX’s gaps in, further advancing its autologous cellular therapies, disposable cellular medical devices, and cellular clinical trials services business verticals.  TotipotentRX's management advised the Board that the regulatory agencies, and most specifically the U.S. FDA were coming to a concentric opinion that “approvable” cellular therapies would require a combination product within an integrated approach to product development and the regulatory application; meaning that all devices, diagnostics, and cellular biologicals used in the preparation of autologous cell therapies would require optimization, testing, and approval as an integrated product.  Therefore, for TotipotentRX to advance the commercialization of its clinical intellectual property, it would require partnering, licensing or acquisition of several key technologies, and the access to funding to complete the related technical agreements and subsequent clinical trials.  TotipotentRX’s Board was apprised of these requirements, and subsequently the management was authorized to license technology and raise the appropriate equity investment(s) to fund the programs.  The sequence that followed was:

•	The first and most urgent technology necessary was the mechanical means to purify a desired cell formulation from a heterogeneous bone marrow mixture within a short and highly controlled time period. In 2011 there were two commercially available platforms and one early development stage platform. Using an internal technological vetting process the prospective list was shortened to two. TotipotentRX had an existing distribution relationship with one of the manufacturers of a commercially available device, ThermoGenesis, and initial discussions were started which led to a collaborative Phase 1b clinical trial. At that time ThermoGenesis was not ready for licensing the technology exclusively in the cardiovascular space and had existing contractual limitations in the orthopedic space. Simultaneously, TotipotentRX pursued the product still in development and completed a global exclusive license agreement for intracoronary delivery of cells, but the option for orthopedic applications had already been licensed to another third-party. The licensed product ultimately failed in repeated laboratory experiments throughout 2011 and 2012.
•	The second requirement of TotipotentRX was to raise the necessary capital to expand its clinical intellectual property and clinical trials organization, and a Series B funding was completed in January 2012 to advance the pilot trial clinical programs in cardiovascular and orthopedic indications.

Having limited access to a commercializable cell processing technology and planning to do another substantial capital raise for advancing several of its high impact clinical therapies, TotipotentRX’s management approached ThermoGenesis’ new Chief Executive Officer in March 2012 to consider a merger of the two companies.

TotipotentRX’s management felt the synergies between the two companies were obvious:
•	ThermoGenesis required significant leaps in clinical capability to catch-up and to recognize the value of their processing platform,
•	Thermogenesis had engineering strength to execute on the design changes required by TotipotentRX,
•	TotipotentRX has the clinical competence to provide the clinical leap required by ThermoGenesis, and
•	ThermoGenesis and TotipotentRX jointly could create a company that would have considerable synergy value.

On March 28, 2012 Messrs. Harris and Sivilotti held an initial meeting with Matt Plavan, ThermoGenesis
CEO to discuss the concept of combining the companies.

Subsequent to the March 28, 2012 meeting, Messrs. Plavan, Harris and Sivilotti met again in June and July 2012 in addition to holding several conference calls to conduct due diligence, discuss the potential for combining the companies, and to discuss relative valuation.  Effective April 4, 2012, ThermoGenesis and TotipotentRX entered into a mutual non-disclosure agreement and on June 21, 2012, in connection with further due diligence efforts, MK Alliance and TotipotentRX granted ThermoGenesis access to a data room created on OneHub.  Jointly on behalf of both Boards, MK Alliance and TotipotentRX, Mr. Harris presented a rationale for majority ownership position by MK Alliance’s and Totipotent’s shareholders in the combined company. The rationale was that ThermoGenesis stock price was severally depressed and in the opinion of Mr. Harris and Mr. Sivilotti the private cord blood business would face serious headwinds.  During the same conversations Mr. Plavan communicated that he did not believe a greater than 50.0% ownership by MK Alliance and TotipotentRX shareholders in the combined company would be acceptable to ThermoGenesis and its shareholders, however all parties agreed that it was too early to fully assess each other without deeper diligence.

On June 20, 2012, Mr. Harris and Sivilotti presented an initial update to the Board of MK Alliance and subsequently to the Board of TotipotentRX.   Both Boards approved expanding the diligence process even though the valuation concerns remained.

On July 22 and 23, 2012 Mr. Harris and Sivilotti traveled with Mr. Plavan to tour TotipotentRX’s India facilities and perform assess the GMP medical device operations of MK Alliance and the cellular GMP and clinical trial operations of TotipotentRX, including diligence sessions on their Clinical Research Organization, clinical trial process and the Fortis hospital.  Mr. Plavan was given full access to staff, records, doctors, and facilities.

During the first two weeks of August 2012, Messrs. Harris, Sivilotti and Plavan held conference calls and in-person meetings to conduct due diligence on one another and prepare a business plan and  preliminary financial information for the combined company for valuation purposes.

On August 8, 2012, Messrs. Plavan, Harris and Sivilotti made a presentation of the business plan and preliminary financial information for the combined company to Roth in their headquarters in Newport Beach, California for the purposes of obtaining input and guidance on the relative valuations of each company.

Discussions and diligence with ThermoGenesis continued in the months of September and October 2012, however the challenges remained per Mr. Plavan that the valuation splits were likely unacceptable to ThermoGenesis.

The discussions with ThermoGenesis slowed by the second week in October 2012, and both the Board of MK Alliance and TotipotentRX felt the potential for reaching an agreeable valuation was becoming challenging.

During the third week in October 2012, TotipotentRX research team continued diligence on another pre-production lot of the licensed technology, and the results were extremely discouraging.

On November 17, 2012, TotipotentRX served a breach of contract notice to the licensor of the early stage cell processing device.  The Board of TotipotentRX considered it options of litigation, and retained counsel to pursue the licensor for breach of contract.  The Board of TotipotentRX authorized management to approach ThermoGenesis for a development collaboration and potential license to ThermoGenesis’ MXP platform.

During the process of pursuing a new commercial relationship for potential access to ThermoGenesis MXP processing Mr. Harris and Mr. Sivilotti commenced discussions with Mr. Plavan regarding the potential for a three-way merger between ThermoGenesis, TotipotentRX/MK Alliance (in combination) plus another medical device early development company (Company A) with a strategic focus of producing cell separation tools and accessories to support regenerative medicine.  Company A had a venture capital firm (VC A) interested in options for combining the companies.

On December 22, 2012 the Boards of TotipotentRX and subsequently MK Alliance authorized Mr. Harris to enter into full diligence and discussions with ThermoGenesis, Company A and VC A.

During the period November 2012 through March 2013, Messrs. Plavan, Harris and Sivilotti explored a three-way merger with Company A however the parties could not agree on the proper split.   On February 20, 2012 Mr. Harris and Mr. Plavan met and jointly discussed the impasse with Company A and VCA.

On March 1, 2013 the TotipotentRX Board and subsequently MK Alliance Board was updated on the recommendation of Mr. Harris and Mr. Sivilotti that the three way merger was no longer practical due to unreasonable demands of Company A and VC A on devaluing all other parties, i.e. ThermoGenesis, TotipotentRX and MK Alliance.  The Boards of TotipotentRX and MK Alliance authorized the termination of further merger discussions.

On March 7, 2013, Mr. Plavan and Messrs. Harris and Sivilotti terminated negotiations with Company A and VCA and agreed to focus on a merger between ThermoGenesis and TotipotentRX/MK Alliance.

On March 8 and March 10, 2013, Messrs. Plavan and Harris met at ThermoGenesis’ offices to continue discussing a possible merger.  From March 31 through April 23, 2013, management from both ThermoGenesis and TotipotentRX held various meetings to discuss the combined business plan and related preliminary financial information, conduct due diligence on each other and discuss relative valuations.   On April 23, 2013, counsel for ThermoGenesis distributed the first draft of the Merger Agreement and a timeline of the proposed merger to the parties.

On March 24, 2013 MK Alliance, Inc.’s corporate counsel presented a notice that the Board of MK Alliance should consider a potential conflict as follows:

•	Mr. Harris and Mr. Sivilotti potentially be employees of a joint company with ThermoGenesis;
•	MK Alliance and TotipotentRX have the same corporate counsel; and
•	Mr. Harris, Mr. Sivilotti and Mr. Rehra are on both the MK Alliance and TotipotentRX boards.

The Boards deferred all authority to accept the conflict or hire a second legal firm, to the independent directors, Dr. Gary Cohan for MK Alliance, and Mr. Michaal Rhein for TotipotentRX.  Both independent directors considered the cost of doubling up the legal fees, and felt that both MK Alliance and TotipotentRX shared the same desires and goals.  The decision by Dr. Cohan and Mr. Rhein was to waive the conflict and appoint Troy Gould to represent both companies was signed on March 24, 2013 and presented into the records of both Boards on May 26, 2013.

Discussions and diligence between ThermoGenesis, MK Alliance (represented by Mitchel Sivilotti), and TotipotentRX (represented by Ken Harris) continued in April and May.  Also during this time period, ThermoGenesis and TotipotentRX and their respective representatives entered into numerous discussions regarding management structure and board of director composition of the combined company, employment agreements for Messrs. Harris and Sivilotti, lock-up agreements, assumption of certain TotipotentRX debt and certain India tax issues that may affect the shareholders of TotipotentRX.

Mr. Harris and Mr. Sivilotti updated the Board of MK Alliance and TotipotentRX on June 2, 2013 that the anticipated valuation split with ThermoGenesis would be 43.0% to 45.0% of the combined company to be held by MK Alliance and TotipotentRX.  The Boards discussed the near term dilutive effect to the shareholders, but the Directors agreed the opportunity for medium term appreciation outweighed the short term dilution and risk that further negotiation for incremental ownership could create a walk away by ThermoGenesis.

The Boards of MK Alliance and TotipotentRX met five more times between June 2, 2013 and July 15, 2013.

The shareholders of MK Alliance and TotipotentRX unanimously approved through written consent the merger of the companies.  The consents were gathered from July 3 to July 9, 2013.  MK Alliance (surviving as TotipotentRX) also approved the appointment of Mr. Michael Rhein, former independent director from TotipotentRX, to its board.

On July 15, 2013, the TotipotentRX board held a meeting to review the final terms of the Merger Agreement, including the associated lock-up agreement, non-compete agreement and employment agreements for Messrs. Harris and Sivilotti,. The management valuation report and the due diligence final reports were also presented.  After careful consideration the Board unanimously approved the merger agreement with ThermoGenesis.

TotipotentRX’s Reasons for the Merger; Recommendation of the TotipotentRX Board of Directors

The TotipotentRX board of directors has determined that the terms of the Merger are fair and in the best interests of TotipotentRX and its shareholders.  Accordingly, the board of directors approved the Merger Agreement including the Merger and related transactions contemplated thereby, and recommended that TotipotentRX’s shareholders consent vote FOR the Merger Agreement including the Merger and related transactions contemplated thereby.

The TotipotentRX board considered a number of factors in reaching its decision, without assigning any specific or relative weight to such factors.  The material factors considered included:

•	ThermoGenesis processing technology in all fields of use;
•	ThermoGenesis’ engineering competency;
•	ThermoGenesis’ scaled cell processing device manufacturing which was approaching Six Sigma quality;
•	information concerning the business, operations, net worth, liabilities, cash assets and needs, and future business prospects of TotipotentRX and ThermoGenesis, both individually and on a combined basis;
•	the belief that by combining operations, the combined company would have better opportunities for future growth than TotipotentRX would have on its own;
•	the current and prospective economic and competitive environments facing TotipotentRX as a stand-alone company;
•	the fact that the holders of TotipotentRX common stock would own 43.0% of the outstanding common stock of the combined company;
•	the belief that the Merger would provide TotipotentRX with additional management and financial resources;
•	the opportunity for TotipotentRX’s shareholders to benefit from potential appreciation in the value of the combined company’s common stock; and

•	the expectation that the Merger would be accomplished on a tax-free basis for United States federal income tax purposes for TotipotentRX shareholders, except for taxes payable on cash received by TotipotentRX stockholders in lieu of fractional shares and holders who exercise their dissenters rights.

In addition to considering the factors outlined above, the TotipotentRX board of directors considered the following factors in reaching its conclusion to approve the Merger and to recommend that the TotipotentRX stockholders approve the Merger Agreement, all of which it viewed as supporting its decision to approve the business combination with ThermoGenesis:

•	the results of the due diligence review of ThermoGenesis’ business and operations by TotipotentRX’s management confirmed that the assets and liabilities of ThermoGenesis were substantially as represented by ThermoGenesis management;
•	the terms and conditions of the Merger Agreement, including the following related factors:
o	the number of shares of the combined company that the TotipotentRX shareholders will receive in the transaction;
o	the fact that the exchange ratios will not fluctuate based upon changes in the price of ThermoGenesis common stock or the value of TotipotentRX common stock prior to completion of the Merger;
o	the conclusion of TotipotentRX’s board of directors that the potential termination fee of $500,000, and the circumstances when such fee may be payable, were reasonable;
o	the no-solicitation provisions governing ThermoGenesis’ ability to engage in negotiations with, provide any confidential information or data to, and otherwise have discussions with, any person relating to an acquisition proposal; and
o	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances; and
o	the opportunity for TotipotentRX shareholders to hold shares of a publicly traded company;
•	the likelihood that the Merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary approvals;
•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of ThermoGenesis and TotipotentRX; and
•	the TotipotentRX board of directors’ consideration of strategic alternatives to the Merger.

The TotipotentRX board also considered a number of risks and potentially negative factors in its deliberations concerning the Merger, including the risk factors described elsewhere in this proxy statement/prospectus/consent solicitation, and in particular:
•	the risk that the Merger would not be completed in a timely manner or at all;
•	the substantial expenses to be incurred in connection with the Merger;
•	the fact that TotipotentRX’s shareholders will not receive the full benefit of any future growth in the value of their equity that TotipotentRX may have achieved as an independent company;
•	the restrictions on the ability of the Principal Stockholders to freely trade their shares of ThermoGenesis common stock for a certain period of time following the effective date of the Merger;
•	the risks associated with the existing operations of ThermoGenesis;
•	the limitations on TotipotentRX, as set forth in the Merger Agreement, from engaging in discussions and negotiations with any party, other than ThermoGenesis, concerning a business combination involving TotipotentRX;
•	the possibility that TotipotentRX will be required to pay the termination fee provided for in the Merger Agreement;
•	the risk that the potential benefits of the Merger may not be realized;
•	the risks, challenges and costs inherent in combining the operations of the two companies and the substantial expenses to be incurred in connection with the Merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some of the benefits anticipated from the Merger;

•	the restrictions on the conduct of TotipotentRX’s business prior to completion of the Merger, which require TotipotentRX to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent TotipotentRX from pursuing business opportunities that otherwise would be in it best interests as an independent, stand-alone company;
•	the possible volatility, at least in the short term, of the trading price of ThermoGenesis’ common stock following the Merger;
•	the risk of diverting management’s attention from other strategic priorities to implement Merger integration efforts;
•	the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the announcing the delay or non-consummation of the Merger on TotipotentRX’s reputation;
•	the risk to TotipotentRX’s business, operations and financial results in the event that the Merger is not consummated; and
•	various other risks associated with the combined company and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/consent solicitation.

The board of directors of TotipotentRX determined that the Merger is preferable to the other alternatives which might be available to TotipotentRX, such as remaining independent and attempting to grow organically using equity or debt financings, or engaging in a transaction with another party.  The TotipotentRX board made that determination because it believes that the Merger will unite two companies with complementary needs, assets and board members, thereby creating a combined company with greater capital strength and profitability potential than TotipotentRX possesses on a stand-alone basis or that TotipotentRX might be able to achieve through other alternatives.

For the reasons set forth above, the board of directors of TotipotentRX recommends that holders of TotipotentRX common stock vote to approve the Merger Agreement, including Merger and transactions contemplated thereby.

Opinion of Roth Capital Partners

The ThermoGenesis board of directors retained Roth Capital Partners, LLC (Roth) to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid in the Merger by ThermoGenesis.

On July 15, 2013, Roth rendered its oral opinion to the board of directors of ThermoGenesis (which was subsequently confirmed in writing by delivery of Roth’s written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of July 15, 2013, the total consideration to be paid by ThermoGenesis in connection with the Merger, including the Merger Consideration, is fair to ThermoGenesis from a financial point of view.

Roth’s opinion was prepared solely for the information of the board of directors of ThermoGenesis and only addressed the fairness, from a financial point of view, of the total consideration to be paid by ThermoGenesis in connection with the Merger, including the Merger Consideration.  Roth was not requested to opine as to, and Roth’s opinion does not address, the relative merits of the Merger Agreement or the Merger or any alternatives to such transactions, ThermoGenesis’ underlying decision to proceed with or effect the Merger, or any other aspect of the Merger.  The summary of Roth’s opinion in this proxy statement/prospectus/consent solicitation is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus/consent solicitation and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Roth in preparing its opinion.  However, neither Roth’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus/consent solicitation are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the Merger.

The terms of the Merger, the Merger Consideration, and the related transactions were determined through arm’s length negotiations between ThermoGenesis and TotipotentRX and were approved unanimously by ThermoGenesis’ board of directors.  Roth did not determine the consideration to be paid by ThermoGenesis to TotipotentRX shareholders in connection with the Merger.

The full text of Roth’s opinion, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Roth in rendering its opinion is attached as Annex C and is incorporated herein by reference.  ThermoGenesis urges you to read the opinion in its entirety.  The summary of the opinion of Roth set forth below is qualified in its entirety by reference to the full text of the opinion.  Roth’s opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and the other factors Roth deemed relevant, is that the total consideration to be paid by ThermoGenesis in connection with the Merger, including the Merger Consideration, is fair to ThermoGenesis, from a financial point of view.

In connection with rendering the opinion described above and performing its related financial analyses, Roth, among other things:

•	reviewed the financial terms of a draft of the Merger Agreement dated July 15, 2013;
•	reviewed certain financial information regarding ThermoGenesis provided to Roth by senior management of ThermoGenesis;
•	reviewed certain publicly available financial statements and other information concerning ThermoGenesis;
•	reviewed certain financial projections prepared by senior management of ThermoGenesis;
•	participated in certain discussions among members of senior management of ThermoGenesis and TotipotentRX;
•	discussed the past and current operations and financial condition and the prospects of the Merger with ThermoGenesis’ senior management members;
•	compared certain financial terms of the Merger to the financial terms, to the extent publicly available, of certain other acquisition transactions that Roth deemed to be comparable to the Merger; and
•	reviewed such other financial studies and analyses and conducted such other investigations as Roth deemed necessary or appropriate for the purpose of rendering its opinion.

The following is a summary of the material financial analyses performed by Roth in connection with the preparation of its fairness opinion, which opinion was rendered orally to the board of directors of ThermoGenesis (and subsequently confirmed in writing by delivery of Roth’s written opinion dated the same date) on July 15, 2013.  The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by Roth or the delivery of Roth’s opinion to the board of directors of ThermoGenesis.

This summary includes information presented in tabular format.  In order to fully understand the financial analyses presented by Roth, the tables must be read together with the text of each analysis summary and considered as a whole.  The tables alone do not constitute a complete summary of the financial analyses.  Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Roth’s opinion.

In arriving at its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Roth by ThermoGenesis and TotipotentRX and further relied upon the assurances of ThermoGenesis that it is not aware of any facts that would make any of the information reviewed by Roth inaccurate, incomplete or misleading in any material respect.  Roth expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of TotipotentRX’s officers, directors or employees, or any class of such persons and the assumption by ThermoGenesis of certain TotipotentRX debt due to the Principal Stockholders, relative to the consideration to be paid to the holders of shares of TotipotentRX common stock in the Merger.

With respect to the financial forecasts relating to ThermoGenesis prepared by the management of ThermoGenesis, Roth assumed that they had been reasonably prepared reflecting the best currently available estimates and good faith judgments of ThermoGenesis’ management as to the future financial performance of ThermoGenesis.  Roth was not engaged to assess the achievability of any projections or the assumptions on which they were based, and Roth expressed no view as to such projections or assumptions.  In addition, Roth did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of ThermoGenesis, nor was Roth furnished with any such valuation or appraisal. Roth did not assume any obligation to conduct, and did not conduct, any physical inspection of the properties or facilities of ThermoGenesis.

Roth assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement.  Roth also assumed that the representations and warranties of each party in the Merger Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.  Roth further assumed that the draft of the Merger Agreement provided to Roth will conform in all material respects to the Merger Agreement and that the Merger will be consummated in all material respects as described in the draft of the Merger Agreement provided to Roth. Finally, Roth also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have an adverse effect on ThermoGenesis or TotipotentRX or on the contemplated benefits of the Merger. Roth is not a legal, tax or regulatory advisor. Roth's fairness opinion was approved by its fairness committee.

Roth's opinion is necessarily based on economic, market and other conditions as they existed and the information made available to Roth as of July 15, 2013, which is the date of the Roth opinion. Although subsequent developments may affect the opinion, Roth does not have any obligation to update, revise or reaffirm its opinion and Roth expressly disclaims any responsibility to do so. Roth did not express any opinion as to the underlying valuation, future performance or long-term viability of ThermoGenesis or as to what the value of the shares of ThermoGenesis actually will be when issued to holders of TotipotentRX pursuant to the Merger or the prices at which shares of ThermoGenesis common stock will trade at any time.

The Merger Consideration was determined through arm's length negotiations between ThermoGenesis and TotipotentRX and was approved by the ThermoGenesis and TotipotentRX boards of directors.  Although Roth provided advice to ThermoGenesis' board of directors during these negotiations, the decision to enter into the Merger was solely that of ThermoGenesis' board of directors.  Roth's opinion and its presentation to ThermoGenesis' board of directors was one of many factors taken into consideration by the ThermoGenesis board of directors in deciding to approve, adopt and authorize the Merger Agreement.  Consequently, the analyses as described herein should not be viewed as determinative of the opinion of ThermoGenesis' board of directors with respect to the Merger Consideration or of whether ThermoGenesis' board of directors would have been willing to agree to different consideration. The following is a brief summary of each of the material analyses performed by Roth in connection with its opinion letter dated July 15, 2013.

In furnishing its opinion, Roth does not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act of 1933 and the rules and regulations thereunder, nor does it admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act of 1933. Roth did not attempt to combine the analyses described herein into one composite valuation range, nor did Roth assign any quantitative weight to any of the analyses or the other factors considered.  Furthermore, in arriving at its opinion, Roth did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another.  Accordingly, Roth has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

In conducting the analysis as to the fairness to ThermoGenesis, from a financial point of view, of the consideration to be paid by ThermoGenesis pursuant to the terms of the Merger Agreement, Roth conducted a stand-alone valuation of ThermoGenesis.  Roth then conducted a valuation of ThermoGenesis and TotipotentRX as a pro-forma combined entity, against which Roth compared the pro-forma ThermoGenesis ownership based on the Merger Agreement, with ThermoGenesis’ stand-alone valuation.

The results of the application by Roth of each of the valuation methodologies utilized in connection with its fairness opinion is summarized below.

Stand-Alone Valuation

Roth conducted an analysis of the value of ThermoGenesis on a stand-alone basis.  In determining the value, Roth reviewed and conducted:
•	Comparable Companies Analysis;
•	Precedent M&A Transactions Analysis;
•	Discounted Cash Flow Analysis of the projected operations of ThermoGenesis; and
•	Market valuation Analysis.

Utilizing the various valuation methodologies listed above and based on ThermoGenesis’ fiscal year end 2013 projected revenues of $18.2 million, Roth estimated a valuation of ThermoGenesis utilizing the Comparable Companies Analysis of $23.7 million to $25.7 million; Precedent M&A Transactions Analysis of $32.2 million to $40.4 million; Discounted Cash Flow Analysis of $30.6 million to $39.3 million; and Market Valuation Analysis of $21.7 million to $23.4 million.  Roth then determined the average of these four methodologies which ranged from $27.0 million to $32.2 million, leading to a $29.6 million stand-alone average value.

The results of these analyses are summarized as follows:

		EV/2013 Revenue Multiple				Implied Enterprise Value
Methodology	2013 Projected Revenue	Low		High		Low	High
Comparable Companies Analysis	$18,227	1.3	x	1.4	x	$23,697	$25,704
Precedent M&A Transactions(a)	$18,227	1.8	x	2.2	x	$32,230	$40,400
DCF (Revenue Multiple Method)(b)(c)(d)(e)	$18,227	1.7	x	2.2	x	$30,649	$39,256
ThermoGenesis Market Valuation(f)	$18,227	1.2	x	1.3	x	$21,716	$23,370
Average	$18,227	1.5	x	1.8	x	$27,073	$32,182

Notes:
High and low ranges are based on mean and median values.
(a)	Based on selected transactions from January 1, 2008 to July 12, 2013.
(b)	Based on Max and Min values.
(c)	DCF calculated with median discount rate of 17.0% and median terminal revenue multiple of 1.5x.
(d)	EBITDA used a proxy for free cash flow.
(e)	Based on projections from 2013 to 2020.
(f)	Based on 52 week high/low as of July 12, 2013.

Comparable Companies Analysis

The comparable companies’ analysis uses data from comparable guideline companies to develop a measure of current value for ThermoGenesis based on its current and estimated sales, operating income and earnings per share. The theory underlying the comparable companies’ valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. The goal of the analysis is to develop a premise for relative value, which when coupled with other valuation approaches, presents a foundation for determining a range of firm value.

Under this analysis, Roth assembled a peer group of comparable companies among clinical technologies companies based on the following criteria: lines of business, maturity of business, business model and risks, size and scale of operations, growth prospects and other relevant characteristics.  Roth examined and compared each company’s performance, profitability, leverage and business trends. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company’s relative performance and valuation.

The following companies were included in Roth’s comparable companies’ analysis:

China Cord Blood Corporation:

China Cord Blood Corporation, together with its subsidiaries, primarily engages in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China. The company provides cord blood testing, processing, and storage services under the direction of subscribers; laboratory testing and hematopoietic stem cell services; and tests, processes, and stores donated cord blood, as well as offers matching services. As of March 31, 2013, it had three operating cord blood banks in the Beijing municipality, the Guangdong province, and the Zhejiang province. China Cord Blood Corporation is based in Central, Hong Kong. (Source: Capital IQ)

Rochester Medical Corporation:

Rochester Medical Corporation engages in the development, manufacture, and marketing of PVC-free and latex-free urinary continence and urine drainage care products for the home and acute care markets. Its home care products include silicone male external catheters (MECs) under the UltraFlex, Pop-On, Wide Band, Natural, Clear Advantage, Transfix, and Spirit names for managing male urinary incontinence; latex MECs under the Freedom and Freedom Plus names for managing male urinary incontinence; intermittent catheters, such as standard, antibacterial, hydrophilic, and antibacterial personal catheters in various diameters for male, female, and pediatric use; and the FemSoft Insert, a liquid-filled urethral insert for managing stress urinary incontinence in adult females. The company’s acute care products comprise standard and StrataSI silicone Foley catheters, as well as StrataNF catheter, an antibacterial Foley catheter that reduces the incidence of hospital acquired urinary tract infection. It also distributes ostomy, and wound and scar care products and accessories; anti-decubitis mattresses; and other branded urological products. Rochester Medical Corporation offers its products to distributors, individual hospitals, healthcare institutions, and extended care facilities. The company markets its products primarily under the Rochester Medical brand name through a direct sales force in the United States, the United Kingdom, and the Netherlands; and supplies to various medical product companies and group purchasing organizations, as well as markets through independent distributors in other international markets. Rochester Medical Corporation was founded in 1988 and is headquartered in Stewartville, Minnesota. (Source: Capital IQ)

Cryo-Cell International:

Cryo-Cell International, Inc. engages in cellular processing and cryogenic cellular storage, with a focus on the collection and preservation of umbilical cord (U-Cord) blood stem cells for family use. Its Menstrual Stem Cell technology allows women to store their own menstrual stem cells, which regenerative capabilities as stem cells from umbilical cord blood or bone marrow. The company offers menstrual stem cell service to capture self-renewing stem cells, and processes and cryopreserves them for cellular therapies and potential treatment of various life threatening diseases, such as stroke, heart disease, diabetes, neurodegenerative diseases, and ischemic wounds. Its services also include reproductive tissue storage service, which includes storage of cryopreserved embryos, oocyctes, and sperm; and cord tissue service, which stores a section of the umbilical cord tissue for use in regenerative medicine research of potential therapies for various conditions, including heart disease, stroke, multiple sclerosis, and diabetes. The company markets its cord blood stem cell preservation services directly to expectant parents, as well as by distributing information through obstetricians, pediatricians, childbirth educators, certified nurse-midwives, and other related healthcare professionals. It stores approximately 275,000 cord blood specimens worldwide. The company holds research and development agreement with Saneron CCEL Therapeutics, Inc. to collaborate on research utilizing the company’s menstrual stem cell technology in pre-clinical models for certain neurological diseases and disorders. Cryo-Cell International, Inc. was founded in 1989 and is headquartered in Oldsmar, Florida. (Source: Capital IQ)

Cord Blood America:

Cord Blood America, Inc., through its subsidiaries, provides private cord blood stem cell preservation services to families in the United States, Puerto Rico, Germany, Spain, Italy, Argentina, Uruguay, and Paraguay. It services include collection of materials, physician and customer support, transportation, and comprehensive testing. The company is headquartered in Las Vegas, Nevada. (Source: Capital IQ)

Roth concluded that the enterprise value for ThermoGenesis on a comparable company basis ranged from $23.7 million to $25.7 million which compared favorably to the enterprise value represented by the consideration to be paid by ThermoGenesis in the Merger, including the Merger Consideration. This enterprise value range was calculated using the relative valuation metric of ThermoGenesis estimated 2013 revenue multiplied by the mean and median enterprise value/revenue multiples of the comparable companies.  The comparable company metrics were based off of trading multiples as of July 12, 2013.

This analysis yielded the following (in millions):

Blood Banking/Consumables Comps
($ in millions, except per share data)
Company	7/12/13 Price	52 week Low	52 week High	(3 Mo) Avg Daily Value Traded	Market Cap.	Enterprise Value	Cash	Debt	LTM Revenue	EV/Rev. LTM
China Cord Blood Corporation	$3.39	$2.21	$3.50	$0.000	$247.5	$136.8	$240.4	$129.0	$87.8	1.6	x
Rochester Medical Corporation	$15.14	$9.11	$15.80	$0.552	$186.8	$164.0	$22.8	$0.0	$67.8	2.4	x
Cryo-Cell International, Inc.	$1.94	$1.80	$2.60	$0.013	$21.0	$18.1	$2.9	$0.0	$18.8	1.0	x
Cord Blood America Inc.	$0.00	$0.00	$0.02	$0.033	$1.6	$3.4	$0.4	$1.5	$5.8	0.6	x
Mean				$0.150	$114.2	$80.6	$66.6	$32.6	$45.1	$1.4	x
Median				$0.023	$103.9	$77.4	$12.8	$0.8	$43.3	$1.3	x

Precedent M&A Transactions Analysis

The precedent transaction analysis uses data based on the values acquirers have previously placed on comparable companies in a merger or acquisition to develop a measure of current value for ThermoGenesis.

Roth examined precedent transactions, from January 1, 2008 through July 12, 2013, involving clinical technologies companies that it viewed as similar to ThermoGenesis which included companies involved in the blood banking / consumables space.

These entities were selected on the basis of the nature of their businesses, their size and operating characteristics.  The data available on these transactions, due in part to their size, is limited.  Roth examined the data points set out in the table below for the selected precedent transactions.

Closing Date	Target	Buyers	Total Transaction Value (M)	TTM Revenue (Target)	Revenue Multiple
03/08/2013	Goodman Co., Ltd.	Nipro Corporation	$184.2	$173.6	1.1	x
02/24/2013	HemoCue AB	Radiometer Medical ApS	$300.00	$115.4	2.6	x
10/04/2012	Stellacure GmbH	MediVision Trägergesellschaft mbH	$117.0	NA	NA
08/10/2012	Lifebank Corp.	Insception Biosciences Inc.	$4.9	$3.1	1.6	x
07/25/2012	Aspen Surgical Products, Inc.	Hill-Rom, Inc.	$400.0	$120.0	3.3	x
1/27/2012	Florida’s Blood Centers, Inc.	OneBlood, Inc.	NA	NA	NA
12/02/2011	RESORBA Wundversorgung	Advanced Medical Solutions Group plc	$85.4	$26.9	3.2	x
8/15/2011	Attends Healthcare Products, Inc.	Domtar Corporation	$300.0	$200.0	1.5	x
08/02/2011	Byrne Medical, Inc.	Medivators Inc.	$109.8	$38.6	2.8	x
07/11/2011	Coral Blood Services, Inc.	The American National Red Cross	$3.0	NA	NA
06/30/2011	Blood Bank Of The Redwoods Inc.	Blood Centers Of The Pacific	NA	NA	NA
04/30/2011	NeoCells, Inc.	Cord Blood America Inc.	$0.3	NA	NA
03/01/2011	Pac-Kit Safety Equipment Co., Inc.	Acme United Corp.	$3.4	$5.4	0.6	x
02/24/2011	Reproductive Genetics Institute, Inc.	Cord Blood America Inc.	$0.1	NA	NA
01/05/2011	Elastic Therapy, Inc.	DJO, LLC	$45.8	$26.0	1.8	x
07/31/2010	Central Illinois Community Blood Center	Mississippi Valley Regional Blood Center , Inc.	NA	NA	NA
04/19/2010	BioCells, Inc.	Cord Blood America Inc.	$2.1	$1.2	1.8	x
04/09/2010	Sorin Group USA, Inc.	Cytomedix, Inc.	$11.0	$9.6	1.2	x
03/07/2010	York S/A. Indústria E Comércio	Hypermarcas SA	$54.3	$35.6	1.5	x
12/31/2009	Vista Cord LLC	Family Cord, Inc.	NA	NA	NA
07/28/2009	Power Medical Interventions, Inc.	United States Surgical Corporation	$60.8	$9.6	6.3	x
11/25/2008	Distrex Ibérica S.A.	Cederroth Distrex, S.A.	$7.1	$11.7	0.6	x
10/04/2008	Life Sera Inc.	Octapharma AG	$60.0	$30.5	2.0	x
03/10/2008	Specialized Health Products	CR Bard Inc.	$68.4	$18.9	3.6	x

Mean			$90.9	$51.6	2.2	x
Median			$57.2	$26.5	1.8	x

Roth also examined enterprise value/LTM (last twelve months) revenue multiples for the selected precedent transactions, which yielded multiples ranging from 1.8x – 2.2x.  The median enterprise value/LTM revenue multiple for the selected precedent transactions was 1.8x.  The mean enterprise value/LTM revenue multiple for the selected precedent transactions was 2.2x.  This implied a valuation range of $32.2 million to $40.4 million for ThermoGenesis.  Roth believed that this analysis is very imprecise due to its lack of fundamental valuation based on the future cash flow generation capabilities of ThermoGenesis.  Roth applied LTM revenue multiples from the precedent transactions to ThermoGenesis’ projected revenue for 2013.

This analysis yielded the following relative valuation range (in millions):

	Revenue Multiple		Relative Value
Mean	2.2	x	$40.4
Median	1.8	x	$32.2

Discounted Cash Flow Analysis

The discounted cash flow analysis is a “forward looking” methodology and is based on projected future cash flows to be generated by ThermoGenesis which are then discounted back to the present.  This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows (representing firm value beyond the time horizon on the projections); and (3) the weighted average cost of capital (WACC) used to discount such future cash flows and terminal value back to the present.  In the discounted cash flow analysis, Roth used EBITDA as a proxy for free cash flow.  The future cash flows plus the terminal value of such cash flows are discounted by the company’s risk-adjusted cost of capital, the WACC, to derive a present value.

In conducting its discounted cash flow analysis for the purpose of determining the enterprise value of ThermoGenesis, Roth calculated the EBITDA (used as a proxy for free cash flow) that ThermoGenesis is expected to generate during fiscal years 2013 to 2020 based upon financial projections prepared by ThermoGenesis’ management.  Terminal values based on terminal revenue multiples of 1.3x to1.7x were applied to management’s revenue estimates in year 2020 to complete the basis for calculating the present value of future free cash flows.  The future free cash flows are then discounted by the company’s risk-adjusted cost of capital rate, to derive a present value.  In selecting an appropriate discount rate, Roth took into account ThermoGenesis’ unlevered equity beta, ThermoGenesis’ debt to equity ratio, ThermoGenesis’ tax rate assumption (which applied ThermoGenesis’ net operating losses to eliminate taxes through 2020), the risk free rate of 3.2% based on Bloomberg (July 1, 2013), the equity risk premium of 18.4% based on Ibbotson Associates SBBI 2013 representing the long-term historical equity risk premium as of year-end 2012 of 6.7%, and a small stock premium of 11.65% based on Ibbotson Associates SBBI 2013 representing the micro-cap premium for the bottom 10th decile of companies on the NYSE/AMEX/NASDAQ.  Application of the foregoing principles resulted in a 16.6% WACC.  Roth performed a sensitivity analysis using discount rates from 16.0% to 18.0% to arrive at a range of present values.

Based on the foregoing, Roth computed an enterprise value range of $30.6 million to $39.3 million which compared favorably to the enterprise value implied by the consideration to be paid by ThermoGenesis in the Merger, including the Merger Consideration.  Applying the range of enterprise values obtained from the discounted cash flow analysis, compared to ThermoGenesis’ expected 2013 revenue, Roth arrived at a range of EV/2013 revenue multiples of 1.7x to 2.2x.  In evaluating the foregoing, it should be noted that the WACC does not take into consideration the specific firm risks such as bankruptcy.  As a result, ThermoGenesis’ true WACC may be higher when taking into consideration the risks of default and negative operating profit history of the business which would have the effect of reducing the enterprise value range.  By conducting an analysis of a range of discount rates rather than relying one specific WACC, Roth is comfortable that the analysis is appropriate.

Market Valuation Analysis

The market valuation analysis is based on the 52-week high and low of a company’s market capitalization on its respective market exchange.  Applying ThermoGenesis’ 52-week high and low trading prices Roth arrive at an implied enterprise valuation range of $21.7 million to $23.4 million which translates into 2013 revenue multiples ranging from 1.2x to 1.3x.

Combined Entity-Enterprise Value

In evaluating the value of ThermoGenesis and TotipotentRX as a combined company, Roth performed the following analyses:
•	public comparable company enterprise valuations; and
•	discounted cash flow analysis of the projected therapeutic and non-therapeutic operations of the combined company.

Under a combined entity analysis, a public comparable company analysis attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded.  Roth assembled a peer group of comparable public companies.  The criteria for selecting comparable companies included line of business, business model and risks, growth prospects, maturity of business, size and scale of operations, and other relevant characteristics.  Based on its analysis, Roth estimated that the implied enterprise value of the combined company was between $73.9 million and $118.8 million.

For a combined entity analysis, the discounted cash flow analysis, as described in further detail above, is designed to provide insight into the estimated value of a company’s equity as a function of the company’s estimated future free cash flows.  This methodology is a forward looking approach which discounts expected future cash flows by the firm’s risk-adjusted cost of capital.  In utilizing the discounted cash flow analysis, Roth used EBITDA as a proxy for free cash flow, and risk adjusted therapeutic EBITDA for probability of success.  Roth also used a declining growth method for the terminal value associated with therapeutic EBITDA and a terminal revenue multiple of 1x-2x for the non-therapeutic EBITDA.  Based on the discounted cash flow analysis, Roth estimated a combined enterprise value of the combined company ranging from $41.5 million to $93.2 million.

The results of these analyses are summarized as follows:

	Implied Enterprise Value
Methodology	Low	High
Comparable Company Analysis(a)	$73,880	$118,767
Combined DCF(b) (c)	$41,469	$93,219
Average	$57,674	$105,993

Notes:
Dollars in thousands.
High and low ranges are based on mean and median values.
(a)	Based low and high based on Mean and Median values, comps updated as of July 12, 2013.
(b)	Discounted cash flow (DCF) uses EBITDA as a proxy for free cash flow; therapeutic EBITDA is adjusted for probability of success.
(c)	DCF uses the declining growth method for therapeutic EBITDA terminal value and multiple of 1x-2x for the non-therapeutic EBITDA terminal value.

Roth then calculated the average of the combined company enterprise value utilizing the comparable companies’ analysis and combined discounted cash flow analysis to determine a range of $57.7 million to $106.0 million to derive an average enterprise value of $81.8 million for the combined company.  Roth then applied the 57.0% ThermoGenesis and 43.0% TotipotentRX pro-forma equity ownership percentages based on the Merger Agreement, which would attribute $47.5 million of the combined company value to ThermoGenesis.

Roth noted that the $47.5 million in value attributed to ThermoGenesis using the combined entity-enterprise value is greater than ThermoGenesis stand-alone equity value of $29.6 million.

As discussed above, Roth performed a variety of financial and comparative analyses for purposes of rendering its opinion. While the preceding summary describes several analyses and examinations that Roth deems material to its evaluation and opinion, they are not a comprehensive description of all analyses and examinations actually conducted by Roth.

General

Roth is a nationally recognized investment banking firm that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The ThermoGenesis board of directors retained Roth to render an opinion as to the fairness, from a financial point of view, of the consideration to be received in the Merger by ThermoGenesis and its stockholders based upon the foregoing qualifications, experience and expertise.

Roth has acted as valuation and strategic advisor to ThermoGenesis in connection with the Merger for which it received a fee for its services of $150,000 that was paid upon engagement.  ThermoGenesis also paid Roth a fee of $200,000 for rendering its fairness opinion delivered in connection with the Merger. The $200,000 opinion fee was not contingent in whole or in part on the success of the Merger and related transactions, or on the conclusions reached in the opinion.  ThermoGenesis has also agreed to indemnify Roth against certain liabilities and other items that arise out of the ThermoGenesis' engagement of Roth.  ThermoGenesis' board of directors did not limit Roth in any way in the investigations it made or the procedures it followed in rendering its opinion.

Roth in the past has provided and may in the future provide investment banking and other financial services to ThermoGenesis and its affiliates for which Roth and its affiliates have received or may receive compensation.  Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services.  In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for their own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of ThermoGenesis, and, accordingly, Roth and its affiliates may at any time hold a long or a short position in such securities.

Interests of TotipotentRX Directors and Executive Officers in the Merger

In considering the recommendation of the TotipotentRX board of directors with respect to adopting the Merger Agreement, TotipotentRX shareholders should be aware that certain members of the board of directors and executive officers of TotipotentRX have interests in the Merger that may be different from, or in addition to, interests they may have as TotipotentRX stockholders.  For example, following the consummation of the Merger, Kenneth L. Harris will serve as President and Mitchel Sivilotti will serve as Chief Biologist, Senior Vice President of the combined company.   In addition, the combined company will assume certain TotipotentRX debt in the approximate aggregate amount of $336,000 due to the Principal Stockholders through the payment of $150,000 in cash in the aggregate with the balance payable through the issuance of the combined company’s common stock.

For a description of the terms of Messrs. Harris’s and Sivilotti’s employment contracts, see the section entitled “Agreements Related to the Merger Agreement” on page 78.

TotipotentRX’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement including the Merger and transactions contemplated thereby and to recommend that its shareholders consent to the approval of the Merger Agreement proposal contemplated by this proxy statement/prospectus/consent solicitation.

Effective Date of the Merger

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the approval of the Merger Agreement by the stockholders of ThermoGenesis and shareholders TotipotentRX.  The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by ThermoGenesis and TotipotentRX and specified in the certificate of merger.  Neither ThermoGenesis nor TotipotentRX can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

ThermoGenesis must comply with applicable federal and state securities laws in connection with the issuance of shares of ThermoGenesis common stock in the Merger and the filing of this proxy statement/prospectus/consent solicitation with the SEC.

ThermoGenesis and TotipotentRX must comply with applicable Reserve Bank of India laws specific to the Foreign Exchange Management Act in connection with the transfer of shares from a nonresident shareholder (TotipotentRX) to another nonresident shareholder (ThermoGenesis).

Tax Treatment of the Merger

ThermoGenesis and TotipotentRX intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.  Each of ThermoGenesis and TotipotentRX will use its commercially reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of ThermoGenesis or TotipotentRX to take any action or cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.  For a description of the material United States federal tax consequences of the Merger, see the section entitled “Material United States Federal Income Tax Consequences of the Merger” below.

Material United States Federal Income Tax Consequences of the Merger

General

The following general discussion summarizes the material United States federal income tax consequences of the Merger to ThermoGenesis, TotipotentRX, and holders of TotipotentRX common stock who are “United States persons” (as defined in Section 7701(a)(30) of the Code) and who hold their TotipotentRX common stock as a capital asset within the meaning of Section 1221 of the Code.  The term “non-United States person” means a person or holder other than a “United States person.” If a partnership or other flow-through entity is a beneficial owner of TotipotentRX common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity.

This section does not discuss all of the United States federal income tax consequences that may be relevant to a particular shareholder in light of his or her individual circumstances or to shareholders subject to special treatment under the federal income tax laws, including, without limitation:

•	brokers or dealers in securities or foreign currencies;
•	shareholders who are subject to the alternative minimum tax provisions of the Code;
•	tax-exempt organizations;
•	shareholders who are “non-United States persons”;
•	expatriates;
•	shareholders that have a functional currency other than the United States dollar;
•	banks, financial institutions or insurance companies;
•	shareholders who acquired TotipotentRX stock in connection with stock option or stock purchase plans or in other compensatory transactions; or
•	shareholders who hold TotipotentRX stock as part of an integrated investment, including a straddle, hedge, or other risk reduction strategy, or as part of a conversion transaction or constructive sale.

Assuming the Merger is completed according to the terms of the Merger Agreement and this proxy statement/prospectus/consent solicitation, and based upon customary assumptions and certain representations as to factual matters by ThermoGenesis and TotipotentRX, it is the opinion of Weintraub Tobin Chediak Coleman Grodin that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.  No ruling has been or will be sought from the Internal Revenue Service, or the IRS, as to the United States federal income tax consequences of the Merger, and the following summary is not binding on the IRS or the courts.  This discussion is based upon the Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement/prospectus/consent solicitation, all of which are subject to change, possibly with retroactive effect.  This summary does not address the tax consequences of the Merger under state, local and foreign laws or under United States federal tax law other than income tax law.  There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

TotipotentRX shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including any applicable federal, state, local and foreign tax consequences.

The following summary sets forth the material federal income tax consequences for the TotipotentRX shareholders and the corporate parties to the Merger assuming that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

•	TotipotentRX shareholders will not recognize any gain or loss upon the receipt of ThermoGenesis common stock in exchange for TotipotentRX stock in connection with the Merger (except to the extent of cash received in lieu of a fractional share of ThermoGenesis common stock, as discussed below).
•	cash payments received by a TotipotentRX stockholder for a fractional share of ThermoGenesis common stock will be treated as if such fractional share had been issued in connection with the Merger and then redeemed by ThermoGenesis for cash. TotipotentRX shareholders will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the tax basis in such fractional share.
•	the aggregate tax basis of the ThermoGenesis common stock received by a TotipotentRX stockholder in connection with the Merger will be the same as the aggregate tax basis of the TotipotentRX stock surrendered in exchange for ThermoGenesis common stock, reduced by any amount allocable to a fractional share of ThermoGenesis common stock for which cash is received.

•	the holding period of the ThermoGenesis common stock received by a TotipotentRX shareholder in connection with the Merger will include the holding period of the TotipotentRX stock surrendered in connection with the Merger.
•	a dissenting shareholder who perfects appraisal rights will generally recognize gain or loss with respect to his or her shares of the TotipotentRX stock equal to the difference between the amount of cash received and his or her basis in such stock. Such gain or loss will generally be long term capital gain or loss, provided the shares were held for more than one year before the disposition of the shares. Interest, if any, awarded in an appraisal proceeding by a court would be included in such stockholder’s income as ordinary income.
•	ThermoGenesis and TotipotentRX will not recognize gain or loss solely as a result of the Merger.

Backup Withholding

If you are a non-corporate holder of TotipotentRX stock you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share interest in ThermoGenesis common stock or cash payments for perfecting appraisal rights.  You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger (or the appropriate Form W-8, as applicable); or
•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the IRS.

Tax Return Reporting Requirements

If you receive ThermoGenesis common stock as a result of the Merger, you will be required to retain records pertaining to the Merger, and you will be required to file with your United States federal income tax return for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger as provided in Treasury Regulations Section 1.368-3(b).

Taxable Acquisition

The failure of the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code would result in a TotipotentRX shareholder recognizing gain or loss with respect to the shares of TotipotentRX stock surrendered by such shareholder equal to the difference between the shareholder’s basis in the shares and the fair market value, as of the effective date of the Merger, of the ThermoGenesis stock received in exchange for the TotipotentRX stock (and the cash received in lieu of a fractional share of TotipotentRX stock).  In such event, a shareholder’s aggregate basis in the ThermoGenesis common stock so received would equal its fair market value and such shareholder’s holding period would begin the day after the Merger.  A dissenting shareholder who receives cash will be required to recognize gain or loss in the same manner as described above (see discussion of dissenters in a reorganization above).

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the Merger.   In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances.  Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the Merger.  Accordingly, TotipotentRX shareholders are urged to consult with their own tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to them of the merger.

Appraisal and Dissenters’ Rights

Appraisal Rights of ThermoGenesis Stockholders

Because ThermoGenesis common stock is listed on the NASDAQ Capital Market, a National Securities Exchange, under Delaware law, holders of shares of ThermoGenesis common stock are not entitled to appraisal rights.

Dissenters’ Rights of TotipotentRX Shareholders

The following is a summary of Chapter 13 of the California General Corporate Law (CGCL), which sets forth the procedures for TotipotentRX shareholders to dissent from the Merger and to demand statutory dissenters’ rights under the CGCL, including a brief description of the procedures to be followed if a holder of TotipotentRX common stock desires to exercise dissenters’ rights. The record holders of TotipotentRX common stock who have perfected their dissenters’ rights in accordance with Chapter 13 of the CGCL and have not withdrawn their demands or otherwise lost their rights to exercise their dissenters’ rights with respect to the Merger are referred to herein as “Dissenting Shareholders,” and the shares of TotipotentRX common stock with respect to which they exercise dissenters’ rights are referred to herein as “Dissenting Shares.” This summary does not purport to be a complete statement of the provisions of California law relating to the rights of TotipotentRX shareholders to an appraisal of the value of their shares and is qualified in its entirety by reference to Chapter 13 of the CGCL, the full text of which is attached as Annex B hereto.  Please note that failure to follow the procedures required by the CGCL could result in the loss of dissenters’ rights.

If the Merger Agreement is approved by the required vote of TotipotentRX shareholders and is not abandoned or terminated, holders of TotipotentRX common stock who did not approve the Merger may, by complying with Sections 1300 through 1313 of the CGCL, be entitled to dissenters’ rights as described herein and receive cash for the fair market value of their Dissenting Shares.

Dissenting Shareholders of TotipotentRX common stock must satisfy each of the following requirements to qualify as Dissenting Shares under California law:

•	the Dissenting Shares must have been outstanding on December 20, 2013;
•	the TotipotentRX shareholder must not have voted in favor of the Merger Agreement and any proxy card submitted must have been marked to be either voted “Against” or “Abstain.” If the TotipotentRX shareholder returns a signed proxy card without voting instructions or with instructions to vote “FOR” the Merger Agreement, his or her shares were automatically voted in favor of the Merger Agreement and they have lost their dissenters’ rights;
•	the Dissenting Shareholder must make a written demand that TotipotentRX repurchase the Dissenting Shares at fair market value (as described below); and
•	the Dissenting Shareholder must submit the Dissenting Shares certificates for endorsement (as described below).

Refusal to approve the Merger Agreement by written consent does not in and of itself constitute a demand for appraisal under California law.

Pursuant to Sections 1300 through 1313 of the CGCL, holders of Dissenting Shares may require TotipotentRX  to repurchase their Dissenting Shares at a price equal to the fair market value of such shares which shall be determined as of, and immediately prior to,  the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger, as adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

Within ten days following approval of the Merger Agreement by the TotipotentRX shareholders, TotipotentRX will mail a dissenters’ notice to each person who did not vote or abstained from voting in favor of or voted against the Merger Agreement. The TotipotentRX dissenters’ notice must contain the following:

•	notice of the approval of the Merger Agreement;
•	a statement of the price determined by TotipotentRX to represent the fair market value of Dissenting Shares (which shall constitute an offer by TotipotentRX to purchase such Dissenting Shares at a stated price unless such shares lose their status as “Dissenting Shares” under Section 1309 of the CGCL);
•	a brief description of the procedures for Dissenting Shareholders to exercise their rights; and
•	a copy of Sections 1300 through 1304 of Chapter 13 of the CGCL.

Within 30 days after the date on which the dissenters’ notice was mailed by TotipotentRX to each person who did not vote or abstained from voting in favor of, or voted against, the Merger Agreement, a Dissenting Shareholder must:

•	demand that TotipotentRX repurchase such shareholder’s Dissenting Shares;
•	include in that demand the number and class of Dissenting Shares held of record that the Dissenting Shareholder demands that TotipotentRX purchase;
•	state that the Dissenting Shareholder is demanding purchase of the shares and payment of their fair market value. The statement of fair market value constitutes an offer by the Dissenting Shareholder to sell the Dissenting Shares at such price within such 30-day period; and
•	submit to TotipotentRX certificates representing any Dissenting Shares that the Dissenting Shareholder demands TotipotentRX purchase, so that such Dissenting Shares may either be stamped or endorsed with the statement that the shares are Dissenting Shares or exchanged for certificates of appropriate denomination so stamped or endorsed. The demand statement and TotipotentRX certificates should be delivered to:

TotipotentRX Corporation
Attn: Kenneth L. Harris, Chief Executive Officer
548 South Spring Street, Suite 210
Los Angeles, CA 90013

If upon the Dissenting Shareholder’s surrender of the certificates representing the Dissenting Shares, TotipotentRX and a Dissenting Shareholder agree upon the price to be paid for the Dissenting Shares and agree that such shares are Dissenting Shares, then the agreed price is required by law to be paid (with interest thereon at the legal rate on judgments from the date of the agreement) to the Dissenting Shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the completion of the Merger are satisfied.

If TotipotentRX and a Dissenting Shareholder disagree as to the price for such Dissenting Shares or disagree as to whether such shares are entitled to be classified as Dissenting Shares, such Dissenting Shareholder has the right to bring an action in California Superior Court of the proper county, within six months after the date on which the notice of the shareholders’ approval of the Merger is mailed, to resolve such dispute.  In such action, the court will determine whether the shares of TotipotentRX common stock held by such shareholder are Dissenting Shares or as to the fair market value of the holder’s shares, or both, or may intervene in any action pending on such a complaint. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters’ rights are lost.

In determining the fair market value of the dissenting TotipotentRX shares, the court may appoint one or more impartial appraisers to make the determination. Within a time fixed by the court, the appraiser, or a majority of them, will make and file a report with the court. If the appraisers cannot determine the fair market value within ten days of their appointment, or within a longer time determined by the court, or the court does not confirm their report, then the court will determine the fair market value. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated between TotipotentRX and Dissenting Shareholder as the court deems equitable.  However, if the appraisal of the fair market value of TotipotentRX shares exceeds the price offered by TotipotentRX in the notice of approval, then TotipotentRX shall pay the costs. If the fair market value of the shares awarded by the court exceeds 125.0% of the price offered by TotipotentRX, then the court may in its discretion impose additional costs on TotipotentRX, including attorneys’ fees, fees of expert witnesses and interest.

TotipotentRX shareholders considering whether to exercise dissenters’ rights should consider that the fair market value of their TotipotentRX common stock determined under Chapter 13 of the CGCL could be more than, the same as or less than the value of Merger Consideration to be paid in connection with the Merger, as set forth in the Merger Agreement. Also, TotipotentRX reserves the right to assert in any appraisal proceedings that, for purposes thereof, the fair market value of TotipotentRX common stock is less than the value of the Merger Consideration to be issued and paid in connection with the Merger, as set forth in the Merger Agreement.

Strict compliance with certain technical prerequisites is required to exercise dissenters’ rights. TotipotentRX shareholders wishing to exercise dissenters’ rights should consult with their own legal counsel in connection with compliance with Chapter 13 of the CGCL. Any TotipotentRX shareholder who fails to comply with the requirements of Chapter 13 of the CGCL, attached as Annex B to this proxy statement/prospectus/consent solicitation, will forfeit the right to exercise dissenters’ rights and will, instead, receive the Merger Consideration to be issued and paid in connection with the Merger, as set forth in the Merger Agreement.

TotipotentRX shareholders should be aware that California law provides, among other things, that a Dissenting Shareholder may not withdraw the demand for payment of the fair market value of Dissenting Shares unless TotipotentRX consents to such request for withdrawal.

IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF CALIFORNIA LAW RELATING TO DISSENTERS’ RIGHTS, ALL TOTIPOTENTRX SHAREHOLDERS THAT WISH TO EXERCISE DISSENTERS’ RIGHTS OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE, BECAUSE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS. THOSE WISHING TO DISSENT SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER CHAPTER 13.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the Merger Agreement.  While ThermoGenesis and TotipotentRX believe that this description covers the material terms of the Merger Agreement, it may not contain all of the information that is important to you.  The Merger Agreement has been attached as Annex A to this proxy statement/prospectus/consent solicitation to provide you with information regarding its terms.  It is not intended to provide any other factual information about ThermoGenesis or TotipotentRX.  The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.  You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger.

The Merger Agreement contains representations and warranties that ThermoGenesis, on the one hand, and TotipotentRX and the Principal Stockholders, on the other hand, have made to the other as of specific dates.  In your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, and were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. The representations and warranties in the Merger Agreement will not survive the completion of the Merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this proxy statement/prospectus/consent solicitation. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus.

The Merger and Effective Date of the Merger

The Merger Agreement provides that TotipotentRX will merge with and into ThermoGenesis, with ThermoGenesis surviving the Merger.  The closing of the Merger will occur at a date as ThermoGenesis and TotipotentRX agree, but no later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the closing conditions set forth in the Merger Agreement, or at such other time, date and place as ThermoGenesis and TotipotentRX mutually agree in writing.  As soon as practicable after the closing, ThermoGenesis and TotipotentRX will file a certificate of merger with the Secretary of State of the State of Delaware and the Secretary of State of California.  The Merger will become effective upon the filing of such certificate or at such later time as may be specified in such certificate and as agreed by ThermoGenesis and TotipotentRX.  ThermoGenesis currently expects that the closing of the Merger will take place in the first calendar quarter of 2014.  However, because the Merger is subject to ThermoGenesis and TotipotentRX stockholder approvals and other conditions to closing, ThermoGenesis and TotipotentRX cannot predict exactly when the closing will occur.

Merger Consideration

Conversion of Securities, Exchange Ratio

In general, if the Merger is completed, each share of TotipotentRX common stock outstanding immediately before the Merger, other than TotipotentRX common stock held as treasury stock or held or owned by ThermoGenesis or any direct or indirect wholly-owned subsidiary of TotipotentRX or ThermoGenesis, and any dissenting shares, automatically shall have the right to receive a number of ThermoGenesis common stock equal to the Exchange Ratio.  The Exchange Ratio is an amount equal to the quotient of (A) twelve million four hundred ninety thousand eight hundred forty one (12,490,841) shares of ThermoGenesis common stock, subject to adjustment, divided by (B) the sum of (i) the number of outstanding TotipotentRX shares of common stock plus (ii) the number of TotipotentRX shares of common stock issuable upon the exercise or conversion of any TotipotentRX securities that are outstanding less (iii) the number of shares of TotipotentRX common stock that are issuable upon exercise of the TotipotentRX warrants to the extent such number of shares does not exceed 2,004.  Based on the foregoing and assuming that no holder of TotipotentRX common stock exercises its dissenters’ right and assuming that all TotipotentRX options have been exercised and ThermoGenesis has assumed the TotipotentRX warrants, each outstanding share of TotipotentRX common stock will be automatically converted into the right to receive 30.283 shares of ThermoGenesis common stock.   As further described herein, ThermoGenesis anticipates that immediately following completion of the Merger, the current holders of TotipotentRX’s common stock will own approximately 43.0% of the outstanding ThermoGenesis common stock.

Each option to purchase TotipotentRX common stock that is outstanding and unexercised immediately before the effective date of the Merger will be cancelled.  On the effective date, each TotipotentRX warrant to purchase TotipotentRX common stock that is outstanding and unexercised immediately before the Merger will be converted into a warrant to purchase shares of ThermoGenesis’ common stock with such number of shares of ThermoGenesis common stock and exercise price as adjusted to reflect the exchange ratio.

Fractional Shares

No fractional shares of ThermoGenesis common stock will be issued in exchange for shares of TotipotentRX common stock at the closing of the Merger.  In lieu of fractional shares, ThermoGenesis will pay cash to each TotipotentRX stockholder for any remaining fraction equal to the product of (i) such fraction multiplied by (ii) the applicable price per share which shall equal to the average closing price of ThermoGenesis common stock as reported on Nasdaq for the five trading days immediately before the effective date of the Merger.

Exchange Procedures

Promptly after the effective date of the Merger, Computer Share Investor Services, LLC, or such other exchange agent as ThermoGenesis appoints, will provide appropriate transmittal materials to holders of record of TotipotentRX common stock (other than with respect to any such shares held directly or indirectly by ThermoGenesis, TotipotentRX or dissenting stockholders of TotipotentRX), advising such holders of the procedure for surrendering their stock to the exchange agent.

Upon the surrender of the holder’s shares of TotipotentRX common stock, along with a duly executed letter of transmittal and any other required documents, the holder will be entitled to receive in exchange therefor:

•	a certificate representing the number of whole shares of ThermoGenesis common stock that such holder is entitled to receive pursuant to the Merger, as described in the section entitled “Conversion of TotipotentRX Securities, Exchange Ratio” in this proxy statement/prospectus/consent solicitation; and
•	a check in the amount of any cash payable in lieu of fractional shares.

 Board of Directors and Officers of the Combined Company

The Merger Agreement provides that, immediately after the Merger, TotipotentRX shall appoint two directors, one of whom must be an independent director, to ThermoGenesis’ board of directors.  TotipotentRX intends to appoint Mr. Kenneth L. Harris as one of the two directors to ThermoGenesis’ board.  It is anticipated that all current members of ThermoGenesis’ directors shall remain on the board.

If the Merger occurs, Matthew T. Plavan will serve as Chief Executive Officer; Kenneth L. Harris shall serve as President; Dan T. Bessey shall serve as Chief Financial Officer; and Mitchel Sivilotti shall serve as Chief Biologist, Senior Vice President of the combined company.

Representations and Warranties

The Merger Agreement contains generally similar representations and warranties of ThermoGenesis, TotipotentRX and Principal Stockholders as to, among other things:

•	corporate organization and existence;
•	corporate power and authority;
•	capitalization and related matters;
•	availability, accuracy and compliance with generally accepted accounting principles of financial reports;
•	no conflict, required filings and governmental approvals required to complete the Merger, except as contemplated by the Merger Agreement;
•	no broker, finder, agent or other intermediary retained;
•	full disclosure of facts;
•	compliance with laws, contracts, certificate of incorporation and bylaws;
•	absence of subsidiaries and interests in other entities or venture except as disclosed;
•	compliance with legal requirements of government entities;
•	no pending legal proceedings;
•	absence of certain changes;
•	tax matters;
•	environmental matters;
•	labor matters;
•	validity of, and the absence of defaults under, certain contracts;
•	intellectual property;
•	insurance coverage;
•	transactions with affiliates;
•	employee benefit matters;
•	no unlawful payment to governmental officers; and
•	completeness of representations.

In addition, the Merger Agreement contains further representations and warranties of ThermoGenesis as to, among other things:

•	filings and material accuracy of the SEC filings;
•	compliance with listing and maintenance requirements of trading market or stock quotation system on which ThermoGenesis’ common stock is listed; and
•	compliance with federal drug, FDA and similar legal requirements.

Covenants; Conduct of Business Pending the Merger

Each of TotipotentRX and ThermoGenesis agreed that during the period before the effective date of the Merger it will:

•	carry on its business diligently and in accordance with good commercial practice and in the ordinary course in substantially the same manner heretofore conducted in compliance with legal requirements;
•	pay its debts and taxes when due;
•	pay or perform other material obligations when due; and
•	use its commercially reasonable best efforts consistent with past practices and policies to preserve intact its current business organization, keep available the services of its officers and employees and preserve its relations with suppliers, customers, distributors, licensors, licensees, and others with whom it has business dealings.

Further, each of TotipotentRX and ThermoGenesis also agreed that, subject to certain limited exceptions, without the consent of the other Party in writing that neither will not, during the period before the effective date of the Merger:

•	enter into any contract or commitment or engage in any transaction not in the usual and ordinary course of business and consistent with its normal business practices;
•	waive any stock repurchase rights, accelerate, amend or change any stock option, including cash payments in exchange thereof, or restricted stock for any employee, consultant or director, or adopt or amend any employee benefit plan;
•	grant any severance or termination pay to any director, officer of employee;
•	transfer or license to any person or amend or modify in any material respect any right to each party’s intellectual property except in the ordinary of course of business;
•	do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any contract, commitment or obligation of a party, which could have a material adverse effect on the business, assets or financial condition of such party, other than with respect to discontinued operations;
•	declare or pay any dividends on, make any other distributions in respect of, or redeem or purchase any shares of its capital stock;
•	issue, grant, or sell shares of its capital stock or securities convertible into its capital stock;
•	modify its certificate of incorporation or bylaws;
•	effect or become a party to any merger or consolidation, or acquire any stock of, or, except in the ordinary course of business, acquire any assets or property of any other business entity;
•	adopt a plan of complete or partial liquidation, dissolution, consolidation, or recapitalization;
•	hire any employee over a certain dollar threshold level;
•	incur any indebtedness or guarantee any such indebtedness of another person; and
•	sell, lease, license or otherwise dispose of any asset other than in the ordinary course of business.

Additional Agreements

Each of Party has agreed to use its commercially reasonable efforts to:

•	take all actions necessary to complete the Merger;
•	coordinate with the other party in preparing and exchanging information for purposes of this registration statement, compliance with state and federal securities laws and otherwise;
•	obtain all consents, in form and substance reasonably satisfactory to the other party required for the consummation of the transactions contemplated by the Merger Agreement; and
•	consult and agree with each other about any public statement either will make concerning the Merger, subject to certain exceptions.
•	each party will, subject to limited exceptions, promptly take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective stockholders for the purposes of approving the Merger and the other transactions contemplated by the Merger Agreement including, in the case of ThermoGenesis, amendment to its amended and restated certificate of incorporation to change its name to Cesca Therapeutics, and will recommend such approvals and use its best efforts to obtain such approvals;
•	in the case of ThermoGenesis, ThermoGenesis will assume debt in the aggregate amount of approximately $240,000 and accrued interest due thereon in the approximate amount of $96,000 owed to the Principal Stockholders by TotipotentRX and will pay each Principal Stockholder $75,000 in cash against the debt with the remaining balance to be paid through the issuance of ThermoGenesis shares of common stock based on the ten-day average trading price of ThermoGenesis’ common stock prior to the closing date; and
•	in the case of TotipotentRX, to cancel its outstanding options immediately before the effective date.

No Solicitation

In the Merger Agreement, ThermoGenesis and TotipotentRX have agreed that each party and their respective subsidiaries will not, nor will either company authorize or permit any of its directors, officers, investment bankers, attorneys, or accountants or agents to, directly or indirectly:

•	solicit, initiate, encourage, induce or knowingly facilitate the communication, making or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;
•	furnish any information regarding such party to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;
•	approve, endorse or recommend any acquisition proposal; or
•	execute or enter into any letter of intent or similar document or any contract relating to any acquisition proposal.

In the event that either party receives an offer, proposal or request of the type discussed above, it has agreed to immediately notify the other party and provide information as to the identity of the offeror and the specific terms of such offer or proposal, and such other information related thereto as the other party may reasonably request.

Notwithstanding these restrictions, before obtaining stockholder approval, each party may furnish information and enter into discussions or negotiations in response to an unsolicited, bona fide written acquisition proposal when such party’s board of directors determines in good faith that the acquisition proposal constitutes, or is reasonably likely to result in, a superior offer (as defined in the Merger Agreement) and the failure to take such action would result in a breach of the fiduciary duties of that party’s board of directors.  To the extent that a party determines that such offer constitutes a superior proposal (as defined in the Merger Agreement), such party will give at least two business days’ notice of its intent to provide non-public information or enter into discussions with the person who has made the acquisition proposal to the other party.

For purposes of the Merger Agreement, an “acquisition proposal” means:  with respect to a party, any offer or proposal, whether written or oral, from a third-party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15.0% or more of any class of the equity securities of such party or a material subsidiary of such party or (b) 15.0% or more of the assets of such party or a material subsidiary of such party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such third-party to acquire beneficial ownership of (y) 15.0% or more of any class of equity securities of the party or a material subsidiary of the party or (z) 15.0% or more of the assets of the party or a material subsidiary of the party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of the Merger Agreement: (i) any capital raising transaction allowed by ThermoGenesis; and (ii) the transfer by TotipotentRX of up to 1.0% of the outstanding equity securities in the TotipotentRX subsidiaries to a third-party to comply with the requirement that there must be two shareholders of a corporation incorporated in India.

A “superior offer” means an unsolicited bona fide written offer by a third-party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the party’s stockholders prior to such transaction in the aggregate cease to own at least 50.0% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial ownership of securities representing 50.0% or more of the voting power of the party’s capital stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50.0% of the assets of the party or its subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (A) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (B) is on terms and conditions that the board of directors of ThermoGenesis or TotipotentRX, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to ThermoGenesis’ stockholders or TotipotentRX’s stockholders, as applicable, than the Merger and the other transactions contemplated; and (y) is reasonably capable of being consummated.

Approval of Stockholders

ThermoGenesis is obligated under the Merger Agreement to take all actions necessary under applicable law to hold and convene a meeting of its stockholders for purposes of approving the Merger Agreement pursuant to which ThermoGenesis will issue shares to TotipotentRX shareholders and will amend its certificate of incorporation to change its corporate name to Cesca Therapeutics Corp. at the closing of the Merger.  Further, ThermoGenesis is required to promptly distribute a registration statement and proxy statement relating to such stockholder approvals.

In the Merger Agreement, ThermoGenesis agreed to use its reasonable best efforts to have the registration statement of which this proxy statement/prospectus/consent solicitation is a part declared effective under the Securities Act of 1933, as amended as promptly as practicable after filing, and to use commercially reasonable efforts to comply with the securities laws and blue sky laws of all jurisdictions which are applicable to the issuance of ThermoGenesis common stock in the Merger.

TotipotentRX is obligated under the Merger Agreement to take all actions necessary under applicable law to solicit approval by written consent from the shareholders of TotipotentRX for purposes of approving the Merger Agreement and the Merger and transactions contemplated thereby.  TotipotentRX has agreed that its board of directors will recommend to adopt and approve the Merger Agreement and the Merger and transactions contemplated thereby.

Indemnification and Insurance of Directors and Officers

The Merger Agreement provides that ThermoGenesis shall fulfill and honor its obligations pursuant to the indemnification agreements, and for any TotipotentRX officer or director that continues employment with ThermoGenesis following the effective date of the Merger their indemnification agreements shall be amended to be in the same form as the indemnification agreements between ThermoGenesis and its directors and officers, except that those amended indemnification agreements shall provide expressly that the agreements shall also apply to periods in which the TotipotentRX officers and directors were officers or directors of TotipotentRX and its predecessors.

The Merger Agreement also provides that ThermoGenesis for a period of five years from the effective date of the Merger will purchase “tail” coverage for up $4 million covering TotipotentRX’s current officers and directors for their acts or omissions prior to the effective date.  However, in no case shall ThermoGenesis be required to spend more than $50,000 in annual premiums for such coverage.

Indemnification by the Principal Stockholders

The Principal Stockholders agree to indemnify and hold ThermoGenesis harmless against all losses incurred or suffered by ThermoGenesis directly or indirectly, as a result of or in connection with: (i) TotipotentRX common stock that were not considered in determining the exchange ratio; (ii) there being outstanding TotipotentRX securities (other than TotipotentRX warrants) exercisable or convertible into shares of TotipotentRX common stock; (iii) the exercise price of any TotipotentRX warrant is reduced or the number of shares of TotipotentRX common stock underlying any TotipotentRX warrant is increased for any reason; (iv) TotipotentRX does not own at least 99.0% of the equity securities of the TotipotentRX subsidiaries; (v) any breach of the representations and warranties of TotipotentRX relating to its employee benefit plans and operations in the Republic of India; and (vi) any tax payable or required to be withheld by ThermoGenesis under the tax laws of any jurisdiction other than the United States of America as a result of the TotipotentRX and MK Alliance Merger.

The total obligations of the Principal Stockholders to indemnify ThermoGenesis as a result indemnification obligations set forth in (i) through (v) of this section shall be limited to an amount equal to the product of 10.0% times the number of shares of ThermoGenesis common stock issued in respect of the TotipotentRX common stock in the Merger (excluding shares issued to the Principal Stockholder to pay for debt) times the average price of ThermoGenesis common stock for the ten trading day period ending on the closing date.  There shall be no right to indemnification under (i) through (v) of this section unless and until identifying aggregate losses exceeds $150,000 in which event the Principal Stockholders will indemnify ThermoGenesis for the excess amount.

Conditions to Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or before the Merger, of various conditions, which include the following:

•	there must not have been issued any restraining order, injunction or other order by any governmental agency, court or administrative agency which prevents consummation of the Merger or other transactions contemplated by the Merger Agreement, or otherwise has the effect of making the consummation of the Merger illegal;
•	the Merger Agreement and the Merger must have been approved by the TotipotentRX shareholders and ThermoGenesis stockholders;
•	any governmental authorization or consent required to be obtained under any applicable antitrust or competitive law or regulation (of which the parties believe there are none), or under any other applicable legal requirement, shall have been obtained and remain in full force and effect;
•	the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have been declared effective by the SEC and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;
•	ThermoGenesis and TotipotentRX shall each have the written opinion from ThermoGenesis' counsel to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and
•	ThermoGenesis shares of common stock issuable in connection with the Merger and such other shares required to be reserved for issuance shall have been authorized for listing on the NASDAQ Capital Market.

In addition, the obligation of ThermoGenesis to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	(A) the representations and warranties of TotipotentRX and the Principal Stockholders contained in the Merger Agreement shall have been true and correct as of the (i) date of the Merger Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to be material to TotipotentRX and (ii) shall be true and correct on and as of the closing date, except for those representations and warranties which address matters only as of a particular date, with the same force and effect as if made on and as of the closing date, except in such cases where the failure to be so true and correct would not, in the aggregate, reasonably be material to TotipotentRX and (B) ThermoGenesis shall have received a certificate with respect to the foregoing regarding TotipotentRX signed on behalf of TotipotentRX by Principal Stockholders as officers of TotipotentRX;
•	TotipotentRX and the Principal Stockholders shall have performed or complied in all material respects with all agreements and covenants to be performed or complied with by them, and ThermoGenesis shall have received a certificate with respect to the foregoing regarding;
•	No material adverse effect on TotipotentRX shall have occurred;
•	The employment agreements with the Principal Stockholders shall be in full force and effect;
•	Each of the non-competition agreements shall be in full force and effect;
•	TotipotentRX shall have paid less than $300,000 to satisfy appraisal rights in connection with the Merger involving TotipotentRX and MK Alliance, Inc.; and
•	Holders of no more than two and one half percent of the outstanding shares of TotipotentRX common stock shall have exercised dissenters’ rights.

In addition, the obligation of TotipotentRX to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of ThermoGenesis contained in the Merger Agreement shall have been true and correct as of the (i) date of the Merger Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to be material to ThermoGenesis and (ii) shall be true and correct on and as of the closing date, except for those representations and warranties which address matters only as of a particular date, with the same force and effect as if made on and as of the closing date, except in such cases where the failure to be so true and correct would not, in the aggregate, reasonably be material to ThermoGenesis and (B) TotipotentRX shall have received a certificate with respect to the foregoing regarding;
•	ThermoGenesis shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by ThermoGenesis on or prior to the closing, and TotipotentRX shall have received a certificate to such effect;
•	No material adverse effect on ThermoGenesis shall have occurred from the date of the Merger Agreement;
•	The employment agreements for the Principal Stockholders shall be in full force and effect at the closing;
•	Kenneth L. Harris and the other TotipotentRX nominee shall have been appointed as directors of ThermoGenesis and there shall be no more than seven directors serving on ThermoGenesis’ Board of Directors; and
•	Holders of no more than two and one half percent of the outstanding shares of TotipotentRX common stock shall have exercised dissenters’ rights under applicable law with respect to their shares by virtue of the Merger.

Termination

The Merger Agreement may be terminated at any time before the completion of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

•	by mutual written consent duly authorized by the board of directors of each of ThermoGenesis and TotipotentRX;
•	by ThermoGenesis or TotipotentRX if the Merger has not been consummated by (i) December 15, 2013, provided however, that if the SEC declares the registration statement effective by October 31, 2013, then either party may extend the termination date by an additional 60 days (which both ThermoGenesis and TotipotentRX have agreed to extend by an additional 60 days);
•	by ThermoGenesis or TotipotentRX if a court of competent jurisdiction or any governmental entity having authority with respect thereto has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restricts, restrains, enjoins or otherwise prohibits the Merger;
•	By either ThermoGenesis or TotipotentRX if the Merger shall not have been approved by the ThermoGenesis’ stockholders or by the TotipotentRX’s stockholders at their respective stockholder meetings;
•	By TotipotentRX if (i) the board of directors of ThermoGenesis shall have failed to recommend that ThermoGenesis’ stockholders vote to approve the Merger proposal; (ii) ThermoGenesis shall have failed to include in the proxy statement/prospectus/consent solicitation ThermoGenesis’ recommendation; (iii) ThermoGenesis shall have failed to file the registration statement with the SEC by a specified date; (iv) ThermoGenesis shall have failed to hold its stockholders’ meeting within 60 days after the registration statement is declared effective; (vi) ThermoGenesis shall have entered into any letter of intent or similar document to any acquisition proposal other than a confidentiality agreement; or (v) ThermoGenesis shall have willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement;
•	By ThermoGenesis if (i) the board of directors of TotipotentRX shall have failed to recommend that TotipotentRX’s stockholders vote to approve the Merger; (ii) TotipotentRX shall have failed to include in the proxy statement/prospectus/consent solicitation TotipotentRX board recommendation; (iii) the board of directors of TotipotentRX shall have approved, endorsed or recommended any acquisition proposal; (iv) TotipotentRX shall have entered into any letter of intent or similar document relating to any acquisition proposal other than a confidentiality agreement permitted; or (v) TotipotentRX shall have willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement;

•	By TotipotentRX upon a breach of any representation, warranty, covenant or agreement on the part of ThermoGenesis set forth in the Merger Agreement;
•	By ThermoGenesis upon a breach of any representation, warranty, covenant or agreement on the part of TotipotentRX set forth in the Merger Agreement; and
•	By ThermoGenesis (i) if TotipotentRX GAAP financial statements are not delivered to ThermoGenesis by July 30, 2013; or (ii) if, excluding differences related to non-cash charges for deferred revenue, compensation expenses and the reduction in the value of securities held by TotipotentRX for investment, TotipotentRX audited (A) consolidated net income before interest, taxes, depreciation and amortization (EBITDA) for each of the years ended December 31, 2012 and 2011 is more than $100,000 less than the EBITDA of the TotipotentRX unaudited annual financial statements for the corresponding year, (B) consolidated revenue for the year ended December 31, 2012 is more than $100,000 less than the consolidated revenue as set forth in the TotipotentRX unaudited annual financial statements for such year, (C) shareholders' equity for TotipotentRX and its subsidiaries as of December 31, 2012 is more than $250,000 less than the shareholders' equity for TotipotentRX and its subsidiaries at December 31, 2012 as set forth in the TotipotentRX unaudited annual financial statements, or (D) financial statements are qualified by TotipotentRX's auditors other than a going concern.

On November 8, 2013, ThermoGenesis received a copy of TotipotentRX’s audited financial statements for the years ended December 31, 2012 and 2011.  Upon review of TotipotentRX’s audited financial statements, ThermoGenesis noted that TotipotentRX did not meet the requirements set forth in clauses (ii)(A) and (ii)(B) of the preceding paragraph because TotipotentRX’s EBITDA loss based on its audited financial statements for the year ended December 31, 2012 was greater than TotipotentRX’s EBITDA loss based on its unaudited financial statements for the same year and TotipotentRX’s audited revenue for the year ended December 31, 2012 was less than TotipotentRX’s unaudited revenue for the same year.  Under the terms of the Merger Agreement, ThermoGenesis could terminate the Merger Agreement with TotipotentRX because it failed to deliver its audited GAAP financial statements by July 30, 2013 and can give notice to TotipotentRX within 20 days from the delivery of the TotipotentRX’s audited financial statements that ThermoGenesis wishes to terminate the Merger Agreement because TotipotentRX failed to meet the requirements of clauses (ii)(A) and (ii)(B) of the preceding paragraph.  Notwithstanding the forgoing, ThermoGenesis has waived requirement (i) of the preceding paragraph by letting the 20 day notice period lapse for failure to meet the requirements under (ii)(A) and (ii)(B) of the preceding paragraph and proceed with the Merger.   In coming to its decision, ThermoGenesis believes that the TotipotentRX’s audit adjustments do not negatively affect the underlying value of TotipotentRX since the Merger Agreement was entered into nor does ThermoGenesis believe that TotipotentRX’s financial condition has fundamentally changed due to the audit.  In that regard, ThermoGenesis’ financial diligence objectives were primarily focused on verification of cash balances, strength of revenue sources, and cash expenditure trends.  In addition, ThermoGenesis believes that the overall nature of TotipotentRX’s audit adjustments were non-cash adjustments, recognizing revenue on a deferred basis rather than current, and accrual adjustments to properly state balance sheet accounts and that such adjustments do not materially changed ThermoGenesis’ financial diligence conclusion.

Fees and Expenses

Generally, each party will pay its own fees and expenses incurred in connection with the Merger Agreement, whether or not the Merger is completed.  However, if the Merger Agreement is terminated by (i) mutual consent; (ii) failure to consummate the Merger by December 15, 2013; (iii) a governmental entity that prohibits the Merger; (iv) TotipotentRX’s failure to obtain TotipotentRX stockholder approval; (v) TotipotentRX GAAP financial statements failing to meet certain financial thresholds; (vi) TotipotentRX’s failure to recommend approval of the Merger Agreement; or (vii) TotipotentRX’s breach, then TotipotentRX shall reimburse ThermoGenesis for 50.0% (up to a maximum reimbursement of $150,000) for all fees and expenses paid by ThermoGenesis to third parties for professional accounting services incurred and paid by ThermoGenesis in connection with TotipotentRX’s audit.

If the Merger Agreement is terminated by ThermoGenesis as a result of a breach by TotipotentRX of its covenants or is terminated by ThermoGenesis because (i) the board of directors of TotipotentRX shall have failed to recommend that TotipotentRX’s stockholders vote to approve the Merger; (ii) TotipotentRX shall have failed to include in the proxy statement/prospectus/consent solicitation TotipotentRX board recommendation to approve the Merger; (iii) the board of directors of TotipotentRX shall have approved, endorsed or recommended any acquisition proposal; (iv) TotipotentRX shall have entered into any letter of intent or similar document relating to any acquisition proposal other than a confidentiality agreement permitted; or (v) TotipotentRX shall have willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement or if (i) at any time before the earlier to occur of (A) obtaining the TotipotentRX stockholder vote and (B) termination of the Merger Agreement, an acquisition proposal with respect to TotipotentRX shall have been publicly announced or disclosed or entered into and (ii) within 12 months after the date of termination of the Merger Agreement, TotipotentRX enters into a definitive agreement with respect to an acquisition proposal that is subsequently consummated, TotipotentRX shall pay to ThermoGenesis $500,000.

If the Merger Agreement is terminated by TotipotentRX as a result of a breach by ThermoGenesis of its covenants or is terminated by TotipotentRX because (i) the board of directors of ThermoGenesis shall have failed to recommend that ThermoGenesis’ stockholders vote to approve the Merger proposal; (ii) ThermoGenesis shall have failed to include in the proxy statement/prospectus/consent solicitation ThermoGenesis’ recommendation; (iii) ThermoGenesis shall have failed to file the registration statement with the SEC by a specified date; (iv) ThermoGenesis shall have failed to hold its stockholders’ meeting within 60 days after the registration statement is declared effective; (vi) ThermoGenesis shall have entered into any letter of intent or similar document to any acquisition proposal other than a confidentiality agreement; or (v) ThermoGenesis shall have willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement or if (i) at any time before the earlier to occur of (A) obtaining the ThermoGenesis stockholder vote and (B) termination of the Merger Agreement, an acquisition proposal with respect to ThermoGenesis shall have been publicly announced, disclosed or entered into and (ii) within 12 months after the date of termination of the Merger Agreement, ThermoGenesis enters into a definitive agreement with respect to an acquisition proposal that is subsequently consummated, ThermoGenesis shall pay to TotipotentRX $500,000.

Agreements Related to the Merger Agreement

Stockholder Lock-up Agreements

The Principal Stockholders, in their capacity  as shareholders of TotipotentRX,  have each entered into a stockholder lock-up agreement with ThermoGenesis pursuant to which, among other things, such Principal Stockholders agreed not to transfer their TotipotentRX shares of common stock except pursuant to the Merger or transfers of less than 4.0% of the outstanding common stock of TotipotentRX to other shareholders of TotipotentRX, to enter into a voting agreement or grant voting rights related to their common stock of TotipotentRX and to exercise their dissenters’ rights related to the Merger.  This restriction will lapse upon the consummation of the Merger or its termination. Notwithstanding any provision of the lock-up agreement, the lock-up agreement shall not limit or restrict a Principal Stockholder from acting in such Principal Stockholder’s capacity as a director or officer of TotipotentRX.

In addition, each Principal Stockholder has agreed that until the second anniversary of the consummation of the Merger, such Principal Stockholder will not pledge, sell, sell any option or warrant related to or otherwise transfer or dispose of, directly or indirectly, any ThermoGenesis shares of common stock received in the Merger.  During each of the first and second year of the lock-up agreement, each Principal Stockholder may sell up to 25.0% of the outstanding shares of ThermoGenesis common stock that such Principal Stockholder received in the Merger without restriction.  Further, pursuant to the lock-up agreement, each Principal Stockholder agreed to restrict his shares of ThermoGenesis common stock if requested by the underwriter or placement agent in connection with a ThermoGenesis financing.

As of the date of the Merger Agreement, the Principal Stockholders beneficially owned an aggregate of approximately 300,000 shares of TotipotentRX common stock, representing approximately 74.7% of the outstanding shares of TotipotentRX common stock.

Employment Agreements

Concurrent with entering into the Merger Agreement, ThermoGenesis entered into employment agreements with Mr. Kenneth L. Harris and Mr. Mitchel Sivilotti.

Under the terms of the employment agreement with Mr. Harris, Mr. Harris shall serve as President of ThermoGenesis.  For his services, Mr. Harris will receive a base salary of $280,000 per annum plus a bonus in amount equal to 35.0% of his then base salary based on performance criteria to be determined by Mr. Harris and ThermoGenesis’ chief executive officer.  In addition, Mr. Harris will be granted 50,000 shares of ThermoGenesis restricted stock and six-year options to purchase 100,000 shares of common stock at an exercise price equal to the fair market value as of the Effective Date of the Merger, with such restricted stock and options subject to three year vesting.  Mr. Harris will also be paid a $40,000 relocation bonus to move to the San Francisco-Bay Area.  Mr. Harris will also receive a $1,000 monthly auto allowance and be able to participate in other benefits granted to other employees of ThermoGenesis.  In the event that Mr. Harris’ employment is terminated without cause or Mr. Harris terminates employment for good reason, he shall receive severance equal to 18 months of his then base salary, plus any unpaid bonus.  In addition to the foregoing, Mr. Harris shall be paid an additional six months of his then base salary if he is not re-nominated or not re-elected for a specified period to the ThermoGenesis Board of Directors which shall be deemed good reason for termination of employment.  If Mr. Harris is terminated without cause or Mr. Harris terminates employment for good reason in connection with a change in control, Mr. Harris shall receive severance equal to 18 months of his then base salary, a monthly $2,000 stipend for a specified period, a bonus equal to, in general, 35.0% of his base salary and all unvested restricted stock and options will vest. Finally, if Mr. Harris is no longer an employee of ThermoGenesis other than for good reason, termination without cause or change in control, he shall immediately resign as a member of the ThermoGenesis Board.

Under the terms of the employment agreement with Mr. Sivilotti, Mr. Sivilotti shall serve as Chief Biologist, Senior Vice President of ThermoGenesis.  For his services, Mr. Sivilotti will receive a base salary of $215,000 per annum plus a bonus in amount equal to 35.0% of his then base salary based on performance criteria to be determined by Mr. Sivilotti and ThermoGenesis’ chief executive officer.  In addition, Mr. Sivilotti will be granted 50,000 shares of ThermoGenesis restricted stock and six-year options to purchase 100,000 shares of common stock at an exercise price equal to the fair market value as of the Effective Date of the Merger, with such restricted stock and options subject to three year vesting.  Mr. Sivilotti will also be paid a $40,000 relocation bonus to move to the San Francisco-Bay Area.  Mr. Sivilotti will also receive a $1,000 monthly auto allowance and be able to participate in other benefits granted to other employees of ThermoGenesis.  In the event that Mr. Sivilotti’s employment is terminated without cause or Mr. Sivilotti terminates employment for good reason, he shall receive severance equal to 18 months of his then base salary, plus any unpaid bonus.  If Mr. Sivilotti’s employment is terminated without cause or Mr. Sivilotti terminates employment for good reason in connection with a change in control, Mr. Sivilotti shall receive severance equal to 18 months of his then base salary, a monthly $2,000 stipend for a specified period, a bonus equal to, in general, 35.0% of his base salary and all unvested restricted stock and options will vest.

Messrs. Harris’s and Sivilotti’s employment contracts are subject to consummation of the Merger and will become effective on the Merger Effective Date.

TOTIPOTENTRX’S BUSINESS

Company Overview

TotipotentRX Corporation or TotipotentRX, is focused in the research, development, and commercialization of autologous cell-based therapeutics for use in regenerative medicine.

TotipotentRX Corporation (formerly MK Alliance) is the surviving corporation of a merger whereby TotipotentRX merged with and into MK Alliance, Inc. and MK Alliance changed its name to TotipotentRX.  Through this merger, in addition to its U.S. operation, TotipotentRX has two wholly-owned subsidiaries in Gurgaon, a suburb of New Dehli, India.  Unless otherwise indicated, reference to TotipotentRX includes its predecessors and its subsidiaries. (TotipotentRX Cell Therapy Pvt. Ltd. and TotipotentSC Scientific Product Pvt. Ltd.).

TotipotentRX Strategy

Regenerative Medicine is the future of healthcare and TotipotentRX is focused on commercializing innovative and cost effective ways of treating our aging population.  As we live longer, our dependency on chronic health supportive therapies grows and the resulting long-term economic impact is not sustainable.  Clearly, the ideal treatment options for medicine are curative in nature, and similarly to surgical procedures, only cellular therapy can provide sustainable physiological improvements.  According to the Alliance for Regenerative Medicine, Annual Report 2013, by reducing hospital care, physician and professional services, and nursing/home healthcare through sustainable “curative therapies,” the U.S. could reduce its healthcare costs by up to $250 billion/year.  Allogeneic cell developments introduce unknown levels of safety risk, which may or may not be offset by the potential benefit.  In contrast, autologous therapies bridge this safety gap, though the absolute prerequisite to fulfill treatment efficacy (cell potency), reproducibility, and eventual commercialization requirements have remained challenging until now.  TotipotentRX’s strategy has been to address these gaps through process control-optimization and controlling all high impact variables so the autologous cells (active material) can achieve their endpoint(s).

Today, over $200 million of autologous cell therapy type products are sold around the globe.  TotipotentRX believes that the reason the market isn’t larger isn’t due to a lack of physician and patient interest – it’s the result of an oversimplification and general misunderstanding of the process steps surrounding both scientific (the cell handling and treatment methods) as well as market commercialization (scale up) needs.

TotipotentRX’s strategy is to maximize the cellular treatment benefit by addressing the critical steps necessary for introducing viable functional cells required for each clinical indication.  TotipotentRX manages this process through absolute control of all parameters involved in the cell production and delivery process:

Parameters with major impact on clinical outcomes in cellular therapies:
•	Environmental & chemical exposure (Safety & Efficacy)
•	Equipment & disposable impact (Safety & Efficacy)
•	Cell source and patient specific variabilities (Efficacy)
•	Treatment protocol (critical analysis of each step from collection through delivery) (Safety & Efficacy)
•	Cell Dosage and Purity (Safety & Efficacy)
•	Clinical Trial Design (Safety, Efficacy & Commercialization)

In order to achieve competitive advantages in these parameters, TotipotentRX has created a framework that surrounds and controls the cell therapeutic research, development, and commercialization process through “in-house” clinical laboratory and cell production capabilities, “in-house” clinical trials through our clinical research organization, “in-house” customized medical device development as well as unparalleled access to patients and leading surgeons through long-term partnerships with leading healthcare providers, such as Fortis Healthcare.

TotipotentRX’s Current Business

TotipotentRX is focused on four companion core competencies to serve patients, physicians and partners in the regenerative medicine market space:
•	Therapeutic
•	Contract Clinical Trial Services
•	Cell Manufacturing and Banking
•	Medical Device Development and Commercialization

Therapeutic

TotipotentRX views the combination product as the key to the autologous market.  Through control of a mobile manufacturing process with a disposable single use “pharma manufacturing in a box,” every parameter of the cellular treatment is controlled in the operation theater and/or catheterization lab.  We believe the direct result of a rapid intra-operative process is a marked improvement in cellular safety and a reduction in the loss of potency and thus speaks to the fundamental premise that using our technology with autologous cells equals clinical efficacy.

The chart below (Autologous Clinical Technology) summarizes the salient features of the proprietary bedside manufacturing process (in a kit) in clinical trials by TotipotentRX.  In brief, each specific clinical indication is independently reviewed, studied, engineered, and tested with three main goals: (i) to ensure cell safety, viability, potency for each appropriate application by our clinical research and development team; (ii) to ensure rapid, reproducible (user independent) cell delivery addressing the constraints faced by surgeons conducting surgical treatments on a day to day basis; and (iii) to ensure patient safety.  TotipotentRX believes it is essential to provide assurance of potent cellular product and equally essential to provide a process which can be conducted by surgeons and healthcare professionals with ease, without the risk of operator error, and in a rapid cost effective manner.  Through many years of direct physician and patient exposure we have distilled the elements of our mobile bedside manufacturing technology to the precise therapy specific needs in a easy to use disposable “kit”, ancillary equipment system, and indication specific protocol; each configured and customized to one of our therapeutic candidates.  It is expected this technology system and therapeutic biological will follow the U.S. FDA PMA “combination product” process in the U.S., and be available for use in any operating room (O.R.) for on-label treatments with minimal user training.

The disposable clinical kit, specific to each clinical indication, is designed to provide a customized pre-market approved solution for each of our clinical applications.  The purpose of the kit is to provide a highly controlled, regulated and fully integrated solution to surgeons eliminating any perceived need for additional uncontrolled products/processes during the treatment protocol.  TotipotentRX believes that this complete end-to-end solution is a necessity for both regulatory approval and surgeon adoption.  Not only does this approach address quality control deviations and directly address the FDA’s requirement for combination product quality, but it also provides an ease of use to the physician user by eliminating the need for pre-surgery preparations such as disposable supply chain and/or cold chain cell management.   Each disposable kit contains the four major component categories, which work in concert with the mobile equipment system and in conjunction with the proprietary protocol:

Autologous Clinical Technology Kit Component Categories:
1.  Cell Harvest and Anti-coagulation System
2.  Cell Processing and Formulation System
3.  Cell Diagnostic System
4.  Cell Delivery System

TotipotentRX Proprietary Solution – The Combination Product

Component 1:  In brief, depending on the source and quantity of the cellular material (i.e. bone marrow, peripheral blood, and cord blood), an integrated cell collection system is provided, which is fully validated to the precise cell collection scenario experienced by the physician at the point-of-care.  Using the example of bone marrow source material, TotipotentRX has optimized a proprietary formulation of cell and patient-tested anti-coagulant (an FDA approved polypeptide) designed to minimize adverse effects on the stem cells.  To provide further detail on the unique specification of this, TotipotentRX can provide an overview of the features critical to its anti-coagulant system (a chemical added to bone marrow aspirate to prevent the formation of microthrombae) without inhibiting the chemokine receptor 4 (CXCR4)/stromal cell-derived factor-1 (SDF-1) axis, which plays a crucial role in homing to and engraftment of progenitor cells (1, 2).  The importance of the CXCR4/SDF-1 axis is unambiguous in the arena of regenerative medicine, and chemicals that interfere with this mechanism impact the overall efficacy of the infused cellular product.  Heparins are the most commonly employed anticoagulants for bone marrow aspiration, and are reported to disrupt the pivotal CXCR4/SDF-1 axis (3).   The heparin-treated bone marrow cells become unresponsive due to inhibition of the CXCR4 receptor internalization that further blocks CXCR4 downstream signaling.  In response to this data, TotipotentRX has created a proprietary formulation designed to avoid this cell inactivation mechanism; a major differentiator to our platform.

Component 2:  TotipotentRX’s cell processing and formulation system is designed in exclusive collaboration with ThermoGenesis to integrate “smart” and time-tested medical technology into one of the most critical steps of TotipotentRX’s bedside cell manufacturing system.  This automated computer-aided technology enables a “hands-free” user-independent infrared cellular selection system that defines a unique cell dose in less than 30 minutes.  TotipotentRX refers to this platform as the VXP™ technology as is based on an evolution of the ThermoGenesis AXP™ System, a technology which has been used in processing over 600,000 cellular samples and several thousand human transplants over the past 10 years.  The AXP’s quality record ensures that one of the cornerstones of our process will operate to a clinical commercial standard and is scalable.

Component 3:   In advance of the cell delivery, the importance of cellular diagnostics has, until now, not been adequately addressed at the point-of-care in both the autologous and allogeneic cell therapy arena.  The FDA has underlined this gap in various communications where “No lot of any licensed product shall be released by the manufacturer prior to the completion of tests for conformity with standards applicable to such product.” (21 CFR 610.1), which include tests for potency, sterility, purity, and identity (21 CFR Part 610 B).  These requirements apply to all biological products, including autologous and single patient allogeneic products, where a lot may be defined as a single dose (U.S. FDA Guidance for Industry. Potency Tests for Cellular and Gene Therapy Product CBER, Jan. 2011).  TotipotentRX addresses this requirement through a mobile cell diagnostic platform designed to specifically and rapidly address pre-transplant cell diagnostics.  TotipotentRX’s system, which we anticipate to be part of the combination product, a rapid feedback system provides a clear differentiator that ensures a traceable record of defined cellular doses specific to the clinical application, and in the event of cellular insufficiency, and immediate notification to the surgical team to harvest additional cells thus ensuring each patient is treated with an effective dose.

Component 4:    The cell delivery system is a cell friendly system designed to ensure cells being injected/transplanted into the patient are unchanged by the physics and chemistry of and throughout the delivery device’s lumen and surface coating, including control of the cell product physical inputs, and the location of the target delivery is a highly refined, controlled and measurable process.  Each step is created to minimize potential harm to the cellular product during delivery to the patient’s target organ of interest and can survive to initiate therapeutic benefit.  Though in retrospect TotipotentRX considers this principle of cell-based treatments obvious, many examples of competitive poor delivery dynamics have likely been the cause of poor study results and as a result, TotipotentRX has engaged leading medical technology partners to collaborate with TotipotentRX’s scientific and clinical team on the customized design and integration of cell delivery devices into the TotipotentRX cell manufacturing kit.  Taken together, the Cell Therapy Combination Product Kit (Disposable, Equipment, Diagnostics and Protocol) is a controlled cellular production process under the control of the physician as represented by an example from the TotipotentRX AMIRST study procedure below.

References in this section:

(1)	Takahashi M. (2011) Role of the SDF-1/CXCR4 system in myocardial infarction. Circ. J., 74, 418
(2)	Prokoph S, Chavakis E, Levental KR et al. (2012) Sus- tained delivery of SDF-1a from heparin-based hydrogels to attract circulating pro-angiogenic cells, Biomaterials, 33, 4792
(3)	Seeger FH, Rasper T, Fischer A, Reinholz MM, Hergenrei- der, E, Dimmeler S et al. (2012) Heparin disrupts the CXCR4/SDF-1 axis and impairs the functional capacity of bone marrow-derived mononuclear cells used for cardio- vascular repair, Circ Res., 111, 854

Therapy Candidates:

TotipotentRX's lead therapeutic technology core combination product platform just outlined is TotiCell™ an intraoperative rapid system for harvesting, preparing, testing, and delivering a therapeutic dose of autologous bone marrow derived or peripheral blood derived cells and proteins.  TotipotentRX’s integrated treatment kits (unique to each indication) are designed to comply with the FDA's Combination Product definition and as a result combine a proprietary, effective and safe cell formulation specific to the disease indication with all the required medical devices to harvest, process, quality control and deliver the therapeutic cell dose at the patient's bedside in 60-90 minutes.

The TotiCell platform is currently in various stages of Pilot and Phase 1b trials as a potential treatment for vascular and orthopedic indications.
•	To date TotipotentRX has completed 10 pilot or phase 1b clinical trials, having a net non-dilutive market “cost equivalent” value exceeding $17M.
•	Approximately 600 patients have been treated to date using the TotiCell approach.

The therapeutic candidates of primary focus by TotipotentRX include advancing the development in acute myocardial infarction, critical limb ischemia and orthopedic regeneration spinal fusion and avascular necrosis.  TotipotentRX anticipates receiving regulatory clinical trial approval for advancing to the next stage of clinical trials in each.  Initial safety pilot or Phase 1b (safety & efficacy) studies have been executed in several additional indications (see Therapy Pipeline Chart below), and TotipotentRX anticipates pursuing partnerships in the other indications prior to advancing into Phase II.

Key Target Indications

The company will initially focus on the following three indications:

1)    Acute Myocardial Infarction (AMI):

AMI is a rapid development of myocardial necrosis due to a critical imbalance between oxygen supply and demand to the myocardium (heart muscle) often caused by the occlusion of a coronary artery – commonly known as a heart attack.  Certain patients who suffer an AMI may experience a Left Ventricular Ejection Fraction below 40.0%, and therefore often proceed to suffer from near and medium term ischemic cardiomyopathy, a process leading to chronic heart failure and a high morbidity and mortality rate.  This progression of disease and the management of it is extremely expensive to society, health care payers, and government.  Our treatment intends to limit the deterioration of the patient towards heart failure, and thus having a significant positive benefit to the patient (quality of life and economic contribution) and healthcare payer system (economic contribution).

Cardiovascular disease (CVD) is the number one cause of morbidity and mortality worldwide. An estimated 17.3 million people died from CVDs in 2008, representing 30.0% of all global deaths. Of these deaths, an estimated 7.3 million were due to coronary heart disease.  TotipotentRX’s treatment focuses on patients who have low ejection fractions (<40.0%) three to ten days post AMI, and have a predictably high mortality rate one to five years post infarct.  TotipotentRX estimates the resulting addressable market to be a more than 700,000 patients per annum worldwide with 90,000 to 100,000 patients in the U.S. alone.

Over the past decade, the use of regenerative medicine methodologies for cardiovascular disease, and specifically bone marrow derived progenitor cell therapy for AMI has been tested in more than 35 Phase I and Phase II clinical studies demonstrating overall safety and measurable clinical benefit 12-61 months post treatment as evaluated by improvement of the Left Ventricular Ejection Fraction (LVEF) post AMI.  Delewi, et al, European Heart Journal, Sept 2013, reported in a meta-analysis study the impact of intracoronary bone marrow cells showed a positive 2.55% LVEF improvement in six months or less with a 95.0% confidence interval in 1641 patients comprising 16 randomized controlled trials.

In 2010, TotipotentRX began developing the TotiCell program with the intent of targeting the low LVEF post AMI indication.   This program was named AMIRST (Acute Myocardial Infarction Rapid-Delivery of Stem cell Therapy) and the estimated time to market is 7 years from the commencement of the Phase 1 double blinded randomized controlled clinical study.

In September 2013, TotipotentRX completed a 24 month case study follow-up on a 43 year old, non-diabetic, non-obese, smoker male who presented with symptoms of AMI.  On admission, the AMI was confirmed with electrocardiogram ST elevation and biochemical tests.  The patient was normo-tensive with no family history of ischemic heart disease.  The patient presented with two hours of chest pain with a 2 mm ST segment elevation in the anterior leads.  The patient’s Left Ventricular Ejection Fraction, LVEF, was estimated to be around 35.0 % by bedside 2D ECHO. Primary PCA was performed using a routine technique, and a single drug-eluting stent was deployed in the proximal LAD with TIMI-3 grade flow results.  Post- procedure, the patient’s LVEF remained < 40.0% at the 120 hour point as measured by MuGA and ECHO, which met our inclusion criteria and is predictive of a higher than acceptable one year mortality rate.  The patient was advised that he met the inclusion criteria for a clinical trial program using his own (autologous) bone marrow concentrated progenitor stem cells. The clinical trial is registered with clinicaltrials.gov (NCT01536106) and is approved by the Institutional Ethics Committee (IEC) (IEC Approval # TIEC/2011/32/02). The patient, Primary Investigator and Clinical Investigator concurred, and consent was obtained. On the 6th day post PTCA/stent implant, the patient was transferred to the heart catheterization laboratory, and the AMIRST protocol was completed. The entire procedure was completed within 90 minutes. As a safety study, the patient was followed up for 24 months and evaluated with standard diagnostic metrics. No serious adverse event or re-hospitalization event was reported, demonstrating the safety of this adjuvant treatment. The patient’s LVEF improved from 35.0% at the time of the AMIRST treatment to 60.3% on the 24 month final exam.

TotipotentRX has designed a 30 patient Phase Ib (Safety and Preliminary Efficacy), Randomized Double-Blind, Placebo-Controlled, multi-center study to be conducted at Fortis Escorts Hospital (New Delhi), Fortis Flt. Lt. Rajan Dhall Hospital (New Delhi), and Care Hospital (Hyderabad).   This study is scheduled to commence in the first quarter of calendar 2014 and TotipotentRX anticipates completion within 18 months.

The protocol in brief:
•	Bone marrow is aspirated in all the patients and they may or may not receive the bone marrow for their treatment depending on a blinded random selection process.
•	The aspirated bone marrow enters the TotiCell process – controlled collection, processing, and delivery at a recorded dosage and within 60-90 minutes to each patient selected for the treatment arm. Patients not selected for immediate treatment (placebo arm) will have their cell dose cryopreserved for a potential cross-over study.
•	The manufactured cells are infused through a specialized catheter into the infarct-related artery in the same operative procedure less than 10 days following an AMI), which TotipotentRX believes is the optimum time for cellular intervention immediately following the pro-inflammatory reaction of the body to the ischemic injury.
•	Infusate cells migrate / home to areas of cardiac need in response to controlled ischemic events.

The objective of this Phase 1b is to:
•	Evaluate the safety of intracoronary infusion of our unique composition of autologous bone marrow mononuclear cells utilizing the TotiCell proprietary process for the treatment of patients with acute myocardial infarction (AMI).
•	To measure changes in ventricular hemodynamic, infarct size, viable myocardium and cardiac remodeling following intracoronary of the TotiCell Cellular product.
•	Measure the rehospitalization rate specific to understanding the anticipated positive economics for supporting reimbursement.

2)    Critical Limb Ischemia (CLI):

Inadequate blood flow to the limbs leading to chronic ischemic rest pain, ulcers, or gangrene of the feet, legs or both.  CLI is a serious form of peripheral artery disease (PAD) also often referred to as peripheral vascular disease (PVD), which is caused by atherosclerosis, the hardening and narrowing of the arteries over time due to the buildup of fatty deposits called plaque.

Prevalence of CLI has been increasing in recent years, affecting several million people across the globe.  PAD has been estimated to occur in 10.0-25.0% percent of adults older than 55.  The standard of therapy for severe limb-threatening ischemia is either surgical or endovascular revascularization that aims to improve the blood flow to the affected extremity.  In the absence of revascularization options (up to 40.0% of CLI patients are not candidates for revascularization) or the subsequent failure, of such surgical inventions, such patients with CLI will require amputation within 6 months.  Patients requiring major amputation face a diminished quality of life, an unfavorable life expectancy and extensive resources for their post-amputation rehabilitation and course.  The 1-year amputation-free survival rate for patients diagnosed with CLI is 45.0%; the mortality rate is approximately 25.0% and may be as high as 45.0% in those who have undergone amputation. Management of this end-stage disease process consumes a significant amount of healthcare resources.

TotipotentRX estimates the resulting number of “no-option” CLI patients to exceed 250,000 in the U.S., a large addressable market.

Bone marrow (BM)-derived stem and progenitor cells have been identified as a potential new therapeutic option to induce therapeutic angiogenesis, and have demonstrated positive outcomes in both pre-clinical and early clinical models.  This approach aims at improving the vascularization of the ischemic leg so that perfusion improves sufficiently for wound healing to occur, and at resolving resting pain ultimately allowing limb salvage.

In 2011, in collaboration with ThermoGenesis, TotipotentRX began a 17 patient Phase Ib (Safety and Preliminary Efficacy), single-center open label study at Fortis Escorts Hospital (New Delhi).   The purpose was to demonstrate the safety and efficacy of TotiCell manufactured bone marrow mononuclear cells injected into ischemic tissue of patients with non-reconstructable critical limb ischemia.  The one-year follow-up of this study was concluded in August of 2013 and the results are scheduled to be published in November 2013.  In advance of publishing the final results TotipotentRX provided the market with interim updates which showed that TotipotentRX achieved the primary endpoint of safety and after 12 months 85.7% of the patients had retained their leg and showed measurable improvement in blood flow and pain scores.  This study also served as the proof of principle for our acute myocardial infarction therapy, demonstrating that vasculogenesis was possible in the human subject using TotipotentRX’s combination product.

This program name has been updated to CLIRST (Critical Limb Ischemia Rapid-delivery of Stem cell Therapy) and pending regulatory approval, we will commence the next phase of TotipotentRX’s clinical data collection in the U.S.

The Protocol in brief:

•	Bone marrow is aspirated in all the patients (all subjects treated) in the heart catheterization lab. TotipotentRX only considered “no option” patients for inclusion in response to the requirements of the institutional ethics committee overseeing this study.
•	The aspirated bone marrow enters the TotiCell process – controlled collection, processing, and delivery at a recorded dosage and within 60-90 minutes to each subject selected for the treatment arm.
•	The bedside manufactured cells are injected intra-muscularly into the affected limb in accordance with a grid-based strategy to ensure appropriate cell distribution.
•	Cells migrate / home to areas of vascular need in response to ongoing ischemia in the affected limb.

3)     Orthopedic Repair:

TotipotentRX has two lead candidates in the orthopedics space: (1) Degenerative Disc Disease and (2) Avascular Necrosis.

Degenerative disc disease refers to a condition in which pain is caused from a damaged spine disc. A wide range of symptoms and severity is associated with this condition, and in more than 400,000 patients per year in the U.S. leads to surgical removal of the diseased disc.  Once the disc (vertebral cushion) is removed between two discs, the effected vertebrae are “fused” both mechanically and biologically.  The biological fusion is typically completed by inserting a bone scaffold between the vertebrae, and seeding the scaffold with biologicals (proteins, growth factors and/or stem cells) to induce growth of a solid supportive boney fusion.  Over the past decade the use of recombinant human bone morphogenic protein (BMP) has been used to supercharge the biological growth of the bone implant.  However, recent studies have raised significant safety concerns about the use of this growth factor, and most recently Lad et al (Neurology 2013) reported that the use of rhBMP increases the risk of non-malignant tumors by more than 30.0%.  The current rhBMP U.S. market is believed to exceed $700 million.  In a recent survey of orthopedic physicians asked what they would be replacing BMP should the U.S. FDA take steps to restrict the on-label allowances of rhBMP, more than 31.0% said they would use autologous bone graft with stem cells.

TotipotentRX believes the addressable U.S. market is large, with more than 120,000 procedures per year.

This procedure involves the use of autologous bone marrow stem cells, and as it is a minimally manipulated homologous use of the patients own cells TotipotentRX, upon consultation with the U.S. FDA, anticipates in will seek CBER approval to complete a Phase II/III Investigational Device Exemption (IDE) clinical trial.  If this path is approved, the potential time to market will be considerably shorter than our other product indications.

This program is called the Vertebrae Fusion Rapid Implant Stem cell Therapy (VFIRST).

Avascular necrosis (AVN) is a disease resulting from the temporary or permanent loss of blood supply to the bones. Without blood, the bone tissue dies, and ultimately the bone may collapse. If the process involves the bones near a joint (typically the hip), it often leads to collapse of the joint surface. AVN is also known as osteonecrosis, aseptic necrosis, and ischemic necrosis.

•	The incidence rate of AVN is 1 in 27,200 U.S. adults (approx. 10,000 – 20,000 new cases per year)
•	There are five (5) grades of disease development
o	Grade I (least severe) : painful but difficult to diagnose on MRI
o	Grade II : still asymptomatic but recognizable in MRI
o	Grade III: painful and flattening of femoral head
o	Grade IV: increased pain and collapse of necrotic segment
o	Grade V: cystic changes are seen

We have completed a pilot study (investigator initiated) of 15 subjects having Grade II and II/III AVN of the femoral head.   Our procedure involves the use of autologous bone marrow derived enriched progenitor cells, a allogeneic bone graft in combination with autologous (patient’s own) biologics to enhance cell survival.  The company has filed a patent on both the methods and on a device for calculating the allograft to cell volume ratio.  The company is considering options for seeking fast track status of its AVN therapy in pediatric patients.

In addition to our initial pursuit of the above four indications, we have the following in-human clinical initiatives also underway:

Other Target Diseases and Treatments
Indication	Status
Osteoarthritis	Pilot Phase
Non-Union Fracture	Pilot Complete, Under Review
Chronic Dermal Wounds	Pilot Phase
Ischemic Brain Injury	Under Review

Contract Clinical Trial Services

TotipotentRX has a leading cell therapy CRO team of clinical scientists, physicians, and graduate level scientific associates.  This program emerged as a necessity for conducting cell-based clinical trials as few CRO’s understand the complexities of conducting autologous cellular therapy programs. TotipotentRX combines its expertise in intra-operative medical management, cellular manufacturing, device validation and regulatory affairs to provide complete and seamless cellular drug and device clinical services.  This service is now being marketed to regenerative medicine biotech and academic centers seeking high quality, rapid enrollment, and lower cost clinical trial studies.

TotipotentRX’s full service cellular biological and medical device services include clinical study design, cost effective contract Phase I-II clinical trials, regulatory consultation, physician/surgeon training and support for cellular product potency validation, handling and delivery of the cellular therapy, and fully validated laboratory services for cellular bioanalytics. The services offered ensure patient safety under Good Clinical Practices (GCP), quality laboratory documentation under Good Laboratory Practices (GLP), and quality cell processing and handling under both Good Manufacturing Practices (GMP) and Good Tissue Practices (GTP).

TotipotentRX's scientific and clinical team's comprehension of the complex issues of cellular therapy trials translates into earlier identification of potential problems, hands on decision making, patient and care giver support, physician training and support all leading to superior results. We believe TotipotentRX’s experience in cellular therapy allows us to work smarter, minimize cost, and maximize time efficiencies for TotipotentRX's client trials.

Employee Expertise includes:
•	Project Management
•	Clinical Research Associates for Clinical Support & Monitoring
•	Medical Monitors and Physician Oversight
•	Quality Assurance teams
•	Regulatory Specialists

TotipotentRX’s exclusive partnership with Fortis Healthcare has also lead to unique marketing opportunities where the CRO offering has been strategically planned in cooperation and co-marketing programs are underway.  The first such co-marketing program was launched at the 2012 International Stem Cell Society Meeting in Seattle Washington.  Leveraging Fortis’ experience and traditional clinical trial infrastructure, which includes more than 100 trials underway presently, allowing TotipotentRX to focus on the cell therapy unique requirements without additional overhead.

Cell Manufacturing and Banking

Over the past decade, the use of adult cell tissues such as bone marrow cells, cord blood cells and adipose cells have held great promise for treatments of debilitating diseases such as genetic abnormalities, cancer, cardiovascular disease, neurological injury, and secondary effects of adult onset diabetes. TotipotentRX operates advanced clinical cell manufacturing, processing, testing, and storage facilities compliant with GMP, GTP, and GLP and registered with the U.S. FDA and Indian Drug Control (DCGI).  With our current infrastructure including the GLP laboratory, GMP development and GCP compliant clinical research teams we house an extremely broad set of capabilities available for internal development needs as well as to outside clients.  In exploiting our world-class infrastructure within the Fortis Healthcare network, we provide cell banking (cryopreservation) and cell manufacturing services to both clinical trial clients and patient clients.

Cell Banking

TotipotentRX operates a premium private cord blood and tissue banking service within the Fortis Healthcare system.  As a contractual component of TotipotentRX’s services to Fortis, the NovaCord™ brand was created and deployed at five Fortis Hospitals across New Delhi as well as other Fortis locations in the surrounding regions. The GMP facility is marketed through traditional and telesales teams to pregnant mothers planning to deliver their babies at Fortis Hospitals pan-India.

To support the cryogenic storage requirements of the cord blood industry as well as clinical trial clients, TotipotentRX operates a state-of-the-art cryopreservation facility fully equipped with semi-automated controlled rate freezing and stem cell sample long term storage containment dewars as well as a patient sample bank for quality control purposes. TotipotentRX has implemented robust standard operating procedures (SOPs), quality processes, and in-house diagnostic testing to ensure every sample has full traceability, and the facility is licensed by the state and national drug control departments and certified by the British Standards Institute for ISO 9001, GMP, GCP, and GLP.

Cell Manufacturing

TotipotentRX offers cGMP-compliant cell therapy manufacturing through its ISO Class 7 (Class 10,000) clean room infrastructure meeting U.S. and international requirements.  We have experience with multiple platforms of closed-system processing and can adapt to the specific cell culturing strategy of our client.  At request, we can also employ our medical device assets to provide customized disposable systems specific to the unique needs of an individual project.

A testament to TotipotentRX cell therapy service capabilities, in August 2013, in collaboration with the Fortis Memorial Research Institute, TotipotentRX announced the successful launch of its pediatric bone marrow transplant program at the Fortis-TotiRX Centre for Cellular Medicine in New Delhi, India. The new program achieved its first 100-day survival milestone following an allogeneic bone marrow engraftment in a pediatric patient with aplastic anemia. The successful transplant was performed through the use of our cell manufacturing and cryopreservation facilities and has paved the way for the expansion of the bone marrow transplant program at Fortis, a much needed service in the region.

Medical Device Development and Commercialization

TotipotentRX currently operates a medical device assembly and supply business at its Gurgaon (New Delhi N.C.R.) facility in India.  This facility was designed to house the organizations sales and operations departments, which cater specifically to the design, assembly and supply of medical devices and kits to the regenerative medicine market, primarily private cord blood banks.  This business segment can be divided into two distinct groups:

1.      Device Manufacturing

TotipotentRX’s device assembly facility is ISO 13485 certified (British Standards Institute) and has manufacturing clean room infrastructure validated to ISO Class 7 to meet the requirements of European CE marking and U.S. FDA 510(k) for sterile disposable assembly and sterile liquid filling applications.  This facility has the capability to assemble regulated product disposables and medical convenience kits.  This flexibility allows a unique position to provide rapid, low cost, customized products to the regenerative medicine disposables market.

To support the sales and distribution department the operations group is comprised of the following specialized departments to ensure our customer base is supplied with high quality products:
•	Finance & Accounts
•	Regulatory (product registrations, dossier creation and updates, facility registrations)
•	Quality Assurance (quality management, product occurrence tracking and vigilance systems)
•	Logistics & Supply Chain
•	Engineering (Product Design and advanced engineering support)
•	Production
•	Warehouse (controlled raw material and finished product storage)

2.    Medical Device Sales and Distribution

TotipotentRX markets a growing product line of consumables under the “TotipotentSC” brand.  These products are currently sold to the South Asian and European cord blood bank markets for use in umbilical cord blood collection, processing, and cryopreservation as well as transport of umbilical cord tissue.

Cord Blood Banking disposables are either:
•	Manufactured / assembled in-house
•	Sourced through long-term strategic private label agreements
•	Distributed in collaboration with specialized suppliers

TotipotentRX primary customers are private (or public) cord blood banks, which provide an offering to pregnant parents to collect and store their cord blood.  These products are sold for single use applications in the GMP laboratory of cord blood banks.  Product sales are generally smooth as a business-to-business sale based on annual or multi-year purchase contracts with defined pricing and delivery periods.

Major Products

Description	Market	Distribution / TotiSC Brand	Regulatory Approval	Sales Territory
Collection Bag	Cord Blood	Distribution	CE, DCGI	Global (outside U.S.)
Manual Processing Set	Cord Blood	TotiSC Brand	CE, DCGI	Global (outside U.S. & EU)
Manual Processing Set	Cord Blood	Distribution	CE, U.S. FDA, DCGI	India and South Asia
Cord Blood Stem Cell Freezing Bags	Cord Blood	TotiSC Brand	CE, DCGI	Global (outside U.S. & EU)
Stem Cell Freezing Bags	Regen. Med.	TotiSC Brand	CE, DCGI	Global (outside U.S.)
Cryo Overwraps Bags	Cord Blood	TotiSC Brand	N/A	Global
Bone Marrow Processing	Regen Med.	Distribution	CE, U.S. FDA	India and South Asia
Cord Blood Collection Kits	Cord Blood	TotiSC Brand	Convenience Kit (not required)	Global
GMP Cell Expansion Reagents	Regen. Med.	Distribution	N/A	India

Government Regulations

The development, clinical trials, and marketing of our cell therapy products are subject to the laws and regulations of the U.S. (FDA), European Union (EMEA) and other countries including India as projected in TotipotentRX’s commercial sales strategy.  TotipotentRX’s belief is that its clinical approach represents a moderately low regulatory and patient risk due to the following characteristics of its products:

1.    Autologous cell source
2.    Cells are non-manipulated (or minimally manipulated)
3.    Homologous (orthopedic indications) and Non-Homologous (vascular indications)

In accordance with historical regulatory publications, rules, and decisions, we assess our regulatory risk to be lower than our competitors.  TotipotentRX ranks the risk profile of its clinical candidates in order of highest to lowest risk as AMI, CLI and Spinal Fusion or Avascular Necrosis, respectively. Moreover, relative to TotipotentRX’s competition, it believes that it has a meaningful reduction in time to market where in spite of positive trial outcomes, these competitors’ allogeneic risks remain unknown and may require additional years (and comparatively larger patient populations) in the pivotal studies to conclusively demonstrate the absence of adverse or unpredicted results.

The trials TotipotentRX conducts in India are all compliant with the applicable Indian Council for Medical Research, and Ministry of Health Order No. V.25011/375/2010-HR rules specific to oversight and rulemaking related to stem cell research and therapy in addition to requisite institutional ethics board and institutional stem cell committee approvals.  Both the U.S. and E.U. regulatory agencies are experienced with accepting Indian clinical trial data(1)(2).  The U.S. Food and Drug Administration issued a Final Rule in October 2008 revising §21 CFR 312.120(a) and further clarifying their position in a Guidance Document in March 2012, where they will accept as support for a U.S. Investigational New Drug (IND) or application for marketing approval a well-designed and well-conducted foreign clinical study not conducted under a U.S. IND if the study is conducted in accordance with Good Clinical Practices (GCP) and where the sponsor is able to validate the data from the study through an onsite inspection by FDA if necessary. GCP includes review and approval by an IEC before initiating a study, continuing review of an ongoing study by an IEC, and obtaining and documenting the freely given informed consent of the subject before initiating a study.

India has become a major region for conducting clinical studies of equivalent quality and regulatory stringency to the U.S.(3), with the advantage of recognizing a significant savings in clinical costs, accessing many more patients, and enrolling patients faster.  Nevertheless, we understand the necessity to conduct multi-centered trials and aim, in all cases, to select sites in countries, which are on TotipotentRX’s commercialization roadmap.  TotipotentRX anticipates doing all pilot and Phase I trials in our economically advantageous CRO in India, and then moving onto market/region specific multi-center trials in Phases 2 & 3.
__________________________
(1)	Fortis Escorts has completed two U.S. FDA approved cellular therapy CLI studies for competitors prior to initiating the TotipotentRX-ThermoGenesis study.
(2)	Foreign clinical trials conducted in India exceeded $2.5 billion.
(3)	Fortis Healthcare currently serves as a clinical trial facility for more than 100 U.S. or EMEA IND/IDE multi-site clinical trials per annum, demonstrating their proficiency and acceptable Good Clinical Practices as required by the U.S. FDA.

TotipotentRX’s regulatory plan focuses on obtaining pre-market approval (PMA) from the FDA or the equivalent via the EMEA and national authorities in Europe as well as other national territories. Therefore, TotipotentRX has designed and anticipates that our studies comply with the guidelines of these regulatory authorities per the Combination Products as defined by the U.S. FDA.

Competition

The field of cell therapy development is competitive.  There are a number of companies that are developing stem cell-based therapies for cardiovascular and/or orthopedic indications, including, but not limited to MesoBlast, Ltd., Osiris Therapeutics, Inc., Baxter International, Inc., Athersys, Ltd., Neostem, Inc., Aastrom Biosciences, Inc., Cytori Therapeutics, Inc., Cytomedix, Inc., Pluristem Therapeutics Inc., and Bioheart, Inc.  These companies are utilizing a number of different cellular approaches in pursuit of commercially successful therapeutics.  TotipotentRX’s competitors employ either autologous or allogeneic-based development programs with cells from three main sources: bone marrow derived cells, fat derived cells, and peripheral blood or cord blood/tissue cells.

To our knowledge, TotipotentRX is the only company providing point-of-care fully integrated autologous combination products.

TotipotentRX’s sees the following main advantages to its approach:

Autologous vs. Allogeneic.   TotipotentRX employs an autologous cell source (donor and recipient are the same person) to all of its therapeutic candidates) therefore having an inherently lower safety risk profile with respect to transplantation related toxicity, cell durability, and the potential need for immunosuppressive drugs.  Allogeneic sources (that is where the donor and recipient are different persons) face a series of technical limitations that we believe will likely impact their clinical value through both an increased risk of treatment success (therapeutic efficacy from a single cell source), potential immunogenicity and the risk of extensive (and expensive) reviews and potential delays by regulatory authorities for safety concerns.

TotiCell is Minimally Manipulated.  The majority of TotipotentRX’s competitors employ one or more cell manipulation techniques in order to manufacture their final cell product.  The listing of these techniques would be exhaustive, however, we can attempt to summarize these to the following: (i) exposure to chemical agents (i.e. for cell isolation/purification), (ii) cell expansion (ex vivo laboratory-based culturing to achieve necessary cell quantities), (iii) cryopreservation (maintenance of cell stock for “off the shelf” supply for patient treatment) and (iv) transport (between multiple laboratory-based devices and through the hands of many different human technicians at collection sites, within laboratory environments and when transporting between geographical locations).  Of note, the U.S. National Institutes of Health “NIH” released a critical study in May 2011 showing expanded mesenchymal stem cells (MSCs) experience unacceptable genetic changes after 2 expansion cycles (Campasi et al, ISCT Annual Meeting, Rotterdam, 2011).  To achieve a therapeutic dose, one typically needs to carryout 4-6 expansion cycles. Therefore, this “cell-in-a-bottle” concept appears to have considerably more risk than originally believed.  Additionally, Galipeau et al published a landmark paper in 2012 demonstrating that cryopreserved MSCs display a loss of immunosuppression (their main benefit) compared to fresh MSC cells - thus, cryopreserved “cells in a bottle” may have challenges meeting their primary efficacy endpoints without some additional process steps immediately prior to injection to overcome the negative impact of the heat shock protein up regulation due to cryopreservation.  These two stability concerns demonstrate challenges that allogeneic cells face in gaining regulatory approval in any conditions which are non-life threatening (no-option).  TotipotentRX believes even under the most stringent controls these manipulation steps may have a functional impact on cells, a manifestation that could present itself early in the development path or later after extensive clinical trial investment.  Our approach has been to eliminate as many variables and handling steps as possible in producing the cellular product through rapid (60min) intraoperative automation assisted bedside protocols.  By providing fresh cells that have only been subjected to short-term ex vivo exposure TotipotentRX believes it maximizes the potency while minimizing the complexity (risk) of the cell treatment process.

Bone Marrow As A Cell Source.  Bone marrow has long been studied and has repeatedly demonstrated its direct involvement in the regenerative process in humans and animals.  Though initially associated only with hematopoiesis (creation and maintenance of the blood system), bone marrow has been shown not only to contain and produce vascular and bone progenitor cells (endothelial, osteoblasts, mesenchymal cells) but also actively release these cells from the bone marrow interior into the blood stream in response to acute injuries such as a cardiovascular ischemic event.  This natural healing process provides a highly logical approach to exploit and to build a therapeutic platform as designed by TotipotentRX in the TotiCell technology.

Experienced Cell Therapy Development Company.  TotipotentRX has been developing point of care cell therapies for over six years and as a result we believe our experience in testing and commercializing combination products (devices/biologic therapeutics) and translating protocols into a point of care environment is unmatched in this space.  TotipotentRX believes it is likely the only company providing a front to back systemized process from collection of the cells to controlled delivery with time tested medical device technologies - all with extreme attention to the surgeon’s requirements and today’s evolving surgical environment.

TotipotentRX’s approach maximizes simplicity to avoid the inherent pitfalls of complex product systems; use the body’s own cells and cellular factors in a therapeutically viable dose without significant manipulation and delivers them to the required target in minutes versus days or weeks.  With this approach TotipotentRX believes it is optimally positioned in the market to provide large patient populations access to safe, effective and economically curative treatments.

Collaborations

TotipotentRX applies great value to effective partnerships; both for clinical development and corporate commercial goals, often these are combined for the collective benefit of all stakeholders.  A testament to this are ongoing collaborations with many orthopedic and vascular surgeons, and interventional cardiologists through TotipotentRX’s global reach.  Though TotipotentRX cannot provide a complete list of its dedicated collaborators TotipotentRX can name those involved in projects that have graduated to the next level of clinical development:

(1)	Prof. (Dr.) Sheila Kar, M.D. Dr. Kar is the past Chief of Cardiology at Cedars Sinai Medical Center in Los Angeles, and Assistant Clinical Professor of Medicine at the University of California, Los Angeles. Project Involvement: AMI Study.
(2)	Dr. Ashok Seth, M.D. Dr. Seth is currently the Chairman and Head of Cardiology at Fortis Escorts in New Delhi. Dr. Seth has contributed extensively to the growth, development and scientific progress of Cardiology especially Interventional Cardiology in India and across the world. Project Involvement: AMI / CLI Studies.
(3)	Dr. Harsha Hegde, M.B.B.S., M.S., Dr. Hegde, previously the Head of Orthopedics for the Fortis Hospital Group in New Delhi, and presently Director of Orthopedics at Nova Healthcare (a Goldman Sachs backed Indian hospital chain). Dr. Hedge is ranked as one of the top five spinal surgeons in Asia, and currently leads the orthopedic stem cell program with TotipotentRX. Project involvement: Spinal Fusion.

In response to TotipotentRX’s clinical translation and commercialization interests, in 2010, TotipotentRX signed a five (5) plus a one (1) year extension exclusive partnership with Fortis Healthcare Limited, the largest hospital and clinical conglomerate in Asia.  In essence, TotipotentRX’s corporate partnership with Fortis provides it with access to the following unparalleled market advantages:

1.            World Class Facilities and Equipment
•	Daily exposure to the administrative and working structure within the healthcare network provides meaningful intelligence on product and service design in order to exceed the expectation of the clinical customers, patients, regulators and payer companies by providing solutions which speak to a completely optimized economically delivered cell treatment approach.
•	Fortis Healthcare also prides itself on staying at the forefront of medical technologies, where TotipotentRX is given access to the latest diagnostic and imaging systems, a necessity for high quality clinical data collection.
•	Fortis Healthcare is an accredited clinical research organization, with its centralized ethics oversight committee approved by the Indian Drugs Controller General. Additionally, its Escorts operations which houses the central ethics oversight committee holds accreditation from the Joint Commission International, the accrediting body for hospitals in the U.S. and abroad. Currently, Fortis participates in more than 100 international clinical trials.

2.            Access to Patients and Internationally Trained Physicians
•	72 Hospitals (6 countries), 10,000 inpatient beds comprising a hospital group twice the size as Kaiser Permanente, with access to economic, clinical, and epidemiological statistics from a database built on 15,000 patients entering Fortis’ facilities every day.
•	Diverse and numerous patient populations meeting our study inclusion requirements thus reducing trial related risks particularly with patient selection and adequate enrollment within aggressive timelines.
•	The Fortis Hospital brand attracts world class internationally trained and recognized physicians, a critical component of our clinical strategy.
3.                   Hospital Embedded Contract Research Organization.
•	TotipotentRX’s in-house CRO, benefits from the facilities, technology, patient and physician access in this exclusive relationship with Fortis Healthcare. The combined benefit of this unique advantage is highly controlled studies produced more quickly and economically than TotipotentRX’s competitors.

In addition to physician and hospital-focused partnerships, TotipotentRX has also invested heavily into the essential devices integral to our combination products.  Though several of these partnerships remain confidential they are built upon gaining the unique positioning for the following:

1.	The requirement for unique, proprietary and portable device technology critical to the production of rapid cellular transplants. Our mobile manufacturing requires unique instruments, disposable devices and reagents from collection through patient delivery.
2.	The requirement for rapid commercialization (therapeutic market access). TotipotentRX recognizes the regulatory, market penetration and competitive challenges in the industry and has taken definitive steps which mitigate our risks by utilizing partnerships having particular expertise in their technology area.

Research and Development

TotipotentRX’s current technology has been in development since 2009 through low cost investigator-initiated, or TotipotentRX sponsored, or co-sponsored studies with corporate partners such as ThermoGenesis.  By leveraging these development models we have achieved our clinical data generation goals by conducting trials in lower cost world class facilities with a direct investment exceeding $2 million. We estimated this approach has saved our company and shareholders an estimated $12 million to date (due to our in-house CRO and the intelligent use of our foreign facilities and partnerships) as compared to a similar clinical investment funded in the U.S.  During this period, having completed ten pilot/phase 1 studies, TotipotentRX has selected 3 indications for immediate investment including AMI, CLI, and Bone Regeneration in either spinal fusion or avascular necrosis as previously detailed in the therapeutic candidates section above.  Upon commencement of the next round of clinical studies, TotipotentRX will be assessing its capacity to expand beyond its current targets by considering Phase 1b trials in ischemic stroke, non-healing dermal ulcers and osteoarthritis.

Infrastructure, Licenses & Certifications

Collectively, TotipotentRX currently operates four global locations, three in India and one in Los Angeles, California.  In India, TotipotentRX has designed and built two specialized facilities specifically catering to the needs of the cell therapy market and a third facility housing administrative activities for the Asia region.  In total, the facilities in India cover approximately 12,000 square feet of space.

TotipotentRX Centre for Cellular Medicine (Fortis Collaboration) is located within the newly opened Fortis Memorial Research Institute (FMRI), which is the flagship hospital of Fortis Healthcare, a group comprised of more than 72 primary and tertiary care facilities.  TotipotentRX is located within the Oncology wing of FMRI and enjoys exclusive rights in providing all cellular therapies/services through this collaboration.  TotipotentRX’s unique facility (details below) was designed to maximize our ability to advance our stem cell clinical development goals as well as provide immediate commercial services to the Fortis Healthcare network.

Cellular Medicine Facility

Location: Gurgaon (New Delhi N.C.R.), India inside FMRI
Major Certifications/Registrations:  U.S. FDA Registered; GLP/GMP/GCP and ISO 9001 Certified from the British Standards Institute (BSI); Cord Blood Banking License from the Drug Controller of India
1.	Class 10,000 Cell Manufacturing & Cell Expansion Suites
2.	Dedicated Cord Blood & Tissue Banking Suites
3.	Clinical Diagnostic, Research Analytical Instrumentation, and Cryopreservation Facilities
4.	Contract Research Organization
5.	Research & Development Laboratory

Located within 5 miles of our Cellular Medicine Facility TotipotentRX leases a property custom designed by TotipotentRX to house capabilities for proprietary medical device design and GMP production.  Understanding the unique needs of the regenerative medicine market, we believe that the ability to create customized kits and device solutions “in-house” is a necessity to support our internal clinical goals as well as support a growing market.

Device Manufacturing Facility

Location: Gurgaon (New Delhi N.C.R.), India
Major Certifications: ISO 13485 (BSI)
1.	Class 10,000 Clean Rooms and requisite functional facilities for quality, regulatory, manufacturing, logistics etc.
2.	Sterile Product Capabilities: Non-Drug Liquid Filling and Medical Device Assembly/Tailing
3.	Non-Sterile Capabilities: Medical Convenience Kit production

Intellectual Property

TotipotentRX believes that patent protection is important for products and methods to maintain a proprietary position.  In the U.S., TotipotentRX currently has four provisional patents pending (submitted to the USPTO) and two additional methods (in patent drafting mode) to protect the methods and or designs of products, which TotipotentRX intends to market.  In addition, TotipotentRX has service marks for certain products and services.

Intellectual Property Summary (Patent and Publication List)
1.	Sanghi, V, et al. (2013) Clinical Case Report: Safety Study of Autologous Bone Marrow Concentrate Enriched in Progenitor Cells (BMCEPC) as an Adjuvant in the Treatment of Acute Myocardial Infarction (Manuscript under preparation)
2.	Bukhari S, et al. (2013) Safety and Efficacy of Autologous Bone Marrow Mononuclear Cells in Patients With Severe Critical Limb Ischemia (Manuscript under preparation)
3.	Ponemone V, et al. (2012) Intrathecal administration of autologous bone marrow cells with 10.0% hematocrit – RBCs are clinically safe, Annual ISCT Meeting, Poster 116, Seattle, WA
4.	Ponemone V, et al. (2012) Autologous bone marrow derived stem cell graft facilitates remodeling of non union fractures, Annual ISCT Meeting, Poster 191, Seattle, W A

Pending Patent Portfolio
1.	61/751846 – A rapid method for the aspiration, processing, testing and infusion of autologous bone-marrow derived stem cells as an adjuvant therapy for the treatment of ischemic disorders
2.	61/762684 – A method for treating avascular necrosis (AVN) using autologous cellular products
3.	61/762730 – Autologous platelet product for the treatment of Osteoarthritis (OA)
4.	61/762946 – Leak proof medical tissue transport device for cellular therapy

Employees

As of November 30, 2013, TotipotentRX had 46 employees, 14 of whom were engaged in manufacturing, providing cell-based services, procurement and quality control, 9 in research and new product development, and 23 in sales, marketing and administration.  None of its employees are represented by a collective bargaining agreement, nor has it experienced any work stoppage.

Facilities

Collectively, TotipotentRX currently operates four global locations, three in India and one in Los Angeles, California.  In India, TotipotentRX has designed and built two specialized facilities specifically catering to the needs of the cell therapy market and a third facility housing administrative activities for the Asia region.  In total, the facilities in India cover approximately 12,000 square feet of space.

Legal Proceedings

TotipotentRX is not a party to nor is any of its property subject to any pending legal proceedings. In the normal course of operations, TotipotentRX may have disagreements or disputes with employees, vendors or customers.  These disputes are seen by TotipotentRX’s management as a normal part of business, and there are no currently pending actions or threatened actions that management believes would have a significant material impact on TotipotentRX’s financial position.

Market for TotipotentRX’s Common Stock and Dividend Matters

TotipotentRX’s common stock is not traded on any exchange or quoted on any automated quotation system.  As of November 30, 2013, there were approximately 12 stockholders of record.  TotipotentRX has not paid cash dividends on its common stock.

TOTIPOTENTRX MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN STATEMENTS CONTAINED IN THIS SECTION AND OTHER PARTS OF THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES.  TOTIPOTENTRX’S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE PROJECTED RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS.  FACTORS THAT MIGHT AFFECT ACTUAL RESULTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE “RISK FACTORS” AND OTHER FACTORS.

The following discussion should be read in conjunction with TotipotentRX’s consolidated financial statements contained in this proxy statement/prospectus/consent solicitation.

Overview

TotipotentRX Corporation is engaged in the research, development, and commercialization of cell-based services, therapeutics and devices for use in regenerative medicine. TotipotentRX is focused on four companion competencies to serve patients, physicians and partners: Therapeutic, Contract Clinical Trial Services, Cell Manufacturing and Banking and Medical Device Development and Commercialization. TotipotentRX sells medical devices and equipment for collection, transportation, and processing of cord blood, cord tissue, bone marrow, and peripheral blood; reagents for culturing and assaying stem cells; and services to hospital and surgeons for processing autologous cellular therapies at the point of care.

On July 2, 2013, TotipotentRX merged with and into MK Alliance which existed as the surviving company and subsequently changed its name to TotipotentRX. Prior to the merger, TotipotentRX was a 77.0% owned subsidiary of MK Alliance.

Research and Development Activities

Over the last five years TotipotentRX has invested approximately $2,000,000 in research and development activities associated with conducting clinical trials and introducing new products in the regenerative medicine market.  In addition to research and development costs of $197,000 disclosed in Footnote 1 of the Financial Statements of TotipotentRX TotipotentRX also incurred other costs associated with conducting clinical trials including capital expenditures and executive time to design and manage clinical trials.

Critical Accounting Policies

TotipotentRX’s discussion and analysis of its financial condition and results of operations are based upon TotipotentRX’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S.  The preparation of these consolidated financial statements requires TotipotentRX to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  TotipotentRX bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

TotipotentRX believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenues from the sale of TotipotentRX’s products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.  Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

Revenue arrangements with multiple deliverables are divided into units of accounting if certain criteria are met, including whether the delivered item(s) has value to the customer on a stand-alone basis.  Revenue for each unit of accounting is recognized as the unit of accounting is delivered.  Arrangement consideration is allocated to each unit of accounting based upon the relative fair value determined from third-party evidence of the separate units of accounting. TotipotentRX accounts for collection, processing and testing of the umbilical cord blood and the storage as separate units of accounting.  Revenue generated from storage contracts is deferred and recorded ratably over the life of the agreement, up to 21 years.

Shipping and handling fees billed to customers are included in net revenues, while the related costs are included in cost of goods sold.

Inventory Reserves

TotipotentRX states inventories at lower of cost or market value determined on a first-in, first-out basis.  TotipotentRX provides inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, which it includes as a component of cost of revenues.  Additionally, TotipotentRX provides reserves for excess and slow-moving inventory on hand that are not expected to be sold to reduce the carrying amount of slow-moving inventory to its estimated net realizable value.  The reserves are based upon estimates about future demand from our customers and distributors and market conditions.  Because some of TotipotentRX products are highly dependent on current customer use and validation, and completion of regulatory and field trials, there is a risk that we will forecast incorrectly and purchase or produce excess inventories.  As a result, actual demand may differ from forecasts and TotipotentRX may be required to record additional inventory reserves that could adversely impact the gross margins.  Conversely, favorable changes in demand could result in higher gross margins when products previously reserved are sold.

Allowance for Doubtful Accounts

TotipotentRX evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors.  TotipotentRX writes off uncollectible accounts receivable based upon specific criteria, including when internal and/or external efforts to collect the amounts are unsuccessful, whether a customer has accounts past due over a specified period of time, and whether a customer has filed for or has been placed in bankruptcy.  Allowances are recorded for all other receivables based on analysis of historical trends of write-offs and recoveries.  In addition, in circumstances where we are aware of a specific customer’s inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected.  TotipotentRX’s judgment is required as to the impact of certain of these items and other factors as to ultimate realization of our accounts receivable.  If the financial condition of TotipotentRX’s customers were to deteriorate, additional allowances may be required.
Stock-Based Compensation

TotipotentRX measures compensation expense for all share-based awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. TotipotentRX uses the Black-Scholes option-pricing model to determine the fair-value for awards and recognizes compensation expense on a straight-line basis over the awards’ vesting periods.  Management has determined the Black-Scholes fair value of stock option awards and related share-based compensation expense with the assistance of third-party valuation specialists.  Determining the fair value of stock options at the grant date requires the use of highly subjective assumptions, including the expected term of the option and the expected volatility of TotipotentRX’s stock price. The determination of the grant date fair value of options using an option-pricing model is affected by TotipotentRX’s estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. In valuing the options, management makes assumptions about risk-free interest rates, dividend yields, volatility, and weighted-average expected lives, of the options.

Risk-free rate. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

Expected dividend yields. Expected dividend yields are based on TotipotentRX’s historical dividend payments, which have been zero to date.

Volatility. Absent a public market for its shares, TotipotentRX estimated volatility of its share price based on the volatilities of industry peers in the regenerative medicine space in which TotipotentRX operates.

Expected term. TotipotentRX estimates the weighted-average expected life of options as the average of the vesting option schedule and the term of the award, which is known as the simplified method, since, due to the limited period of time share-based awards have been exercisable, TotipotentRX does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Forfeiture rate. As the majority of the stock options granted were immediately vested, a 0% forfeiture rate was used.

Income Taxes

TotipotentRX accounts for income taxes using the asset and liability method, under which it recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss and tax credit carryforwards. Tax positions that meet a more-likely-than-not recognition threshold are recognized in the first reporting period that it becomes more-likely-than-not such tax position will be sustained upon examination. TotipotentRX records potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

As a multinational corporation, TotipotentRX is subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from TotipotentRX’s estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets when, in the judgment of management, it is more likely than not that all of or part of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including recent financial performance, scheduled reversals of temporary differences, projected future taxable income, availability of taxable income in carryback periods and tax planning strategies. Based on a review of such information, TotipotentRX believes that insufficient positive evidence exists to support that it will more likely than not be able to realize the majority of its foreign and U.S. federal and state deferred tax assets. Therefore, TotipotentRX has recorded a valuation allowance against its deferred tax assets to the extent that they are not expected to be recoverable against taxes previously paid in available carryback periods.

Results of Operations

The following is management’s discussion and analysis of certain significant factors which have affected TotipotentRX’s financial condition and results of operations during the periods included in the accompanying consolidated financial statements.

Results of Operations for the Nine Months ended September 30, 2013 as Compared to the Nine Months ended September 30, 2012

Net Revenues
Net revenues for the nine months ended September 30, 2013 were $1,130,000 compared to $791,000 for the nine months year ended September 30, 2012, an increase of $339,000 or 43%.  The increase is primarily due a large cord blood banking customer that resumed placing regular orders in late calendar 2012, new cord blood banking customers and growth in the Company’s own cord blood banking program of $333,000.

Gross Profit
Gross profit was $301,000 or 27% of revenues for the nine months ended September 30, 2013, as compared to $275,000 or 35% of revenues for the nine months ended September 30, 2012.  The increase in gross profit of $26,000 or 9% was primarily the result of increased revenue, partially offset by a change in the mix of products and services sold and an increase in contractual expenses associated with the Company’s own cord blood banking program.  The decrease in the gross profit margin is due to an increase in cord blood banking revenues which have a lower gross profit margin than point of care revenues.

Selling, General and Administrative
Selling, general and administrative expenses were $1,146,000 for the nine months ended September 30, 2013 compared to $859,000 for the nine months ended September 30, 2012, an increase of $287,000 or 33%.  The increase is primarily the result of costs associated with the pending merger of ThermoGenesis and TotipotentRX of $247,000 and an increase in selling expenses of $47,000 relating to the Company’s own cord blood banking program.

Depreciation
Depreciation expense was $34,000 for the nine months ended September 30, 2013, which is comparable the nine months ended September 30, 2012.

Interest and Other Income (Expense)
Interest and other income (expense), net, was ($12,000) for the nine months ended September 30, 2013, which is comparable to the nine months ended September 30, 2012.

Adjusted EBITDA
Adjusted EBITDA was $806,000 loss for the nine months ended September 30, 2013, as compared to $551,000 loss for the nine months ended September 30, 2012, an increase in the loss of $255,000 or 46%.  The increase is primarily the result of an increase in the operating loss of $264,000, partially offset by an increase in depreciation of $9,000.

Provision for Income Taxes
Provisions for income taxes were zero for the nine months ended September 30, 2013, as compared to $37,000 for the nine months ended September 30, 2012.  The decrease is the result of having no taxable income for the nine months ended September 30, 2013.

Liquidity and Capital Resources
At September 30, 2013, the company’s cash and cash equivalents balance was $509,000 and working capital of $44,000.  This compares to cash and cash equivalents balance of $1,035,000 and working capital of $809,000 at December 31, 2012.

Net cash used in operating activities for the nine months ended September 30, 2013 was $491,000 primarily due to the net loss of $891,000, offset by depreciation of $72,000, an increase in accounts payable of $348,000 and an increase in deferred revenue of $106,000.

Cash flows from investing activities include capital expenditures of $12,000.

Cash flows from investing activities include a new note payable of $34,000, partially offset by payments on the note payable of $4,000.

TotipotentRX believes that it has sufficient cash and working capital for its operations for at least the next 12 months.

Results of Operations for the Year Ended December 31, 2012 as Compared to the Year Ended December 31, 2011

Net Revenues
Net revenues for the year ended December 31, 2012 were $1,177,000 compared to $1,839,000 for the year ended December 31, 2011, a decrease of $662,000, or 36%.  Revenues decreased by $800,000 primarily due a large cord blood banking customer placing a stocking order in December 2011 and an overall decrease in other cord blood banking customers’ orders and point of care procedures.  This decrease was partially offset by increases of $220,000 relating to growth in the Company’s own cord blood banking program, which was launched in the fourth quarter of 2011.

Gross Profit
Gross profit was $401,000 or 34% of revenues for the year ended December 31, 2012, compared to $830,000 or 45% of revenues for the year ended December 31, 2011.  The decrease in gross profit for the year ended December 31, 2012 was primarily the result of lower revenues, change in the mix of products and service sold and an increase in labor costs associated with the addition of personnel to support the launch of manufacturing of cord blood banking products.  The decrease in gross profit margin was due to the increase in cord blood banking revenues which have a lower gross profit margin than point of care.

Selling, General and Administrative
Selling, general and administrative expenses were $1,473,000 for the year ended December 31, 2012 compared to $1,029,000 for the year ended December 31, 2011, an increase of $444,000 or 43%.  The increase in operating costs is primarily due to a non-cash charge of $250,000 relating to the impairment of a non-equity investment, labor and selling expenses of $145,000 associated with growth in our cord blood banking program which was launched in the fourth quarter of 2011, bad debt expense of $46,000 and costs of $45,000 associated with initiating a cardiac clinical study in 2012.  These expenses were partially offset by a decrease in stock compensation expense of $104,000 resulting from stock options that were granted in 2011.

Depreciation
Depreciation expense was $45,000 for the year ended December 31, 2012, an increase of $16,000 or 55%, as compared to $29,000 for the year ended December 31, 2011.  The increase is primarily the result of having a full year of operations of the Company’s own cord blood banking program which was launched in the fourth quarter of 2011.

Interest and Other Income (Expense), Net
Interest and other expense was $3,000 for the year ended December 31, 2012, which is consistent with the year ended December 31, 2011.

Provisions for Income Taxes
Provisions for income taxes was $37,000 for the year end December 31, 2012, compared to $91,000 for the year ended December 31, 2011, a decrease of $54,000 or 59%.  The decrease was primarily the result of a foreign subsidiary having foreign taxable income for the year ended December 31, 2011.  The same foreign subsidiary had a taxable loss for the year ended December 31, 2012; however, the tax year end for the foreign subsidiary is March 31, so a portion of the income tax expense for the year ended March 31, 2012 was recognized in the calendar year ended December 31, 2012.

Adjusted EBITDA
Adjusted EBITDA was $777,000 loss for the year ended December 31, 2012, as compared to $63,000 loss for the year ended December 31, 2011, an increase in the loss of $714,000.  The increase is primarily the result of an increase in the operating loss of $889,000 and a decrease in stock compensation expense of $104,000, partially offset by an impairment of investment in private company of $250,000 and an increase in depreciation of $29,000.

Liquidity and Capital Resources
At December 31, 2012, the company’s cash and cash equivalents balance was $1,035,000 and working capital of $809,000.  This compares to cash and cash equivalents balance of $1,174,000 and working capital of $713,000 at December 31, 2011.

Net cash used in operating activities for the year ended December 31, 2012 was $780,000 primarily due to the net loss of $1,157,000 offset by a loss on impairment of a non- equity investment in a private corporation of $250,000, and an increase in accounts receivable of $226,000.

Cash flows from investing activities include capital expenditures of $155,000 and proceeds from the sale or maturities of short-term investments of ($185,000).

Cash flows from financing activities include the proceeds from sale of subsidiary shares of $630,000 and proceeds from note payable to related party of $60,000.

The outflow of cash due to net cash used in operating activities and from investing activities was offset primarily by the proceeds from the sale of common stock in the amount of $630,000.

TotipotentRX believes that it has sufficient cash and working capital for its operations for the remainder of the calendar year.

Quantitative and qualitative disclosure about market risk.

Because TotipotentRX is a private company, it is not required to provide information regarding quantitative and qualitative disclosure about market risk.

MANAGEMENT OF THE COMBINED COMPANY

Executive Officers and Directors of the Combined Company Following the Merger

As part of the Merger, ThermoGenesis will change its name to “Cesca Therapeuctics” and the combined company’s board of directors will be comprised of six directors, two of whom will be new directors from TotipotentRX and the remainder will be the current directors of ThermoGenesis.

Pursuant to the Merger Agreement, TotipotentRX has the right to appoint two directors to the ThermoGenesis’ board of directors, one of whom must be an Independent Director.  On the effective date of the Merger, Kenneth L. Harris will join ThermoGenesis as a Director and as President and Mitchel Sivilotti will join ThermoGenesis as Chief Biologist, Senior Vice President.  The other proposed director to be appointed to ThermoGenesis’ board has not yet been determined   The following table lists the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position
Craig Moore	69	Director, Chairman
Patrick McEnany	66	Director
Robin Stracey	55	Director
Matthew Plavan	49	Director and Chief Executive Officer
Kenneth L. Harris	49	Director and President
Dan Bessey	48	Chief Financial Officer
Mitchel Sivilotti	36	SVP Chief Biologist
Harold (Hal) Baker	64	VP Commercial Operations & Marketing
Ken Pappa	52	VP, Manufacturing, Engineering & IT

Directors

Craig W. Moore was appointed to the Board of Directors in December 2009 and Chairman in January 2012.  From 2002 to 2013, Mr. Moore served as director of NxStage (NXTM), chairman of their Compensation Committee and a member of their Audit Committee.  From 1986 to 2001, Mr. Moore was Chairman of the Board of Directors and Chief Executive Officer at Everest Healthcare Services Corporation, a provider of dialysis and contract services.  Since 2001, Mr. Moore has acted as a consultant to various companies in the healthcare services industry.  Mr. Moore also spent 13 years with American Hospital Supply/Baxter Healthcare, where he held senior management positions in sales, marketing and business development.  Mr. Moore served as a director of Biologic System Corporation (BLSC) from 1992 thru 2006.  Mr. Moore also serves as a director on several private company boards.  Mr. Moore brings leadership, corporate and healthcare industry experience to our Board. Mr. Moore is one of our independent directors.

Mr. Patrick J. McEnany rejoined the Board of Directors in 1997. Mr. McEnany is co-founder, Chairman, President and Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc., a specialty pharmaceutical company. Mr. McEnany has served as Catalyst’s Chief Executive Officer and a director since its formation in January 2002. From 1991 to April of 1997, Mr. McEnany was Chairman and President of Royce Laboratories, Inc., a Miami, Florida based manufacturer of generic prescription drugs. From 1997 to 1998, after the merger of Royce Laboratories, Inc., into Watson Pharmaceuticals, Inc., Mr. McEnany served as President of the wholly-owned Royce Laboratories subsidiary and Vice President of Corporate Development for Watson Pharmaceuticals, Inc. From 1993 through 1997, he also served as Vice Chairman and director of the National Association of Pharmaceutical Manufacturers. He currently serves on the Board of Directors for the Jackson Memorial Hospital Foundation and until 2012 for Renal CarePartners, Inc.  Mr. McEnany brings his long-term experience in the healthcare industry, leadership experience and judgment to the Board. Mr. McEnany is one of our independent directors.

Robin C. Stracey was appointed to the Board of Directors in July 2011. Since June 2013 he has served as Managing Director of Apex Life Science Advisors LLC and since July 2012, Director, President and Chief Executive Officer of Integrated Fluidics, Inc., a privately-held microfluidics company.  From December 2007 to April 2012 he was the President and Chief Executive Officer of Cantimer Incorporated, a privately-held biosensor company. From November 2003 to March 2007, Mr. Stracey was Director, President and Chief Executive Officer of Applied Imaging Corporation, a publicly-traded, computer-aided diagnostics company that is now part of Danaher Corporation. Previously, Mr. Stracey was the Vice President and General Manager of a Chromatography and Mass Spectrometry business unit of Thermo Electron Corporation, now Thermo Fisher Scientific, the world’s largest supplier of laboratory equipment and reagents to life scientists. He also served as a Corporate Vice President at Dade Behring Inc., a leading supplier of clinical diagnostic products that is now part of Siemens Healthcare. Mr. Stracey has a Bachelor of Science degree with honors from the University of Nottingham in the United Kingdom and is a graduate of the Executive Program at the Stanford University Graduate School of Business.  Mr. Stracey brings leadership, corporate and healthcare industry experience to our Board. Mr. Stracey is one of our independent directors.

Matthew T. Plavan was named Chief Executive Officer and a member of the Board of Directors in January of 2012. Prior to being named Chief Executive Officer, he served as Chief Financial Officer and Executive Vice President, Business Development and has also served as interim Chief Executive Officer and Chief Operating Officer. Mr. Plavan joined ThermoGenesis in May 2005 as Chief Financial Officer. Before joining the Company, Mr. Plavan served from 2002 to 2005 as Chief Financial Officer of StrionAir, Inc., an air purification product development and marketing company. Prior to that, Mr. Plavan was the Chief Financial Officer for a wireless device management company, Reason Inc., from 2000 to 2002. During the preceding seven years, 1993 through 2000, Mr. Plavan served in a number of key financial and operating leadership roles within McKesson and McKesson-acquired companies, including most recently, Vice President of Finance for a $300 million ehealth division. Prior to that, Mr. Plavan was an audit manager in the Audit and Risk Advisory Services group of Ernst & Young LLP. Mr. Plavan became a Certified Public Accountant in 1992. Mr. Plavan earned his bachelor’s degree in business economics from the University of California at Santa Barbara. Mr. Plavan brings his leadership and deep knowledge of the Company’s business to our Board.

Kenneth L. Harris will be a director upon completion of Merger.  Mr. Harris has served as the Chairman and Chief Executive Officer of TotipotentRX Corporation and MK Alliance, Inc. from January 2008 through the Merger with ThermoGenesis.  Prior to that Mr. Harris was the Corporate Senior Vice President and Global President of BioSciences, a $120 million business unit at Pall Corporation (NYSE: PLL) from 2000 to 2008.  Mr. Harris has served in a number of key biotechnology and biomedical roles at InVitro International, Qiagen GmbH, Amersham Life Sciences (now GE Life Sciences) and Boehringer Mannheim (now Roche Diagnostics).  Mr. Harris is a frequent speaker at international conferences, and a thought leader in the evolving specialized field of conducting cellular clinical therapies.  He holds a bachelors degree in microbiology from Indiana University, Bloomington, and graduate molecular biology training at Indiana University School of Medicine, Indianapolis.   Mr. Harris brings more than 25 years of biotechnology and cellular biology leadership and executive management with cell therapy inventorship to our Board.

Executive Officers

Mr. Matthew T. Plavan, Chief Executive Officer.   See above for Mr. Plavan’s biography.

Mr. Kenneth L. Harris, President.  Please see above for Mr. Harris’s biography.

Mr. Dan T. Bessey joined ThermoGenesis in March 2013 as Chief Financial Officer.  Mr. Bessey previously served from 2008 to 2012 as Vice President and Chief Financial Officer of SureWest Communications (SURW), a telecommunications company.  Mr. Bessey was with SureWest Communications since 1995 and served in a number of key financial leadership roles including Vice President of Finance, Controller and Director of Corporate Finance.  Prior to joining SureWest Communications, Mr. Bessey was with Ernst & Young, LLP.  Mr. Bessey is a Certified Public Accountant and has a B.S. degree in Business Administration with a concentration in Accountancy from California State University – Sacramento, where he graduated Magna Cum Laude.

Mr. Mitchel Sivilotti will join ThermoGenesis upon completion of the merger as Chief Biologist, Senior Vice President. Prior to the merger, Mr. Sivilotti co-founded TotipotentRX Corporation (formerly MK Alliance, Inc.) where he served as Chief Executive Officer and Director from 2008 to 2012 and as President and Director from 2012 to 2013.  Currently, Mr. Sivilotti serves as Chief Biologist and Director of TotipotentRX.  From 2003 to 2007, Mr. Sivilotti served in various key technical and business leadership roles at Pall Corporation (PLL: NYSE), completing this tenure as Global Marketing Manager, Regenerative Medicine from 2006-2007.  Mr. Sivilotti holds a bachelors degree in Biology (Honors Genetics) from the University of Western Ontario (London, Canada) and a graduate degree in Cellular and Molecular Biology from the University Laval (Quebec, Canada).

Mr. Harold (Hal) Baker joined ThermoGenesis in August 2009 as Vice President of Sales, was appointed Vice President of Commercial Operations in November 2009 and Vice President of Commercial Operations and Marketing in January 2012.  From 2006 to 2009, Mr. Baker was Vice President, Global Sales for Hygenic Corporation.  He was at Pall Corporation serving as Senior Vice President, Global Marketing from 2004 to 2005 and Senior Vice President, US Commercial Operations from 2001 to 2004.  Mr. Baker has a BA in Political Science from Miami University (Oxford, Ohio) and a MA in Political Science from Kent State University.

Mr. Ken Pappa joined ThermoGenesis in April 2006 as Director of Finance and has held the following positions: Senior Director of Finance, Senior Director of Internal Operations, Vice President of Manufacturing and Vice President of Manufacturing and Engineering.  In January 2012, he assumed the role of Vice President of Manufacturing, Engineering and Quality.  In October 2012 he transitioned to Vice President of Manufacturing and Engineering and in February 2013 he transitioned to VP of Manufacturing, Engineering and IT.  Prior to joining ThermoGenesis, Mr. Pappa held various positions with Hewlett Packard–Agilent Technologies including Manufacturing Controller and Senior Operations Manager.  Mr. Pappa has a BS in Business Administration-Accounting and a MBA from San Jose State University.  Mr. Pappa became a Certified Public Accountant in 1988.

Dr. Venkatesh Ponemone, will join ThermoGenesis upon completion of the Merger as the Executive Director of Indian operations and Director, Indian Clinical and Scientific Affairs.  Dr. Ponemone has served in this capacity for TotipotentRX since September 2008.  Prior to joining TotipotentRX, he was an Assistant Professor of Medical Microbiology at the Kamineni Institute of Medical Sciences, Hyderabad, India.  Dr. Ponemone completed a two year post-doctoral position at the University of Illinois, Chicago, and has authored more than 24 peer reviewed publications related to the roles of cytokines in autoimmune diseases, and to radioprotective agents during chemotherapy.  Dr. Ponemone is a Fellow in the American College of Gastroenterology, has a Ph.D. from Manipal University in inflammation immunology and holds an M.Sc. from Manipal University in medical microbiology.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TOTIPOTENTRX

The following table sets forth certain information regarding the beneficial ownership known to TotipotentRX of its common stock as of December 20, 2013, by: (i) each director of TotipotentRX; (ii) each of TotipotentRX’s named executive officers; (iii) all executive officers and directors of TotipotentRX as a group; and (iv) all those known by TotipotentRX to be beneficial owners of more than five percent of its common stock.  Unless indicated otherwise below, the address of each officer or director listed below is c/o TotipotentRX Corporation, 548 South Spring Street, Suite 210, Los Angeles, CA 90013.  As of the December 20, 2013, there were 401,563 shares of common stock outstanding.

Name and Address of Beneficial Owner	Beneficial Ownership(1)
	Number of Shares		Percentage of Total
Kenneth L. Harris	153,517	(2)	37.9
Mitchel Sivilotti	153,517	(2)	37.9
Gernot Rehra	40,414	(3)	9.0
Gary Cohen, M.D., FACP	18,258	(4)	4.5
Michael Rhein	16,590	(5)	4.1
All executive officers and directors as a group (5 persons)	382,296		91.6%
_______________________
(1)	"Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Some of the information with respect to beneficial ownership has been furnished to us by each director or officer, as the case may be.
(2)	Includes 150,000 shares of common stock and 3,517 shares of common stock issuable upon the exercise of options.
(3)	Includes 37,952 shares of common stock and 2,461 shares of common stock issuable upon the exercise of options and warrants, which are held in a family trust. Mr. Rehra has power of attorney.
(4)	Includes 16,500 shares of common stock and 1,758 shares of common stock issuable upon the exercise of options.
(5)	Includes 16,360 shares of common stock and 230 shares of common stock issuable upon the exercise of warrants, which are held in a family trust. Mr. Rhein has power of attorney.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THERMOGENESIS

The Company has only one class of stock outstanding, common stock. The following table sets forth certain information as of December 20, 2013 with respect to the beneficial ownership of our common stock for (i) each director, (ii) each Named Executive Officer (NEO), (iii) all of our directors and officers as a group, and (iv) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock. As of December 20, 2013 there were 16,677,909 shares of common stock outstanding.

Unless otherwise indicated, the address for each listed stockholder is: ThermoGenesis Corp., 2711 Citrus Road, Rancho Cordova, California 95742. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Craig Moore	103,740	(2)	*
Patrick McEnany	113,540	(3)	*
Robin Stracey	55,757	(4)	*
Matthew Plavan	177,152	(5)	*
Dan Bessey	--		--
Harold (Hal) Baker	69,575	(6)	*
Ken Pappa	78,856	(7)	*
Officers & Directors as a Group (7 persons)	598,620		3.5%
_______________________
*	Less than 1%.
(1)	“Beneficial Ownership” is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Some of the information with respect to beneficial ownership has been furnished to us by each director or officer, as the case may be.
(2)	Includes 42,490 shares of common stock and 61,250 shares of common stock issuable upon the exercise of options.
(3)	Includes 26,832 shares of common stock and 86,500 shares of common stock issuable upon the exercise of options. Also includes 208 shares of common stock owned by McEnany Holding, Inc. Mr. McEnany is the sole shareholder of McEnany Holding, Inc.
(4)	Includes 24,090 shares of common stock and 31,667 shares of common stock issuable upon the exercise of options.
(5)	Includes 60,485 shares of common stock and 116,667 shares of common stock issuable upon the exercise of options.
(6)	Includes 22,700 shares of common stock and 46,875 shares of common stock issuable upon the exercise of options.
(7)	Includes 37,917 shares of common stock and 40,939 shares of common stock issuable upon the exercise of options.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the Merger, by (1) each person expected to be a director or executive officer of the combined company, (2)  all directors and executive officers of the combined company as a group, and (3) each person or group who is known to the management of each of ThermoGenesis and TotipotentRX to become the beneficial owner of more than 5.0% of the common stock of the combined company upon the consummation of the Merger.  Unless otherwise indicated in the footnotes to this table, ThermoGenesis and TotipotentRX believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of common stock of the combined company is based on 29,406,463 shares of common stock of the combined company outstanding after giving effect of the Merger.

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares		Percent of Total
Craig Moore	103,740	(2)	*	%
Patrick McEnany	113,540	(3)	*	%
Robin Stracey	55,757	(4)	*	%
Matthew Plavan	177,152	(5)	*	%
Kenneth L. Harris	4,754,516		16.2%
Dan Bessey	--		--
Mitchel Sivilotti	4,781,225		16.3%
Harold (Hal) Baker	69,575	(6)	*	%
Ken Pappa	78,856	(7)	*	%
Officers & Directors as a Group (9 persons)	10,134,361		34%

*    Less than 1%.
(1)	"Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Some of the information with respect to beneficial ownership has been furnished to us by each director or officer, as the case may be.
(2)	Includes 42,490 shares of common stock and 61,250 shares of common stock issuable upon the exercise of options.
(3)	Includes 26,832 common shares and 86,500 shares issuable upon the exercise of options. Also includes 208 shares owned by McEnany Holding, Inc. Mr. McEnany is the sole shareholder of McEnany Holding, Inc.
(4)    Includes 24,090 shares of common stock and 31,667 common shares issuable upon the exercise of options.
(5)    Includes 60,485 common shares and 116,667 shares issuable upon the exercise of options.
(6)    Includes 22,700 common shares and 46,875 shares issuable upon the exercise of options.
(7)    Includes 37,917 common shares and 40,939 common shares issuable upon the exercise of options.

DESCRIPTION OF THERMOGENESIS SECURITIES

The authorized capital stock of ThermoGenesis consisted of 80,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value.  As of December 20, 2013, there were 16,677,909 shares of ThermoGenesis common stock outstanding and no outstanding shares of preferred stock.

The following is a summary of the rights of ThermoGenesis’ common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws.

Common Stock

The holders of ThermoGenesis common stock are entitled to one vote per share on all matters to be voted on by ThermoGenesis stockholders, including the election of directors.  ThermoGenesis’ amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights.  Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.  For a discussion of the potential application of provisions of the Delaware General Corporation Law, please see “Applicability of Provisions of Delaware General Corporation Law” below.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of ThermoGenesis common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by ThermoGenesis’ board of directors, in its discretion, out of legally available funds.  Bank credit agreements that ThermoGenesis may enter into from time to time and debt securities that ThermoGenesis may issue from time to time may restrict ThermoGenesis’ ability to declare or pay dividends on its common stock.  Upon ThermoGenesis’ liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of ThermoGenesis preferred stock, the holders of ThermoGenesis common stock are entitled to receive on a pro rata basis our remaining assets available for distribution.  The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.  Holders of ThermoGenesis common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.  All outstanding shares of ThermoGenesis common stock are, and all shares being offered by this proxy statement/prospectus/consent solicitation will be, fully paid and not liable to further calls or assessment by ThermoGenesis.

Preferred Stock

There are no shares of preferred stock outstanding.  Under ThermoGenesis’ amended and restated certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

ThermoGenesis’ board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of ThermoGenesis that may otherwise benefit holders of ThermoGenesis common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.  ThermoGenesis has no current plans to issue any shares of preferred stock.

Anti-Takeover Provisions

ThermoGenesis is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, before the time the interested stockholder attained that status;
•	upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15.0% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.  However, ThermoGenesis has not opted out of this provision.  Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire ThermoGenesis.

The authorized but unissued shares of ThermoGenesis’ common stock may be issued at any time and from time to time by ThermoGenesis’ board of directors without stockholder approval.  These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  ThermoGenesis currently has no plans to issue shares of its common stock, other than in connection with the merger, the transactions contemplated thereby, in connection with possible future fund-raising transactions after the closing of the merger, and in the ordinary course of business.

Transfer Agent

The transfer agent for ThermoGenesis common stock is Computershare Investor Services, LLC.

Listing

ThermoGenesis is listed on NASDAQ Capital Market under the symbol KOOL.

COMPARISON OF RIGHTS OF HOLDERS OF THERMOGENESIS STOCK
AND TOTIPOTENTRX STOCK

ThermoGenesis is incorporated under the laws of the State of Delaware and, accordingly, the rights of its stockholders are currently, and will continue to be, governed by the DGCL.  TotipotentRX is incorporated under the laws of the State of California and, accordingly, the rights of its shareholders are currently governed by the CGCL.  If the Merger is completed, TotipotentRX shareholders will be entitled to become stockholders of ThermoGenesis, and their rights will be governed by the DGCL, the amended and restated certificate of incorporation of ThermoGenesis and the bylaws of ThermoGenesis, as amended.

The following is a summary of the material differences between the rights of ThermoGenesis stockholders and the rights of TotipotentRX shareholders under each company’s respective charter documents and bylaws.  With respect to ThermoGenesis, the description of the charter documents reflects the certificate and bylaws as they will be in effect immediately after the closing of the Merger.  While ThermoGenesis and TotipotentRX believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you.  This summary is not intended to be a complete discussion of the respective rights of ThermoGenesis stockholders and TotipotentRX shareholders and is qualified in its entirety by reference to the DGCL and CGCL and the various documents of ThermoGenesis and TotipotentRX that are referred to in this summary.  You should carefully read this entire proxy statement/prospectus/consent solicitation and the other documents referred to in this proxy statement/prospectus/consent solicitation for a more complete understanding of the differences between being a stockholder of ThermoGenesis and being a shareholder of TotipotentRX.

	TotipotentRX	ThermoGenesis
Authorized Capital	The authorized capital stock of TotipotentRX consists of 1,000,000 shares of Common Stock. As of December 20, 2013, 401,563 shares of common stock were issued and outstanding.
The authorized capital stock of ThermoGenesis consists of 80,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, $0.001 par value per share.  The board has the authority to designate the preferences, special rights, limitations or restrictions of the remaining shares of any class of preferred stock or any series of any class without further stockholder approval.  As of December 20, 2013, 16,677,909 shares of common stock and no shares of preferred stock were issued and outstanding.

Dividends
Subject to limitations provided by the CGCL, TotipotentRX’s Bylaws provide for the following:

The board of directors may from time to time declare, and TotipotentRX may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the board.

Under Delaware law, subject to any restrictions in the corporation’s certificate of incorporation, a Delaware corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year.  Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Cumulative Voting	Subject to limitations provided by the CGCL, TotipotentRX’s Bylaws provide for cumulative voting at each election for directors.
Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless such right is granted in the certificate of incorporation of the corporation.  ThermoGenesis’ certificate of incorporation does not provide for cumulative voting by ThermoGenesis stockholders.

Number of Directors
California law provides that the board of directors of a California corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.  TotipotentRX’s bylaws provide that the number of directors shall be between three and five directors with the exact number to be fixed from time to time by the shareholders holding not less than 80.0% of the outstanding shares.  TotipotentRX’s board of directors currently consists of four directors.

Delaware law provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the corporation’s certificate of incorporation or bylaws.  ThermoGenesis’ bylaws provide that the number of directors shall be not less than three or more than seven with the exact number as fixed by a resolution of the directors.  ThermoGenesis’ board currently consists of five directors.

Removal of Directors	TotipotentRX’s directors may be removed from office in any manner proscribed by the CGCL.
Delaware law provides that directors may be removed from office, with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation otherwise provides.  ThermoGenesis’ bylaws provide that any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies
California law provides that, unless the corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office.  Under the bylaws of TotipotentRX, if the office of any director becomes vacant due to resignation, the vacancy can be filled by the board of directors.  If the vacancy is due to any reason other than resignation, the vacancy can be filled by holders of a majority of the outstanding shares entitled to vote, unless the vacancy was due to the removal of a director, in which case the consent of eighty percent of the shares entitled to vote is required.  Vacancies may also be filled by a majority of the remaining directors, or by the sole remaining director or incorporator, unless the vacancy was due to the removal of a director, in which case the vacancy may only be filled by the affirmative note of a majority of the shares represented and voting at a duly held meeting at which quorum is present.

Delaware law provides that, unless the corporation’s certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships resulting from an increase in the authorized number of directors elected by the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office.  Under the bylaws of ThermoGenesis, if the office of any director becomes vacant by reason of death, resignation, disqualification, removal, failure to elect, or otherwise, the remaining directors, although more or less than a quorum, by a majority vote of such remaining directors, have the sole right to elect a successor or successors who shall hold the office for the unexpired term.

Board Quorum and Vote Requirements
At meetings of the board of directors, a majority of the authorized directors shall constitute a quorum for the transaction of business.  The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board.  Only when a quorum is present may the board of directors continue to do business at any such meeting.

At meetings of the board of directors, a majority of the authorized directors shall constitute a quorum for the transaction of business.  The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board.  Only when a quorum is present may the board of directors continue to do business at any such meeting.

Special Meetings of Shareholders
Under TotipotentRX’s bylaws, a special meeting of the shareholders may be called, unless otherwise prescribed by statue, by resolution of the board of directors or the request of the holders of not less than a majority of all the outstanding shares of Totipotent RX entitled to vote on any issue to be considered at the meeting.

Delaware law permits special meetings of stockholders to be called by the board of directors and any others persons specified by the certificate of incorporation or bylaws.  Delaware law permits but does not require that stockholders be given the right to call special meetings.  ThermoGenesis’ bylaws provide that special meetings of stockholders may be called by the chairman of the board of directors or the holders of at least 10.0% of all votes entitled to be cast on any issue proposed to be considered at such special meeting.  No business may be transacted at a special meeting except that referred to in the notice of meeting.

Quorum for Shareholders Meetings
Under TotipotentRX’s bylaws, the presence at a meeting, in person or by proxy, of holders of shares representing a two-thirds majority of the outstanding shares of the corporation entitled to vote constitutes a quorum for the transaction of business; provided, however, if less than two-thirds majority is present, a majority of those present can adjourn the meeting from time to time without further notice being required.  Once quorum has been met at a meeting, shareholders may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum; however, any action taken (aside from adjournment) must be approved by at least a majority of the shares required to constitute a quorum.

Under ThermoGenesis’ bylaws, the presence at a meeting, in person or by proxy, of holders of shares representing a majority of votes entitled to be vote on a matter constitutes a quorum for the transaction of business; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Shareholder Proposals	Neither the CGCL, TotipotentRX’s Articles of Incorporation nor TotipotentRX’s Bylaws contain specific provisions providing for procedures with respect to shareholder proposals.
Under ThermoGenesis’ Bylaws, shareholders entitled to vote on the matter may bring business before annual meetings, provided that the business is a proper matter for shareholder action under Delaware law, the notice and information requirements of ThermoGenesis’ Bylaws are met, and, in the case of a special meeting, the business is specified in the notice of meeting given to shareholders.

For annual meetings, notice of such business containing the information required by ThermoGenesis’ Bylaws must be given to ThermoGenesis no later than close of business on the 60th day nor earlier than close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than thirty (30) days before or sixty (60) days after such anniversary date, then not earlier than the close of business on the 90th day nor later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public disclosure of the date of the annual meeting was made).

Action by Shareholders Without a Meeting
Under TotipotentRX’s bylaws, any action to be taken at an annual or special meeting of the shareholders of the corporation may be taken without meeting, without prior notice and without a vote, if a consent in writing, setting forth the action, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Under Delaware law, unless a corporation’s certificate of incorporation provides otherwise, any action which may be taken at a meeting of the stockholders of a corporation may be taken by written consent without a meeting.  ThermoGenesis’ bylaws provide that action required or permitted to be taken at an annual or special meeting may be taken by written consent, which written consent shall be signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting.

Amendment of Governing Documents	TotipotentRX’s Articles of Incorporation may be amended in accordance with the provisions of the CGCL.
Procedures for Amendment of Certificate of Incorporation: Under Delaware law, the board of directors shall adopt a resolution setting forth the proposed amendment and declaring its advisability, and either call a special meeting of the stockholders entitled to vote thereon or direct that the proposed amendment shall be considered at the next annual meeting of the stockholders.  The amendment shall be approved by a majority of the outstanding stock entitled to vote thereon.  If the proposed amendment would adversely affect the rights, powers, par value, or preferences of the holders of either a class of stock or a series of a class of stock, then the holders of either the class of stock or series of stock, as appropriate, shall be entitled to vote as a class.

Procedures for Amendment of Bylaws:   TotipotentRX’s bylaws provide that the bylaws may be altered, amended or repealed, and new bylaws may be adopted, only by shareholders holding eighty percent (80.0%) or more of the outstanding shares of the corporation.

Procedures for Amendment of Bylaws:   ThermoGenesis bylaws provide that the bylaws may be amended at any meeting of the board, upon notice thereof in accordance with the bylaws, or at any meeting of the stockholders by the vote of the holders of the majority of the stock issued and outstanding and entitled to vote at such a meeting.

Appraisal and Dissenters’ Rights
Under CGCL, shareholders are afforded dissenters’ rights and may obtain payment for the fair market value of the shareholder’s shares in the corporation in the event of certain corporate actions, including, among other things, the merger of the corporation if shareholder approval of such merger is required under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201 of the CGCL.  See “The Merger – Appraisal and Dissenters’ Rights”

Because ThermoGenesis common stock is listed on the NASDAQ Capital Market, holders of ThermoGenesis common stock generally will not have appraisal or dissenters’ rights under Section 262 of the Delaware General Corporation Law.

Indemnification of Directors, Officers and Employees
Under TotipotentRX’s Bylaws, TotipotentRX shall indemnify its directors and officers to the full extent permitted under the CGCL against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is a director or officer of TotipotentRX. TotipotentRX shall also have the power, to the extent permitted by the CGCL, to indemnify each of its employees and agents.

Under ThermoGenesis’ Bylaws, ThermoGenesis will indemnify officers and directors to the full extent permitted under DGCL.

DGCL provides that, subject to certain limitations in the case of “derivative” suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of those directors who were not parties to the suit or proceeding, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, ThermoGenesis is required by Delaware law to indemnify such person for expenses actually and reasonably incurred thereby.

Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification. In addition, a corporation may advance to former directors, officers, employees or agents expenses incurred in defending any action upon such terms and conditions as the corporation deems appropriate.

Anti-Takeover Provisions	Neither the CGCL, TotipotentRX’s Articles of Incorporation nor TotipotentRX’s Bylaws contain specific provisions providing for procedures with respect to director nominations.
ThermoGenesis is subject to the anti-takeover provisions of Section 203 of the DGCL.  In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three (3) years prior, did own) 15.0% or more of the corporation’s voting stock.

MATTERS TO BE PRESENTED TO THE THERMOGENESIS STOCKHOLDERS

THERMOGENESIS PROPOSAL NO.  1

APPROVAL OF THE MERGER AGREEMENT, INCLUDING BUT NOT LIMITED TO THE ISSUANCE OF SHARES TO TOTIPOTENTRX SHAREHOLDERS PURSUANT TO WHICH TOTIPOTENTRX WILL MERGE WITH AND INTO THERMOGENESIS

At the ThermoGenesis special meeting, ThermoGenesis stockholders will be asked to approve the Merger Agreement, including the Merger and related transactions contemplated thereby.  Immediately following the Merger, TotipotentRX shareholders, in the aggregate, will own approximately 43.0% of the shares of the combined company with existing ThermoGenesis stockholders holding approximately 57.0% of the shares of the combined company.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger, and the issuance of ThermoGenesis common stock to TotipotentRX shareholders pursuant to the Merger Agreement are described in detail in other sections of this proxy statement/prospectus/consent solicitation.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of the majority of the outstanding shares of ThermoGenesis common stock is required for approval of ThermoGenesis Proposal No. 1.

THE THERMOGENESIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THERMOGENESIS’ STOCKHOLDERS VOTE “FOR” THERMOGENESIS PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT, INCLUDING THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY.

THERMOGENESIS PROPOSAL NO. 2
 APPROVAL OF POSSIBLE ADJOURNMENT OF THE THERMOGENESIS ANNUAL MEETING

To consider and vote upon a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor to approve the Merger Agreement.

If ThermoGenesis fails to receive a sufficient number of votes to approve Proposal No. 1, the Merger Agreement, if a quorum is present, ThermoGenesis may propose to adjourn the ThermoGenesis special meeting for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve ThermoGenesis Proposal No. 1.

Vote Required; Recommendation of Board of Directors

The affirmative vote of the holders of the majority of the shares of ThermoGenesis common stock having voting power present in person or represented by proxy at the ThermoGenesis special meeting is required to approve the adjournment of the ThermoGenesis special meeting for the purpose of soliciting additional proxies to approve ThermoGenesis Proposal No. 1.

THE THERMOGENESIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THERMOGENESIS’ STOCKHOLDERS VOTE "FOR" THERMOGENESIS PROPOSAL NO.  2 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THERMOGENESIS PROPOSAL NO. 1.

EXECUTIVE COMPENSATION

Summary Compensation Table

ThermoGenesis

The following table sets forth certain information regarding the compensation paid to our named executive officers for all of the services they rendered to the Company.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Matthew Plavan	2013	315,000	--		--	88,000	--		403,000
Chief Executive Officer (2)	2012	315,000	--		149,000	--	--		464,000
2011		301,000	89,000	(3)	68,000	92,000	--		550,000
Dan Bessey	2013	61,000	--		46,000	22,000	--		129,000
Chief Financial Officer(4)
Hal Baker	2013	263,000	99,000	(5)	--	--	8,000	(6)	370,000
V.P., Commercial Operations	2012	262,000	85,000	(5)	99,000	--	9,000	(6)	455,000
& Marketing	2011	250,000	178,000	(7)	--	69,000	8,000	(6)	505,000
Kevin Cooksy(8)	2013	240,000	--		--	--	--		240,000
V.P., Corporate Development & Scientific Affairs	2012	193,000	4,000	(9)	82,000	--	--		279,000
Ken Pappa	2013	245,000	25,000	(10)	--	--	--		270,000
V.P., Engineering	2012	239,000	--		99,000	--	--		338,000
& Manufacturing	2011	215,000	--		--	35,000	--		250,000

(1)	The amounts reported are the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board’s Codification topic 718. See Note 1 of notes to Financial Statements set forth in our Annual Report on Form 10-K for fiscal 2013 for the assumptions used in determining such amounts.
(2)	Mr. Plavan was appointed Chief Executive Officer in January 2012 and from 2005 until Mr. Bessey’s appointment also served as Chief Financial Officer.
(3)	Represents a retention bonus of $50,000 and a gross-up for taxes of $39,000.
(4)	Mr. Bessey was hired as Chief Financial Officer on March 28, 2013.
(5)	Represents commission payments as Vice President in charge of sales.
(6)	Includes $8,000 in payments for an auto allowance.
(7)	Represents $89,000 commission payments as Vice President of Commercial Operations and $50,000 as a retention bonus with a gross-up for taxes of $39,000.
(8)	Effective October 30, 2013, Mr. Cooksy is no longer with ThermoGenesis.
(9)	Represents a referral bonus.
(10)	Represents a bonus for the completion of the sale of the CryoSeal product line.

Employment Agreements

As part of the Compensation Committee of the Board of Directors annual review of ThermoGenesis’ executive officers, effective October 25, 2013, ThermoGenesis entered into employment agreements with its Chief Executive Officer, Matthew T. Plavan and its Chief Financial Officer, Dan T. Bessey.

ThermoGenesis entered into an employment agreement with Mr. Plavan to serve as Chief Executive Officer.  For his services, Mr. Plavan will be paid a base annual salary as determined by the Board of Directors through the Board’s Compensation Committee, subject to annual review by the Compensation Committee.  Based on the terms of his employment agreement, there was no change to Mr. Plavan’s base salary.  In addition to his base salary, Mr. Plavan will be entitled to cash and stock bonuses and stock options or restricted stock grants as determined by the Compensation Committee.  Further, Mr. Plavan shall participate in all of ThermoGenesis’ fringe benefit programs in substantially the same manner and to substantially the same extent as other similar employees of ThermoGenesis.

In the event that Mr. Plavan is terminated without cause by ThermoGenesis, or delivers his termination for good reason to ThermoGenesis, Mr. Plavan shall be paid, in addition to his salary earned up until the termination date, a sum equal to twelve months of his base salary in effect as of the termination date.  Further Mr. Plavan’s outstanding options to acquire ThermoGenesis’ common stock and restricted common stock awards which would have otherwise vested by the later of July 2015, or within nine months of the termination date, shall immediately vest.

In the event that Mr. Plavan is terminated without cause by, or delivers his termination for good reason to, ThermoGenesis, and such termination occurs three months prior to or within one year of a change in control, Mr. Plavan shall be paid, in addition to his salary earned up until the termination date, (i) a lump sum equal to eighteen months of his base salary in effect as of the termination date; and (ii) a lump sum cash payment equal to one and one-half times Mr. Plavan’s most recently established annual short-term incentive target award.  In addition, all of Mr. Plavan’s outstanding options to acquire ThermoGenesis’ common stock or restricted stock awards which have not vested as of the termination date shall immediately vest.

ThermoGenesis entered into an employment agreement with Mr. Bessey to serve as Chief Financial Officer.  For his services, Mr. Bessey will be paid a base annual salary as determined by the Board of Directors through the Board’s Compensation Committee, subject to annual review by the Compensation Committee.  Based on the terms of his employment agreement, there were no changes to Mr. Bessey’s base salary.  In addition to his base salary, Mr. Bessey will be entitled to cash and stock bonuses and stock options or restricted stock grants as determined by the Compensation Committee.  Further, Mr. Bessey shall participate in all of ThermoGenesis’ fringe benefit programs in substantially the same manner and to substantially the same extent as other similar employees of ThermoGenesis.

In the event that Mr. Bessey is terminated without cause by ThermoGenesis, or delivers his termination for good reason to ThermoGenesis, Mr. Bessey shall be paid, in addition to his salary earned up until the termination date, a sum equal to nine months of his base salary in effect as of the termination date.  Further Mr. Bessey’s outstanding options to acquire ThermoGenesis’ common stock and restricted common stock awards which would have otherwise vested within six months of the termination date shall immediately vest.

In the event that Mr. Bessey is terminated without cause by, or delivers his termination for good reason to, ThermoGenesis, and such termination occurs three months prior to or within one year of a change in control, Mr. Bessey shall be paid, in addition to his salary earned up until the termination date, (i) a lump sum equal to twelve months of his base salary in effect as of the termination date; and (ii) a lump sum cash payment equal to one times Mr. Bessey’s most recently established annual short-term incentive target award.  In addition, all of Mr. Bessey’s outstanding options to acquire ThermoGenesis’ common stock or restricted stock awards which have not vested as of the termination date shall immediately vest.

TotipotentRX

The following table sets forth certain information regarding the compensation paid to TotipotentRX’s named executive officers for all of the services they rendered to TotipotentRX.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Calendar Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Kenneth L. Harris	2012	136,000	--	15,000	(2)	151,000
Chief Executive Officer	2011	125,000	35,000	--		160,000

Mitchel Sivilotti	2012	97,000	--	--		97,000
President	2011	91,000	35,000	--		126,000

(1) The amounts reported are the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board’s Codification topic 718.
(2) Represents payments for an auto allowance.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information about outstanding option and stock awards held by the named executive officers as of June 30, 2013. The awards granted in fiscal 2013 are also disclosed in the Grants of Plan-Based Awards Table. The grant date fair value of the awards granted in fiscal 2013, 2012 and 2011 is disclosed in the Summary Compensation Table.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Matthew Plavan	25,000	--		2.54	7/30/13
	37,500	12,500	(1)	2.32	6/10/15
	25,000	25,000	(2)	2.88	2/15/16
	--	162,500	(3)	0.93	7/29/16
						10,000	(4)	14,000
						50,000	(5)	68,000
Dan Bessey	--	50,000	(6)	0.91	3/26/17
						50,000	(6)	68,000
Hal Baker	25,000	--		2.88	8/10/13
	28,125	9,375	(1)	2.32	6/10/15
	18,750	18,750		2.88	2/15/16
						33,333	(5)	45,000
Kevin Cooksy						33,333	(5)	45,000
Ken Pappa	18,750	--		2.54	7/30/13
	17,500	--		2.28	2/8/14
	14,064	4,686	(1)	2.32	6/10/15
	9,375	9,375	(2)	2.88	2/15/16
						33,333	(5)	45,000

(1)	Vests on June 10, 2014.
(2)	One-half vests on February 15, 2014 and 2015.
(3)	One-third vests on July 29, 2014, 2015 and 2016.
(4)	Vests on June 1, 2014.
(5)	One-half vests on July 29, 2013 and 2014.
(6)	One-third vests on March 26, 2014, 2015 and 2016.

Potential Payments upon Termination or Change in Control

Our named executive officers have certain change of control rights under employment agreements or current company policy.  The Compensation Committee considers these policies to provide the named executive officers with the ability to make appropriate, informed decisions on strategy and direction of the Company that may adversely impact their particular positions, but nevertheless are appropriate for the Company and its stockholders. Our Compensation Committee believes that companies should provide reasonable severance benefits to employees, recognizing that it may be difficult for them to find comparable employment within a short period of time and that severance arrangements may be necessary to attract highly qualified officers in a competitive hiring environment.

The following table describes the potential payments upon a hypothetical termination without cause or due to a change in control of the Company on June 30, 2013 for the NEO’s. The actual amounts that may be paid upon an executive’s termination of employment can only be determined at the actual time of such termination.

	Termination Without Cause				Termination following a Change of Control(1)(2)(3)
Name	Salary		Health Benefits	Total	Salary	Total
M. Plavan	$315,000	(4)	--	$315,000	$473,000	$473,000
D. Bessey	--		$12,000	$12,000	$250,000	$250,000
H. Baker	$132,000	(1)	$14,000	$146,000	$263,000	$263,000
K. Cooksy	$120,000	(1)	$1,000	$121,000	$240,000	$240,000
K. Pappa	$123,000	(1)	$13,000	$136,000	$245,000	$245,000

(1)	Payable in a lump-sum payment.
(2)	This table does not include an estimate for the acceleration of vesting of stock options upon a change in control as this benefit is available to all employees with outstanding stock options as provided in the Equity Plans at the discretion of the Plan Administrator.
(3)	The CEO’s prior Employment Agreement provides for a one-time payment equal to twelve months base salary in the event there is a Change of Control and the CEO continues to work in his current position with no significant changes. However, under the employment agreement ratified on October 25, 2013 the CEO will only receive a payment if terminated upon a change of control as defined below.
(4)	Payable in biweekly installments for one year.

Under the Company’s Executive Change of Control Policy, “change of control” means an event involving one transaction or a related series of transactions in which one of the following occurs:
a)	the Company issues securities equal to 50% or more of the Company’s issued and outstanding voting securities, determined as a single class;
b)	the Company issues securities equal to 50% or more of the issued and outstanding common stock of the Company in connection with a merger, consolidation or other business combination;
c)	the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving company; or
d)	all or substantially all of the Company’s assets are sold or transferred.

Under the employment agreement of Mr. Plavan “cause” is defined as:
a)	willful or habitual breach of Executive’s duties;
b)	fraud, dishonesty, deliberate injury or intentional material misrepresentation by Executive to Employer or any others;
c)	embezzlement, theft or conversion by Executive;
d)	unauthorized disclosure or other use of Employer’s trade secrets, customer lists or confidential information;
e)	habitual misuse of alcohol or any non-prescribed drug or intoxicant;
f)	willful misconduct that causes material harm to Employer;
g)	willful violation of any other standards of conduct as set forth in Company’s employee manual and policies;
h)	conviction of or plea of guilty or nolo contendere to a felony or misdemeanor involving moral turpitude;
i)	continuing failure to communicate and fully disclose material information to the board of directors, the failure of which would adversely impact the Company or may result in a violation of state or federal law, including securities laws; or
j)	debarment by any federal agency that would limit or prohibit Executive from serving in his capacity for Employer under this Agreement.

Under the employment agreements for Mr. Plavan and Mr. Bessey ratified October 25, 2013, “change of control” is defined as:  an event involving one transaction or a related series of transactions in which one of the following occurs:

(a)
Employer issues securities equal to fifty percent 50% or more of Employer’s issued and outstanding voting securities, determined as a single class, to any individual, firm, partnership or other entity, including a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934;

(b)	Employer issues securities equal to fifty percent 50% or more of the issued and outstanding common stock of Employer in connection with a merger, consolidation or other business combination;
(c)	Employer is acquired in a merger or other business combination transaction in which Employer is not the surviving company; or
(d)	all or substantially all of Employer’s assets are sold or transferred to a third-party.
(a)
Equity Compensation Plan Information

The following table provides information for all of the Company’s equity compensation plans and individual compensation arrangements in effect as of June 30, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options and restricted stock (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(1)) (c)
Equity compensation plans approved by security holders	1,453,753	$2.36	1,404,125
Equity compensation plans not approved by security holders	--		--
Total	1,453,753		1,404,125

(1)	Under the Company’s 2006 Equity Incentive Plan, the number of shares of common stock equal to six percent (6%) of the number of outstanding shares of the Company are authorized to be used. Under this provision, the number of shares available to grant for awards will increase at the beginning of each fiscal year if options were granted or additional shares of common stock were issued in the preceding fiscal year.

Compensation Committee Interlocks and Insider Participation

None of the members of ThermoGenesis compensation committee were at any time an officer or employee of ThermoGenesis. In addition, none of ThermoGenesis’ executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of ThermoGenesis compensation committee.

Director Compensation

All of ThermoGenesis’ non-employee directors earned director compensation in 2013 in the form of retainers and meeting fees as set forth in the following table.

Fee
Annual non-executive chairman of the board retainer	$20,000
Quarterly director retainer	$6,000
Annual retainer for chairman of a committee	$5,000
Fee for each board meeting attended	$1,500
Fee for each committee meeting attended	$1,000

In addition, ThermoGenesis reimburses its directors for their reasonable expenses incurred in attending meetings of the Board and its committees.

On the first business day of the fiscal year, each ThermoGenesis non-employee director who has served for one full year automatically receives a nonqualified stock option grant of 15,000 shares.  Upon the initial election of any new non-employee director, the director receives a nonqualified stock option grant of 25,000 shares. In both instances, the exercise price is equal to the closing price of the common stock on the date of grant.  The options have a four year life, vest over three years and continue to vest, even after a director’s service has terminated.

Director Compensation Table

The following table sets forth the compensation received by each of the Company’s non-employee Directors. Each non-employee director is considered independent under NASD listing standards.  Their compensation is described in the Summary Compensation Table below.  Mr. Plavan, the Chief Executive Officer of the Company was a member of the board of directors in fiscal 2013 and received no additional compensation for serving on the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)(2) ($)	Option Awards(1)(3) ($)		Total ($)
Mr. Craig W. Moore	66,000	14,000	8,000	(4)	88,000
Mr. David W. Carter resigned effective May 21, 2013	46,000	--	8,000	(4)	54,000
Mr. Patrick J. McEnany	54,000	--	8,000	(4)	62,000
Mr. Robin C. Stracey	33,000	19,000	--		52,000

(1)	The amounts reported are the aggregate grant date fair value of the awards computed in accordance with Financial Accounting Standards Board’s Codification topic 718. See Note 1 of notes to Financial Statements set forth in our Annual Report on Form 10-K for fiscal 2013 for the assumptions used in determining such amounts for option awards.
(2)	Prior to the beginning of the calendar year Mr. Moore and Mr. Stracey elected to receive common stock in lieu of cash for a portion of their Board of Director fees, which fees are paid in quarterly installments.
(3)	The following table sets forth the aggregate number of option awards held by each non-employee director as of June 30, 2013:

Name	Aggregate Number of Option Awards
Mr. Craig W. Moore	61,250
Mr. David W. Carter	61,250
Mr. Patrick J. McEnany	94,000
Mr. Robin C. Stracey	25,000

(4)	$8,000 reflects the grant date fair value of the annual option awarded to existing directors who have served for one full year at the time of grant.

Certain Relationships and Related Transactions

ThermoGenesis

During 2013, ThermoGenesis believes that there has not been any transaction or series of similar transactions to which it was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5.0% of ThermoGenesis common stock, or members of any such person’s immediate family, had or will have a direct or indirect material interest, other than compensation described in “Executive Compensation,”  including retention bonus payments severance compensation and payments for consulting services to certain of the Named Executive Officers. Pursuant to the charter of ThermoGenesis’ audit committee, the audit committee has the responsibility to review and approve the terms of all transactions between ThermoGenesis and any related party, as that term is defined under applicable NASDAQ listing standards; however, compensation arrangements with related parties are reviewed by the compensation committee or the entire board, and the board retains the authority to review and approve other related party transactions. In connection with consideration of related party transactions, the audit committee or the board requires full disclosure of material facts concerning the relationship and financial interest of the relevant individuals involved in the transaction, and then determines whether the transaction is fair to ThermoGenesis. Approval is by means of a majority of the independent directors entitled to vote on the matter.

ThermoGenesis intends that any such future transactions will be approved by the audit committee and will be on terms no less favorable to ThermoGenesis than could be obtained from unaffiliated third parties.

TotipotentRX

TotipotentRX engaged in the following related party transactions with persons that will serve as directors or officers of the combined company:

•	TotipotentRX issued a promissory note to Kenneth L. Harris for the original principle sum of $75,000 executed on May 28, 2008, amended effective May 28, 2011, May 28, 2012, and May 28, 2013. The maturity date is May 27, 2014, and the note accrues interest at a rate of 7.0% per annum.
•	TotipotentRX issued a promissory note to Mitchel Sivilotti for the original principle sum of $75,000 executed on May 28, 2008, amended effective May 28, 2011, May 28, 2012 and May 28, 2013. The maturity date is May 27, 2014, and accrues interest at a rate of 7.0% per annum.
•	TotipotentRX issued a promissory note to Kenneth L. Harris for the original principle sum of $30,000 executed on August 28, 2008, amended effective August 28, 2011, August 28, 2012 and August 28, 2013. The maturity date is August 27, 2014 and the note accrues interest at a rate of 7% per annum.
•	TotipotentRX issued a promissory note to Mitchel Sivilotti for the original principle sum of $60,000, effective December 20, 2012, with a December 19, 2013 maturity date. The promissory note accrues interest at a rate of 7.0% per annum.

THERMOGENESIS’ BUSINESS

Business Overview

ThermoGenesis Corp. is a leading designer and supplier of clinical technologies for processing, storage and administration of stem cells used in the practice of regenerative medicine.  Regenerative medicine is an emerging field using cell-based therapies to treat a number of clinical indications, including the repair or restoration of diseased or damaged tissue and cell function.  ThermoGenesis products automate the volume reduction and cryopreservation of adult stem cell concentrates from cord blood, peripheral blood, and bone marrow for use in laboratory and point-of-care settings.  ThermoGenesis primary business model is based on the sale of medical devices and the recurring revenues generated from their companion single-use, sterile disposable products. ThermoGenesis currently sell its products in approximately 30 countries throughout the world to customers that include private and public cord blood banks, surgeons, hospitals and research institutions. ThermoGenesis’ worldwide commercialization strategy relies primarily on the utilization of distributors.  ThermoGenesis was founded in 1986 and is located in Rancho Cordova, California.

ThermoGenesis’ growth strategy is to expand its offerings in regenerative medicine while partnering with other pioneers in the stem cell arena to accelerate ThermoGenesis’ worldwide penetration of this growing market.

Regenerative medicine represents a new paradigm in human health and the treatment of disease and injury. It is uniquely capable of altering the fundamental mechanisms of disease and through translational medicine has the potential to be harnessed for the treatment of acute and chronic conditions has demonstrated curative potential never before seen.

ThermoGenesis believes its enabling tools and technologies are foundational to the automation and commercialization of regenerative medicine practiced at the point-of-care. However, global regulatory bodies are increasing their oversight and placing a greater burden of proof on device manufacturers to demonstrate the safety, consistency, predictability and effectiveness of in-vivo use from the cells produced by ThermoGenesis’ devices.  In a laboratory or manufacturing setting the consistency and predictability are controlled by the rigorous validated procedures and test methods around their Good Manufacturing Practices (cGMP).   A point-of-care product is used by and in a physician managed environment where the safety and well-being of the patient is the key principle.  Therefore enabling the physician to ensure a point-of-care product delivers a clinically effective cell therapy meeting current cGMP quality standards requires rigorous precision and consistent control mechanisms of all variables at the patient bed side during a procedure, including but not limited to cell temperatures, dosing, cell viability, and viscosity. All of these control processes must be simple, rapid, and cost effective to become a routine treatment modality.

To capture the true potential of ThermoGenesis’ technological assets and know-how across the entire value stream of regenerative medicine, ThermoGenesis believes it must broaden its clinical capabilities and extend ThermoGenesis’ presence into point-of-care to ensure a level of consistency and control across multiple indications and delivery settings. In doing so, ThermoGenesis will evolve into a fully integrated regenerative medicine company capable of developing and delivering safe and consistently efficacious, commercially viable autologous cell therapies physicians can deliver with ease, in less than 60 minutes, at the patient’s bed-side.  ThermoGenesis believes this transformation will substantially expand its addressable markets to include billion dollar patient populations within the vascular and orthopedic markets.

ThermoGenesis’ Solutions
ThermoGenesis believes its automated products significantly enhance the safety, reproducibility and viability of regenerative medical procedures and expand the use and success of those products in clinical treatment through their ease of use and high cell recovery rates.  ThermoGenesis’ competitive advantage is achieved through applying its advanced research and engineering capabilities to the development of a comprehensive line of products for healthcare providers to utilize in regenerative medicine.  ThermoGenesis’ solutions enable its customers to automate their processes, comply with quality regulations, improve their efficiency and produce therapeutic doses of high quality stem cell concentrates.

Key Events and Accomplishments
The following are key events and accomplishments that occurred in fiscal 2013:

•	Received Registration Approval for AXP in China.
ThermoGenesis’ AXP received registration approval from China’s State Food & Drug Administration enabling the Company to initiate commercial distribution in China.
•	Signed Golden Meditech Holdings Limited (Golden Meditech) AXP Distribution Agreement
ThermoGenesis signed an exclusive, subject to existing distributors and customers, agreement to distribute the AXP Disposable Blood Processing Set in China and several Southeast Asian countries.
•	AXP System Selected by New Customers in United Kingdom and Portugal
ThermoGenesis’ AXP system was selected by United Kingdom’s NHS Blood and Transplant (NHSBT) which manages six cord blood collection facilities and operates a cord blood bank laboratory under a five-year exclusive agreement and Crioestaminal, a leading cord blood stem cell bank in Portugal.
•	Sold ThermoLine Product Line to Helmer Scientific.
The sale of ThermoGenesis’ ThermoLine plasma freezer and thawer product line was part of its growth strategy to focus its core business on developing enabling technologies for the stem cell regenerative medicine market.
•	Signed New Cord Blood Products Distribution Agreements.
ThermoGenesis signed three integrated distribution agreements with Concessus,  HVD Biotech Vertriebs GmbH and Comercia Exportacao e Importacao de Materials Medicos to provide a customer-centric focus that  incorporates sales, service and support for its cord blood product portfolio.

Market Overview

Regenerative Medicine Market
Regenerative cell therapy relies on replacing diseased, damaged or dysfunctional cells with healthy, functioning ones or repairing damaged or diseased tissue.  A great range of cells and cell components can serve in cell therapy, including cells found in peripheral blood and umbilical cord blood, bone marrow etc.

The regenerative medicine market continues to experience meaningful advances in clinical efficacy using cells and cell components as measured by the number of FDA and EU therapeutic product approvals and product commercialization of cell based therapies.  The vast majority of this progress has been achieved through the broader application of adult stem cells, reflecting a greater awareness and appreciation of their therapeutic potential.

Positive results generated from the application of adult stem cells have resulted in greater government and private sector investment in the research and development of new cell therapies, including the continued advancement of existing treatments.

The regenerative medicine market is comprised of companies developing components which harvest, process, purify, expand, modify, cryopreserve, store or administer cells (i.e. devices and methods) or therapeutic providers commercializing cellular therapeutic agents (i.e. cell therapeutics).  These cells and cell constituents can be stem cells, modified autologous cells, i.e. cell vaccines, and cell carrier packages for therapeutic cytokines and growth factors, i.e. platelets, cytokine or growth factor(s) as purified biologicals, and gene or plasmid therapies for in vivo production of protein having a direct impact on regeneration.  Key success factors include:

•	Target or purified cell recovery rates
•	Efficiency of cell processing, including time
•	Cost of care
•	Product quality and dose specific efficacy
•	Purity, viability and potency of stem cells
•	Obtaining regulatory approval / U.S. Food and Drug Administration (FDA) clearance

Broadly speaking, target cells are harvested from a donor or patient, further processed or expanded, manufactured into an effective safe dose, and implanted into a patient through a specific device.

Cells are processed in the laboratory as well as in the operating room or point-of-care setting.  Point-of-care applications involve the processing of patient cells in conjunction with a surgical procedure in an operating room or in an outpatient clinical setting.  The laboratory market requirements include, but are not limited to, current cGMP, objective quality assurance and the ability to process multiple samples at one time.  Requirements for the point-of-care include sterile field packaging, portability, minimal processing steps, predictable target cell recovery rates, real time diagnostics, devices to harvest, process, and deliver the cells, and of course rapid speed of processing.  These market requirements must be considered and translated into product features and benefits for successful market adoption.

The availability of therapeutic cells, including stem cells, at the point-of-care enables physicians to apply cells across an array of applications.  In the United States the regulations governing the use of tissue and cells are defined in the Public Health Services Act under Sections 351 and 361.  Cells intended to treat patients which are autologous, minimally manipulated, homologous and not combined with another regulated article are categorized as 361 agents and may be prescribed by physicians without a PreMarket Approval (PMA) or Biological License Approval (BLA).  All other cell products are therefore regulated as 351 tissue or cell treatments and can only be used within an approved clinical trial or as defined in the PMA/BLA license.  Therefore, many physicians are now choosing to study patient outcomes to understand the benefits of the therapeutic cells under their own independently-sponsored and regulated studies.  Such research efforts are growing and already include studies using cells derived from bone marrow, peripheral blood, cord blood, adipose, and placenta sources in diverse areas such as spinal fusion, non-healing fractures, wound healing, radiation injury, breast reconstruction and augmentation, cardiovascular applications, peripheral vascular disease and liver disease among many others.

In terms of the largest market opportunities, the current forecast is that commercial products will come first in orthopedics, cardiology, skin and wound healing, diabetes and central nervous system disorders. With initiatives like the Armed Forces Institute for Regenerative Medicine (AFIRM), the acceleration of therapy development for the treatment of wounded warriors could create more rapid adoption for general patient populations due to the significant clinical research dollars and highly-collaborative nature of the AFIRM program1.

Market Size
Market estimates for regenerative medicine include pathologies that affect vast numbers of people of all age groups.

Below is illustrated the 2009 to 2018 forecast for the global markets in tissue engineering, cell therapy and transplantation, by clinical area.

1Excerpts from Oct. 2012 white paper: A Private Investor Guide to Regenerative Medicine Unique Opportunities in an Emerging Field- www.regenerativemedicinefoundation.org.

Regenerative medicine can capitalize on the trends surrounding cost containment. As healthcare costs rise, there has been a similar boost in efforts to limit expenses by employers, payers and the government. If regenerative medicine therapies can provide a cost-effective alternative to current treatments, physicians and hospitals might have an incentive to more readily adopt them. Again, the need for baseline clinical and cost data, and more comprehensive studies, is as critical as funding the research itself.

Overall demographics make a compelling case for examination of regenerative medicine as a field of the future. The demands of an aging population places ever increasing demands on healthcare delivery requirements and cost, and most prominently shows up as in the dramatic percentage of gross domestic product (GDP) spending on healthcare. The U.S. alone spent an estimated $2.2 trillion, or 16.0% of GDP, on healthcare in 2006, a figure that is expected to reach $4.1 trillion by 2016. By 2040, the senior citizen population will double in the U.S. to about 70 million and about 25.0% of GDP could be devoted to healthcare by that time.1

Cord Blood Market
Since the first cord blood transplant was carried out in 1988, stem cells derived from umbilical cord blood have been used in more than 30,000 transplants worldwide to treat a wide range of blood diseases, genetic and metabolic disorders, immunodeficiencies and various forms of cancer.  Today over 4,000 cord blood transplantations are performed annually and that number is expected to grow.

Cord blood banks now exist in nearly every developed country, as well as several developing nations.

Cord blood banking can be divided into 3 segments; private, public and public/private (hybrid) with private companies serving individual families and public banks serving the broader public. The hybrid private/public banks use revenue generated from patrons from their private sector to fund a public bank.

The number of units a cord bank receives is somewhat related to how many sites from which they receive units. Some cord blood banks may receive units only from nearby hospitals and birthing centers, while others allow mail-in units from a wide geographic region via courier services.

Cord blood use in clinical applications remains limited today to blood based cancers and genetic disorders.  Although the U.S. FDA has approved a few BLA licenses for certain public cord blood products additional research and clinical trials are essential for applications beyond hematopoietic reconstitution and genetic disorders in pediatric patients.

Product Overview

ThermoGenesis provides products and technologies to enable highly-effective cell separation, processing and cryopreservation for storage of biological fluids including umbilical cord blood and bone marrow in a proprietary format.  These proprietary products and technologies are designed for use in the laboratory as well as point-of-care.
Cord Blood

•    The AXP System is a medical device with an accompanying disposable bag set that isolates and retrieves stem cells from umbilical cord blood.  The AXP System provides cord blood banks with an automated method to concentrate adult stem cells which reduces the overall processing and labor costs with a reduced risk of contamination under cGMP conditions.  The AXP System retains over 97.0% of the mononuclear cells (MNCs).  High MNC recovery has significant clinical importance to patient transplant survival rates.  Self-powered and microprocessor-controlled, the AXP device contains flow control optical sensors that achieve precise separation.

ThermoGenesis’ market for the AXP System includes both private and public cord blood banks.  In private banks, parents pay to preserve the cord blood cells from their offspring for family use, while a public bank owns cord blood stem cells donated by individuals, which are then available to the public for transplantation.  Also, there are banks ThermoGenesis consider “public/private” that offer both services.  Some public sites are evaluating the inclusion of a private bank within their facility.  Since the infrastructure to process and store cord blood is already in place, they see it as a way of funding their public side.

The AXP System has been commercially available since 2006, marketed under a Master File with the FDA.  In 2007, ThermoGenesis received 510(k) clearance from the FDA for use in the processing of cord blood for cryopreservation.

•    The BioArchive System is a robotic cryogenic medical device used to cryopreserve and archive stem cells for future transplant and treatment.  Launched in fiscal 1998, ThermoGenesis’ BioArchive Systems have now been purchased by over 110 umbilical cord blood banks in over 35 countries for the archiving, cryopreservation and storage of stem cell preparations extracted from human placentas and umbilical cords for future use.

The BioArchive System is designed to store over 3,600 stem cell samples.  It is the only fully-automated, commercially available system on the market that integrates controlled-rate freezing, sample management and long term cryogenic storage in liquid nitrogen.  The robotic storage and retrieval of these stem cell units improves cell viability, provides precise inventory management and minimizes the possibility of human error.

Bone Marrow

•    The Res-Q 60 BMC, is a rapid, reliable, and easy to use product for cell processing at the point-of-care.  The product is a centrifuge-based disposable device designed for the isolation and extraction of specific stem cell populations from bone marrow.  The product was launched in 2009.  The key advantages of the Res-Q 60 BMC include (a) delivering a high number of target cells from a small sample of bone marrow, and (b) providing a disposable that is highly portable and packaged for the sterile field.  These features allow the physician to process bone marrow and return the cells to the patient in 15 minutes.

•    The MarrowXpress® or MXP System, a derivative product of the AXP and its accompanying disposable bag set, isolates and concentrates stem cells from bone marrow aspirate and its initial application is for the preparation of cells for regeneration of bone in spinal fusion procedures.  The product is an automated, closed, sterile system that volume-reduces blood from bone marrow to a user-defined volume in 30 minutes, while retaining over 90.0% of the MNCs, a clinically important cell fraction. Self-powered and microprocessor-controlled, the MXP System contains flow control optical sensors that achieve precise separation.  In June 2008, ThermoGenesis received the CE-Mark, enabling commercial sales in Europe.  In July 2008, ThermoGenesis received authorization from the FDA to begin marketing the MXP in the U.S. for the preparation of cell concentrate from bone marrow.

PRP
•    The Res-Q 60 PRP, is designed to be used for the safe and rapid preparation of autologous PRP from a small sample of blood at the point-of-care. The product allows PRP to be mixed with autograft and/or allograft bone prior to application to a bony defect in the body.  The Res-Q 60 PRP received FDA 510(k) clearance in June of 2011.

Sales and Distribution Channels

ThermoGenesis’ markets and sells its products primarily through independent distributors.  During fiscal 2013, ThermoGenesis employed new integrated distribution arrangements whereby ThermoGenesis suite of cord blood products are distributed into specific territories by a single distributor.  The new arrangements have improved the customer experience by streamlining their product, service and support needs through a single point of contact.

Business Development

ThermoGenesis continues to have encouraging discussions with multiple potential partners aimed at identifying and developing growth opportunities beyond its current product offerings and geographies.  These include leveraging ThermoGenesis’ technology platforms to create new products for ThermoGenesis’ existing markets, cord blood and bone marrow processing and adjacent markets such as adipose tissue processing.  In addition, ThermoGenesis seek to develop products that serve more of the cell processing work flow continuum from cell sourcing and preparation through to preservation and patient administration.

ThermoGenesis’ maintain a rigorous flow of discussions with numerous organizations having complementary products, services or other relevant assets.  ThermoGenesis is optimistic that its business development efforts will generate increased sales and stockholder value through the advancement of existing products into new applications and through the development and commercialization of new products.

Competition

The regenerative medicine and medical device industries are characterized by rapidly evolving technology and intense competition from medical device companies, pharmaceutical companies and stem cell companies operating in the field of cardiac, vascular, orthopedics and neural medicine.  The primary competitors for ThermoGenesis’ current product mix include automated cell processing systems from BioSafe, TerumoBCT (formerly COBE), non automated processing from Terumo Cardiovascular Systems, Biomet, CytoMedix and cell cryopreservation storage systems from Chart Industries and Taylor-Wharton.

Clinical Evaluations

ThermoGenesis believes that increasing the amount of available clinical data demonstrating the safety and efficacy of its products is a competitive differentiator and will continue to be a major element of ThermoGenesis’ growth strategy.  As such, indication-specific clinical data will be essential for broad market acceptance and regulatory approval.

Below are examples of third-party clinical evaluations ThermoGenesis is supporting:

Sponsor/Site	Product	Indication	Purpose	Status
TotipotentSC/ Fortis Hospital, New Delhi, India	Res-Q	Critical Limb Ischemia (“CLI”) /Peripheral Artery Disease (“PAD”)	Purpose is to establish Res-Q 60 BMC safety/efficacy for CLI (Ph1b study)	Underway – Follow up observations
Celling Technologies, LLC “Celling”/ UC Davis	Res-Q	Non-union bone fractures	Purpose is to establish Res-Q 60 BMC safety/efficacy for non-union bone fractures.	Enrollment complete – Follow up observations and assessment
Second University of Naples, Italy	MXP	CLI /PAD	Purpose is to establish MXP BMC safety/efficacy for CLI	Complete: Data analysis and assessment

Research and Development

ThermoGenesis’ research and development activities in fiscal 2013 focused on developing or expanding contract manufacturing capabilities for low cost disposables and building on its product quality leadership position.  Significant investments were also made to support product registration in China, Taiwan, India and South Korea.  In fiscal 2014, ThermoGenesis’ plans to introduce new features and enhancements to the AXP and MXP platforms.  Research and development expenses were $2,991,000, $3,729,000 and $3,003,000 for the years ended June 30, 2013, 2012 and 2011, respectively.  These totals include expenses related to engineering, regulatory, scientific and clinical affairs.

Manufacturing

ThermoGenesis’ long-term manufacturing strategy continues to be utilizing high quality, low cost contract manufacturers for production of routine products while maintaining in-house manufacturing capabilities for complex, low volume devices that depend upon core technologies.  ThermoGenesis has completed virtually all of its major outsourcing programs.

Quality System

ThermoGenesis quality system has been created to be harmonized with domestic and international standards and is focused to ensure it is appropriate for the specific devices ThermoGenesis’ manufacture.  ThermoGenesis corporate quality policies govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of all finished devices intended for human use. These requirements are intended to ensure that finished devices will be safe and effective and otherwise in compliance with the FDA Quality System Regulation (QSR) (21 CFR 820) administered by the FDA and the applicable rules of other governmental agencies.

ThermoGenesis, as well as any contract manufacturers of its products, are subject to inspections by the FDA and other regulatory agencies for compliance with applicable regulations, codified in the QSR which include requirements relating to manufacturing processes, extensive testing, control documentation and other quality assurance procedures.  ThermoGenesis’ facilities have undergone International Organization of Standards (ISO) 13485:2012 and EU Medical Device Directive (MDD) (93/42/EEC) inspections and ThermoGenesis has obtained approval to CE-Mark its products.  Failure to obtain or maintain necessary regulatory approvals to market ThermoGenesis’ products would have a material adverse impact on its business.

Regulatory Strategy

ThermoGenesis’ regulatory strategy is to be involved in selective clinical programs that generate data to help fuel adoption of its product offerings.  ThermoGenesis has a quality and regulatory compliance management system that complies with the requirements of the ISO 13485: 2012 standard, the FDA’s QSR, the European Union MDD, the Canadian Medical Device Regulations (SOR 98-282), and other applicable local, state, national and international regulations.

ThermoGenesis’ medical devices are subject to regulation by numerous government agencies, including the FDA and comparable state and foreign agencies.  To varying degrees, each of these agencies requires ThermoGenesis to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, installation and servicing, clinical testing, post-market surveillance and approval of its products, including investigational, and commercially-distributed medical devices.  These international, national, state, and local agencies set the legal requirements for ensuring ThermoGenesis’ products are safe and effective, as well as manufactured, packaged and labeled in conformity with cGMP established by the FDA, as well as comparable regulations under the MDD of the EU.  Virtually every activity associated with the manufacture and sale of ThermoGenesis’ products and services are scrutinized on a defined basis and failure to implement and maintain a Quality Management System could subject the Company to civil and criminal penalties.

Class III Devices

Before certain medical devices may be marketed in the U.S., they must be approved by the FDA.  FDA approval depends on the classification of the device.  If the product is a Class III device, the FDA approval process includes the following:

•	Extensive pre-clinical laboratory and animal testing,
•	Submission and approval of an Investigational Device Exemption (IDE) application,
•	Human clinical trials to establish the safety and efficacy of the medical device for the intended indication, and
•	Submission and approval of a PMA application to the FDA.

Pre-clinical trials include laboratory evaluation, through in vitro and in vivo animal studies, to obtain safety and dosage information about the product to justify future clinical trials in human subjects.  Safety testing is performed to demonstrate the biocompatibility of the device, particularly if the device is intended to come into contact with blood or other body tissues.  Pre-clinical studies must be performed by laboratories which comply with the FDA’s Good Laboratory Practices regulations.  The results of the pre-clinical studies are submitted to the FDA as part of an IDE application and are reviewed by the FDA before human clinical trials can begin.

Clinical trials involve the application of the medical device or biologic produced by the medical device to patients by a qualified medical investigator, after approval from an Institutional Review Board (IRB), and in certain jurisdictions having authorization for the trial under investigational use.  Medical device trials which are conducted inside the U.S. are subject to FDA preapproval under either 21 C.F.R. Part 812, known as IDE application, or 21 C.F.R. Part 312, known as Investigation New Drug (IND) application.  Clinical trials conducted outside the U.S., and the data collected therefrom, are allowed per the requirements outlined in 21 C.F.R. Part 312.120.

Medical device clinical trials are typically conducted as a Phase III clinical trial.  A Phase II or combined Phase I/II safety pilot trial may be performed prior to initiating the Phase III clinical trial to determine the safety of the product for specific targeted indications or dosage optimization studies.  The FDA, the clinical trial sponsor, the investigators or the IRB may suspend clinical trials at any time if any one of them believes that study participants are being exposed to an unacceptable health risk.

The combined results of product development, pre-clinical studies, and Phase III clinical studies are submitted to the FDA as a PMA application for approval of the marketing and commercialization of the medical device in the U.S.  The FDA may deny the approval of a PMA application if applicable regulatory criteria are not satisfied or it may require additional clinical testing.  Even if the appropriate data is submitted, the FDA may ultimately decide the PMA application does not satisfy the criteria for approval.  Product approvals, once obtained, may be withdrawn if compliance with regulatory standards is not maintained or if safety concerns arise after the product reaches the market.  The FDA may require post-marketing testing and surveillance programs to monitor the effect of the medical devices that have been commercialized and has the power to prevent or limit future marketing of the product based on the results of such programs.

Class II Devices

Several of ThermoGenesis’ medical devices, such as the BioArchive, Res-Q 60 PRP and AXP are categorized as Class II.  These devices have a lower potential safety risk to the patient, user, or caregiver.  A PMA submission is not a requirement for these devices.  A similar (but simpler and shorter) process of premarket notification, known as a 510(k) submission, is required to demonstrate substantial equivalence to another legally U.S. marketed device.  Substantial equivalence means that the new device is at least as safe and effective as the predicate.  Once the FDA has notified the Company that the product file has been cleared, the medical device may be marketed and distributed in the U.S.

Class I Devices

Some of ThermoGenesis’ products, such as MXP and Res-Q 60 BMC that have minimal risk to the intended user have been deemed by the FDA as being exempt from FDA approval or clearance processes.  While submissions to the FDA are not a requirement for these Class I (low risk) devices, compliance with the QSR is still mandated.

Other U.S. Regulatory Information

Failure to comply with applicable FDA requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production or loss of distribution rights.  It may also include the refusal of the FDA to grant approval of a PMA or clearance of a 510(k).  Actions by the FDA may also include withdrawal of marketing clearances and possibly criminal prosecution.  Such actions, if taken by the FDA, could have a material adverse effect on the Company’s business, financial condition, and results of operation.

Each manufacturing establishment must be registered with the FDA and is subject to a biennial inspection for compliance with the Federal Food, Drug, and Cosmetic Act and the QSRs.  In addition, each manufacturing establishment in California must be registered with the California State Food and Drug Branch of the California Department of Public Health and be subject to an annual inspection by the State of California for compliance with the applicable state regulations.  Companies are also subject to various environmental laws and regulations, both within and outside the U.S.  ThermoGenesis’ operations involve the use of substances regulated under environmental laws, primarily manufacturing and sterilization processes.  Workplace safety, hazardous material, and controlled substances regulations also govern ThermoGenesis’ activities.  The Company has a California Environmental Protection Agency Identification number for the disposal of biohazardous waste from its research and development biological lab.  ThermoGenesis’ cost associated with environmental law compliance is immaterial.  The California State Food and Drug Branch of the California Department of Public Health completed a quality system compliance audit resulting with zero observations in fiscal 2011.  The FDA audited ThermoGenesis in fiscal 2012 resulting in two minor non-conformances that were resolved before the end of the audit.

International Regulatory Requirements

Internationally, ThermoGenesis is required to comply with a multitude of other regulatory requirements.  These regulations may differ from the FDA regulatory scheme.  In the EU, a single regulatory approval process has been created and approval is represented by the CE-Mark.  To be able to affix the CE-Mark to ThermoGenesis’ medical devices and distribute them in the EU, ThermoGenesis must meet minimum standards for safety and quality (known as the essential requirements) and comply with one or more conformity rules.  A notified body assesses ThermoGenesis quality management system and compliance to the MDD.  Marketing authorization for ThermoGenesis’ products is subject to revocation by the applicable governmental agency or notified body under the EU which are subject to annual audit confirmations with respect to ThermoGenesis’ quality system.

Patents and Proprietary Rights

ThermoGenesis believes that patent protection is important for its products and potential segments of its current and proposed business.  In the U.S., ThermoGenesis currently holds 11 patents, and has 4 patents pending to protect the designs of products that it intends to market.  ThermoGenesis has received notices of issuance for three of the pending U.S. applications.  It is ThermoGenesis’ policy to seek foreign patent protection in relevant markets around the world.

Patent positions of medical device companies, including ThermoGenesis’, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of ThermoGenesis’ pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, ThermoGenesis cannot be certain that it was the first to invent the subject matter covered by its pending U.S. patent applications or that it was the first to file non-U.S. patent applications for such subject matter.

If a third-party files a patent application relating to an invention claimed in ThermoGenesis’ patent application, ThermoGenesis may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that ThermoGenesis’ patents, if issued, would be upheld as valid in court.

Licenses and Distribution Rights

Cord Blood Registry Systems, Inc. (CBR)

On November 26, 2013, ThermoGenesis and CBR entered into a Forbearance Agreement to the License and Escrow Agreement whereas CBR agrees to forebear from exercising the rights and remedies available to it in the event of a default for a period of 30 days from the effective date of the forbearance.

On October 30, 2013, ThermoGenesis and CBR entered into a second extension addendum to the License and Escrow Agreement dated June 15, 2010, as amended on February 6, 2013 and July 16, 2013, to amend and reduce one of its financial covenants that ThermoGenesis must meet in order to avoid an event of default. The License and Escrow Agreement was amended to reduce the amount of cash and short-term investments net of debt or borrowed funds to not less than three million five hundred thousand dollars ($3,500,000) at any month end through December 31, 2013. Thereafter, the minimum cash and short-term investments net of debt or borrowed funds will not be less than six million dollars ($6,000,000) at any month end.

On July 26, 2013, ThermoGenesis entered into an extension addendum to the License and Escrow Agreement to amend and reduce the minimum cash and short-term investments balance to $3,500,000 at any month end through October 31, 2013.  Thereafter, it reverts back to $6,000,000 at any month end.

On February 6, 2013, ThermoGenesis entered into an amendment to the License and Escrow Agreement to amend and reduce the financial covenants that it must meet in order to avoid an event of default.  The modified covenants include a minimum cash and short-term investments balance of not less than $4,000,000 at any month end through June 30, 2013, which reverts back to $6,000,000 at any month end, and a quick ratio of 1.75 to 1 at the end of any month.

In June 2010, ThermoGenesis and CBR entered into a License and Escrow Agreement as a method to provide assurances to CBR of continuity of product delivery and manufacturing for CBR’s business, and to alleviate concerns about long term supply risk.  ThermoGenesis is the sole provider to CBR of devices and disposables used in the processing of cord blood samples in CBR’s operations.  Under the agreement, ThermoGenesis granted CBR a non-exclusive, royalty-free license to certain intellectual property necessary for the potential manufacture and supply of AXP devices and certain AXP disposables.  The license is for the sole and limited purpose of manufacturing and supplying the AXP and related disposables for use by CBR.  The licensed intellectual property will be maintained in escrow and will be released to and used by CBR if and only if ThermoGenesis defaults under the Agreement.  Originally, default occurred if ThermoGenesis (1) fails to meet certain positive cash flow metrics for each rolling quarterly measurement period beginning December 31, 2010, except where the following two measures are met, (2) failure to meet cash balance and short-term investments of at least $6 million at the end of any given month, or (3) failure to meet a quick ratio of 2 to 1 at the end of any given month.

On August 22, 2006, ThermoGenesis announced that GEHC and CBR, the world’s largest family cord blood bank, signed a multi-year contract to supply CBR with ThermoGenesis’ AXP System.  In conjunction with this agreement, ThermoGenesis signed a Product Development and Supply Assurance Agreement with CBR which assures the supply of AXP products for a 15-year period.

Golden Meditech

In August 2012, ThermoGenesis entered into a Product Purchase and International Distributor Agreement with Golden Meditech. Under the terms of the agreement, Golden Meditech obtained the exclusive, subject to existing distributors and customers, rights to develop an installed base for ThermoGenesis’ AXP System in specified countries.  This right includes the right to distribute AXP Disposable Blood Processing Sets and use rights to the AXP System, and other accessories used for the processing of stem cells from cord blood.  Golden Meditech has rights in the People’s Republic of China (excluding Hong Kong and Taiwan), India, Singapore, Indonesia, and the Philippines and may begin selling once relevant approval has been obtained in each respective country. Additionally, Golden Meditech is subject to certain annual minimum purchase commitments.  The term of the agreement is for 5 years with one year renewal options by mutual agreement.

Asahi

Effective June 30, 2012 Asahi exercised its option to purchase certain intellectual property rights of the Company for the CryoSeal System, including, but not limited to, patents and patent applications, trademarks and any and all commercial and technical know-how.  The intellectual property rights were sold for $2,000,000 which was received in August 2012.

In June 2010, ThermoGenesis and Asahi entered into an amendment of their Distribution and License Agreement, originally effective March 28, 2005.  Under the terms of the amendment, Asahi obtained exclusive rights to distribute the CryoSeal System in South Korea, North Korea, Taiwan, the People’s Republic of China, the Philippines, Thailand, Singapore, India and Malaysia.  These rights included the exclusive right to market, distribute and sell the processing disposables and thrombin reagent for production of thrombin in a stand-alone product.  The Company will provide support to Asahi in the form of maintaining manufacturing capabilities of the CryoSeal System until the earlier of when Asahi receives regulatory approval from the Ministry of Health, Labour and Welfare (MHLW) or December 31, 2012, upon which the Company shall have no further obligation to manufacture.  Asahi received regulatory approval on August 31, 2011.  Asahi shall continue to have the right to manufacture such products in Japan and shall additionally have a non-exclusive right to manufacture such products outside of Japan and would make royalty payments to the Company for products it manufactures and sells.  The Amendment extends the agreement eight years with automatic one year renewals.  Asahi paid us a $1,000,000 license fee, which was fully earned and non-refundable as of June 30, 2012.  Concurrent with exercising the purchase option, the terms and conditions of the Amendment terminated.

Arthrex

In January 2012, ThermoGenesis entered into an agreement with Arthrex.  Under the terms of the agreement, Arthrex obtained exclusive rights in certain territories to sell, distribute and service ThermoGenesis’ Res-Q 60 System technology for use in the preparation of autologous PRP and BMC for sports medicine applications and orthopedic procedures.  ThermoGenesis granted Arthrex a limited license to use the intellectual property as part of enabling Arthrex to sell the products.  Arthrex will purchase products from ThermoGenesis to distribute and service at certain purchase prices, which may be changed after an initial period.  The agreement contains purchase minimums that must be met on a yearly basis for Arthrex to maintain its exclusivity.  Arthrex also pays a certain royalty rate based upon volume of products sold.  The term of the agreement is for five years, subject to an extension right of an additional three years.

Nanshan

In November 2010, ThermoGenesis and Nanshan entered into an International Distributor Agreement.  Under the terms of the agreement, Nanshan obtained rights to sell, distribute, and service ThermoGenesis’ MXP and Res-Q product lines in the People’s Republic of China and Hong Kong (not including Taiwan).  The term of the agreement is for four years, subject to extension rights.  Nanshan was granted restricted common stock upon execution of the agreement in the amount of 0.5% of the total outstanding common stock of ThermoGenesis which equaled 70,117 shares.  Nanshan has the right to additional grants of restricted common stock of ThermoGenesis over the term of the agreement in an amount up to 806,000 shares upon the achievement of certain milestones up to $43 million in cumulative sales.  Effective December 25, 2012, the agreement was terminated.  As the distribution agreement has terminated, Nanshan is no longer eligible to earn additional shares of common stock.

BioParadox LLC (BioParadox)

In October 2010, ThermoGenesis and BioParadox entered into a License and Distribution Agreement.  Under the terms of the agreement BioParadox obtained exclusive world-wide rights for the use, research and commercialization of the Res-Q technology in the production of PRP in the diagnosis, treatment and prevention of cardiovascular disease.  The term of the agreement will depend on the satisfaction by BioParadox of certain milestones, or the payment of extension fees.  If certain delivery or financial metrics are not maintained, the agreement requires ThermoGenesis to place in escrow the detailed instructions for manufacturing the products.  BioParadox will have the right to manufacture the product for the cardiac field for the term of the agreement in the event of a default by ThermoGenesis or if certain on-time delivery metrics or supply requirements are not met.

GEHC
In January 2012, ThermoGenesis and GEHC signed an amendment, effective August 1, 2012.  Under the terms of the amendment, GEHC will continue to distribute the AXP product line in the United States and Canada.  The purchase prices for the products are fixed.  The amendment will automatically renew for one year terms unless terminated by either party with 90 days notice.  On August 26, 2013, ThermoGenesis sent GEHC a 90 day notice of termination, which terminates the agreement effective November 24, 2013.

In January 2010, ThermoGenesis and GEHC also signed an amendment to extend their Amended and Restated International Distribution Agreement, effective February 1, 2010. Under the terms of the amendment, the contract ran through July 31, 2012, GEHC continued to distribute the AXP product line in the United States, Canada and approximately 25 countries throughout the world, excluding certain countries in Latin America, Asia, CIS, Eastern Europe and the Middle East.  The amendment provided incentives for both parties related to sales success, product quality and delivery.  Under the original agreement, signed October 13, 2005, ThermoGenesis received fees for the rights granted under the agreement.  The amounts received are being recognized as revenue on the straight-line method over the initial five year term of the contract.

In May 2010, ThermoGenesis and GEHC signed a non-exclusive distribution agreement for the Res-Q 60 BMC System.  Under the agreement, GEHC had the right to distribute the Res-Q 60 BMC in the U.S., excluding orthopedic indications, Canada and 19 European countries.  The agreement has a two and a half year term, with automatic one year renewals, unless terminated by either party with six months advance notice.  The Agreement provides for a price reduction mechanism should ThermoGenesis fails to meet certain product quality and delivery metrics.  The parties mutually agreed to terminate effective December 31, 2011.

Fenwal, Inc. (Fenwal)

In March 2010, ThermoGenesis and Fenwal signed a five-year distribution agreement.  Under the agreement, Fenwal will have exclusive rights to market and distribute the AXP System and BioArchive System for use in cord blood processing and storage in China, India and Japan.  ThermoGenesis and Fenwal are in discussions to terminate the agreement.

Celling

In September 2008, ThermoGenesis and Celling signed a distribution agreement for ThermoGenesis’ MXP and Res-Q 60 BMC product lines.  The distribution rights are for the field of use in orthopedic intraoperative or point-of-care applications.  The five-year agreement provides Celling with an initial two-year period of exclusive distribution rights in the U.S. and non-exclusive distribution rights throughout the rest of the world, excluding Central and South America, Russia and certain Eastern European countries.  The exclusivity period and field of use may be extended under certain circumstances. The parties amended the agreement in July 2009 to provide shared funding for clinical studies to demonstrate the clinical effectiveness of the products in orthopedic applications.  The parties amended the agreement in January 2012.  The revised distribution rights are world-wide, non-exclusive within field of use for the MXP and exclusive within field of use in the United States and non-exclusive in Mexico for the Res-Q.

New York Blood Center (NYBC)/Pall Medical

In March 1997, ThermoGenesis and NYBC, as licensors, entered into a license agreement with Pall Medical, a subsidiary of Pall Corporation, as a Licensee through which Pall Medical became the exclusive worldwide manufacturer (excluding Japan) for a system of sterile, disposable containers developed by ThermoGenesis and NYBC for the processing of hematopoietic stem cells sourced from placental cord blood (PCB).  The system is designed to simplify and streamline the harvesting of stem cells from umbilical cord blood and the manual concentration, cryopreservation (freezing) and transfusion of the PCB stem cells while maintaining the highest stem cell population and viability from each PCB donation.  In May 1999, ThermoGenesis and Pall Medical amended the original agreement, and ThermoGenesis regained the rights to distribute the bag sets outside North America and Europe under ThermoGenesis’ name.  In fiscal 2012, ThermoGenesis and NYBC signed an agreement which provides for the equal sharing of royalties between the two parties effective July 1, 2011, except for calendar 2012, in which NYBC received 75.0% and ThermoGenesis 25.0%.

Backlog

ThermoGenesis’ backlog was $319,000 and $1,528,000 as of June 30, 2013 and 2012, respectively.  ThermoGenesis’ backlog consists of product orders for which a customer purchase order has been received and is scheduled for shipment within the next twelve months.  Orders are subject to cancellation or rescheduling by the customer, sometimes with a cancellation charge.  Due to timing of order placement, product lead times, changes in product delivery schedules and cancellations, and because sales will often reflect orders shipped in the same quarter received, ThermoGenesis’ backlog at any particular date is not necessarily indicative of sales for any succeeding period.

Employees

As of November 30, 2013, ThermoGenesis had 55 employees, 24 of whom were engaged in manufacturing operations and quality control, 13 in research and new product development, regulatory affairs, clinical and scientific affairs, 11 in administration and 7 in sales, marketing and customer service.  ThermoGenesis also utilizes temporary employees throughout the year to address business needs and significant fluctuations in orders and product manufacturing.  None of ThermoGenesis’ employees are represented by a collective bargaining agreement, nor has it experienced any work stoppage.

Foreign Sales and Operations

For fiscal 2013, foreign sales were $9,934,000 or 55.0% of net revenues.  For fiscal 2012, foreign sales were $8,240,000 or 43.0% of net revenues.  For fiscal 2011, foreign sales were $9,655,000 or 41.0% of net revenues.

ThermoGenesis’ AXP and MXP bag sets are manufactured by a contract supplier in Costa Rica and ThermoGenesis’ manual cord blood disposable bag set that can be used with the BioArchive System is manufactured by a contract supplier in Mexico.

Properties

ThermoGenesis leases a facility with approximately 28,000 square feet of space located in Rancho Cordova, California.  Approximately 50% of the facility is devoted to warehouse space and manufacturing of products.  The other 50% is comprised of office space, a biologics lab, and a research and development lab.  Under the current amendment, the lease expires in October 2016.

Legal Proceedings

In the normal course of operations, ThermoGenesis may have disagreements or disputes with distributors, vendors or employees.  Such potential disputes are seen by management as a normal part of business.

On October 24, 2012, Harvest Technologies Corp. filed suit against us in the case Harvest Technologies Corp. v. ThermoGenesis Corp., 12-cv-01354, U.S. District Court, District of Delaware (Wilmington) claiming our Res-Q 60 System infringes certain Harvest patents.  The Company has been served, and on April 11, 2013, we filed an answer and counter-claims in response.  The counter-claims are based on anti-trust and other alleged improper conduct by Harvest and further seek declarations that the Res-Q 60 System does not infringe the patents and that the patents are invalid.  The Company intends to vigorously defend itself against the Harvest claims, while aggressively pursuing its separate claims against Harvest.

THERMOGENESIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN STATEMENTS CONTAINED IN THIS SECTION AND OTHER PARTS OF THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES.  THERMOGENESIS’ ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE PROJECTED RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS.  FACTORS THAT MIGHT AFFECT ACTUAL RESULTS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN “RISK FACTORS” SECTION.

The following discussion should be read in conjunction with ThermoGenesis’ consolidated financial statements contained elsewhere in this proxy statement/prospectus/consent solicitation.

Overview

ThermoGenesis designs, develops, and commercializes devices and disposable tools for the processing, storage and administration of cell therapies.  ThermoGenesis was founded in 1986 and is located in Rancho Cordova, California.  ThermoGenesis’ products automate the volume reduction and cryopreservation process of adult stem cells and growth factors from cord blood, peripheral blood and bone marrow for use in laboratory and point-of-care settings.  ThermoGenesis’ growth strategy is to expand its offerings in regenerative medicine and partner with other pioneers in the stem cell arena to accelerate its worldwide penetration in this potentially explosive market.

Critical Accounting Policies

ThermoGenesis’ discussion and analysis of its financial condition and results of operations are based upon ThermoGenesis’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S.  The preparation of these consolidated financial statements requires ThermoGenesis to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.  On an on-going basis, ThermoGenesis evaluates its estimates, including those related to stock-based compensation, bad debts, inventories, warranties, contingencies and litigation.  ThermoGenesis bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

ThermoGenesis believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenues from the sale of ThermoGenesis’ products are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured.  ThermoGenesis generally ships products freight on board (F.O.B.) shipping point.  There is no conditional evaluation on any product sold and recognized as revenue.  All foreign sales are denominated in U.S. dollars.  Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

ThermoGenesis’ sales are generally through distributors.  There is no right of return provided for distributors.  For sales of products made to distributors, ThermoGenesis considers a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received.  These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with ThermoGenesis, the level of inventories maintained by the distributor, whether ThermoGenesis has a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive.  ThermoGenesis currently recognizes revenue primarily on the sell-in method with its distributors.

Revenue arrangements with multiple deliverables are divided into units of accounting if certain criteria are met, including whether the deliverable item(s) has value to the customer on a stand-alone basis.  Revenue for each unit of accounting is recognized as the unit of accounting is delivered.  Arrangement consideration is allocated to each unit of accounting based upon the relative estimated selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables.  Estimated selling prices are determined using vendor specific objective evidence of value (VSOE), when available, or an estimate of selling price when VSOE is not available for a given unit of accounting.  Significant inputs for the estimates of the selling price of separate units of accounting include market and pricing trends and a customer’s geographic location.  ThermoGenesis accounts for training and installation, and service agreements as separate units of accounting.

Service revenue generated from contracts for providing maintenance of equipment is amortized over the life of the agreement.  All other service revenue is recognized at the time the service is completed.

For licensing agreements pursuant to which ThermoGenesis receives up-front licensing fees for products or technologies that will be provided by ThermoGenesis over the term of the arrangements, ThermoGenesis defers the up-front fees and recognizes the fees as revenue on a straight-line method over the term of the respective license.  For license agreements that require no continuing performance on ThermoGenesis’ part, license fee revenue is recognized immediately upon grant of the license.

Shipping and handling fees billed to customers are included in net revenues, while the related costs are included in cost of revenues.

Stock-Based Compensation

ThermoGenesis calculates stock-based compensation on the date of the grant using the Black Scholes-Merton option-pricing formula.  The compensation expense is then amortized over the vesting period.  ThermoGenesis uses the Black-Scholes-Merton option-pricing formula in determining the fair value of ThermoGenesis’ options at the grant date and applies judgment in estimating the key assumptions that are critical to the model such as the expected term, volatility and forfeiture rate of an option.  ThermoGenesis’ estimate of these key assumptions is based on historical information and judgment regarding market factors and trends.  If any of the key assumptions change significantly, stock-based compensation expense for new awards may differ materially in the future from that recorded in the current period.

Warranty

ThermoGenesis provides for the estimated cost of product warranties at the time revenue is recognized.  While ThermoGenesis engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, ThermoGenesis’ warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure.  Should actual product failure rates, material usage or service delivery costs differ from ThermoGenesis’ estimates, revisions to the estimated warranty liability could have a material impact on ThermoGenesis’ financial position, cash flows or results of operations.

Inventory Reserve

ThermoGenesis states inventories at lower of cost or market value determined on a first-in, first-out basis.  ThermoGenesis provides inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, which it includes as a component of cost of revenues.  Additionally, ThermoGenesis provides reserves for excess and slow-moving inventory on hand that are not expected to be sold to reduce the carrying amount of slow-moving inventory to its estimated net realizable value.  The reserves are based upon estimates about future demand from ThermoGenesis’ customers and distributors and market conditions.  Because some of ThermoGenesis’ products are highly dependent on government and third-party funding, current customer use and validation, and completion of regulatory and field trials, there is a risk that ThermoGenesis will forecast incorrectly and purchase or produce excess inventories.  As a result, actual demand may differ from forecasts and ThermoGenesis may be required to record additional inventory reserves that could adversely impact its gross margins.  Conversely, favorable changes in demand could result in higher gross margins when products previously reserved are sold.

Results of Operations

The following is Management’s discussion and analysis of certain significant factors which have affected ThermoGenesis’ financial condition and results of operations during the periods included in the accompanying consolidated financial statements.

Results of Operations for the Three Months Ended September 30, 2013 as Compared to the Three Months Ended September 30, 2012

Net Revenues

Revenues for the three months ended September 30, 2013 were $3,644,000 compared to $4,122,000 for the three months ended September 30, 2012, a decrease of $478,000.  The decrease is primarily due to the anticipated decrease in AXP disposable revenues due to the termination of the GE distribution agreement and the related wind-down of their product inventory.

The following represents the Company’s revenues for disposables by product line for the three months ended:
	September 30,
	2013	2012
Cord Blood:
AXP	$1,144,000	$1,737,000
BioArchive	273,000	294,000
Manual	564,000	421,000
Bone Marrow:
Res-Q	634,000	523,000
MXP	19,000	5,000
CryoSeal:	--	31,000
	$2,634,000	$3,011,000
Percentage of total Company revenues	72%	73%

The following represents the Company’s cumulative BioArchive devices sold into the following geographies through the dates indicated:

	September 30,
	2013	2012
Asia	89	86
United States	57	56
Europe	71	67
Rest of World	51	49
	268	258

Gross Profit

The Company’s gross profit was $1,391,000 or 38% of net revenues for the three months ended September 30, 2013, compared to $1,626,000 or 39% for the corresponding fiscal 2013 period.  Gross profit declined commensurate with the decline in revenues.  Gross margin was consistent on a lower base of revenues as we had a decrease in warranty costs associated with the BioArchive device.

Sales and Marketing Expenses

Sales and marketing expenses were $715,000 for the three months ended September 30, 2013, compared to $656,000 for the comparable fiscal 2013 period, an increase of $59,000 or 9%.  The increase is primarily due to expenses associated with establishing “direct representation” in Asia.

Research and Development Expenses

Research and development expenses were $833,000 for the three months ended September 30, 2013, compared to $838,000 for the comparable fiscal 2013 period, a decrease of $5,000 or 1%.  The decrease is primarily due to a decline in consulting expenses associated with quality assurance and regulatory projects in the prior year.

General and Administrative Expenses

General and administrative expenses were $2,142,000 for the three months ended September 30, 2013, compared to $1,140,000 for the comparable fiscal 2013 period, an increase of $1,002,000 or 88%.  The increase is primarily due to expenses of $677,000 associated with the proposed merger with TotipotentRX and $260,000 of legal fees associated with the Harvest patent litigation.

Gain on Sale of Product Line

During the quarter ended September 30, 2012, the Company recognized a gain of $2,000,000 on the sale of certain intangible assets related to the CryoSeal product line, including all associated patents and engineering files.

Adjusted EBITDA

The adjusted EBITDA loss was $1,974,000 for the three months ended September 30, 2013 compared to $731,000 for the three months ended September 30, 2012.  The adjusted EBITDA loss increased compared to the first quarter in the prior year due to our temporary decrease in AXP disposable revenues and expenses associated with our proposed merger with TotipotentRX and legal fees regarding the Harvest patent litigation.

Non-GAAP Measures

In addition to the results reported in accordance with US GAAP, we also use a non-GAAP measure, adjusted EBITDA, to evaluate operating performance and to facilitate the comparison of our historical results and trends.  This financial measure is not a measure of financial performance under US GAAP and should not be considered in isolation or as a substitute for loss as a measure of performance.  The calculation of this non-GAAP measure may not be comparable to similarly titled measures used by other companies.  Reconciliations to the most directly comparable GAAP measure are provided below.

	Three Months Ended September 30,
	2013	2012
Income (loss) from operations	$(2,299,000)	$992,000

Add (subtract):
Depreciation and amortization	156,000	134,000
Stock-based compensation expense	169,000	143,000
Gain on sale of product line	--	(2,000,000)
Adjusted EBITDA loss	$(1,974,000)	$(731,000)

Liquidity and Capital Resources

At September 30, 2013, we had cash and cash equivalents of $5,306,000 and working capital of $8,959,000.  This compares to cash and cash equivalents of $6,884,000 and working capital of $11,125,000 at June 30, 2013.  The Company has primarily financed operations through the sale of certain non-core assets and private and public placement of equity securities and has raised approximately $112,000,000, net of expenses, through common and preferred stock financings and option and warrant exercises.

Net cash used in operating activities for the three months ended September 30, 2013 was $1,381,000 compared to $777,000 for the three months ended September 30, 2012.  The increase is primarily due to the net loss of $2,299,000.

Based on our cash balance, historical trends, cost reductions and future revenue projections, we believe our current funds are sufficient to provide for our projected needs to maintain operations and working capital requirements for at least the next 12 months.  However, we intend to raise capital for other purposes and may need to raise additional funds should we not be able to maintain compliance with, or obtain forbearance of, our financial covenants.  Further, in order to maximize the value of our clinical trials and accelerate the planned commercialization of our products in connection with the proposed merger with TotipotentRX, we intend to raise approximately $15 to $20 million for investing in the planned clinical development strategy over 36 months.  Effective October 30, 2013, we extended the addendum to the Technology License and Escrow Agreement with Cord Blood Registry Systems, Inc.  The extension amends and reduces one of the financial covenants, the minimum cash and short-term investments balance to $3,500,000 at any month end through December 31, 2013.   Thereafter it reverts back to $6,000,000 at any month end.  Our ability to fund our longer-term cash needs is subject to various risks, many of which are beyond our control.  Should we require additional funding, such as additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities.  We cannot assure that such funding will be available in needed quantities or on terms favorable to us, if at all.

Off-Balance Sheet Arrangements
As of September 30, 2013, we had no off-balance sheet arrangements.

Results of Operations for the Year Ended June 30, 2013 as Compared to the Year Ended June 30, 2012

Net Revenues

Net revenues for the year ended June 30, 2013 were $17,963,000 compared to $19,023,000 for the year ended June 30, 2012, a decrease of $1,060,000, or 6.0%.  The decrease in revenues is primarily due to the sale of the ThermoLine and CryoSeal product lines in the current fiscal year.  These two product lines represented $2,240,000 in revenues for the year ended June 30, 2012 compared to $944,000 for the year ended June 30, 2013.  This decrease in revenues was offset by an increase in revenues from Res-Q disposables of $403,000 primarily due to an increase in the number of bone marrow procedures performed and an increase in new customers.  ThermoGenesis anticipates the termination of the GE distribution agreement will impact its AXP revenues in the quarter ended September 30, 2013 by approximately $800,000 as GEHC sells-off their product inventory.

Sales analysis for the year ended June 30:

	2013	Percentage of Revenues	2012	Percentage of Revenues
Disposable revenues:
Cord Blood
AXP	$7,133,000	40%	$7,224,000	38%
BioArchive	1,167,000	6%	1,421,000	7%
Manual	2,286,000	13%	2,200,000	12%
Bone Marrow
Res-Q	2,297,000	13%	1,894,000	10%
MXP	17,000	--	112,000	--
CryoSeal	118,000	--	358,000	2%
	13,018,000	72%	13,209,000	69%
Non-disposable revenues:
BioArchive	2,481,000	14%	2,512,000	13%
Other non-disposable	999,000	6%	1,772,000	10%
Other	1,465,000	8%	1,530,000	8%
Total Company revenues	$17,963,000	100%	$19,023,000	100%

The following represents the Company’s cumulative BioArchive System placements in the following geographies:

	June 30,
	2013	2012
Asia	88	86
United States	57	57
Europe	70	67
Rest of World	51	47
	266	257

Gross Profit

ThermoGenesis’ gross profit was $6,365,000 or 35.0% of revenues for the year ended June 30, 2013, as compared to $6,333,000 or 33.0% of revenues for the year ended June 30, 2012.  The increase in gross profit for the year ended June 30, 2013, is primarily due to lower inventory reserves and the mix of products sold in the prior fiscal year.  ThermoGenesis sold 25 CryoSeal devices to Asahi at cost during the quarter ended March 31, 2012.  Inventory reserves recorded in the prior year were higher primarily due to the deceleration in sales of the ThermoLine freezers.

Sales and Marketing Expenses

Sales and marketing expenses were $2,955,000 for the year ended June 30, 2013, compared to $2,761,000 for the year ended June 30, 2012, an increase of $194,000 or 7.0%.  The increase is primarily due to establishing direct representation in Asia.

Research and Development Expenses

Included in this line item are costs associated with ThermoGenesis’ engineering, regulatory, scientific and clinical affairs functions.  Research and development expenses for the year ended June 30, 2013, were $2,991,000, compared to $3,729,000 for fiscal 2012, a decrease of $738,000 or 20.0%.  The decrease is primarily due to lower personnel costs primarily as a result of the January 2012 restructuring and lower costs for clinical studies, offset by an increase in consulting expenses for quality assurance and regulatory projects.

General and Administrative Expenses

General and administrative expenses were $5,645,000 for the year ended June 30, 2013, compared to $5,222,000 for the year ended June 30, 2012, an increase of $423,000 or 8.0%.  The increase is primarily due to legal and professional fees of $835,000 associated with the proposed merger with TotipotentRX and $670,000 due to the legal diligence associated with the Res-Q patent litigation and the development of ThermoGenesis’ counterclaim.  These increases were offset by a decrease in severance costs of $360,000 as a result of the January 2012 restructuring.

Gain on Sale of Product Lines

During the year ended June 30, 2013, ThermoGenesis recognized a gain of $2,000,000 on the sale of certain intangible assets related to the CryoSeal product line, including all associated patents and engineering files and $161,000 on the sale of the ThermoLine product line.

Adjusted EBITDA

The adjusted EBITDA loss was $3,961,000 for the year ended June 30, 2013 compared to $3,984,000 for the year ended June 30, 2012.  The adjusted EBITDA loss was consistent with the prior year as ThermoGenesis offset a decrease in revenues from a change in the mix of products sold in its global markets with a decrease in expenses resulting from its cost reduction initiatives.

Results of Operations for the Year Ended June 30, 2012 as Compared to the Year Ended June 30, 2011

Net Revenues

Net revenues for the year ended June 30, 2012, were $19,023,000 compared to $23,400,000 for the year ended June 30, 2011, a decrease of $4,377,000 or 19.0%.  BioArchive device revenues decreased $2,600,000 as there were fewer devices sold in fiscal 2012 than in the prior year.  The global economy has tightened capital budgets and lowered collection volumes which have impacted ThermoGenesis’ BioArchive device sales.  ThermoGenesis also experienced a $740,000 decrease in its ThermoLine device revenues as it has stopped manufacturing devices due to its decision to divest the product line and a minimum of sales resources are devoted to the remaining devices in inventory.  These decreases were offset by an increase in CryoSeal device and spare part revenues of $790,000 as ThermoGenesis shipped a final device order of 25 units to Asahi during fiscal 2012.

Sales analysis for the year ended June 30:

	2012	Percentage of Revenues	2011	Percentage of Revenues
Disposable revenues:
Cord Blood
AXP	$7,224,000	38%	$7,354,000	31%
BioArchive	1,421,000	7%	1,398,000	6%
Manual	2,200,000	12%	2,162,000	9%
Bone Marrow
Res-Q	1,894,000	10%	2,024,000	9%
MXP	112,000	--	252,000	1%
CryoSeal	358,000	2%	607,000	3%
	13,209,000	69%	13,797,000	59%
Non-disposable revenues:
BioArchive	2,512,000	13%	5,111,000	22%
Other non-disposable	1,772,000	10%	2,176,000	9%
Other	1,530,000	8%	2,316,000	10%
Total Company revenues	$19,023,000	100%	$23,400,000	100%

The following represents ThermoGenesis’ cumulative BioArchive System placements in the following geographies:

	June 30,
	2012	2011
Asia	86	81
United States	57	56
Europe	67	64
Rest of World	47	46
	257	247

Gross Profit

ThermoGenesis’ gross profit was $6,333,000 or 33.0% of net revenues for the year ended June 30, 2012, as compared to $8,837,000 or 38.0% for the year ended June 30, 2011.  The lower gross profit is primarily due to the mix of products sold and an increase in inventory and warranty reserves.  ThermoGenesis delivered a final order to Asahi of 25 CryoSeal devices, at cost.  Inventory reserves increased primarily due to the deceleration in sales of the ThermoLine freezers and warranty reserves increased primarily due to the AXP disposable.

Sales and Marketing Expenses

Sales and marketing expenses were $2,761,000 for the year ended June 30, 2012, compared to $3,195,000 for the year ended June 30, 2011, a decrease of $434,000 or 14.0%.  The decrease is primarily due to a decrease in commissions and a decrease in stock compensation due to the prior year amortization of the initial grant of restricted stock to Nanshan upon signing the distribution agreement.

Research and Development Expenses

Included in this line item are costs associated with ThermoGenesis’ engineering, regulatory, scientific and clinical affairs functions.  Research and development expenses for the year ended June 30, 2012, were $3,729,000 compared to $3,003,000 for fiscal 2011, an increase of $726,000 or 24.0%.  The increase is primarily due to funding of clinical studies and higher salaries and benefits due to an increase in personnel.

General and Administrative Expenses

General and administrative expenses were $5,222,000 for the year ended June 30, 2012, compared to $5,474,000 for the year ended June 30, 2011, a decrease of $252,000 or 5.0%.  The decrease is primarily due to a decrease in professional fees of $366,000 for strategic consultants and advisor expenses incurred in the prior year.  Also, stock compensation expense decreased $129,000 mainly due to options granted in the prior year to the independent members of ThermoGenesis’ board of directors.  These decreases were offset by an increase in severance pay accruals as a result of the restructuring.

Interest and Other Income, Net

At June 30, 2012, ThermoGenesis recognized other income of $327,000 due to the early termination of the Asahi Amendment.  The $327,000 represented excess funds allocated to offset research and development costs ThermoGenesis had expected to incur.

Liquidity and Capital Resources

At June 30, 2013, ThermoGenesis had a cash and cash equivalents balance of $6,884,000 and working capital of $11,125,000.  This compared to a cash and cash equivalents balance of $7,879,000 and working capital of $14,034,000 at June 30, 2012.  In addition to revenues, ThermoGenesis has primarily financed operations through the private and public placement of equity securities and has raised approximately $112 million, net of expenses, through common and preferred stock financings and option and warrant exercises.

Net cash used in operating activities for the year ended June 30, 2013 was $3,082,000, primarily due to the net loss of $3,086,000, offset by depreciation and stock-based compensation expense of $538,000 and $563,000, respectively.  Inventories provided $795,000 of cash due to lower levels of ThermoGenesis’ BioArchive and manual disposables.

Based on ThermoGenesis’ cash balance, historical trends, planned cost reductions and future revenue projections, ThermoGenesis’ believes its current funds are sufficient to provide for ThermoGenesis’ projected needs to maintain operations and working capital requirements for at least the next 12 months.  However, ThermoGenesis intends to raise capital for other purposes and may need to raise additional funds should ThermoGenesis not be able to maintain compliance with, or obtain forbearance of, ThermoGenesis’ financial covenants.  In addition, should ThermoGenesis change distributors and take on the responsibility for maintaining significant product inventory levels for certain end user customers, ThermoGenesis may need to raise additional funding.  In order to maximize the value of ThermoGenesis’ clinical trials and accelerate the planned commercialization of its products in connection with the Merger with TotipotentRX, ThermoGenesis intends to raise approximately $15 to $20 million for investing in the planned clinical development strategy over 36 months.   ThermoGenesis’ ability to fund its longer-term cash needs is subject to various risks, many of which are beyond ThermoGenesis’ control.  Should ThermoGenesis require additional funding, such as additional capital investments, ThermoGenesis may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities.  ThermoGenesis cannot assure that such funding will be available in needed quantities or on terms favorable to it, if at all.

ThermoGenesis generally does not require extensive capital equipment to produce or sell its current products.  In fiscal 2011, ThermoGenesis spent $266,000 for products at customer sites and tooling.  In fiscal 2012 and 2013, ThermoGenesis spent $545,000 and $391,000, respectively.  These expenditures were primarily for tooling at contract manufacturers.

At June 30, 2013, ThermoGenesis had four distributors that accounted for 28.0%, 18.0%, 10.0% and 10.0% of accounts receivable. At June 30, 2012, ThermoGenesis had one distributor that accounted for 22.0% of accounts receivable and four distributors that individually accounted for 13.0%, 13.0%, 12.0% and 10.0% of accounts receivable.

Revenues from one significant distributor, GEHC, totaled $3,755,000 or 21.0%, $6,746,000 or 35.0% and $7,824,000 or 33.0% of net revenues during the years ended June 30, 2013, 2012 and 2011, respectively.  Revenues from another distributor, Celling, totaled $2,299,000 or 13.0% and $1,870,000 or 10.0% of net revenues for the years ended June 30, 2013 and 2012, respectively.  Revenues from two other distributors/customers, Golden Meditech and Golden Profit Technology, totaled $2,058,000 and $1,992,000, respectively, for the year ended June 30, 2013.

ThermoGenesis manages the concentration of credit risk with these customers through a variety of methods including, letters of credit with financial institutions, pre-shipment deposits, credit reference checks and credit limits.  Although ThermoGenesis’ management believes that these customers are sound and creditworthy, a severe adverse impact on their business operations could have a corresponding material effect on their ability to pay timely and therefore on ThermoGenesis’ net revenues, cash flows and financial condition.

Off Balance Sheet Arrangements

ThermoGenesis has no off-balance sheet arrangements.

LEGAL MATTERS

The validity of the shares of ThermoGenesis common stock being offered hereby will be passed on by Weintraub Tobin Chediak Coleman Grodin.  Weintraub Tobin Chediak Coleman Grodin has also delivered an opinion as to certain federal income tax consequences of the Merger.  Troy Gould, Los Angeles, California, represented TotipotentRX in connection with the Merger.

EXPERTS

The consolidated financial statements of ThermoGenesis Corp. at June 30, 2013 and 2012, and for each of the three years in the period ended June 30, 2013, included in the Proxy Statement/Prospectus/ Consent Solicitation of ThermoGenesis Corp., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of MK Alliance, Inc. at December 31, 2012 and 2011, and for the years then ended, included in the Proxy Statement/Prospectus/ Consent Solicitation of ThermoGenesis Corp., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

ThermoGenesis files annual, quarterly, and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that ThermoGenesis files at the SEC’s Public Reference Room at 100 F.  Street, N.E., Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  In addition, the SEC maintains an Internet site that contains annual, quarterly, and current reports, proxy statements and other information regarding issuers that file electronically with the SEC, including ThermoGenesis, at http://www.sec.gov.

As of the date of this proxy statement/prospectus/consent solicitation, ThermoGenesis has filed a registration statement on Form S-4 to register with the SEC the ThermoGenesis common stock that TotipotentRX stockholders will be entitled to receive in the Merger.  This proxy statement/prospectus/consent solicitation is a part of that registration statement and constitutes a prospectus of ThermoGenesis, as well as a proxy statement of ThermoGenesis for its special stockholder meeting and consent solicitation of shareholders of TotipotentRX.

ThermoGenesis has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to ThermoGenesis, and TotipotentRX has supplied all information contained in this proxy statement/ prospectus/consent solicitation relating to TotipotentRX.

You should rely only on the information contained in this proxy statement/prospectus/consent solicitation to vote your shares at the ThermoGenesis special meeting or consent solicitation of the shareholders of TotipotentRX.   Neither ThermoGenesis nor TotipotentRX has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus/consent solicitation.  This proxy statement/prospectus/consent solicitation is dated December 20, 2013.  You should not assume that the information contained in this proxy statement/prospectus/consent solicitation is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus/consent solicitation to stockholders nor the issuance of shares of ThermoGenesis common stock in the Merger shall create any implication to the contrary.

Information on Websites

Information on TotipotentRX’s or ThermoGenesis’ website is not part of this proxy statement/prospectus/consent solicitation and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus/consent solicitation, unless that information is also in this proxy statement/prospectus/consent solicitation.

Index to Financial Statements of TotipotentRX (formerly MK Alliance, Inc.)

ThermoGenesis Corp.
Condensed Balance Sheets (Unaudited)

	September 30, 2013	June 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$5,306,000	$6,884,000
Accounts receivable, net of allowance for doubtful accounts of $24,000 ($47,000 at June 30, 2013)	4,209,000	4,898,000
Inventories	4,413,000	4,259,000
Prepaid expenses and other current assets	319,000	232,000
Total current assets	14,247,000	16,273,000

Equipment at cost, less accumulated depreciation of $3,425,000 ($3,277,000 at June 30, 2013)	2,189,000	2,208,000
Other assets	48,000	48,000
	$16,484,000	$18,529,000
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	3,218,000	$3,106,000
Accrued payroll and related expenses	607,000	477,000
Deferred revenue	549,000	377,000
Other current liabilities	914,000	1,188,000
Total current liabilities	5,288,000	5,148,000

Deferred revenue	76,000	55,000
Other non-current liabilities	--	8,000

Commitments and contingencies (Footnote 3)

Stockholders’ equity:

Preferred stock, $0.001 par value; 2,000,000 shares authorized; none outstanding	--	--
Common stock, $0.001 par value; 80,000,000 shares authorized; 16,677,909 issued and outstanding (16,557,627 at June 30, 2013)	16,000	16,000
Paid in capital in excess of par	127,594,000	127,493,000
Accumulated deficit	(116,490,000)	(114,191,000)

Total stockholders’ equity	11,120,000	13,318,000

	$16,484,000	$18,529,000

See accompanying notes.

ThermoGenesis Corp.
Condensed Statements of Operations (Unaudited)

	Three Months Ended September 30,
	2013	2012

Net revenues	$3,644,000	$4,122,000

Cost of revenues	2,253,000	2,496,000

Gross profit	1,391,000	1,626,000

Expenses:

Sales and marketing	715,000	656,000

Research and development	833,000	838,000

General and administrative	2,142,000	1,140,000

Gain on sale of product line	--	(2,000,000)

Total operating expenses	3,690,000	634,000
Income (loss) from operations	(2,299,000)	992,000

Interest and other income (expense), net	--	3,000
Net income (loss)	$(2,299,000)	$995,000

Per share data:

Basic and diluted net income (loss) per common share	$(0.14)	$0.06

Weighted average common shares outstanding:

Basic	16,662,891	16,515,846

Diluted	16,662,891	16,520,275

See accompanying notes.

ThermoGenesis Corp.
Condensed Statements of Cash Flows (Unaudited)

	Three Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$(2,299,000)	$995,000
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	156,000	134,000
Stock based compensation expense	169,000	143,000
Gain on sale of product line	--	(2,000,000)
Net change in operating assets and liabilities:
Accounts receivable, net	689,000	1,043,000
Inventories	(162,000)	13,000
Prepaid expenses and other current assets	(87,000)	(28,000)
Accounts payable	112,000	(982,000)
Accrued payroll and related expenses	130,000	(26,000)
Deferred revenue	193,000	(15,000)
Other liabilities	(282,000)	(54,000)

Net cash used in operating activities	(1,381,000)	(777,000)
Cash flows from investing activities:
Capital expenditures	(129,000)	(295,000)
Proceeds from sale of product line	--	2,000,000

Net cash provided by (used in) investing activities	(129,000)	1,705,000

Cash flows from financing activities:
Repurchase of common stock	(68,000)	(54,000)

Net cash used in financing activities	(68,000)	(54,000)
Net increase (decrease) in cash and cash equivalents	(1,578,000)	874,000

Cash and cash equivalents at beginning of period	6,884,000	7,879,000
Cash and cash equivalents at end of period	$5,306,000	$8,753,000

Supplemental non-cash financing and investing information:
Transfer of inventories to equipment	$--	$59,000

See accompanying notes.

ThermoGenesis Corp.
Notes to Condensed Financial Statements
(Unaudited)

1.    Basis of Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
ThermoGenesis Corp. (the Company, we or our) designs, develops and commercializes enabling technologies for the processing and storage of fractionated cells and blood components for sale to users and companies involved in the development and administration of cell therapies.

Interim Reporting
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such Securities and Exchange Commission (SEC) rules and regulations and accounting principles applicable for interim periods.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying condensed financial statements through the date of issuance.  Operating results for the three month period ended September 30, 2013, are not necessarily indicative of the results that may be expected for the year ending June 30, 2014.  These unaudited condensed financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2013.

Revenue Recognition
Revenues from the sale of our products are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured.  We generally ship products F.O.B. shipping point.  There is no conditional evaluation on any product sold and recognized as revenue.  All foreign sales are denominated in U.S. dollars.  Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

Our sales are generally through distributors.  There is no right of return provided for distributors.  For sales of products made to distributors, we consider a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received.  These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with us, the level of inventories maintained by the distributor, whether we have a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive.  We currently recognize revenue primarily on the sell-in method with our distributors.

Revenue arrangements with multiple deliverables are divided into units of accounting if certain criteria are met, including whether the deliverable item(s) has (have) value to the customer on a stand-alone basis.  Revenue for each unit of accounting is recognized as the unit of accounting is delivered.  Arrangement consideration is allocated to each unit of accounting based upon the relative estimated selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables.  Estimated selling prices are determined using vendor specific objective evidence of value (VSOE), when available, or an estimate of selling price when VSOE is not available for a given unit of accounting.  Significant inputs for the estimates of the selling price of separate units of accounting include market and pricing trends and a customer’s geographic location.  We account for training and installation, and service agreements as separate units of accounting.

Service revenue generated from contracts for providing maintenance of equipment is amortized over the life of the agreement.  All other service revenue is recognized at the time the service is completed.

Revenues are net of normal discounts.  Shipping and handling fees billed to customers are included in net revenues, while the related costs are included in cost of revenues.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short duration.

Segment Reporting
We operate in a single segment providing medical devices and disposables to hospitals and blood banks throughout the world which utilize the equipment to process blood components.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated in accordance with Accounting Standards Codification (ASC) Topic 260, “Earnings Per Share”, which requires using the average number of shares of common stock outstanding.  Diluted net income (loss) per share is computed on the basis of the average number of common shares outstanding plus the dilutive effect of any common stock equivalents using the “treasury stock method”.

The following table provides a reconciliation of weighted-average shares used to determine basic and diluted earnings per share for the quarter ended September 30, 2012.

Basic average common shares outstanding	16,515,846
Effect of dilutive options	4,429
Diluted average common shares outstanding	16,520,275

Common stock equivalents consist of stock options, warrants and common stock restricted awards.  There were 2,601,712 common stock equivalents at September 30, 2012 that were anti-dilutive and therefore, not included in the diluted per share calculation.

The calculation of the basic and diluted net loss per share is the same for the three months ended September 30, 2013 as the effect of the potential common stock equivalents is anti-dilutive due to our net loss position for that period.  Anti-dilutive securities were 2,309,505 as of September 30, 2013.

Comprehensive Loss
ASC 220, “Comprehensive Income” establishes standards for the reporting and communication of comprehensive income (loss) and its components in the financial statements.  As of September 30, 2013, the Company has no items of other comprehensive income (loss) and, therefore, has not included a schedule of comprehensive income (loss) in the financial statements.

Recently Adopted Accounting Pronouncements
In February 2013, the FASB issued ASC 2013-02, which is an update to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI).  Companies are also required to present reclassifications by component when reporting changes in AOCI balances.  We adopted ASC 2013-02 effective July 1, 2013.  The adoption of ASC 2013-02 did not have a material impact on our results of operations or financial condition.

Recently Issued Accounting Pronouncements
In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. This amendment requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward or a similar tax loss or a tax credit carryforward, unless certain conditions exist. This guidance is effective prospectively for annual reporting periods (and the interim periods within) beginning after December 15, 2013. Early adoption and retrospective application are permitted. We expect to adopt this guidance effective July, 2014.  We are currently assessing the potential impact, if any, the adoption of ASU 2013-11 may have on our financial statements.

2.    Inventories

Inventories consisted of the following at:

	September 30, 2013	June 30, 2013

Raw materials	$751,000	$981,000
Work in process	2,204,000	2,066,000
Finished goods	1,458,000	1,212,000
	$4,413,000	$4,259,000

3.    Commitments and Contingencies

Contingencies
On April 11, 2013, we filed an answer and counter-claims in response to the complaint Harvest Technologies Corp. (Harvest) filed on October 24, 2012 against the Company in the case captioned as Harvest Technologies Corp. v. ThermoGenesis Corp., 12-cv-01354, U.S. District Court, District of Delaware (Wilmington), with the complaint being amended on February 15, 2013 to name the Company’s customer Celling Technologies, LLC as a defendant.  In the complaint, Harvest contends that our Res-Q 60 System infringes certain Harvest patents. The counter-claims are based on anti-trust and other alleged improper conduct by Harvest and further seek declarations that the Res-Q 60 System does not infringe the patents and that the patents are invalid.  The Company intends to vigorously defend itself against the Harvest claims, while aggressively pursuing its separate claims against Harvest.  The Company is unable to ascertain the likelihood of any liability and has not made an accrual as of September 30, 2013.

During the three months ended September 30, 2012, we were notified by a third party who believes that the Res-Q system infringes upon certain of its US and European patents.  The Company is in the process of gathering information; however, it has not yet collected enough information to assess the validity of the alleged infringement or estimate any potential financial impact; therefore, it has not made an accrual as of September 30, 2013.

Warranty
We offer a warranty on all of our products of one to two years, except disposable products which we warrant through their expiration date.  We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

The warranty liability is included in other current liabilities in the unaudited balance sheet. The change in the warranty liability for the three months ended September 30, 2013 is summarized in the following table:
Balance at July 1, 2013	$489,000
Warranties issued during the period	37,000
Settlements made during the period	(60,000)
Changes in liability for pre-existing warranties during the period	(121,000)
Balance at September 30, 2013	$345,000

4.    Stockholders’ Equity

Stock Based Compensation
We recorded stock-based compensation of $169,000 and $143,000 for the three months ended September 30, 2013 and 2012, respectively.

The following is a summary of option activity for our stock option plans:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at June 30, 2013	1,063,750	$2.36

Granted	48,750	$1.39
Forfeited	(500)	$0.86
Expired	(152,500)	$3.71

Outstanding at September 30, 2013	959,500	$2.10	2.1	$43,000

Vested and Expected to Vest at September 30, 2013	855,667	$2.06	2.0	$33,000

Exercisable at September 30, 2013	553,153	$2.37	1.8	$11,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock.  There were no options exercised during the three months ended September 30, 2013 and 2012.

Common Stock Restricted Awards
The following is a summary of restricted stock activity granted to employees during the three months ended September 30, 2013:

		Weighted Average
	Number of Shares	Grant Date Fair Value
Balance at June 30, 2013	390,003	$1.81
Granted	--
Vested	(164,998)	$1.93
Forfeited	--
Outstanding at September 30, 2013	225,005	$1.72

In connection with the vesting of the restricted stock awards, the election was made by some of the employees to satisfy the applicable federal income tax withholding obligation by a net share settlement, pursuant to which the Company withheld 57,680 shares and used the deemed proceeds from those shares to pay the income tax withholding.  The net share settlement is deemed to be a repurchase by the Company of its common stock.

5.        Merger with TotipotentRX

On July 15, 2013, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with TotipotentRX providing for the merger of TotipotentRX into the Company, with the Company surviving.  TotipotentRX is a privately held biomedical technology company specializing in human clinical trials in the field of regenerative medicine and is the exclusive provider of cell-based therapies to the Fortis Healthcare System.

Assuming the merger is consummated, a TotipotentRX stockholder will receive, in exchange for each share of TotipotentRX common stock held by such stockholder immediately before the closing of the Merger, approximately 30.284 shares of Company common stock.  After the merger, the former shareholders of TotipotentRX will own approximately 12,490,800 shares of the Company’s common stock, in the aggregate representing approximately 43% of the Company’s shares of common stock outstanding, excluding shares of common stock subject to options and warrants. Additionally, following completion of the merger TotipotentRX’s Chief Executive Officer will become President of our Company.

The Merger Agreement was unanimously approved by the boards of directors of both companies.  The contemplated merger is subject to the approval of the Company’s and TotipotentRX’s respective stockholders at stockholders meetings and satisfaction of other closing conditions, including the filing of a registration statement with the SEC.  Further, the combined company will be named Cesca Therapeutics to better reflect the combined products and services of the two companies.  It is anticipated that the merger will close during the first quarter of calendar 2014.

The Merger Agreement contains certain termination rights for both the Company, on the one hand, and TotipotentRX, on the other, and further provides that, upon termination of the Merger Agreement under specified circumstances, including, but not limited to, termination due to a failure by one party to recommend approval of the Merger, a party soliciting an acquisition proposal in breach of the Merger Agreement, or a party entering into an agreement with a third party related to an acquisition proposal, that breaching party may be required to pay to the other party a termination fee of $500,000.

6.    Gain on Sale of Product Line

In June 2010, the Company and Asahi entered into an amendment (the "Amendment") of their Distribution and License Agreement.  Under the terms of the Amendment, Asahi obtained exclusive rights to distribute the CryoSeal System in South Korea, North Korea, Taiwan, the People’s Republic of China, the Philippines, Thailand, Singapore, India and Malaysia. These rights included the exclusive right to market, distribute and sell the processing disposables and Thrombin Reagent for production of thrombin in a stand-alone product.

In connection with the above-described Amendment, the Company and Asahi also entered into an Option Agreement ("Option Agreement") and on June 30, 2012, Asahi exercised the option to purchase certain intangible assets related to this product line, including all associated patents and engineering files for $2,000,000.  In connection with the notice of exercise, the Amendment automatically terminated.  Payment of the $2,000,000 was based upon completion of certain provisions of the Option Agreement.  As such, the Company recognized the gain on sale upon completion of those provisions which occurred in July 2012.  The $2,000,000 payment was received in August 2012.

7.    Subsequent Events

In October 2013, we effected a strategic reorganization which resulted in the elimination of eleven positions.  Non-recurring severance costs of approximately $210,000 are expected to be recorded in the second quarter of fiscal 2014.

On October 30, 2013, we extended the addendum to the Technology License and Escrow Agreement with Cord Blood Registry Systems, Inc.  The extension amends and reduces one of the financial covenants, the minimum cash and short-term investments balance to $3,500,000 at any month end through December 31, 2013.  Thereafter it reverts back to $6,000,000 at any month end.

On November 26, 2013, ThermoGenesis and CBR entered into a Forbearance Agreement to the License and Escrow Agreement whereas CBR agrees to forebear from exercising the rights and remedies available to it in the event of a default for a period of 30 days from the effective date of the forbearance.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ThermoGenesis Corp.

We have audited the accompanying consolidated balance sheets of ThermoGenesis Corp. as of June 30, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ThermoGenesis Corp. at June 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Sacramento, California
September 3, 2013

THERMOGENESIS CORP.
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2013	June 30, 2012

Current assets:
Cash and cash equivalents	$6,884,000	$7,879,000
Accounts receivable, net of allowance for doubtful accounts of $47,000 ($30,000 at June 30, 2012)	4,898,000	4,558,000
Inventories	4,259,000	6,290,000
Prepaid expenses and other current assets	232,000	338,000
Total current assets	16,273,000	19,065,000

Equipment at cost less accumulated depreciation of $3,277,000 ($3,476,000 at June 30, 2012)	2,208,000	1,652,000
Intangible asset	--	315,000
Other assets	48,000	48,000
	$18,529,000	$21,080,000
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$3,106,000	$2,772,000
Accrued payroll and related expenses	477,000	607,000
Deferred revenue	377,000	424,000
Other current liabilities	1,188,000	1,228,000
Total current liabilities	5,148,000	5,031,000

Deferred revenue	55,000	55,000
Other non-current liabilities	8,000	96,000

Commitments and contingencies (Footnote 6)

Stockholders’ equity:
Preferred stock, $0.001 par value; 2,000,000 shares authorized, none issued and outstanding at June 30, 2013 and 2012	--	--

Common stock, $0.001 par value; 80,000,000 shares authorized; 16,557,627 issued and outstanding (16,413,066 at June 30, 2012)	16,000	16,000
Paid in capital in excess of par	127,493,000	126,987,000
Accumulated deficit	(114,191,000)	(111,105,000)

Total stockholders’ equity	13,318,000	15,898,000

	$18,529,000	$21,080,000
See accompanying notes.

THERMOGENESIS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended June 30,
	2013	2012	2011
Net revenues	$17,963,000	$19,023,000	$23,400,000
Cost of revenues	11,598,000	12,690,000	14,563,000
Gross profit	6,365,000	6,333,000	8,837,000

Expenses:
Sales and marketing	2,955,000	2,761,000	3,195,000
Research and development	2,991,000	3,729,000	3,003,000
General and administrative	5,645,000	5,222,000	5,474,000
Gain on sale of product lines	(2,161,000)	--	--
Total operating expenses	9,430,000	11,712,000	11,672,000
Loss from operations	(3,065,000)	(5,379,000)	(2,835,000)

Interest and other income (expense), net	(21,000)	393,000	268,000

Net loss	$(3,086,000)	$(4,986,000)	$(2,567,000)

Per share data:
Basic and diluted net loss per common share	$(0.19)	$(0.30)	$(0.17)

Shares used in computing per share data	16,526,578	16,389,008	14,816,163
See accompanying notes.

THERMOGENESIS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
	Shares	Amount	Paid in capital in excess of par	Accumulated deficit	Total stockholders’ equity

Balance at June 30, 2010	14,023,240	$14,000	$121,317,000	$(103,552,000)	$17,779,000

Issuance of common shares and warrants in public offering	2,250,000	2,000	3,912,000	--	3,914,000

Issuance of common shares for exercise of options	2,917	--	7,000	--	7,000

Issuance of common shares and compensation related to restricted common stock awards	70,117	--	146,000	--	146,000

Stock-based compensation expense	--	--	814,000	--	814,000

Fractional shares issued pursuant to reverse stock split	92	--	--	--	--

Net loss	--	--	--	(2,567,000)	(2,567,000)

Balance at June 30, 2011	16,346,366	16,000	126,196,000	(106,119,000)	20,093,000

Issuance of common shares and compensation related to unrestricted common stock awards	60,000	--	88,000	--	88,000

Issuance of common shares and compensation related to restricted common stock awards	6,700	--	326,000	--	326,000

Stock-based compensation expense	--	--	377,000	--	377,000

Net loss	--	--	--	(4,986,000)	(4,986,000)

Balance at June 30, 2012	16,413,066	16,000	126,987,000	(111,105,000)	15,898,000

Issuance of common shares and compensation related to restricted common stock awards, net of stock surrenders	115,944	--	275,000	--	275,000

Stock-based compensation expense	--	--	198,000	--	198,000

Common stock issued to directors in lieu of cash compensation	28,617	--	33,000	--	33,000

Net loss	--	--	--	(3,086,000)	(3,086,000)

Balance at June 30, 2013	16,557,627	$16,000	$127,493,000	$(114,191,000)	$13,318,000

See accompanying notes.

THERMOGENESIS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2013	2012	2011

Cash flows from operating activities:
Net loss	$(3,086,000)	$(4,986,000)	$(2,567,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	538,000	604,000	466,000
Stock-based compensation expense	563,000	791,000	960,000
Loss on sale/retirement of equipment	25,000	17,000	13,000
Loss on impairment of equipment	--	--	65,000
Impairment of intangible asset	164,000	--	--
Gain on sale of product lines	(2,161,000)	--	--
Net changes in operating assets and liabilities:
Accounts receivable, net	(340,000)	(655,000)	2,132,000
Inventories	795,000	120,000	(1,338,000)
Prepaid expenses and other current assets	106,000	(38,000)	1,000
Other assets	--	1,000	119,000
Accounts payable	619,000	696,000	(592,000)
Accrued payroll and related expenses	(130,000)	223,000	75,000
Deferred revenue	(47,000)	2,000	(604,000)
Other liabilities	(128,000)	(660,000)	(822,000)
Net cash used in operating activities	(3,082,000)	(3,885,000)	(2,092,000)
Cash flows from investing activities:
Capital expenditures	(391,000)	(545,000)	(266,000)
Proceeds from sale of product lines	2,535,000	--	--
Proceeds from sale of equipment	--	--	17,000
Net cash provided by(used in) investing activities	2,144,000	(545,000)	(249,000)
Cash flows from financing activities:
Repurchase of common stock	(57,000)	--	--
Exercise of stock options	--	--	7,000
Issuance of common stock	--	--	3,914,000
Payments on capital lease obligations	--	--	(2,000)
Net cash provided by(used in) financing activities	(57,000)	--	3,919,000
Net (decrease)increase in cash and cash equivalents	(995,000)	(4,430,000)	1,578,000
Cash and cash equivalents at beginning of year	7,879,000	12,309,000	10,731,000
Cash and cash equivalents at end of year	$6,884,000	$7,879,000	$12,309,000

Supplemental non-cash financing and investing information:
Transfer of inventories to equipment	$834,000	--	--
Transfer of equipment to inventories	--	--	$96,000
Transfer of inventories to prepaid expenses and other current assets	--	--	$120,000
Transfer of other current asset to inventories	--	$120,000	--
Acquisition of intangible asset in exchange for forgiveness of accounts receivable and assumption of liabilities	--	$390,000	--
See accompanying notes.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Basis of Presentation
The Company was incorporated in Delaware in July 1986.  The Company designs, manufactures and markets automated and semi-automated devices and single-use processing disposables that enable hospitals and blood banks to manufacture a therapeutic dose of stem cells.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the parent company, ThermoGenesis Corp., and its wholly-owned subsidiary, Vantus (the “Company”).  All significant intercompany balances and transactions have been eliminated in consolidation.  During the quarter ended December 31, 2010, we dissolved our wholly-owned subsidiary, Vantus.  The costs of dissolution were not material to the Company.

Use of Estimates
Preparation of financial statements in conformity with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the SEC requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for, but not limited to, the allowance for doubtful accounts, allocation of arrangement consideration, slow-moving inventory reserves, depreciation, warranty costs, certain accruals and contingencies.  Actual results could materially differ from the estimates and assumptions used in the preparation of our consolidated financial statements.  Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying consolidated financial statements through the date of issuance.

Revenue Recognition
Revenues from the sale of the Company’s products are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured.  We generally ship products F.O.B. shipping point.  There is no conditional evaluation on any product sold and recognized as revenue.  Foreign sales are denominated in U.S. dollars.  Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

The Company’s sales are generally through distributors.  There is no right of return provided for distributors.  For sales of products made to distributors, we consider a number of factors in determining whether revenue is recognized upon transfer of title to the distributor, or when payment is received.  These factors include, but are not limited to, whether the payment terms offered to the distributor are considered to be non-standard, the distributor history of adhering to the terms of its contractual arrangements with the Company, the level of inventories maintained by the distributor, whether we have a pattern of granting concessions for the benefit of the distributor, and whether there are other conditions that may indicate that the sale to the distributor is not substantive.  We currently recognize revenue primarily on the sell-in method with our distributors.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)
Revenue arrangements with multiple deliverables are divided into units of accounting if certain criteria are met, including whether the deliverable item(s) has/have value to the customer on a stand-alone basis.  Revenue for each unit of accounting is recognized as the unit of accounting is delivered.  Arrangement consideration is allocated to each unit of accounting based upon the relative estimated selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables.  Estimated selling prices are determined using VSOE, when available, or an estimate of selling price when VSOE is not available for a given unit of accounting.  Significant inputs for the estimates of the selling price of separate units of accounting include market and pricing trends and a customer’s geographic location.  We account for training and installation, and service agreements as separate units of accounting.

Service revenue generated from contracts for providing maintenance of equipment is amortized over the life of the agreement.  All other service revenue is recognized at the time the service is completed.

For licensing agreements pursuant to which we receive up-front licensing fees for products or technologies that will be provided by the Company over the term of the arrangements, we defer the up-front fees and recognize the fees as revenue on a straight-line method over the term of the respective license.  For license agreements that require no continuing performance on our part, license fee revenue is recognized immediately upon grant of the license.

Shipping and handling fees billed to customers are included in net revenues, while the related costs are included in cost of revenues.

Cash and Cash Equivalents
We consider all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short duration.  As of June 30, 2013, we had no Level 1 financial instruments.  As of June 30, 2012, we had $1,059,000 in money market funds classified as Level 1 assets.  As of June 30, 2013 and 2012, we did not have any Level 2 or 3 financial instruments.

Accounts Receivable and Allowance for Doubtful Accounts
The Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash.  The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.  We estimate our allowance for doubtful accounts based on historical collection trends, age of outstanding receivables and existing economic conditions.  If events or changes in circumstances indicate that a specific receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly.  A customer’s receivable balance is considered past-due based on its contractual terms.  Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    Summary of Significant Accounting Policies (Continued)

Inventories
Inventories are stated at the lower of cost or market and include the cost of material, labor and manufacturing overhead.  Cost is determined on the first-in, first-out basis.

Inventory Reserve
The Company provides inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, which it includes as a component of cost of revenues.  Additionally, the Company provides reserves for excess and slow-moving inventory on hand that are not expected to be sold to reduce the carrying amount of slow-moving inventory to its estimated net realizable value.

Equipment
Equipment is recorded at cost.  Repairs and maintenance costs are expensed as incurred.  Depreciation for office, computer, machinery and equipment is computed under the straight-line method over the estimated useful lives.  Leasehold improvements are depreciated under the straight line method over their estimated useful lives or the remaining lease period, whichever is shorter.

Warranty
We provide for the estimated cost of product warranties at the time revenue is recognized.  The Company’s warranty obligation is calculated based on estimated product failure rates, material usage and estimated service delivery costs incurred in correcting a product failure.

Stock-Based Compensation
We have four stock-based compensation plans, which are described more fully in Note 7.

Valuation and Amortization Method – We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula.  This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term – For options which we have limited available data, the expected term of the option is based on the simplified method.  This simplified method averages an award’s vesting term and its contractual term.  For all other options, the Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

Expected Volatility – We use the trading history of our common stock in determining an estimated volatility factor when using the Black-Scholes-Merton option-pricing formula to determine the fair value of options granted.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)
Expected Dividend – We have not declared dividends and we do not anticipate declaring any dividends in the foreseeable future.  Therefore, we use a zero value for the expected dividend value factor when using the Black-Scholes-Merton option-pricing formula to determine the fair value of options granted.

Risk-Free Interest Rate – The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method on the implied yield currently available on U.S. Treasury zero-coupon issues with the same or substantially equivalent remaining term.

Estimated Forfeitures – When estimating forfeitures, we consider voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

The fair value of the Company’s stock options granted to employees for the years ended June 30, 2013, 2012 and 2011 was estimated using the following weighted-average assumptions:

	2013	2012	2011
Expected life (years)	4	4	4
Risk-free interest rate	0.5%	1.2%	1.3%
Expected volatility	78%	82%	87%
Dividend yield	0%	0%	0%

The weighted average grant date fair value of options granted during the years ended June 30, 2013, 2012 and 2011 was $0.52, $1.17 and $1.77, respectively.

Research and Development
Research and development costs, consisting of salaries and benefits, costs of disposables, facility costs, contracted services and stock-based compensation from the engineering, regulatory, scientific and clinical affairs departments, that are useful in developing new products, services, processes or techniques, as well as expenses for activities that may significantly improve existing products or processes are expensed as incurred.  Costs to acquire technologies that are utilized in research and development and that have no future benefit are expensed when incurred.

Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents.  Our cash is maintained in checking accounts, money market funds and certificates of deposits with reputable financial institutions, which are within the Federal Deposit Insurance Corporation insurable limits.  We have not experienced any realized losses on our deposits of cash and cash equivalents.

We manufacture and sell thermodynamic devices principally to the blood component processing industry and perform ongoing evaluations of the credit worthiness of our customers.  We believe that adequate provisions for uncollectible accounts have been made in the accompanying consolidated financial statements.  To date, we have not experienced significant credit related losses.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    Summary of Significant Accounting Policies (Continued)

Segment Reporting
The Company operates in a single segment providing medical devices and disposables to hospitals and blood banks throughout the world which utilize the equipment to process blood components.

Income Taxes
The tax years 1993-2012 remain open to examination by the major taxing jurisdictions to which we are subject; however, there is no current investigation.  The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense.  To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes.  There were no unrecognized tax benefits during all the periods presented.

We account for income taxes using the liability method.  Under this method, deferred tax assets are based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  These deferred tax assets include net operating loss carryforwards, research credits and deferred revenue.  The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.  Utilization of operating losses and credits may be subject to annual limitation due to ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses and credits before utilization.

Medical Device Excise Tax
We are required to pay a medical device excise tax relating to U.S. sales of Class I, II and III medical devices.  This new excise tax went into effect January 1, 2013, established as part of the March 2010 U.S. healthcare reform legislation and has been included in sales and marketing expense.

Net Loss per Share
Net loss per share is computed by dividing the net loss to common stockholders by the weighted average number of common shares outstanding.  The calculation of the basic and diluted earnings per share is the same for all periods presented, as the effect of the potential common stock equivalents is anti-dilutive due to the Company’s net loss position for all periods presented.  Anti-dilutive securities, which consist of stock options, common stock restricted awards and warrants, that were not included in diluted net loss per common share, were 2,578,753, 2,644,209 and 2,619,807 of June 30, 2013, 2012 and 2011, respectively.

Comprehensive Loss
Comprehensive loss is comprised of net loss and other comprehensive income (loss).  As of June 30, 2013, the Company has no items of other comprehensive income (loss) and, therefore, has not included a schedule of comprehensive income (loss) in the financial statements.

Reclassifications
Certain amounts in the prior year’s financial statements have been reclassified to conform with the 2013 presentation. These reclassifications had no effect on previously reported total assets, net loss or stockholders’ equity.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.    Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements
In July 2012, the FASB issued ASU 2012-02, which is an update to Topic 350, “Intangibles – Goodwill and Other”.  This update provides additional guidance in performing impairment tests for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment.  The update allows an entity to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a qualitative impairment test.  We adopted ASU 2012-02 effective June 30, 2013.  The adoption of ASU 2012-02 did not have a material impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” The guidance improves the comparability of financial reporting and facilitates the convergence of U.S. GAAP and IFRS by amending the guidance in ASC 220, “Comprehensive Income”.  Under the amended guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. We adopted this guidance retrospectively for our interim period ending September 30, 2012.  The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Updates (“ASU”) to the Fair Value Measurement Topic of the FASB ASC.  This update was issued in order to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The update clarifies that (i) the highest and best use concept applies only to the fair value measurement of nonfinancial assets, (ii) specific requirements pertain to measuring the fair value of instruments classified in a reporting entity’s shareholders’ equity and, (iii) a reporting entity should disclose quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.  The update changes requirements with regard to the fair value of financial instruments that are managed within a portfolio and with regard to the application of premiums or discounts in a fair value measurement.  In addition, the update increased disclosure requirements regarding Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between the unobservable inputs, if any.  We adopted ASU 2011-04 effective January 1, 2012.  The adoption of ASU 2011-04 did not have a material impact on our consolidated results of operations or financial condition.

Recently Issued Accounting Pronouncements
In February 2013, the FASB issued ASC 2013-02, which is an update to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”).  Companies are also required to present reclassifications by component when reporting changes in AOCI balances.  The updated accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 on a prospective basis.  This guidance is not expected to have a material impact on our financial condition or results of operations.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.      Inventories

Inventories consisted of the following at June 30:

	2013	2012
Raw materials	$981,000	$1,598,000
Work in process	2,066,000	2,209,000
Finished goods	1,212,000	2,483,000
	$4,259,000	$6,290,000

3.    Intangible Asset

During the quarter ended March 31, 2012, we modified a distribution agreement to reacquire certain distribution rights related to the Res-Q product line.  As part of this modification, we exchanged consideration of $390,000, comprised of forgiving a $60,000 receivable and recording liabilities of $330,000 to provide inventory upgrades and service agreements at no cost.  We have recorded those costs as an intangible asset, which will be amortized to cost of revenues over the remaining life of the distribution agreement or 31 months.  Total intangible amortization expense charges for the year ending June 30, 2013 and 2012 were $151,000 and $75,000, respectively.

As of June 30, 2013, while performing our annual test for impairment, we determined this asset was impaired as a result of the Res-Q patent litigation and the associated decrease and delay in projected revenues during the remaining life of the intangible asset. Therefore, the intangible asset was considered fully impaired and the carrying value of $164,000 was written off to cost of revenues.

4.    Equipment

Equipment consisted of the following at June 30:

	2013	2012	Estimated Useful Life
Machinery and equipment	$4,004,000	$3,496,000	3-10 years or lease term
Computer and software	744,000	864,000	2-5 years
Office equipment	542,000	563,000	5-10 years
Leasehold improvements	195,000	205,000	Shorter of 5 years or lease term
	5,485,000	5,128,000
Less accumulated depreciation and amortization	(3,277,000)	(3,476,000)
	$2,208,000	$1,652,000

During the years ended June 30, 2013 and 2012, there were disposals of fully depreciated assets with a gross book value of $390,000 and $322,000, respectively.

Depreciation expense for the years ended June 30, 2013, 2012 and 2011 was $355,000, $471,000 and $466,000, respectively.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.      Liabilities

Other current liabilities consisted of the following at June 30:

	2013	2012
Accrued warranty reserves	$489,000	$547,000
Other accrued liabilities	699,000	681,000
	$1,188,000	$1,228,000

6.      Commitments and Contingencies

Operating Leases
We lease our facility pursuant to an operating lease, which contains scheduled rent increases.  The lease expires in 2016, has a cancellation option beginning November 1, 2014 and has a renewal option of five years.  We recognize rent expense on a straight-line basis over the term of the facility lease.  The annual future minimum lease payments for the non-cancelable operating lease are as follows:

2014	386,000
2015	397,000
2016	409,000
2017	141,000
Total	$1,333,000

Rent expense was $431,000, $470,000 and $691,000 for the years ended June 30, 2013, 2012 and 2011, respectively.

Financial Covenants
In June 2010, we entered into a License and Escrow Agreement which granted a customer a non-exclusive, royalty-free license to certain intellectual property necessary for the potential manufacture and supply of AXP devices and certain AXP disposables.  The license is for the sole and limited purpose of manufacturing and supplying the AXP and related disposables for use by the customer.  The licensed intellectual property will be maintained in escrow and will be released to and used by the customer if and only if the Company defaults under the Agreement.  Originally, default occurred if the Company (1) fails to meet certain positive cash flow metrics for each rolling quarterly measurement period except where the following two measures are met, (2) failure to meet cash balance and short-term investments of at least $6,000,000 at the end of any given month, or (3) failure to meet a quick ratio of 2 to 1 at the end of any given month.

On February 6, 2013, we entered into an amendment to amend and reduce the financial covenants that we must meet in order to avoid an event of default.  The modified covenants include a minimum cash and short-term investments balance of not less than $4,000,000 at any month end through June 30, 2013, which reverts back to $6,000,000 at any month end, and a quick ratio of 1.75 to 1 at the end of any month.

On July 26, 2013, we entered into an extension addendum to amend and reduce the minimum cash and short-term investments balance to $3,500,000 at any month end through October 31, 2013.  Thereafter, it reverts back to $6,000,000 at any month end.

The Company is in compliance with the covenants at June 30, 2013.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.      Commitments and Contingencies (Continued)

Contingencies
During the three months ended September 30, 2012, we were notified by a third-party who believes that the Res-Q system infringes upon certain of its U.S. and European patents.  The Company is in the process of gathering information; however, it has not yet collected enough information to assess the validity of the alleged infringement or estimate any potential financial impact; therefore, it has not made an accrual as of June 30, 2013.

On April 11, 2013, we filed an answer and counter-claims in response to the complaint Harvest Technologies Corp. (Harvest) filed on October 24, 2012, against the Company in the case captioned as Harvest Technologies Corp. v. ThermoGenesis Corp., 12-cv-01354, U.S. District Court, District of Delaware (Wilmington), with the complaint being amended on February 15, 2013, to name the Company’s customer Celling as a co-defendant.  In the complaint, Harvest contends that our Res-Q 60 System infringes certain Harvest patents. The counter-claims are based on anti-trust and other alleged improper conduct by Harvest and further seek declarations that the Res-Q 60 System does not infringe the patents and that the patents are invalid.  Harvest filed an answer on May 20, 2013 in which they denied the assertions made by the Company in the counterclaim.  The Company intends to vigorously defend itself against the Harvest claims, while aggressively pursuing its separate claims against Harvest.  The Company is unable to ascertain the likelihood of any liability and has not made an accrual as of June 30, 2013.

In the normal course of operations, we may have disagreements or disputes with customers, employees or vendors.  Such potential disputes are seen by management as a normal part of business.  As of June 30, 2013, management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results or cash flows.

Warranty
We offer a warranty on all of our non-disposable products of one to two years.  We warrant disposable products through their expiration date.  We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Changes in the Company’s product liability which is included in other current liabilities during the period are as follows:

	For years ended June 30,
	2013	2012
Beginning balance	$547,000	$608,000
Warranties issued during the period	224,000	282,000
Settlements made during the period	(259,000)	(471,000)
Changes in liability for pre-existing warranties during the period	(23,000)	128,000
Ending balance	$489,000	$547,000

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.      Stockholders’ Equity

Common Stock
As of June 30, 2013, we had 3,982,876 shares of common stock reserved for future issuance.

On March 9, 2011, we completed a public offering of 2,250,000 shares of common stock, together with warrants to purchase up to an aggregate of 1,125,000 shares of common stock with a per unit purchase price of $2.00.  The warrants may be exercised by the holders at an exercise price of $2.64 per share starting September 9, 2011, continuing through March 9, 2016.  Net proceeds after expenses from the offering were approximately $3.9 million.

Warrants
A summary of warrant activity for the three years ended June 30, 2013 follows:

	2013		2012		2011
	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
Balance at June 30	1,125,000	$2.64	1,125,000	$2.64	--	--
Warrants granted	--	--	--	--	1,125,000	$2.64
Warrants canceled	--	--	--	--	--	--
Warrants exercised	--	--	--	--	--	--
Outstanding and exercisable at June 30	1,125,000	$2.64	1,125,000	$2.64	1,125,000	$2.64

Stock Options
The 2012 Independent Director Plan (“2012 Plan”) permits the grant of stock or options to independent directors.  A total of 500,000 shares were approved by the stockholders for issuance under the 2012 Plan.  Options are granted at prices that are equal to 100% of the fair market value on the date of grant, and expire over a term not to exceed ten years.  Options generally vest immediately, unless otherwise determined by the Board of Directors.

The 2006 Equity Incentive Plan (“2006 Plan”) permits the grant of options, restricted stock, stock bonuses and stock appreciation rights to employees, directors and consultants.  Under the 2006 Plan, the number of shares of common stock equal to 6% of the number of outstanding shares of the Company are authorized to be issued.  The number of shares available to grant for awards adjusts at the beginning of each fiscal year if additional options to purchase shares of common stock were issued in the preceding fiscal year.  As of June 30, 2013, there have been 2,676,605 shares approved under the 2006 Plan for issuance.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.      Stockholders’ Equity (Continued)

Stock Options (Continued)
The 2002 Independent Directors Equity Incentive Plan (“2002 Plan”) permits the grant of stock or options to independent directors.  A total of 87,500 shares were approved by the stockholders for issuance under the 2002 Plan.  Options are granted at prices which are equal to 100% of the fair market value on the date of grant, and expire over a term not to exceed ten years.  Options generally vest immediately, unless otherwise determined by the board of directors.  The 2002 Plan, but not the options granted, expired in January 2012.

The Amended 1998 Stock Option Plan (“1998 Plan”) permits the grant of stock or options to employees, directors and consultants.  A total of 949,500 shares were approved by the stockholders for issuance under the 1998 Plan.  Options are granted at prices that are equal to 100% of the fair market value on the date of grant, and expire over a term not to exceed ten years.  Options generally vest ratably over three to five years, unless otherwise determined by the board of directors.  The 1998 Plan, but not the options granted, expired in February 2008.

Stock Compensation Expense
At June 30, 2013, the total compensation cost related to stock-based awards granted to employees under the Company's stock option plans but not yet recognized was $159,000.  This cost will be amortized on a straight-line basis over a weighted-average period of approximately two years and will be adjusted for subsequent changes in estimated forfeitures.  The total fair value of options vested during the years ended June 30, 2013, 2012, and 2011 was $356,000, $440,000, and $568,000.

We issue new shares of common stock upon exercise of stock options.  The following is a summary of option activity for the Company’s stock option plans:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at June 30, 2012	979,209	$3.11

Granted	273,750	$0.92
Forfeited/cancelled	(35,500)	$2.53
Expired	(153,709)	$4.54
Exercised	--
Outstanding at June 30, 2013	1,063,750	$2.36	2	$119,000
Vested and Expected to Vest at June 30, 2013	943,175	$2.37	2	$85,000
Exercisable at June 30, 2013	549,276	$3.04	1	$1,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock.  There were no options that were exercised during the years ended June 30, 2012 and 2013.  During the year ended June 30, 2011, the aggregate intrinsic value of options exercised under the Company's stock option plans was $1,000 determined as of the date of option exercise.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.      Stockholders’ Equity (Continued)

Stock Compensation Expense (Continued)
The following table summarizes information about stock options outstanding at June 30, 2013:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.86-$1.13	279,250	3.3	$0.93	1,750	$1.05
$1.88-$2.56	491,250	1.4	$2.30	351,566	$2.36
$2.88-$3.82	267,500	1.7	$2.96	170,210	$2.97
$6.00	6,250	0.1	$6.00	6,250	$6.00
$14.32-$15.80	19,500	0.5	$15.17	19,500	$15.17
	1,063,750			549,276

Non-vested stock option activity for the year ended June 30, 2013, is as follows:

	Non-vested Stock Options	Weighted-Average Grant Date Fair Value
Outstanding at June 30, 2012	479,803	$1.50
Granted	273,750	$0.52
Vested	(235,079)	$1.51
Forfeited	(4,000)	$1.05
Outstanding at June 30, 2013	514,474	$0.97

Common Stock Restricted Awards
On November 3, 2010, we entered into a four-year distribution agreement (the “Agreement”) with Nanshan for distribution of our Res-Q and MXP products in China and Hong Kong.  As part of the Agreement, we initially granted Nanshan restricted stock equal to one-half percent of the total outstanding common shares of the Company, or 70,117 shares.  The shares were restricted for a minimum period of six months and were released from restriction at the conclusion of the initial six-month period based on Nanshan’s performance in accordance with the Agreement. As the restricted stock had a performance commitment, it was amortized over the shortest period over which the shares may vest, six months.  Accordingly, we recorded $143,000 of stock compensation expense as a component of sales and marketing expenses, which represents the fair value of the award that was earned during the year ended June 30, 2011.  Effective December 25, 2012, the Agreement was terminated.  Under the Agreement, Nanshan could earn grants of restricted common stock of the Company in an amount up to 806,000 shares upon the achievement of certain milestones.  As the distribution agreement has terminated, Nanshan is no longer eligible to earn additional shares of common stock.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.      Stockholders’ Equity (Continued)

Common Stock Restricted Awards (Continued)
In June 2011, the Company’s Compensation Committee granted 30,000 shares of restricted common stock to an officer, vesting in three equal installments on the first, second and third anniversary of the grant date.

For the period ended June 30, 2012, the Company’s Compensation Committee granted 720,000 shares of restricted common stock to director level and executive members of management, vesting in three equal installments on the first, second and third anniversary of the grant date.

In March 2013, an officer was granted 50,000 shares of restricted common stock upon hire, vesting in three equal installments on the first, second and third anniversary of the grant date.

The following is a summary of restricted stock activity granted to employees during the years ended June 30, 2013, and 2012:

	2013		2012
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Balance at June 30	540,000	$1.93	30,000	$2.25
Granted	50,000	$0.91	720,000	$1.89
Vested	(174,997)	$1.95	(10,000)	$2.25
Forfeited	(25,000)	$1.70	(200,000)	$1.80
Outstanding at June 30	390,003	$1.81	540,000	$1.93

In connection with the vesting of the restricted stock awards, the election was made by some of the employees to satisfy the applicable federal income tax withholding obligation by a net share settlement, pursuant to which the Company withheld 59,054 shares and used the deemed proceeds from those shares to pay the income tax withholding.  The net share settlement is deemed to be a repurchase by the Company of its common stock.

As of June 30, 2013, we had $409,000 in total unrecognized compensation expense related to our restricted stock awards, which will be recognized over a weighted average period of approximately one year.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.    Gain on Sale of Product Lines

ThermoLine
On December 31, 2012, the Company entered into an Asset Purchase Agreement for the sale of certain of the assets, rights and properties of the ThermoLine product line for $500,000 and the manufacture of certain spare parts for $35,000.  The Company recognized the $161,000 gain on sale, net of transaction costs, upon delivery of the assets which occurred during the quarter ended March 31, 2013.  The gain on sale was calculated as follows:

Proceeds	$535,000
Less:
Inventories, net	351,000
Equipment, net	4,000
Transaction costs	19,000
Gain on sale	$161,000

CryoSeal
In June 2010, the Company and Asahi entered into an amendment (the "Amendment") of their Distribution and License Agreement, originally effective March 28, 2005.  Under the terms of the Amendment, Asahi obtained exclusive rights to distribute the CryoSeal System in South Korea, North Korea, Taiwan, the People’s Republic of China, the Philippines, Thailand, Singapore, India and Malaysia. These rights included the exclusive right to market, distribute and sell the processing disposables and Thrombin Reagent for production of thrombin in a stand-alone product.

In connection with the above-described Amendment, the Company and Asahi also entered into an Option Agreement (the “Option Agreement”) and on June 30, 2012, Asahi exercised the option to purchase certain intangible assets related to this product line, including all associated patents and engineering files for $2,000,000.  In connection with the notice of exercise, the Amendment automatically terminated.  Payment of the $2,000,000 was based upon completion of certain provisions of the Option Agreement.  As such, the Company recognized the gain on sale upon completion of those provisions, which occurred in July 2012.  The $2,000,000 payment was received in August 2012.

9.      Concentrations

At June 30, 2013, we had four distributors that individually accounted for 28%, 18%, 10% and 10% of accounts receivable.  At June 30, 2012, we had five distributors that individually accounted for 22%, 13%, 13%, 12% and 10% of accounts receivable.

Revenues from one distributor totaled $3,755,000 or 21%, $6,746,000 or 35% and $7,824,000 or 33% of net revenues during the years ended June 30, 2013, 2012 and 2011, respectively.  For the year ended June 30, 2013, a substantial portion of the distributor’s revenue came from one customer.  Revenues from another distributor totaled $2,299,000 or 13%, $1,870,000 or 10% and $2,229,000 or 10% of net revenues for the years ended June 30, 2013, 2012 and 2011, respectively.  Revenues from two other distributors totaled 11% each for the year ended June 30, 2013.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.      Concentrations (Continued)

The following is a summary of product revenues as a percentage of total net revenues for the Company’s principal product lines:

	2013	2012	2011
AXP	41%	39%	34%
BioArchive	20%	21%	28%
Other cord blood	13%	12%	9%
Res-Q/MXP	13%	11%	10%
ThermoLine	3%	4%	6%
CryoSeal	2%	7%	3%

We had sales to customers as follows for the years ended June 30:

	2013	2012	2011
United States	$8,011,000	$10,783,000	$13,745,000
China	2,058,000	609,000	778,000
Hong Kong	2,006,000	514,000	584,000
Asia - other	1,855,000	2,887,000	2,335,000
Europe	2,030,000	1,806,000	3,453,000
South America	831,000	1,505,000	1,904,000
Other	1,172,000	919,000	601,000
	$17,963,000	$19,023,000	$23,400,000

The Company has a contract manufacturer in Costa Rica that produces certain disposables.  The Company provides AXP equipment to its distributor in China for use by end-user customers.  The Company’s net equipment is summarized below by geographic area:

	June 30, 2013	June 30, 2012
United States	$1,005,000	$1,269,000
China	678,000	151,000
Costa Rica	403,000	205,000
All other countries	122,000	27,000
Total equipment, net	$2,208,000	$1,652,000

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.        Income Taxes

The reconciliation of federal income tax attributable to operations computed at the federal statutory tax rate of 34% to income tax expense (benefit) is as follows for the years ended June 30:

	2013	2012	2011
Statutory federal income tax benefit	$(1,049,000)	$(1,695,000)	$(873,000)
Net operating loss with no tax benefit	1,049,000	1,695,000	873,000
Total federal income tax	$--	$--	$--

At June 30, 2013, we had net operating loss carryforwards for federal and state income tax purposes of approximately $83,471,000 and $67,445,000 respectively, that are available to offset future income.  The federal and state loss carryforwards expire in various years between 2014 and 2033.

At June 30, 2013, we have research and experimentation credit carryforwards of approximately $1,285,000 for federal tax purposes that expire in various years between 2014 and 2033, and $1,293,000 for state income tax purposes that do not have an expiration date.

Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes are as follows:

	June 30, 2013	June 30, 2012
Deferred tax assets:
Net operating loss carryforwards	$31,342,000	$33,661,000
Income tax credits	2,161,000	1,990,000
Other	1,680,000	2,162,000

Total deferred taxes	35,183,000	37,813,000
Valuation allowance	(35,183,000)	(37,813,000)
Net deferred taxes	$--	$--

The valuation allowance decreased by approximately $2,630,000 in 2013 and increased by $43,000 and $455,000 in 2012 and 2011, respectively.  As of June 30, 2013, we have a benefit of approximately $1,852,000 related to stock option deductions, which will be credited to paid-in capital when realized, of which $1,624,000 is included in the valuation allowance.

In preparing the 2013 financial statement disclosures, the Company determined that it had understated deferred tax assets: other and total deferred taxes by $245,000 as of June 30, 2012.  The offset was to the valuation allowance by ($245,000).  Accordingly, the 2012 amounts have been changed for the purposes of the presentation within the table above.  These changes in the disclosed deferred tax assets; other total deferred taxes and the valuation allowance amounts had no effect on the reported net deferred taxes in the consolidated balance sheet and net loss in the consolidated statement of operations for the year ended June 30, 2012.

Because of the “change of ownership” provisions of the Tax Reform Act of 1986, a portion of the Company’s federal net operating loss and credit carryovers may be subject to an annual limitation regarding their utilization against taxable income in future periods.

THERMOGENESIS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.        Employee Retirement Plan

We sponsor an Employee Retirement Plan, generally available to all employees, in accordance with Section 401(k) of the Internal Revenue Code.  Employees may elect to contribute up to the Internal Revenue Service annual contribution limit.  Under this Plan, at the discretion of the board of directors, we may match a portion of the employees’ contributions.  We made no discretionary or matching contributions to the Plan for the years ended June 30, 2013, 2012 and 2011.

12.        Subsequent Event

On July 15, 2013, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with TotipotentRX providing for the merger of TotipotentRX into the Company, with the Company surviving.  TotipotentRX is a privately held biomedical technology company specializing in human clinical trials in the field of regenerative medicine and is the exclusive provider of cell-based therapies to the Fortis Healthcare System.

Assuming the merger is consummated, a TotipotentRX stockholder will receive, in exchange for each share of TotipotentRX common stock held by such stockholder immediately before the closing of the Merger, approximately 31.105 shares of Company common stock.  After the merger, the former shareholders of TotipotentRX will own approximately 12,490,800 shares of the Company’s common stock, in the aggregate representing approximately 43% of the Company’s shares of common stock outstanding, excluding shares of common stock subject to options and warrants.

The Merger Agreement was unanimously approved by the boards of directors of both companies.  The contemplated merger is subject to the approval of the Company’s and TotipotentRX’s respective stockholders at stockholders meetings and satisfaction of other closing conditions, including the filing of a registration statement with the SEC.  Further, the combined company will be named Cesca Therapeutics to better reflect the combined products and services of the two companies.  It is anticipated that the merger will close during the fourth quarter of calendar 2013.

The Merger Agreement contains certain termination rights for both the Company, on the one hand, and TotipotentRX, on the other, and further provides that, upon termination of the Merger Agreement under specified circumstances, including, but not limited to, termination due to a failure by one party to recommend approval of the Merger, a party soliciting an acquisition proposal in breach of the Merger Agreement, or a party entering into an agreement with a third-party related to an acquisition proposal, that breaching party may be required to pay to the other party a termination fee of $500,000.

TotipotentRX Corporation
Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$509,000	$1,035,000
Accounts receivable	207,000	222,000
Inventories	91,000	73,000
Other current assets	74,000	28,000
Total current assets	881,000	1,358,000
Long-term receivables	48,000	39,000
Equipment, net	374,000	415,000
Other assets	20,000	30,000
Total assets	$1,323,000	$1,842,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$589,000	$324,000
Deferred revenue	45,000	43,000
Note payable	30,000	--
Accrued liabilities	173,000	182,000
Total current liabilities	837,000	549,000
Notes payable to related parties	328,000	312,000
Deferred revenue	236,000	167,000
Capital lease payable	44,000	--
Total liabilities	1,445,000	1,028,000
Commitments and contingencies (Note 3)
Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000 shares authorized; 401,563 issued and outstanding (333,000 at December 31, 2012)	4,000	3,000
Paid-in capital	2,493,000	2,632,000
Accumulated deficit	(2,404,000)	(1,620,000)
Accumulated other comprehensive loss	(215,000)	(155,000)
Total TotipotentRX Corporation stockholders’ equity	(122,000)	860,000
Noncontrolling interest	--	(46,000)
Total stockholders’ equity (deficit)	(122,000)	814,000
Total liabilities and stockholders’ equity	$1,323,000	$1,842,000

The accompanying notes are an integral part of the condensed consolidated financial statements.

TotipotentRX Corporation
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

	Nine Months Ended September 30,
	2013	2012

Net revenues	$1,130,000	$791,000
Cost of goods sold	829,000	516,000
Gross profit	301,000	275,000

Operating expenses:
Selling, general and administrative expenses	1,146,000	859,000
Depreciation	34,000	31,000
Total operating expenses	1,180,000	890,000
Loss from operations	(879,000)	(615,000)

Interest and other income (expense), net	(12,000)	(1,000)

Loss before taxes	(891,000)	(616,000)
Provision for income taxes	--	37,000
Net Loss	(891,000)	(653,000)
Less: Net loss attributable to noncontrolling interests	(107,000)	(114,000)
Net loss attributable to TotipotentRX Corporation	$(784,000)	$(539,000)

Net loss	$(891,000)	$(653,000)
Other comprehensive (loss):
Foreign currency translation adjustments	(46,000)	--
Comprehensive loss	(937,000)	(653,000)
Comprehensive loss attributable to noncontrolling interests	(107,000)	(114,000)
Comprehensive loss attributable to TotipotentRX Corporation	$(830,000)	$(539,000)

The accompanying notes are an integral part of the condensed consolidated financial statements.

TotipotentRX Corporation
Condensed Consolidated Statements of Shareholder’s Equity (Unaudited)

	Common Stock
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total TotipotentRX Corporation Stockholder’s Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2011	333,000	$3,000	$1,799,000	$(682,000)	$(136,000)	$984,000	$126,000	$1,110,000

Net (loss)	--	--	--	(539,000)	--	(539,000)	(114,000)	(653,000)

Sale of subsidiary shares to noncontrolling interests	--	--	832,000	--	--	832,000	48,000	880,000

Stock-based compensation	--	--	1,000	--	--	1,000	--	1,000

Balance, September 30, 2012	333,000	$3,000	$2,632,000	$(1,221,000)	$(136,000)	$1,278,000	$60,000	$1,338,000

Balance, December 31, 2012	333,000	$3,000	$2,632,000	$(1,620,000)	$(155,000)	$860,000	$(46,000)	$814,000

Net (loss)	--	--	--	(784,000)	--	(784,000)	(107,000)	(891,000)

Acquisition of noncontrolling interest	68,563	1,000	(140,000)	--	(14,000)	(153,000)	153,000	--

Stock-based compensation	--	--	1,000	--	--	1,000	--	1,000

Foreign currency translation	--	--	--	--	(46,000)	(46,000)	--	(46,000)

Balance, September 30, 2013	401,563	$4,000	$2,493,000	$(2,404,000)	$(215,000)	$(122,000)	--	$(122,000)

The accompanying notes are an integral part of the condensed consolidated financial statements.

TotipotentRX Corporation
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities:
Net loss	$(891,000)	$(653,000)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation expense	1,000	1,000
Depreciation and amortization	72,000	63,000
Interest accrued on notes payable to related parties	16,000	12,000
Net changes in operating assets and liabilities:
Accounts receivable, net	(43,000)	(143,000)
Inventories	(48,000)	26,000
Other current assets	(49,000)	(11,000)
Other assets	7,000	(2,000)
Accounts payable	348,000	(34,000)
Accrued liabilities	(10,000)	(19,000)
Deferred revenue	106,000	100,000

Net cash used in operating activities	(491,000)	(660,000)
Cash flows from investing activities:
Capital expenditures	(12,000)	(149,000)
Purchase of short-term investments	--	(65,000)
Proceeds from sales or maturities of short-term investments	--	189,000

Net cash used in investing activities	(12,000)	(25,000)
Cash flows from financing activities:
Proceeds from note payable	34,000	--
Payment on note payable	(4,000)	--
Proceeds from sale of subsidiary shares	--	630,000

Net cash provided by financing activities	30,000	630,000
Effects of foreign currency rate changes on cash	(53,000)	(9,000)
Net decrease in cash and equivalents	(526,000)	(64,000)
Cash and cash equivalents at beginning of period	1,035,000	1,174,000
Cash and cash equivalents at end of period	$509,000	$1,110,000

Supplemental non-cash financing information:
Equipment acquired with capital lease	$55,000	--

The accompanying notes are an integral part of the condensed consolidated financial statements.

TotipotentRX Corporation
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.            Summary of Significant Accounting Policies
Nature of Operations
TotipotentRX (the “Company”, “TotiRX”) is focused in the research, development and commercialization of autologous cell-based therapeutics for use in regenerative medicine. TotiRX is headquartered in Los Angeles, California with two subsidiaries in New Delhi/Gurgaon, India. The subsidiaries jointly operate sales and services branch offices in Chennai and Mumbai, India, and TotiRX operates a branch office in Bangalore, India.

On July 2, 2013, TotiRX, a California corporation, and MK Alliance, Inc., incorporated in California in 2007, entered into an Agreement and Plan of Merger whereby TotiRX merged with and into MK Alliance, Inc., with MK Alliance, Inc. as the survivor company and subsequently changed its name to TotiRX.  Immediately prior to the merger, MK Alliance owned approximately 77% of the outstanding shares of TotiRX.  Each outstanding share of TotiRX not owned by the surviving corporation was converted into 0.351657 of the surviving corporation.  In addition, options to purchase 31,000 shares (10,901 after conversion) of TotiRX were assumed by the surviving corporation.

Interim Reporting
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information.  Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to accounting principles applicable for interim periods.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended September 30, 2013, are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.  These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in this Form S-4/A-2.

Recently Adopted Accounting Pronouncements
In February 2013, the FASB issued ASC 2013-02, which is an update to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”).  Companies are also required to present reclassifications by component when reporting changes in AOCI balances.  We adopted ASC 2013-02 effective January 1, 2013.  The adoption of ASC 2013-02 did not have a material impact on our consolidated results of operations or financial condition.

Subsequent Events
The Company evaluated events occurring between September 30, 2013 and December 11, 2013, the date the financial statements were available to be issued.

2.            Commitments and Contingent Liabilities
In the normal course of operations, the Company may have disagreements or disputes with customers, employees or vendors.  Such potential disputes are seen by management as a normal part of business.  As of September 30, 2013, management believes any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on our consolidated financial position, operating results or cash flows.

3.            Stock-Based Compensation
The shares and price per share information reflected in this footnote 3 have been presented to give effect to the TotiRX/MK Alliance merger.  The following is a summary of option activity for our stock option plan:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at December 31, 2012	10,901	$17.28

Granted	--	--
Forfeited/cancelled	--	--
Expired	--	--
Exercised	--	--
Outstanding at September 30, 2013	10,901	$17.28	2.3
Exercisable at September 30, 2013	10,726	$17.28	2.3
Vested and expected to vest at September 30, 2013	10,901	$17.28	2.3

Non-vested stock option activity for the nine months ended September 30, 2013, is as follows:

	Non-Vested Stock Options	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2012	264	$12.82
Granted	--	--
Vested	88	$12.82
Forfeited	--	--
Outstanding at September 30, 2013	176	$12.82

4.            Note Payable
In August 2013, the Company entered into a note payable for $34,000 to be paid in ten monthly installments beginning in September 2013 and ending in June 2014. The note payable has an annual interest rate of 5.24%.

5.            Proposed Merger with ThermoGenesis Corp.
On July 15, 2013, TotiRX entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with ThermoGenesis Corp. (“ThermoGenesis”) providing for the merger of TotiRX into ThermoGenesis, with ThermoGenesis surviving.  ThermoGenesis is a public company and a leading designer and supplier of clinical technologies for processing, storage and administration of stem cells used in the practice of regenerative medicine.

Assuming the merger is consummated, a TotiRX stockholder will receive, in exchange for each share of TotiRX common stock held by such stockholder immediately before the closing of the Merger, approximately 30.284 shares of ThermoGenesis common stock.  After the merger, the former stockholders of TotiRX will own approximately 12,490,841 shares of ThermoGenesis common stock, in the aggregate representing approximately 43% ThermoGenesis shares of common stock outstanding, excluding shares of common stock subject to options and warrants.

The Merger Agreement was unanimously approved by the boards of directors of both companies.  The contemplated merger is subject to the approval of TotiRX and ThermoGenesis respective stockholders at stockholders meetings and satisfaction of other closing conditions, including the filing of a registration statement with the SEC.  Further, the combined company will be named Cesca Therapeutics to better reflect the combined products and services of the two companies.  It is anticipated that the merger will close during the first quarter of calendar 2014.

The Merger Agreement contains certain termination rights for both TotiRX, on the one hand, and ThermoGenesis, on the other, and further provides that, upon termination of the Merger Agreement under specified circumstances, including, but not limited to, termination due to a failure by one party to recommend approval of the Merger, a party soliciting an acquisition proposal in breach of the Merger Agreement, or a party entering into an agreement with a third-party related to an acquisition proposal, that breaching party may be required to pay to the other party a termination fee of $500,000.

Report of Independent Auditors
The Board of Directors

MK Alliance, Inc.

We have audited the accompanying consolidated financial statements of MK Alliance, Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MK Alliance, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Sacramento, CA
November 8, 2013

MK Alliance, Inc.
Consolidated Balance Sheets

	December 31,
	2012	2011
ASSETS
Currents Assets:
Cash and cash equivalents	$1,035,000	$1,174,000
Short-term investments	--	123,000
Accounts receivable, net of allowance for doubtful accounts of $17,000 ($6,000 at December 31, 2011)	222,000	82,000
Inventories	73,000	49,000
Other current assets	28,000	23,000
Total current assets	1,358,000	1,451,000
Long-term receivables, net of allowance of $41,000 ($0 at December 31, 2011)	39,000	4,000
Equipment, net	415,000	363,000
Investment in private corporation	--	250,000
Other assets	30,000	29,000
Total assets	$1,842,000	$2,097,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$324,000	$292,000
Deferred revenue	43,000	52,000
Stock subscription payable	--	250,000
Accrued liabilities	182,000	144,000
Total current liabilities	549,000	738,000
Notes payable to related parties	312,000	236,000
Deferred revenue	167,000	13,000
Total liabilities	1,028,000	987,000
Commitments and contingencies (Note 6)
Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000 shares authorized; 333,000 issued and outstanding at December 31, 2012 and 2011	3,000	3,000
Paid-in capital	2,632,000	1,799,000
Accumulated deficit	(1,620,000)	(682,000)
Accumulated other comprehensive loss	(155,000)	(136,000)
Total MK Alliance, Inc. stockholders’ equity	860,000	984,000
Noncontrolling interest	(46,000)	126,000
Total stockholders’ equity	814,000	1,110,000
Total liabilities and stockholders’ equity	$1,842,000	$2,097,000

The accompanying notes are an integral part of the consolidated financial statements.

MK Alliance, Inc.
Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2012	2011

Net revenues	$1,177,000	$1,839,000
Cost of goods sold	776,000	1,009,000
Gross profit	401,000	830,000

Operating expenses:
Selling, general and administrative expenses	1,473,000	1,029,000
Depreciation	45,000	29,000
Total operating expenses	1,518,000	1,058,000
Loss from operations	(1,117,000)	(228,000)

Interest and other income (expense), net	(3,000)	(3,000)

Loss before taxes	(1,120,000)	(231,000)
Provision for income taxes	37,000	91,000
Net Loss	(1,157,000)	(322,000)
Less: Net loss attributable to noncontrolling interests	(219,000)	(94,000)
Net loss attributable to MK Alliance, Inc.	$(938,000)	$(228,000)

Net loss	$(1,157,000)	$(322,000)
Other comprehensive (loss):
Foreign currency translation adjustments	(20,000)	(144,000)
Comprehensive loss	(1,177,000)	(466,000)
Comprehensive loss attributable to noncontrolling interests	(220,000)	(107,000)
Comprehensive loss attributable to MK Alliance, Inc.	$(957,000)	$(359,000)

The accompanying notes are an integral part of the consolidated financial statements.

MK Alliance, Inc.
Consolidated Statements of Stockholders` Equity

	Common Stock
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total MK Alliance, Inc. Stockholder’s Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2010	333,000	$3,000	$827,000	$(454,000)	$(5,000)	$371,000	$--	$371,000

Net (loss)	--	--	--	(228,000)	--	(228,000)	(94,000)	(322,000)

Sale of subsidiary shares to noncontrolling interests	--	--	867,000	--	--	867,000	233,000	1,100,000

Stock-based compensation	--	--	105,000	--	--	105,000	--	105,000

Foreign currency translation	--	--	--	--	(131,000)	(131,000)	(13,000)	(144,000)

Balance, December 31, 2011	333,000	3,000	1,799,000	(682,000)	(136,000)	984,000	126,000	1,110,000

Net (loss)	--	--	--	(938,000)	--	(938,000)	(219,000)	(1,157,000)

Sale of subsidiary shares to noncontrolling interests	--	--	832,000	--	--	832,000	48,000	880,000

Stock-based compensation	--	--	1,000	--	--	1,000	--	1,000

Foreign currency translation	--	--	--	--	(19,000)	(19,000)	(1,000)	(20,000)

Balance, December 31, 2012	333,000	$3,000	$2,632,000	$(1,620,000)	$(155,000)	$860,000	$(46,000)	$814,000

The accompanying notes are an integral part of the consolidated financial statements.

MK Alliance, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2011
Cash flows from operating activities:
Net loss	$(1,157,000)	$(322,000)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation expense	1,000	105,000
Depreciation and amortization	89,000	60,000
Interest accrued on notes payable to related parties	16,000	16,000
Loss on impairment of investment in private corporation	250,000	--
Net changes in operating assets and liabilities:
Accounts receivable, net	(226,000)	(38,000)
Inventories	(13,000)	(49,000)
Other current assets	(6,000)	(15,000)
Other assets	(2,000)	(10,000)
Accounts payable	74,000	225,000
Accrued liabilities	43,000	110,000
Deferred revenue	151,000	74,000

Net cash (used in) provided by operating activities	(780,000)	156,000
Cash Flows from investing activities:
Capital expenditures	(155,000)	(276,000)
Purchase of short-term investments	(63,000)	(277,000)
Proceeds from sales or maturities of short-term investments	185,000	138,000
Investment in private corporation	--	(250,000)

Net cash used in investing activities	(33,000)	(665,000)
Cash flows from financing activities:
Proceeds from sale of subsidiary shares	630,000	1,100,000
Stock subscription payable	--	250,000
Proceeds from note payable to related party	60,000	--

Net cash provided by financing activities	690,000	1,350,000
Effects of foreign currency rate changes on cash	(16,000)	(107,000)
Net (decrease) increase in cash and equivalents	(139,000)	734,000
Cash and cash equivalents at beginning of year	1,174,000	440,000
Cash and cash equivalents at end of year	$1,035,000	$1,174,000

Supplemental disclosures of cash flow information:
Income taxes paid	$56,000	$54,000

The accompanying notes are an integral part of the consolidated financial statements.

MK Alliance, Inc.
Notes to Consolidated Financial Statements

1.            Summary of Significant Accounting Policies
Nature of Operations
MK Alliance, Inc. (“the Company”) is focused in the research, development and commercialization of autologous cell-based therapeutics for use in regenerative medicine. MK Alliance, Inc., and its majority held subsidiary, TotipotentRX Corporation (“TotiRX”), are headquartered in Los Angeles, California with two subsidiaries, TotipotentRX Cell Therapy Pvt. Ltd. (“TotiRX India”) and TotipotentSC Product Pvt. Ltd. (“TotiSC India”) in Gurgaon, a suburb of New Delhi, India. The subsidiaries jointly operate sales and services branch offices in Chennai and Mumbai, India, and TotiRX operates a branch office in Bangalore, India.

The Company sells the following technologies: (1) medical devices and equipment for collection, transportation, and processing of cord blood, cord tissue, bone marrow, and peripheral blood; (2) reagents for culturing and assaying stem cells; (3) services to hospitals and surgeons for processing autologous cellular therapies at the point of care. The Company has a GMP ISO 13485 Medical device manufacturing facility in Gurgaon, India.

TotiRX and TotiRX India are primarily a cellular therapy research and development company with human cell therapy development initiatives in cardiac disease, vascular disease, and orthopedic regeneration. TotiRX’s commercial efforts are focused on providing human clinical trial contract services, and providing cellular therapy services to its partner Fortis Healthcare Ltd. (“FHL”).  Inclusive in the sales and service offering are cord blood banking, and point-of-care devices, kits and services to the FHL physicians and surgeons. The subsidiary has a GMP ISO 9001 (U.S. FDA registered) cellular processing and banking facility in Gurgaon, India.  TotiSC India is primarily a cellular therapy medical device company providing devices and kits to both the cord blood banking and point-of-care hospital markets.  TotiSC’s commercial efforts are primarily focused in Europe and Southeast Asia.  The subsidiary has a GMP ISO 13485 medical device manufacturing facility in Gurgaon, India.

The Company sells most of its products and services on a direct basis. The Company’s main sales geographies are India and Europe.

The Company’s subsidiaries, TotiRX and TotiRX India, sell their services globally. The sales and service program with FHL is primarily focused in India.

The Company’s subsidiary, TotiSC India, sells its products and services where it has government registration (licenses), and this currently includes all of the European Union, India, Singapore and territories which accept European Union CE medical device approval.

Accounting Principles
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the parent company, MK Alliance Inc., its wholly-owned subsidiary, Totipotent SC Corporation, majority-owned subsidiary, TotiRX and its wholly-owned subsidiary, TotiRX India. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Short-term Investments
Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.  Short-term investments are comprised of certificates of deposits which are classified as available for sale and have maturities greater than three months, but not exceeding one year.

Fair Value of Financial Instruments
The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and under a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities;

Level 2—Observable inputs, other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to fair value of the assets or liabilities.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, approximate fair value due to their short duration.  As of December 31, 2012, the Company had no Level 1, 2 or 3 financial instruments.  As of December 31, 2011, the Company had certificates of deposits of $123,000 in cash equivalents and short-term investments, each, classified as Level 1 assets.  As of December 31, 2011, the Company did not have any Level 2 or 3 financial instruments.

Foreign Currencies
Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet. The functional currency in India is the Indian rupee (INR). Revenue and expenses are translated at average rates of exchange prevailing during the year. Cash flows were also translated at average exchange rates for the period, therefore, amounts reported on the consolidated statement of cash flows did not necessarily agree with changes in the corresponding balances on the consolidated balance sheet. Equity accounts other than retained earnings are translated at the historic exchange rate on the date of investment. Translation adjustments of $20,000 and $144,000 for the years ended December 31, 2012 and 2011 resulting from this process are recorded to other comprehensive loss.

Accounts Receivable
Accounts receivable are stated net of an allowance for doubtful accounts.  The Company estimates an allowance based on its historical collection trends, age of outstanding receivables and existing economic conditions.  A customer’s receivable balance is considered past-due based on its contractual terms.  Past-due receivable balances are written-off when the Company’s internal collection efforts have been unsuccessful in collecting the amount due.

Allowance for Doubtful Accounts
The Company evaluates the collectability of accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors.  The Company writes off uncollectible accounts receivable based upon specific criteria, including when internal and/or external efforts to collect the amounts are unsuccessful, whether a customer has accounts past due over a specified period of time, and whether a customer has filed for or has been placed in bankruptcy.  Allowances are recorded for all other receivables based on analysis of historical trends of write-offs and recoveries.  In addition, in circumstances where we are aware of a specific customer’s inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded to reduce the receivable to the net amount reasonably expected to be collected.  Our judgment is required as to the impact of certain of these items and other factors as to ultimate realization of our accounts receivable.  If the financial condition of our customers were to deteriorate, additional allowances may be required.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Inventory Reserves
The Company states inventories at lower of cost or market value determined on a first-in, first-out basis.  The Company provides inventory allowances when conditions indicate that the selling price could be less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes, which it includes as a component of cost of revenues.  Additionally, the Company provides reserves for excess and slow-moving inventory on hand that are not expected to be sold to reduce the carrying amount of slow-moving inventory to its estimated net realizable value.  The reserves are based upon estimates about future demand from our customers and distributors and market conditions.  Because some of the Company’s products are highly dependent on current customer use and validation, and completion of regulatory and field trials, there is a risk that we will forecast incorrectly and purchase or produce excess inventories.  As a result, actual demand may differ from forecasts and the Company may be required to record additional inventory reserves that could adversely impact the gross margins.  Conversely, favorable changes in demand could result in higher gross margins when products previously reserved are sold.

Equipment
Equipment is recorded at cost and presented net of depreciation and amortization. Depreciation is primarily accounted for on the straight-line method based on estimated useful lives. The amortization of leasehold improvements is based on the shorter of the lease term of the life of the improvement. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

Revenue Recognition
Revenues from the sale of the Company’s products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.  Amounts billed in excess of revenue recognized are recorded as deferred revenue on the balance sheet.

Revenue arrangements with multiple deliverables are divided into units of accounting if certain criteria are met, including whether the delivered item(s) has value to the customer on a stand-alone basis.  Revenue for each unit of accounting is recognized as the unit of accounting is delivered.  Arrangement consideration is allocated to each unit of accounting based upon the relative fair value determined from third-party evidence of the separate units of accounting.  The Company accounts for collection, processing and testing of the umbilical cord blood and the storage as separate units of accounting.  Revenue generated from storage contracts is deferred and recorded ratably over the life of the agreement, up to 21 years.

Shipping and handling fees billed to customers are included in net revenues, while the related costs are included in cost of goods sold.

Stock-Based Compensation
The Company measures compensation expense for all share-based awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest.  The Company uses the Black-Scholes option-pricing model to determine the fair-value for awards and recognizes compensation expense on a straight-line basis over the awards’ vesting periods.  Management has determined the Black-Scholes fair value of stock option awards and related share-based compensation expense with the assistance of third-party valuation specialists.  Determining the fair value of stock options at the grant date requires the use of highly subjective assumptions, including the expected term of the option and the expected volatility of the Company’s stock price. The determination of the grant date fair value of options using an option-pricing model is affected by the Company’s estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. In valuing the options, management makes assumptions about risk-free interest rates, dividend yields, volatility, and weighted-average expected lives, of the options.

Risk-free rate. Risk-free interest rates are derived from U.S. Treasury securities as of the option grant date.

Expected dividend yields. Expected dividend yields are based on the Company’s historical dividend payments, which have been zero to date.

Volatility. Absent a public market for its shares, the Company estimated volatility of its share price based on the volatilities of industry peers in the regenerative medicine space in which the Company operates.

Expected term. The Company estimates the weighted-average expected life of options as the average of the vesting option schedule and the term of the award, which is known as the simplified method, since, due to the limited period of time share-based awards have been exercisable, the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

Forfeiture rate. As the majority of the stock options granted were immediately vested, a 0% forfeiture rate was used.

Income Taxes
The tax years 2007-2012 remain open to examination by the major taxing jurisdictions to which we are subject; however, there is no current investigation.  The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense.

We account for income taxes using the liability method.  Under this method, deferred tax assets are based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.  These deferred tax assets include net operating loss carryforwards, fixed assets and reserves and accruals.  The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.  Utilization of operating losses may be subject to annual limitation due to ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions.  The annual limitation may result in the expiration of net operating losses and credits before utilization.

Research and Development Expenses
For the years ended December 31, 2012 and 2011 the Company had $139,000 and $58,000, respectively of research and development expenses included in selling, general and administrative expenses in the statement of operations.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements
In July 2012, the FASB issued ASU 2012-02, which is an update to Topic 350, “Intangibles – Goodwill and Other”.  This update provides additional guidance in performing impairment tests for indefinite-lived intangible assets by simplifying how an entity tests those assets for impairment.  The update allows an entity to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a qualitative impairment test.  The Company adopted ASU 2012-02 effective December 31, 2012.  The adoption of ASU 2012-02 did not have a material impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” The guidance improves the comparability of financial reporting and facilitates the convergence of U.S. GAAP and IFRS by amending the guidance in ASC 220, “Comprehensive Income”.  Under the amended guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The Company adopted this guidance retrospectively for the year ending December 31, 2011.  The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Updates (“ASU”) to the Fair Value Measurement Topic of the FASB ASC.  This update was issued in order to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The update clarifies that (i) the highest and best use concept applies only to the fair value measurement of nonfinancial assets, (ii) specific requirements pertain to measuring the fair value of instruments classified in a reporting entity’s shareholders’ equity and, (iii) a reporting entity should disclose quantitative information about unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.  The update changes requirements with regard to the fair value of financial instruments that are managed within a portfolio and with regard to the application of premiums or discounts in a fair value measurement.  In addition, the update increased disclosure requirements regarding Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between the unobservable inputs, if any.  The Company adopted ASU 2011-04 effective January 1, 2012.  The adoption of ASU 2011-04 did not have a material impact on our consolidated results of operations or financial condition.

Recently Issued Accounting Pronouncements
In February 2013, the FASB issued ASC 2013-02, which is an update to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”).  Companies are also required to present reclassifications by component when reporting changes in AOCI balances.  The updated accounting guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012 on a prospective basis.  This guidance is not expected to have a material impact on our financial condition or results of operations.

In March 2013, the FASB issued ASU 2013-05, “Foreign Currency Matters” (Topic 830) which provides guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. The Company is currently assessing the potential impact, if any, the adoption of ASU 2013-05 may have on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”. This amendment requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward or a similar tax loss or a tax credit carryforward, unless certain conditions exist. This guidance is effective prospectively for annual reporting periods (and the interim periods within) beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company expects to adopt this guidance effective July, 2014.  The Company is currently assessing the potential impact, if any, the adoption of ASU 2013-11 may have on its consolidated financial statements.

Subsequent Events
The Company evaluated events occurring between the end of the most recent fiscal year and November 8, 2013 the date the financial statements were available to be issued.  Refer to Note 12 for further information on subsequent events.

2.            Inventories
Inventories consisted of the following at December 31:

	2012	2011
Supplies	$28,000	$39,000
Raw materials	18,000	4,000
Finished goods	27,000	6,000
	$73,000	$49,000

3.            Equipment
Equipment comprised the following at December 31:

	2012	2011
Machinery and equipment	$330,000	$205,000
Computer and software	65,000	57,000
Leasehold improvements	80,000	93,000
Office equipment	99,000	82,000
	574,000	437,000
Less accumulated depreciation	(159,000)	(74,000)
Net equipment	$415,000	$363,000

4.            Investment in Private Corporation
In October 2011, TotiRX entered into a Stock Purchase Agreement (“Agreement”) with a private corporation.  Under the terms of the Agreement, TotiRX agreed to purchase two $250,000 tranches of common stock comprised of 834 shares at $299.76 per share.  The first tranche was purchased concurrent with signing the agreement and is recorded at the historical cost of $250,000 at December 31, 2011.

During the quarter ended December 31, 2012, TotiRX and the other company terminated the stock purchase agreement for breach.  Based on management’s belief that the private company’s products still required significant development before they would be ready for commercial sale, the investment was considered fully impaired and the carrying value of $250,000 was written off to selling, general and administrative expenses.

5.            Notes Payable to Related Parties
On May 28, 2008, the Company entered into promissory notes for $75,000 each with two of its officers.  The notes bore interest at 8% and had an original maturity date of May 28, 2011.  The notes were amended on May 28, 2011, May 28, 2012 and May 28, 2013 to provide for an interest rate of 7% and a maturity date of May 27, 2014.

In August 2008, the Company entered into a $30,000 promissory note with one of the above officers.  The note bore interest at 8% and had an original maturity date of August 28, 2011.  The note was amended in August 2011, 2012 and 2013 to provide for an interest rate of 7% and a maturity date of August 28, 2014.

In December 2012, the Company entered into a $60,000 promissory note with one of the above officers.  The note bears interest of 7% and matures on December 19, 2013.

As the Company has consistently demonstrated its intent to extend the notes for an additional year, the notes payable to related parties balance has been classified as long-term at December 31, 2012 and 2011.

Through December 31, 2012, no interest had been paid on the loans. The accrued interest of $72,000 and $56,000 at December 31, 2012 and 2011, respectively, is included in the notes payable to related parties balance.

6.            Commitments and Contingencies
As part of the agreement with FHL, the Company has guaranteed a minimum monthly revenue to FHL of 375,000 INR (approximately $7,000 as of December 31, 2012) subject to foreign currency fluctuations once all specified government approvals are in place.  As the required government approvals were not received until July 2013, there were no payments made under this requirement for the years ended December 31, 2012 and 2011.  The agreement ends May 2016.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company.

7.            Rental and Lease Information
The Company leases its facilities and certain equipment. Rental expenses for the years ended December 31, 2012 and 2011 amounted to $62,000 and $65,000, respectively.  The annual future minimum lease payments for the non-cancelable operating lease are as follows:

2013	$32,000
2014	34,000
2015	6,000
Total	$72,000

8.            Stock-Based Compensation
The Company’s subsidiary, TotiRX has a Stock Option Plan which permits the grant of options to employees, directors, consultants and advisers.  There are 50,000 shares authorized to be issued under this Plan.  The exercise price of the options shall not be less than 85% of the fair market value of the stock.  Generally, the stock options granted through December 31, 2012 have a maximum term of five years and vest immediately.  The following is a summary of option activity for our stock option plan:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at December 31, 2011	31,000	$6.077

Granted	--	--
Forfeited/cancelled	--	--
Expired	--	--
Exercised	--	--
Outstanding at December 31, 2012	31,000	$6.077	3
Exercisable at December 31, 2012	30,250	$6.077	3
Vested and expected to vest at December 31, 2012	31,000	$6.077	3
Non-vested stock option activity for the year ended December 31, 2012, is as follows:

	Non-Vested Stock Options	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	1,000	$4.51
Granted	--
Vested	250	$4.51
Forfeited	--
Outstanding at December 31, 2012	750	$4.51

The weighted average grant date fair value of options granted during the year ended December 31, 2011 was $3.52.  There were no options granted during the year ended December 31, 2012.  The total fair value of options vested during the years ended December 31, 2012 and 2011 was $1,000 and $105,000.

The fair value of stock options granted on January 30, 2011 was estimated using the following weighted average assumptions:

Expected life (years)	2.5
Risk-free interest rate	0.82%
Expected volatility	109%
Dividend yield	0%

The estimated per share value of common stock was based on a valuation performed by an independent third-party valuation specialist. The risk-free interest rates are based on U.S. Treasury securities at maturity with an equivalent term. The Company estimates the weighted average expected life of the options, following the permitted simplified method, as the mid-point between the vesting date and the end of the contractual term of the awards, since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. There has been no trading activity in the stock and as such, volatility represents management’s best estimate of future volatility based on reviewing the average volatility of stock prices for similar publicly traded companies. The Company has not declared or paid dividends in the past and does not currently expect to do so in the foreseeable future.

9.            Stockholders’ Equity
In December 2011, the Company sold 8,696 shares of common stock in TotiRX for $200,000 and in January 2012, the Company sold 38,262 shares of TotiRX common stock for $880,000.  The shares of common stock were sold with warrants to purchase 5,700 shares of common stock.  Also, in December 2011, $250,000 of cash was received in advance of issuing the stock certificates and was recorded as a stock subscription payable as of December 31, 2011.  The shares were sold to noncontrolling interests to increase their percentage ownership to approximately 23%.  The warrants may be exercised by the holders at an exercise price of $23.00 per share.  The warrants expire upon the earlier of November 30, 2014 or the sale of TotiRX.

In January 2011, the Company sold 148,000 shares of common stock for $900,000 to noncontrolling interests for an approximately 19% ownership.

10.            Concentrations
The Company’s assets and operations are primarily located in India, except for certain overhead and sales functions, which are located in the United States.

Revenues from one customer totaled $363,000 or 31% and $328,000 or 18% of net revenues for the years ended December 31, 2012 and 2011.  At December 31, 2012, this customer individually accounted for 10% of total accounts receivable.  Revenues from another customer totaled $176,000 or 15% and $911,000 or 50% of net revenues for the years ended December 31, 2012 and 2011.  Revenues from another customer totaled $92,000 or 8% and $291,000 or 16% for the years ended December 31, 2012 and 2011.

11.            Income Taxes

The income tax provision for the years ended December 31, 2012 and 2011 varies from amounts computed by applying the federal statutory tax rate to income before income taxes due to state income taxes, penalties and interest, foreign taxes and valuation allowance.

At December 31, 2012, we had net operating loss carryforwards for federal and state income tax purposes of approximately $1,026,000 and $693,000 respectively, that are available to offset future income.  The federal and state loss carryforwards expire in various years between 2017 and 2032.

The provision for (benefit from) income taxes consists of the following:

	December 31,
	2012	2011
Current
Federal	$23,000	$13,000
State
Foreign	$14,000	$78,000
Total current	$37,000	$91,000
Deferred:
Federal	$(253,000)	$(95,000)
State	(19,000)	(3,000)
Foreign	(101,000)	(54,000)
Total deferred	$(373,000)	$(152,000)
Valuation allowance	$373,000	$152,000
Total income tax expense	$37,000	$91,000

Loss before income taxes include losses relating to non-U.S. operations of approximately $376,000 for 2012 and profits related to non-U.S. operations of approximately $150,000 for 2011.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2012	2011
Deferred tax assets
Net operating losses	$547,000	$284,000
Fixed assets	76,000	-
Reserves & accruals	42,000	26,000
Total deferred tax assets	665,000	310,000
Deferred tax liabilities
Fixed assets		(6,000)
Total deferred tax liabilities	-	(6,000)
Valuation Allowance	(665,000)	(304,000)
Net deferred tax assets	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company established a full valuation allowance against its net deferred tax assets due to uncertainty surrounding realization of such assets.  The valuation allowance increased by approximately $361,000 and $70,000 for 2012 and 2011, respectively.

The Company is subject to an IRS pending fine for the late filing of Form 5471 (Information on Foreign Controlled Corporations) for the years of 2010 and 2011. The maximum potential liability to the Company is $30,000 plus interest. The Company is disputing the fine.  However, they have assessed that it is more likely than not going to be upheld.  The Company has accrued $23,000 for the year ended December 31, 2012 and $13,000 for the year ended December 31, 2011, which includes both the penalties and interest.

12.             Subsequent Events

Merger with MK Alliance, Inc. and TotiRX
On July 2, 2013, TotiRX, a California corporation, and MK Alliance, Inc., a California corporation entered into an Agreement and Plan of Merger whereby TotiRX merged with and into MK Alliance, Inc., with MK Alliance, Inc. as the survivor company and subsequently changed its name to TotiRX.  Immediately prior to the merger, MK Alliance owned approximately 77% of the outstanding shares of TotiRX.  Each outstanding share of TotiRX owned by the noncontrolling interest was converted into 0.351657 of the surviving corporation.  In addition, options to purchase 31,000 shares of TotiRX were assumed by the surviving corporation subject to adjustment due to conversion.

Proposed Merger with ThermoGenesis Corp.
On July 15, 2013, TotiRX entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with ThermoGenesis Corp. (“ThermoGenesis”) providing for the merger of TotiRX into ThermoGenesis, with ThermoGenesis surviving.  ThermoGenesis is a public company and a leading designer and supplier of clinical technologies for processing, storage and administration of stem cells used in the practice of regenerative medicine.

Assuming the merger is consummated, a TotiRX stockholder will receive, in exchange for each share of TotiRX common stock held by such stockholder immediately before the closing of the Merger, approximately 30.284 shares of ThermoGenesis common stock.  After the merger, the former stockholders of TotiRX will own approximately 12,490,800 shares of ThermoGenesis common stock, in the aggregate representing approximately 43% ThermoGenesis shares of common stock outstanding, excluding shares of common stock subject to options and warrants.

The Merger Agreement was unanimously approved by the boards of directors of both companies.  The contemplated merger is subject to the approval of TotiRX and ThermoGenesis respective stockholders at stockholders meetings and satisfaction of other closing conditions, including the filing of a registration statement with the SEC.  Further, the combined company will be named Cesca Therapeutics to better reflect the combined products and services of the two companies.  It is anticipated that the merger will close during the first quarter of calendar 2014.

The Merger Agreement contains certain termination rights for both TotiRX and ThermoGenesis and further provides that, upon termination of the Merger Agreement under specified circumstances, including, but not limited to, termination due to a failure by one party to recommend approval of the Merger, a party soliciting an acquisition proposal in breach of the Merger Agreement, or a party entering into an agreement with a third-party related to an acquisition proposal, that breaching party may be required to pay to the other party a termination fee of $500,000.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the proposed merger of ThermoGenesis Corp. (“ThermoGenesis”) and TotipotentRX Corporation (“TotiRX”).  For accounting purposes ThermoGenesis is considered to be acquiring TotiRX because the existing stockholders of ThermoGenesis will have a controlling interest in the combined company.

The Merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes.  Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of TotipotentRX as of the effective date of the Merger will be recorded at their respective fair values and added to those of ThermoGenesis. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of ThermoGenesis issued after the Merger would reflect these fair values and would not be restated retroactively to reflect the historical consolidated financial position or results of operations of TotipotentRX.  The purchase method of accounting is based on ASC 805, Business Combinations.  The consideration transferred used in the pro forma information below is primarily based on the closing price and number of ThermoGenesis common shares outstanding on November 30, 2013.  Significant changes in the fair value of ThermoGenesis common shares between the filing of this document and the acquisition date could have a material impact on the consideration transferred and, as a result, the residual amount recognized as goodwill after recognizing the fair values of identifiable assets acquired and liabilities assumed as of the acquisition date. In addition, transactions by either ThermoGenesis or TotiRX such as borrowings or stock issuances could also have a material impact on the fair values of assets acquired and liabilities assumed at the acquisition date.

The unaudited pro forma condensed combined financial information presented below is based on the historical financial statements of ThermoGenesis and TotiRX, adjusted to give effect to the acquisition of ThermoGenesis and TotiRX for accounting purposes. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of September 30, 2013 gives effect to the proposed merger as if it occurred on September 30, 2013 and combines the historical balance sheets of ThermoGenesis and TotiRX as of September 30, 2013. The TotiRX balance sheet information was derived from its unaudited condensed balance sheet as of September 30, 2013 included herein. The ThermoGenesis balance sheet information was derived from its unaudited balance sheet included in its Form 10-Q for the three months ended September 30, 2013 and also included herein. The unaudited pro forma condensed combined statements of operations for the three months ended September 30, 2013 and the year ended June 30, 2013 are presented as if the merger was consummated on July 1, 2012, and combines the historical results of ThermoGenesis and TotiRX for the three months ended September 30, 2013 and the year ended June 30, 2013. The historical results of TotiRX were derived from its unaudited condensed statements of operations for the six months ended June 30, 2013 and 2012 included in the Form S-4 filed November 8, 2013, the nine months ended September 30, 2013 and its audited consolidated statements of operations for the year ended December 31, 2012. The historical results of ThermoGenesis were derived from its unaudited condensed statement of operations for the three months ended September 30, 2013 included in its Form 10-Q for the quarterly period ended September 30, 2013, and its audited consolidated statement of operations for the year ended June 30, 2013 included in its Form 10-K for the year ended June 30, 2013.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes and is not intended to represent the condensed combined financial position or results of operations in future periods or what the results actually would have been had ThermoGenesis and TotiRX been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this proxy statement/prospectus/consent solicitation. The unaudited pro forma condensed combined financial information and accompanying notes are qualified by reference to and should be read in conjunction with (i) the TotiRX historical financial statements and notes thereto as of and for the nine months ended September 30, 2013 and the year ended December 31, 2012 included elsewhere herein, and (ii) the historical financial statements and notes thereto for the year ended June 30, 2013, included in ThermoGenesis’ Annual Report on Form 10-K, and the three months ended September 30, 2013 included in ThermoGenesis Report on Form 10-Q, filed with the Securities and Exchange Commission and also included herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
as of September 30, 2013

	ThermoGenesis Historical	TotiRX Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$5,306,000	$509,000	$1,223,000	(a)	$7,038,000
Accounts receivable, net	4,209,000	207,000	(108,000)	(b)	4,308,000
Inventories	4,413,000	91,000	(1,000)	(b)	4,503,000
Prepaid expenses and other current assets	319,000	74,000	--		393,000
Total current assets	14,247,000	881,000	1,114,000		16,242,000

Long-term receivables, net	--	48,000	--		48,000
Equipment, net	2,189,000	374,000	--		2,563,000
Other assets	48,000	20,000	--		68,000
Intangibles	--	--	7,667 ,000	(c)	7,667 ,000
Goodwill	--	--	305,000	(d)	305,000
	$16,484,000	$1,323,000	$9,086,000		$26,893,000
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	3,218,000	$589,000	$(108,000)	(b)	$3,699,000
Deferred revenue	549,000	45,000	(42,000)	(e)	552,000
Other current liabilities	1,521,000	203,000	--		1,724,000
Total current liabilities	5,288,000	837,000	(150,000)		5,975,000

Notes payable to related parties	--	328,000	(328,000)	(f)	--
Deferred revenue	76,000	236,000	(218,000)	(e)	94,000
Capital lease and other non-current liabilities	--	44,000			44,000

Stockholders’ equity:
Common stock	16,000	4,000	9,000	(f)	29,000
Paid in capital	127,594,000	2,493,000	6,870,000	(f)	136,957,000
Accumulated deficit	(116,490,000)	(2,404,000)	2,688,000	(f),(g)	(116,206,000)
Accumulated other comprehensive loss	--	(215,000)	215,000	(f)	--
Total stockholders’ equity	11,120,000	(122,000)	9,782,000		20,780,000
	$16,484,000	$1,323,000	$9,086,000		$26,893,000
See accompanying notes.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
for the Three Months Ended September 30, 2013

	ThermoGenesis Historical	TotiRX Historical	Pro Forma Adjustments		Pro Forma Combined

Net revenues	$3,644,000	$363,000	$(56,000)	(b)	$3,951,000
Cost of revenues	2,253,000	234,000	(55,000)	(b)	2,432,000
Gross profit	1,391,000	129,000	(1,000)		1,519,000

Expenses:
Sales and marketing	715,000	--	--		715,000
Research and development	833,000	--	--		833,000
General and administrative	2,142,000	486,000	(571,000)	(h)	2,057,000
Total operating expenses	3,690,000	486,000	(571,000)		3,605,000

Loss from operations	(2,299,000)	(357,000)	570,000		(2,086,000)

Interest and other income (expense), net	--	(6,000)	--		(6,000)

Net loss	$(2,299,000)	$(363,000)	$570,000		$(2,092,000)

Per share data:
Basic and diluted net loss per common share	$(0.14)				$(0.07)

Shares used in computing per share data	16,662,891				29,391,445

See accompanying notes.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
for Year Ended June 30, 2013

	ThermoGenesis Historical	TotiRX Historical	Pro Forma Adjustments		Pro Forma Combined

Net revenues	$17,963,000	$1,478,000	$(161,000)	(b)	$19,280,000
Cost of revenues	11,598,000	1,047,000	(156,000)	(b)	12,489,000
Gross profit	6,365,000	431,000	(5,000)		6,791,000

Expenses:
Sales and marketing	2,955,000	--	--		2,955,000
Research and development	2,991,000	--	--		2,991,000
General and administrative	5,645,000	1,689,000	286,000	(h)	7,620,000
Gain on sale of product lines	(2,161,000)	-	-		(2,161,000)
Total operating expenses	9,430,000	1,689,000	286,000		11,405,000
Loss from operations	(3,065,000)	(1,258,000)	(291,000)		(4,614,000)

Interest and other income (expense), net	(21,000)	(10,000)	-		(31,000)

Net loss	$(3,086,000)	$(1,268,000)	$(291,000)		$(4,645,000)

Per share data:
Basic and diluted net loss per common share	$(0.19)				$(0.16)

Shares used in computing per share data	16,526,578				29,192,843

See accompanying notes.

Note 1. Basis of Pro Forma Presentation

On July 15, 2013, ThermoGenesis and TotiRX entered into an Agreement and Plan of Merger and Reorganization (the Merger Agreement) in connection with the merger, TotiRX will merge with and into ThermoGenesis (the Merger).  The merged company will be renamed Cesca Therapeutics.

At the effective time of the merger, the outstanding shares of TotiRX common stock will be converted into the right to receive 12,490,841 shares of ThermoGenesis common stock representing approximately 43% of the shares of outstanding common stock of the combined company, excluding the issuance of shares pursuant to ThermoGenesis and TotiRX outstanding options and warrants.  Additionally, at the effective time of the merger, notes payable to related parties will be repaid through payment of $150,000 cash and issuance of shares of ThermoGenesis common stock equal to the remaining balance divided by the 10 day volume weighted average price.  The Merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code and is subject to customary closing conditions, including approval by ThermoGenesis and TotiRX stockholders.

Because ThermoGenesis’ stockholders will own approximately 57% of the common shares of the combined company immediately following consummation of the Merger, ThermoGenesis is deemed to be the acquirer for accounting purposes.

Accordingly, the assets and liabilities of TotiRX will be recognized at fair value upon consummation of the Merger, which is expected to be the acquisition date for accounting purposes, and any direct costs of the Merger will be charged to expense in the period incurred.

Note 2. Estimated Consideration Transferred and Purchase Price Allocation
As of November 29, 2013, there were approximately 16,677,909 shares of ThermoGenesis common stock outstanding.  Based upon a closing price of $0.736 on November 29, 2013, the fair value of such ThermoGenesis common shares was approximately $12,275,000.  The estimated consideration transferred consists of the following:

	Shares	Value
ThermoGenesis common stock at $0.736 per share	12,490,841	$9,198,000
Repayment of related party notes payable
Cash payment		150,000
ThermoGenesis common stock at $0.749 per share	237,713	178,000
Total preliminary estimated purchase price	12,728,554	$9,526,000

The per share price of ThermoGenesis common stock is subject to change until the acquisition date and, as a result, the estimated consideration transferred and resultant goodwill, if any, will fluctuate. Below are the significant changes to the pro forma condensed combined balance sheet that would occur upon a 20% increase or decrease in the price of ThermoGenesis common stock based on an estimated stock price of $0.736 per share at November 30, 2013:

Stock Price	% Change in Stock Price	Total Preliminary Estimated Purchase Price	Goodwill

$0.589	-20%	$7,685,000	--
$0.736	0%	$9,526,000	$305,000
$0.884	20%	$11,370,000	$2,149,000

Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed will be recognized and measured at fair value at the acquisition date, with any residual amount from the consideration transferred being recognized as goodwill. For purposes of this unaudited pro forma condensed combined financial information, ThermoGenesis and TotiRX have made an estimate of the acquisition date fair values of assets acquired and liabilities assumed, with the residual value recognized as goodwill, as follows:

Tangible Assets
Current assets	$881,000
Property, plant, and equipment	374,000
Other non-current assets	68,000
Total tangible assets acquired	1,323,000
Intangible Assets
Clinical protocols	6,041,000
Other intangible assets	2,714,000
Total intangible assets acquired	8,755,000
Total assets acquired	10,078,000
Less: liabilities assumed (excluding notes payable to related parties)	(857,000)
Total identifiable net assets	9,221,000
Goodwill	305,000
Total preliminary estimated purchase price	$9,526,000

A final determination of estimated consideration transferred and fair value, which cannot be made prior to the acquisition date, will be based on the actual net assets of TotiRX that exist as of the acquisition date. The assets identified and amounts recorded at the acquisition date may differ materially from the information presented in this pro forma financial information as a result of:

•	The fair value of ThermoGenesis common stock at the acquisition date;
•	The final valuation of the tangible and intangible assets of TotiRX;
•	TotiRX’s net debt (as defined in the Merger Agreement) as of the acquisition date;
•	TotiRX’s net cash (as defined in the Merger Agreement) as of the acquisition date;
•	The timing of the acquisition date; and
•	Other changes in TotiRX’s net assets that occur prior to the acquisition date, which could cause material differences in the information presented herein.

Note 3. Pro Forma Adjustments

The following adjustments have been reflected in the unaudited pro forma condensed combined balance sheet as of September 30, 2013 and unaudited pro forma condensed combined statement of operations for the three months ended September 30, 2013 and the year ended June 30, 2013.

(a)	To record the net effect on cash and cash equivalents as follows:

	Three months ended September 30, 2013	Twelve months ended June 30, 2013	Total
Source of Cash to fund the Merger
Cash	$789 ,000	$434,000	$1,223,000

Uses of Cash to fund the Merger
Professional fees to support the merger reflected in the Company’s September 30, 2013 balance sheet	865,000	873,000	1,738,000
Repayment of notes payable to related parties	--	(150,000)	(150,000)
Incremental payments for new employment contracts	(76,000)	(289,000)	(365,000)
	$789,000	$434,000	$1,223,000

(b)	To eliminate intercompany revenue, purchases, inventory, receivable and payable balances as follows:

	Three months ended September 30, 2013	Twelve months ended June 30, 2013
Receivables/Payables	$108,000	127,000

ThermoGenesis sales to TotiRX	$56,000	161,000
Decrease to cost of goods for inventory sold to third parties	(55,000)	(156,000)
Decrease to inventory for items not yet sold to third parties	(1,000)	(5,000)

(c)	To record the adjustment to intangible assets as follows:

Intangibles Asset	Fair Value	Useful Life	Amortization for three months ended September 30, 2013	Amortization for twelve months ended June 30, 2013	Total Amortization
Customer Relationships	$439,000	1	$110,000	$439,000	$549,000
Non-Compete Agreements	1,456,000	5	73,000	291,000	364,000
Device Registration	141,000	5	7,000	28,000	35,000
Licenses	354,000	5	18,000	71,000	89,000
Trade Name	324,000	8	10,000	41,000	51,000
Clinical Protocols	6,041,000	10	--	--	--
Total	$8,755,000		$218,000	$870,000	1,088,000

					$8,755,000
					(1,088,000)
					$7,667,000

Intangible assets are amortized once they start to provide economic benefit, using the straight-line method over their useful life.  Clinical protocols are not expected to provide economic benefit until they are introduced to the marketplace.  Since it is not certain when each clinical protocol will be introduced into the marketplace, no amortization for the clinical protocols is reflected in the unaudited pro forma condensed information.

(d)	To record the adjustment for goodwill resulting from the merger (see note 2).

(e)	To record the adjustment to deferred revenue to reflect estimated fair value.

Deferred revenue	($42,000)
Long term deferred revenue	($218,000)

(f)	To record adjustment to eliminate TotiRX common stock, paid-in-capital, accumulated deficit, accumulated other comprehensive income, and non-controlling interest and repayment of notes payable to related parties in exchange for ThermoGenesis common stock and cash (see note 2).

(g)	To record adjustment to accumulated deficit as follows:

Eliminate TotiRX accumulated deficit	$2,404,000
Amortization of acquired intangible assets	(1,088,000)
Legal, accounting and financial advisory fees to support the merger.	1,738,000
Incremental costs of employment agreements associated with the merger	(365,000)
Eliminate intercompany gross profit	(1,000)
$2,688,000

(h)	To record adjustment to general and administrative as follows:

	Three months ended Sep 2013	Twelve months ended Jun 2013
Amortization of acquired intangible assets	$218,000	$870,000
Incremental costs of employment agreements associated with the merger	76,000	289,000
Less legal, accounting and financial advisory fees to support the merger and reflected in the unaudited pro forma condensed combined financial information	(865,000)	(873,000)
	$(571,000)	$286,000

It is estimated that an additional $300,000 of legal, accounting and financial advisory fees directly attributable to the merger will be incurred within the next 12 months.  These fees have not been included in the unaudited pro forma condensed combined financial information.

Note 4. Pro Forma Net Loss Per Share of Common Stock
The number of shares of common stock used to calculate the basic and diluted earnings per share was calculated as follows:

	Three months ended Sep 2013	Twelve months ended Jun 2013
Shares used for computing ThermoGenesis historical per share data	16,662,891	16,526,578
Shares to be issued for acquisition of net assets	12,490,841	12,490,841
Shares to be issued to repay notes payable to related parties	237,713	175,424
	29,391,445	29,192,843

Annex A

AGREEMENT AND PLAN OF

MERGER AND REORGANIZATION

By and Among

THERMOGENESIS CORP.

TOTIPOTENTRX CORPORATION

MITCHEL SIVILOTTI

and

KENNETH L. HARRIS

Dated as of July 15, 2013
A-i

AGREEMENT AND PLAN OF
 MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of July 15, 2013 by and among Thermogenesis Corp., a Delaware corporation (“Parent”), TotipotentRX Corporation, a California corporation (“RX”), Mitchel Sivilotti (“Sivilotti”) and Kenneth L. Harris (“Harris”) (Sivilotti and Harris each a “Principal Stockholder” and, collectively, the “Principal Stockholders”).

RECITALS

A.            Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law and California Law (each as defined herein), Parent and RX are entering into a business combination transaction pursuant to which RX will merge with and into Parent (“Merger”), with Parent continuing after the Merger as the surviving corporation.

B.            On July 15, 2013, RX (formerly named MK Alliance, Inc.) merged (“RX-MK Merger”) with the California corporation named TotipotentRX Corporation (“RX Target”) pursuant to the terms of an Agreement and Plan of Merger between these corporations, dated as of July 2, 2013 (“RX-MK Merger Agreement”).

C.            The Board of Directors of Parent (i) has determined that the Merger is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the stockholders of RX pursuant to the terms of this Agreement and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Parent vote to approve the Merger and the issuance of shares of Parent Common Stock (as defined herein) to the stockholders of RX pursuant to the terms of the Merger.

D.            The Board of Directors of RX (i) has determined that the Merger is fair to, advisable and in the best interests of, RX and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of Merger to the stockholders of RX.

E.             In order to induce Parent to enter into this Agreement, the Principal Stockholders are executing lock-up agreements concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit A (the “Lock-up Agreements”).

F.             The parties hereto (individually, a “Party”, and collectively, the “Parties”) desire to make certain representations and warranties and other agreements in connection with the Merger.

G.             The Parties intend that the Merger qualify as a reorganization pursuant to Section 368 of the Code (as defined herein).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
 DEFINITIONS

1.1            Certain Defined Terms.  For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)            “Action” or “Actions” means any action, claim, suit, proceeding, arbitration, inquiry, hearing or investigation pending or brought by or before any Governmental Authority or any arbitrator or arbitration panel.

(b)            “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the ownership of fifty percent (50%) or more of the equity interest of such Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c)            “Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information that could reasonably be expected to lead to an Acquisition Proposal with such Party.

(d)            “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, from a Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15% or more of any class of the equity securities of such Party or a material Subsidiary of such Party or (b) 15% or more of the assets of such Party or a material Subsidiary of such Party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of (y) 15% or more of any class of equity securities of the Party or a material Subsidiary of the Party or (z) 15% or more of the assets of the Party or a material Subsidiary of the Party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of this Agreement: (i) any capital raising transaction allowed pursuant to Section 6.2 of the Parent Disclosure Letter; and (ii) the transfer by RX of up to 1% of the outstanding equity securities in the RX Subsidiaries to a third party to comply with the requirement that there must be two shareholders of a corporation incorporated in India; provided further that, for purposes of Sections 10.3(b) and 10.3(c), all such references to “15%” shall be deemed to be “50%”.

(e)            “Business Day” means any day other than a day on which banks in the State of California are authorized or obligated to be closed.

(f)             “California Law” means the General Corporation Law of the State of California.

(g)            “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any successor statute thereto.

(h)            “Code” means the United States Internal Revenue Code of 1986, as amended, or any successor statute thereto.

(i)             “Confidentiality Agreement” means that certain Confidentiality Agreement to which RX and Parent are parties, dated as of January 3, 2012.

(j)              “Delaware Law” means the General Corporation Law of the State of Delaware.

(k)            “Diluted RX Share Amount” means the (i) the number of outstanding shares of capital stock of RX immediately prior to the Effective Time, plus (ii) the number of shares of RX Capital Stock issuable upon exercise or conversion of any securities of RX that are outstanding immediately prior to the Effective Time and which do not terminate at or prior to the Effective Time (and which shares are not included in (i) above), less (iii) the number of shares of RX Capital Stock that are issuable upon exercise of the RX Warrants to the extent such number of shares does not exceed the RX Warrant Share Cap.

(l)             “DOJ” means the United States Department of Justice, or any successor department thereto.

(m)           “Employment Agreements” mean those certain Employment Agreements dated the date hereof by and between Parent and each of Harris and Sivilotti.

(n)            “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

(o)           “Environmental Law” shall mean any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(p)            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

(q)            “Exchange Act” means the Securities and Exchange Act, as amended, or any successor statute thereto.

(r)            “Exchange Ratio” means an amount equal to the quotient of (A) the Merger Shares divided by (B) the Diluted RX Share Amount.

(s)            “Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

(t)            “FTC” means the United States Federal Trade Commission, or any successor agency thereto.

(u)            “GAAP” means United States generally accepted accounting principles.

(v)            “Governmental Authority” means any governmental body, court, administrative agency or commission or other governmental authority or instrumentality.

(w)            “Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

(x)             “Indemnification Agreements” means those certain Indemnification Agreements entered into in May 2013, by and between RX and each of its directors and officers.

(y)            “Indemnification Termination Date” shall mean (i) with respect to claims for Non-Tax Indemnification Obligations, the date fifteen (15) months after the Closing Date, and (ii) with respect to claims relating to the Tax Indemnification Obligation, the first day after the expiration of the statute of limitations applicable thereto (including any extensions thereof).

(z)             “Independent Director” means an individual that satisfies the definition of an “independent director” for Parent set forth in the applicable rules in the Marketplace Rules of the NASDAQ Stock Market, as such rules may be amended from time to time, or, if the principal exchange upon which Parent Common Stock is then traded is not the NASDAQ Capital Market, such term shall mean any individual that satisfies the definition of independent director of Parent according to the rules of such other exchange.

(aa)         “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(bb)        “IRS” means the United States Internal Revenue Service, or any successor agency thereto.

(cc)         “Law” or “Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment, decree or other requirement of law.

(dd)        “Letter of Transmittal” means a letter of transmittal in such form as reasonably presented to the stockholders of RX by Parent after the Effective Time.

(ee)         “Liability” or “Liabilities” means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including, without limitation, those arising under any Law, Action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

(ff)           “Lien” or “Liens” means any lien, security interest, adverse claim, charge, mortgage or other encumbrance.

(gg)        “made available” means that such document or information in question (a) has been specifically posted to the virtual data room managed by the Party making such document available (sharevault.net, in the case of Parent, or onehub.com, in the case of RX), or (b) with respect to Parent, has been filed with the SEC, is accessible on the SEC’s website via its EDGAR system and has been expressly identified in Parent’s most recent Annual Report on Form 10-K, proxy statement, or subsequent current or periodic reports filed with the SEC or any exhibits thereto.

(hh)        “Material Adverse Effect” when used with reference to Parent or RX, means any change, event, violation, inaccuracy, circumstance or effect that has, or would reasonably be expected to have, a material adverse effect on (i) the assets (including intangible assets), financial condition or results of operations of Parent, on one hand, and RX and their Subsidiaries taken as a whole on the other hand (including, following the Merger, the Surviving Corporation and its Subsidiaries) or (ii) the business, capitalization or prospects of the applicable entity and its Subsidiaries taken as a whole; provided, however, that in no event shall (i) a decrease in such entity’s stock price by itself constitute a Material Adverse Effect, or (ii) any change, event, violation, inaccuracy, circumstance or effect that results from (A) the public announcement or pendency of the Merger and the other transactions contemplated hereby, (B) changes generally affecting the industry in which such entity currently operates or conducts business, (C) changes generally affecting the United States or international economy as a whole in any location where such entity has material operations or sales, (D) the suit filed by Harvest Technologies Corp. against Parent, but excluding for this purpose the adverse effect caused solely by the addition of additional defendants to this suit or separate claims by third parties against Parent relating to the matters that are the subject of the suit, (E) the results of any clinical trials of RX, (F) compensation expenses of RX set forth in the RX GAAP Financial Statements, (G) non-cash charges for deferred revenue in RX’s blood cord banking business; (H) the RX Note Liabilities, but only to the extent such liabilities are tested under this definition after the S-4 Registration Statement is filed with the SEC, (I) the reduction in the value of securities held by RX for investment; or (J) any other event or circumstances agreed to in writing by Parent and RX (which changes, in the case of (B) and (C), do not materially disproportionately affect such entity), constitute a Material Adverse Effect.

(ii)            “Merger Shares” means Twelve Million Four Hundred Ninety Thousand Eight Hundred Forty One (12,490,841) shares of Parent Common Stock, subject to adjustment for stock splits, stock dividends, recapitalizations and the like, less the number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the total cash payments made or required to be made by RX and the RX Target to dissenting shareholders in the RX-MK Merger under Chapter 13 to satisfy their appraisal rights relating to the RX-MK Merger by (ii) the average VWAP for the ten trading day period ending as of the Closing Date.

(jj)            “Multiple Employer Plan” shall mean (i) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (ii) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in subpart (A).

(kk)         “Non-Competition Agreements” mean those certain Non-Competition Agreements dated the date hereof by and between Parent and each of Harris and Sivilotti.

(ll)            “Parent Associate” shall mean any current or former employee, independent contractor, officer or director of Parent or any Parent Affiliate.

(mm)      “Parent Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

(nn)        “Parent Capital Stock” means any class or series of capital stock of Parent.

(oo)        “Parent Common Stock” means the Common Stock, par value $0.001 per share, of Parent.

(pp)        “Parent Director Plans” means Parent’s 2012 Independent Director Equity Plan and 2002 Independent Director Equity Plan.

(qq)        “Parent Options” means all options to purchase, acquire or otherwise receive shares of Parent Common Stock (whether or not vested) held by current or former employees or directors of or consultants to Parent and excluding all Parent Warrants.

(rr)           “Parent Stock Plan” means Parent’s 2006 Equity Incentive Plan.

(ss)          A “Parent Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter or shall for any reason have withdrawn or shall have modified in a manner adverse to RX the Parent Board Recommendation; (ii) Parent shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Parent Board Recommendation; (iii) Parent shall have failed to file the S-4 Registration Statement with the SEC by the later of (A) August 14, 2013, (B) 30 days after RX has provided to Parent the financial statements described in Section 7.18 and (C) if the date described in (B) occurs at a time that Parent does not have financial statements available to allow Parent to file the S-4 Registration Statement with the SEC in accordance with SEC rules, regulations or policies, the date 20 days after the earlier to occur of (1) the date such financial statements become available and (2) the date such financial statements are required to be filed with the SEC by Parent in Parent’s reports on Form 10-Q or Form 10-K, as applicable, provided in each case, that RX shall have reasonably cooperated with Parent as contemplated by Section 7.1(b); (iv) Parent shall have failed to hold the Parent Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding by the SEC, in which case such 60-day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending and other than to the extent Parent shall not have had a quorum at the originally scheduled date for the meeting and shall have adjourned the meeting to a future date not later than 30 days after the originally scheduled date); (v) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (vi) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.5) or (v) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 7.5.

(tt)           “Parent Warrants” means all warrants to purchase, acquire or otherwise receive shares of Parent Capital Stock (whether or not vested) other than Parent Options.

(uu)        “Permitted Liens” means: (i) Liens for Taxes not yet due and payable; (ii) purchase money security interests for the purchase of goods and services in the ordinary course of business securing obligations not exceeding $50,000 in total, and (iii) such imperfections of title and encumbrances, if any, which are not material.

(vv)        “Person” means any individual, Entity or Governmental Authority.

(ww)      “Post-Signing Term Employment Agreements” means employment agreements entered into by any Party or any Subsidiary of a Party from the date of this Agreement through the Closing Date other than (i) at-will employment agreements that are terminable with no contractual severance payments and (ii) the Employment Agreements.

(xx)          “Proxy Statement/Prospectus/Information Statement” means the proxy statement/prospectus/information statement to be sent to (i) Parent’s stockholders in connection with the Parent Stockholders’ Meeting and (ii) RX’s stockholders in connection with the approval of this Agreement and the Merger by signing the RX Stockholder Written Consents.

(yy)        “Registered Intellectual Property” means all United States, international and foreign:  (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

(zz)          “RX Associate” shall mean any current or former employee, independent contractor, officer or director of RX or any RX Affiliate.

(aaa)      “RX Affiliate” shall mean any Person that is (or at any relevant time was) under common control with RX within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

(bbb)     “RX Capital Stock” means all classes and series of capital stock of RX.

(ccc)      “RX Common Stock” means the Common Stock, par value $0.01 per share, of RX.

(ddd)    “RX Options” means all options to purchase, acquire or otherwise receive shares of RX Common Stock (whether or not vested) that are held by current or former employees or directors of or consultants to RX, but excluding all RX Warrants.

(eee)      “RX Note Liabilities” shall mean those Liabilities that are disclosed in the notes to the RX GAAP Financial Statements for the year ended December 31, 2012 and the three month period ended March 31, 2013, but that are not disclosed on the face of the RX GAAP Financial Statement balance sheets at December 31, 2012 and March 31, 2013.

(fff)         “RX Stock Option Plan” means the RX 2011 Stock Option Plan.

(ggg)    “RX Stockholder Debt” means indebtedness of RX to: (i) Harris in the aggregate principal amount of $105,000 as of the date hereof, as evidenced by that certain (a) promissory note, dated May 28, 2008, as amended effecive May 28, 2011, May 28, 2012 and May 28, 2013, and (b) promissory note, dated August 28, 2008, as amended effective August 28, 2011 and August 28, 2012; and (ii) Sivilotti in the aggregate principal amount of $135,000 as of the date hereof, as evidenced by that certain (a) promissory note, dated May 28, 2008, as amended effecive May 28, 2011, May 28, 2012 and May 28, 2013, and (b) promissory note, dated December 20, 2012.  The RX Stockholder Debt represents all indebtedness for borrowed money of RX or any of its Subsidiaries to any of their shareholders.

(hhh)     An “RX Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of RX shall have failed to recommend that RX’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the RX Board Recommendation; (ii) RX shall have failed to include in the Proxy Statement/Prospectus/Information Statement the RX Board Recommendation; (iii) the Board of Directors of RX shall have approved, endorsed or recommended any Acquisition Proposal; (iv) RX shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.5); or (v) RX or any director, officer or agent of the RX shall have willfully and intentionally breached the provisions set forth in Section 7.5.

(iii)          “RX Warrants” means all warrants to purchase, acquire or otherwise receive shares of RX Common Stock (whether or not vested) other than RX Options.

(jjj)           “RX Warrant Share Cap” shall mean 2,004 (as adjusted for stock splits, stock dividends, recapitalizations occurring before the Effective Time) shares of RX Common Stock.

(kkk)      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute thereto.

(lll)          “SEC” means the United States Securities and Exchange Commission, or any successor agency thereto.

(mmm)    An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

(nnn)    “Superior Offer” means an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the Party’s capital stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (A) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (B) is on terms and conditions that the Board of Directors of Parent or RX, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to the Parent’s stockholders or RX’s stockholders, as applicable, than the Merger and the other transactions contemplated hereby; and (y) is reasonably capable of being consummated.

(ooo)    “Tax” or “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, deemed dispositions, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(ppp)    “Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, RX or any Affiliates thereof.

(qqq)    “VWAP” means, for any date with respect to Parent Common Stock, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the NASDAQ Capital Market as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. New York City time to 4:02 p.m. New York City time).

1.2            Certain Additional Defined Terms.  For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Agreement	Preamble
Agreement of Merger	Section 2.3
Certificates	Section 2.9(b)
Chapter 13	Section 2.8(a)
Closing	Section 2.2
Closing Date	Section 2.2
Dissenting Shares	Section 2.8(a)
Effective Time	Section 2.3
GAAP	Section 7.20
Indemnified Parties	Section 6.13(a)
Lock-up Agreements	Recitals
Merger	Recitals
Note Exchange	Section 7.15
Parent	Preamble
Parent Balance Sheet	Section 4.8(b)
Parent Board Recommendation	Section 7.3(b)
Parent Contract	Section 5.19(b)
Parent Disclosure Letter	Article V Preamble
Parent Financial Statements	Section 5.8(b)
Parent Intellectual Property	Section 5.12(a)(i)
Parent Permits	Section 5.13(b)
Parent Employee Plans	Section 5.16(d)
Parent Preferred Stock	Section 5.3(a)
Party or Parties	Recitals
Parent Registered Intellectual Property	Section 5.12(a)(ii)
Parent Returns	Section 5.11(a)
Parent SEC Reports	Section 5.8(a)
Parent Stockholder Approval	Section 5.5
Parent Stockholder Approval Matter	Section 7.3(a)
Parent Stockholders’ Meeting	Section 7.3(a)
Pre-Closing Period	Section 6.1
Required RX Stockholder Vote	Section 3.5
Required Parent Stockholder Vote	Section 5.5
RX Annual Financial Statements	Section 3.8(a)
RX Board Recommendation	Section 7.2(b)
RX Contract	Section 3.18(b)
RX Designees	Section 7.19(a)
RX Disclosure Letter	Article III Preamble
RX Employee Plans	Section 3.15(d)
RX Financial Statements	Section 3.8(a)
RX Intellectual Property	Section 3.11(a)(i)
RX Interim Financial Statements	Section 3.8(a)
RX International Employee Plan	Section 3.15(p)
RX-MK Merger	Recital B
RX Permits	Section 3.12(b)
RX Registered Intellectual Property	Section 3.11(a)(ii)
RX Returns	Section 3.10(a)
RX Stockholder Approval	Section 3.5
RX Stockholder Written Consent(s)	Section 7.2(a)
RX Subsidiaries	Section 3.4
RX Target	Recital B
S-4 Effective Date	Section 7.1(a)
Surviving Corporation	Section 2.1

ARTICLE II
 THE MERGER

2.1            The Merger.  At the Effective Time (as defined in Section 2.3) and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law and California Law, RX shall be merged with and into Parent, the separate corporate existence of RX shall cease and Parent shall continue as the surviving corporation.  As the surviving corporation after the Merger, Parent is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2            Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Weintraub Tobin Chediak Coleman Grodin Law Corporation, in Sacramento, California, at a time and date to be specified by the Parties, which time and date shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE VIII, or at such other location, time and date as the Parties shall mutually agree in writing (the date upon which the Closing actually occurs being referred to herein as the “Closing Date”).

2.3            Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, Parent and RX shall cause the Merger to be consummated by filing a certificate of merger (“Merger Certificate”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of California in accordance with the relevant provisions of Delaware Law and California Law.  The Merger shall become effective at the time agreed upon in writing by the Parties and specified in the Merger Certificate, which time shall be no later than two Business Days after the Merger Certificate is so filed (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4            Legal Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware and California Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of RX shall vest in the Surviving Corporation, and all debts, liabilities and duties of RX shall become the debts, liabilities and duties of the Surviving Corporation.

2.5            Articles of Incorporation and Bylaws of Surviving Corporation.  The Certificate of Incorporation of Parent as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and the terms of such Certificate of Incorporation.  The Bylaws of Parent as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

2.6        Intentionally Omitted.

2.7            Effect on RX Securities.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, RX, or the holders of any of the following securities, the following shall occur:

 (a)            RX Common Stock.

(i)  Each share of RX Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of RX Common Stock to be canceled pursuant to Section 2.7(a)(ii) and any shares of RX Common Stock that are “Dissenting Shares” as defined in Section 2.8(a)) shall be canceled and extinguished and automatically converted (subject to Section 2.7(a)(iii) and Section 2.7(a)(iv)) into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, upon the surrender of the certificate representing such share of RX Common Stock in the manner provided in Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.11).

(ii)                   Each share of RX Common Stock held in the treasury of RX, or owned by Parent or any direct or indirect Subsidiary of RX or Parent immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof or any consideration therefor.

(iii)  No fraction of a share of Parent Common Stock shall be issued by virtue of the Merger, but in lieu thereof each holder of shares of RX Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock in connection with the Merger (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product obtained by multiplying (x) such fraction, by (y) the average closing price of one (1) share of Parent Common Stock for the five (5) consecutive trading days ending on the trading day immediately prior to the Effective Time, as reported on the NASDAQ Capital Market.

(iv)  Each of the Exchange Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise deliverable in connection with the Merger to any holder or former holder of shares of RX Common Stock such amounts as may be required to be deducted and withheld therefrom under the Code and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder.  To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the person to whom such amounts would otherwise have been delivered or paid in connection with the Merger pursuant to this Agreement.

2.8            Dissenting Shares.

(a)            Dissenting Shares Defined.  As used herein, the term “Dissenting Shares” means any such shares of RX Capital Stock with respect to which the holder thereof is, at the time in question, potentially entitled to exercise statutory appraisal rights pursuant to the provisions of Chapter 13 of the California Law (“Chapter 13”), because such holder has not voted such shares in favor of this Agreement or the Merger or consented thereto in writing and has complied in all respects with the provisions of Chapter 13 and has not effectively withdrawn or lost the right to demand relief as a dissenting stockholder under California Law as of the Effective Time.  Except as otherwise provided in Section 2.8(b), Dissenting Shares shall not be converted into, or represent, the right to receive shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.7 and the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted to such holder with respect to such holder’s Dissenting Shares under California Law.  Without limiting the provisions of Chapter 13, from and after the Effective Time the Dissenting Shares shall not be entitled to vote or to be paid dividends or distributions declared after the Effective Time.

(b)            Change of Status of Dissenting Shares.  Notwithstanding the provisions of Section 2.8(a), if any holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Chapter 13, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such holder’s Dissenting Shares shall automatically be converted into and represent only the right to receive Parent Common Stock and cash in lieu of fractional shares as provided in Section 2.7, without interest thereon, upon surrender to RX of the certificate(s) representing such shares in accordance with Section 2.9.

(c)            Appraisal Payments.  Each Party shall give the other Parties (i) prompt written notice of its receipt of any written demand for appraisal in respect of any shares of such Party’s capital stock, withdrawals of such demands and any other instruments relating to the Merger served pursuant to applicable law and received by such Party, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.  No Party shall, except with the prior written consent of the other Parties, make any payment with respect to any such demands or offers to settle or settle any such demands.

2.9            Surrender of Certificates.  The Corporate Treasurer of Parent shall serve as the exchange agent (“Exchange Agent”) for the Merger.

(a)            Parent to Provide Parent Common Stock.  Before the Effective Time, RX will deliver to Parent a true, complete and accurate listing of all record holders of RX Common Stock as of the Effective Time, including the number of shares of RX Common Stock held by each such record holder.  Promptly following the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this ARTICLE II, (i) the shares of Parent Common Stock issuable pursuant to Section 2.7(a)(iii) in exchange for all outstanding shares of RX Common Stock, (ii) cash in an amount sufficient to make all cash payments required to be made pursuant to Section 2.7(a)(iii) in lieu of issuing fractional shares of Parent Common Stock in connection with the Merger, and (iii) any dividends or other distributions to which holders of shares of RX Common Stock may be entitled pursuant to Section 2.9(c).

(b)            Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of Certificates immediately before the Effective Time: (i) a Letter of Transmittal; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock.  Upon (i) surrender of a certificate or certificates representing the RX Common Stock that was outstanding immediately prior to the Effective Time (each a “Certificate”) to the Exchange Agent (or, in case such certificates shall be lost, stolen or destroyed, an affidavit of that fact by the holder thereof pursuant to Section 2.11) and (ii) delivery to the Exchange Agent of an executed Letter of Transmittal, the Exchange Agent shall deliver to the record holder of such RX Common Stock surrendering such Certificate or Certificates, a certificate or certificates (or evidence of shares in book-entry form) registered in the name of such stockholder representing the number of shares of Parent Common Stock to which such holder is entitled under Section 2.7, cash in lieu of any fractional shares pursuant to Section 2.7(a)(iii)  and any dividends or other distributions pursuant to Section 2.9(c).  Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, subject to the terms of Section 2.9 as to the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of RX Common Stock shall have been so converted pursuant to Section 2.7(a), and the right to receive an amount in cash in lieu of the issuance of any fractional shares pursuant to Section 2.7(a)(iii), and any dividends or distributions payable pursuant to Section 2.9(c).

(c)            Distributions With Respect to Unexchanged RX Shares.  No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time shall be paid to any holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates in accordance with Section 2.9(b).  Subject to applicable law, following the surrender of any such Certificates, Parent shall deliver to the record holders thereof, without interest, the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

(d)            Transfers of Ownership.  If certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition to the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by Parent any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)            No Liability.  Notwithstanding anything to the contrary set forth in this Section 2.9 neither Parent nor any other Party hereto shall be liable to a holder of shares of Parent Common Stock or RX Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.10         No Further Ownership Rights in RX Common Stock.  All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(a)(iii) and Section 2.9(b)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of RX Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of RX Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

2.11         Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 2.7(a)(iii) and any dividends or distributions payable pursuant to Section 2.9(b); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12         Tax Consequences.  It is intended by the Parties that the Merger constitute a “reorganization” within the meaning of Section 368 of the Code.  In accordance therewith, the Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

2.13         Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable in order to carry out the purposes and intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of RX and Parent, the officers and directors of the Surviving Corporation will take all such lawful and necessary action.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF RX

RX hereby represents and warrants to Parent, subject to the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by RX to Parent concurrently with the execution and delivery hereof (the “RX Disclosure Letter”), as set forth below in this ARTICLE III.

3.1            Organization and Good Standing.  RX and each of its Subsidiaries is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, with the Entity power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on RX.

3.2            Charter Documents.  RX has made available to Parent a true and complete copy of the Articles of Incorporation and Bylaws of RX and similar governing charter instruments of each of its Subsidiaries, each as amended to date, and each such instrument is in full force and effect.  Neither RX nor any of its Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing charter instruments.

3.3            Capital Structure.

(a)            Capitalization.  As of the date hereof, the authorized capital stock of RX consists of 1,000,000 shares of RX Common Stock.  As of the date hereof, (i) 401,559 shares of RX Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of RX Common Stock were held in treasury by RX, (iii) 10,901 shares of RX Common Stock were reserved for issuance upon exercise of the outstanding RX Options, and (iv) 2,004 shares of RX Common Stock were reserved for issuance upon exercise of the outstanding RX Warrants.  Except as set forth above in this Section 3.3(a), as of the date hereof, RX has no outstanding shares of capital stock or any securities exercisable or convertible into shares of capital stock of RX.  At the Effective Time, there will be no outstanding RX Options and RX will have no security exercisable for or convertible into shares of RX Capital Stock other than RX Warrants to purchase a total number of shares of RX Capital Stock not exceeding the RX Warrant Share Cap.  There are not any notes or other indebtedness or securities of RX having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which RX stockholders may vote.

(b)            Information Regarding RX Warrants.  RX has made available to Parent the following information with respect to each RX Warrant that is outstanding as of date hereof, and at the Effective Time will make available to Parent any changes in the following information as of the Effective Time: (i) the name and address of the warrant holder; (ii) the number of shares of RX Common Stock subject to the RX Warrants; (iii) the exercise price of the RX Warrants; (iv) the dates on which the RX Warrants were granted; and (v) the dates on which the RX Warrants expire.  RX has made available to Parent accurate and complete copies of (i) the RX Stock Option Plan and the form of all stock option agreements evidencing options granted by RX and (ii) each form of RX Warrant issued by RX.  All shares of RX Common Stock subject to issuance pursuant to the RX Options and RX Warrants, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.  All outstanding shares of RX Common Stock, all outstanding RX Options, all outstanding RX Warrants, all outstanding shares of capital stock of each RX Subsidiary, and all options, warrants or other rights to acquire capital stock or other equity interests in the RX Subsidiaries have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.  All capital stock that was issued in the RX-MK Merger was issued in compliance in all material respects with all applicable securities laws and other applicable Laws.

(c)            Other Rights and Restrictions.  Except for securities RX owns free and clear of all Liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one or more Subsidiaries and except as otherwise set forth in Section 3.4 of the RX Disclosure Letter, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of RX, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.  Except as set forth in Sections 3.3(a) or 3.4 of the RX Disclosure Letter, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which RX or any of its Subsidiaries is a party or by which it is bound obligating RX or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of RX or any of its Subsidiaries or obligating RX or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.  Except as set forth in Section 3.3(b) of the RX Disclosure Letter, as of the date of this Agreement, there are no registration rights and there is, except for the Lock-up Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which RX or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of RX or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

3.4            Subsidiaries.  As of the date hereof, RX’s Subsidiaries are TotipotentSC Scientific Product Private Limited, a private limited company formed under the laws of the Republic of India (“TotiSC”), and TotipotentRX Cell Therapy Private Limited, a private limited company formed under the laws of the Republic of India (“TotiCell”, and together with TotiSC, the “RX Subsidiaries”).  Section 3.4 of the RX Disclosure Letter lists for each RX Subsidiary, as of the date hereof, (i) the authorized capital stock, (ii) each holder of capital stock or equity interests in each such entity and (iii) the number and class of shares or equity interests in each such entity held by such holders.  Except as set forth in Section  3.4 of the RX Disclosure Letter, no Person has the right to acquire the outstanding capital stock of the RX Subsidiaries.  All equity interests in the RX Subsidiaries were validly issued, fully paid and nonassessable.

3.5            Authority.  RX has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the performance by RX of its obligations hereunder and thereunder, and the consummation by RX of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of RX, subject only to the approval and adoption of this Agreement and the approval of the Merger by the stockholders of RX pursuant to California Law.  The affirmative vote (“RX Stockholder Approval”) of the holders of a majority of the outstanding shares of the RX Common Stock outstanding on the applicable record date (“Required RX Stockholder Vote”) is the only vote of the holders of any class or series of RX’s capital stock necessary to adopt or approve this Agreement and approve the Merger and the matter set forth in Section 7.2(a). This Agreement has been duly executed and delivered by RX, and assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitute the valid and binding obligations of RX, enforceable against RX in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.6            Conflicts.  Except as set forth in Section 3.6 of the RX Disclosure Letter, the execution and delivery by RX of this Agreement and the RX-MK Merger Agreement, the performance by RX of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of RX or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the stockholders of RX as contemplated by Section 7.2 and obtaining the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 3.7, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to RX or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of RX or any of its Subsidiaries or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of RX or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RX.

3.7            Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to RX or any of its Subsidiaries in connection with the execution and delivery by RX of this Agreement and the RX-MK Merger Agreement, the performance by RX of its obligations hereunder and thereunder or the consummation by RX of the transactions contemplated hereby or thereby, except as set forth in Section 3.7 of the RX Disclosure Letter and except for (i) the filing of a Form S-4 Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Merger Certificate with the Secretary of State of Delaware and the Secretary of State of California, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as have been made or obtained and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on RX or Parent or have a material adverse effect on the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement in a timely manner.

3.8            Financial Statements; Undisclosed Liabilities.

(a)            RX has made available to Parent true and complete copies of (i) RX’s unaudited consolidated balance sheet as of December 31, 2012 and December 31, 2011, and the related unaudited consolidated statements of operations and statements of cash flows of RX for the periods covered therein, (collectively, the “RX Annual Financial Statements”), and (ii) the unaudited consolidated balance sheet of RX as of March 31, 2013 and the related consolidated statement of operations and statement of cash flows for the three month period then ended (the “RX Interim Financial Statements”, and with RX Annual Financial Statements, the “RX Financial Statements”).  To the knowledge of RX, the RX Financial Statements (i) are consistent with, and have been prepared from, the books and records of RX and its Subsidiaries and fairly present the consolidated financial condition and operating results of RX and its Subsidiaries at the respective dates thereof and for the periods indicated.  Such statements have not been prepared in accordance with GAAP.  The consolidated balance sheet of RX as of March 31, 2013 included in the RX Interim Financial Statements is referred to herein as the “RX Balance Sheet”.

(b)            RX has not effected any securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) since December 31, 2009.

(c)            Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of RX, the Board of Directors of RX or any committee thereof.  Since January 1, 2010, neither RX nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by RX, (ii) any fraud, whether or not material, that involves RX’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by RX or (iii) any claim or allegation regarding any of the foregoing.

(d)            Except as set forth in Section 3.8(d) of the RX Disclosure Letter, as of the date hereof, neither RX nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of RX and its Subsidiaries taken as a whole, except Liabilities (i) reflected in the RX Balance Sheet, (ii) incurred since the date of the RX Balance Sheet in the ordinary course of business consistent with past practices; and (iii) Liabilities which in the aggregate do not exceed $100,000.

3.9            Absence of Certain Changes or Events.  Except as required by this Agreement or as set forth in Section 3.9 of the RX Disclosure Letter:

(a)            From the date of the RX Balance Sheet to the date hereof, there has not been any event, occurrence or condition that has had, or would reasonably be expected to have, a Material Adverse Effect on RX and neither RX nor its Subsidiaries have taken any of the actions described in Section 6.2; and

(b)            From January 1, 2013 to the date hereof, neither RX nor any of its Subsidiaries have taken any of the actions described in Sections 6.2(d), 6.2(e), 6.2(f) or 6.2(k).

3.10         Taxes.  Except as set forth in Section 3.10 of the RX Disclosure Letter:

(a)            RX and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports (“RX Returns”) relating to Taxes required to be filed by RX and each of its Subsidiaries with any Tax authority, except such Returns which are not material to RX. RX and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

(b)            As of the Effective Time, RX and each of its Subsidiaries will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to RX.

(c)            Neither RX nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against RX or any of its Subsidiaries, nor has RX or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on, or extending the period for, the assessment or collection of any Tax.

(d)            No audit or other examination of any Return of RX or any of its Subsidiaries by any Tax authority is presently in progress, nor has RX or any of its Subsidiaries been notified of any request for such an audit or other examination.

(e)            No adjustment relating to any Returns filed by RX or any of its Subsidiaries has been proposed in writing formally or informally by any Tax authority to RX or any of its Subsidiaries or any representative thereof.

(f)             Neither RX nor any of its Subsidiaries has any Liability for any material unpaid Taxes which have not been accrued for or reserved on the RX Balance Sheet in accordance with GAAP, which is material to RX, other than any Liability for unpaid Taxes that may have accrued since the date of the RX Balance Sheet in connection with the operation of the business of RX and its Subsidiaries in the ordinary course.

(g)            There is no contract, agreement, plan or arrangement to which RX or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of RX or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h)            Neither RX nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by RX or any of its Subsidiaries.

(i)             Neither RX nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

(j)             the RX-MK Merger constituted a “reorganization” within the meaning of Section 368 of the Code.

(k)            The RX-MK Merger was not a taxable transaction to, and does not require tax withholdings by, RX, the RX Target or the RX Subsidiaries under the Tax Laws of the Republic of India.

(l)             None of the assets of RX or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

3.11         Intellectual Property.

(a)            For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(i)             “RX Intellectual Property” means any Intellectual Property that is owned by, or licensed to, RX or any of its Subsidiaries, other than Intellectual Property widely available through regular commercial distribution channels at a cost not exceeding Two Thousand Dollars ($2,000) on standard terms and conditions.

(ii)            “RX Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, RX or any of its Subsidiaries.

(b)            Section 3.11(b) of the RX Disclosure Letter contains a complete and accurate list of all RX Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of RX Registered Intellectual Property has been issued or registered.

(c)            No RX Intellectual Property or product or service of RX or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by RX or any of its Subsidiaries, or which may affect the validity, use or enforceability of such RX Intellectual Property.

(d)            RX owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), each material item of RX Intellectual Property or other Intellectual Property used by RX free and clear of any Lien (excluding licenses and related restrictions granted in the ordinary course), and RX is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of RX and its Subsidiaries, including the sale of any products or the provision of any services by RX and its Subsidiaries.

(e)            RX owns exclusively, and has good title to, all copyrighted works that are RX products or which RX or any of its Subsidiaries otherwise expressly purports to own.

(f)             To the extent that any material Intellectual Property has been developed or created by a third party for RX or any of its Subsidiaries, RX has a written agreement with such third party with respect thereto and RX thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(g)            Neither RX nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material RX Intellectual Property, to any third party.

(h)            To the knowledge of RX, the operation of the business of RX and its Subsidiaries as such business is currently conducted, including RX’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of RX and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of RX, constitute unfair competition or trade practices under the laws of any jurisdiction.

(i)             Neither RX nor any of its Subsidiaries has received notice from any third party that the operation of the business of RX or any of its Subsidiaries or any act, product or service of RX or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(j)             To the knowledge of RX, no person has or is infringing or misappropriating any RX Intellectual Property.

(k)            RX and each of its Subsidiaries has taken reasonable steps to protect the rights of RX and its Subsidiaries in their confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to RX or any of its Subsidiaries, and, without limiting the foregoing, each of RX and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to Parent and all current and former employees and contractors of RX and any of its Subsidiaries have executed such an agreement.

3.12        Compliance; Permits; Restrictions.

(a)            Neither RX nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to RX or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries or any of their respective properties and assets are bound or affected.  Except as set forth in Section 3.12(a) of the RX Disclosure Letter, to the knowledge of RX, no investigation or review by any Governmental Authority is pending or threatened against RX or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same.  There is no material agreement, judgment, injunction, order or decree binding upon RX or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of RX or any of its Subsidiaries, any acquisition of material property by RX or any of its Subsidiaries or the conduct of business by RX and any of its Subsidiaries as currently conducted.

(b)            RX and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities which are material to the operation of the business of RX (collectively, the “RX Permits”).  RX and its Subsidiaries are in compliance in all material respects with the terms of the RX Permits.

(c)            Except as set forth in Section 3.12(c) of the RX Disclosure Letter, RX and its Subsidiaries have made all required filings and submissions or have obtained all required certifications, to allow RX and its Subsidiaries to market and sell their products in compliance with applicable Law.

3.13         Litigation.  Except as set forth in Section 3.13 of the RX Disclosure Letter, there are no Actions pending, or to the knowledge of RX, threatened, against RX, any RX Subsidiary, their properties or any of their officers or directors, nor to the knowledge of RX is there any reasonable basis therefor, in each case either individually or in the aggregate that would have a Material Adverse Effect.  None of the actual or threatened actions set forth in Section3.13 of the RX Disclosure Letter in any manner challenge or seek to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement.

3.14         Brokers’ and Finders’ Fees.  RX has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

3.15        Employee Benefit Plans.

(a)            The employment of each employee of RX and RX’s Subsidiaries is terminable by RX or the RX Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). RX has made available to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of RX Associates to the extent currently effective and material.

(b)            To the knowledge of RX, neither Principal Stockholder intends to terminate his employment with RX other than to pursue employment with Parent, nor, to the knowledge of RX, has either Principal Stockholder threatened or expressed in writing any intention to do so.

(c)            Neither RX nor any Subsidiary of RX is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other contract with a labor organization representing any of their respective employees, and there are no labor organizations representing, purporting to represent or, to the knowledge of RX, seeking to represent any employees of RX or any Subsidiary of RX.

(d)            There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting RX or a Subsidiary of RX.

(e)            RX and RX’s Subsidiaries neither are nor have been engaged in any unfair labor practice within the meaning of the National Labor Relations Act.  There is no Action, claim, labor dispute or grievance pending or, to the knowledge of RX, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any RX Associate, including charges of unfair labor practices or discrimination complaints.  Section 3.15(e) of the RX Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans or programs that may involve annual payments to an RX Associate in excess of $10,000, and which are currently in effect relating to any RX Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, RX or any RX Affiliate, or under which RX or any RX Affiliate has any current or may incur liability after the date hereof (each, a “RX Employee Plan”).

(f)             Each RX Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the IRS.  To the knowledge of RX, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such RX Employee Plan or the exempt status of any related trust.

(g)            Each RX Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including without limitation, the Code and ERISA.

(h)            Neither RX nor any Subsidiary of RX has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA.  Neither RX nor any Subsidiary of RX has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any RX Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

(i)             No RX Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither RX nor any RX Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan.  No RX Employee Plan is a Multiemployer Plan, and neither RX nor any RX Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(j)             No RX Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a RX Employee Plan qualified under Section 401(a) of the Code.

(k)            RX is not a party to any contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(l)             To the knowledge of RX, no payment pursuant to any RX Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to RX or a Subsidiary of RX, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Merger or the transactions contemplated hereby or otherwise.

(m)           RX and its Subsidiaries have complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, the Family and Medical Leave Act and the Health Insurance Portability and Accountability Act of 1996.

(n)            RX and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no actions, suits, claims or administrative matters pending, or to the knowledge of RX, threatened or reasonably anticipated against RX or any of its Subsidiaries, relating to any RX or RX Subsidiary employee, employment agreement or RX Employee Plan.  Neither RX nor any RX Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any foreign, federal, state, or local agency or governmental authority with respect to employment practices.  To the knowledge of RX, neither RX nor any RX Subsidiary has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages.  Since January 1, 2010, neither RX nor any RX Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local law, or incurred any liability or obligation under WARN or any similar foreign, state or local law that remains unsatisfied.  No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar foreign, state or local law.

(o)            Neither the execution and delivery by RX of this Agreement, the performance by RX of its obligations hereunder, nor the consummation by RX of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or RX Employee or any of its Subsidiaries under any RX Employee Plan or otherwise, (ii) materially increase any benefits otherwise payable under any RX Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(p)            Each RX International Employee Plan (as defined below) has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all Laws that are applicable to such RX International Employee Plan.  Furthermore, no RX International Employee Plan has unfunded Liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued.  Except as required by applicable Law, no condition exists that would prevent RX or Parent from terminating or amending any RX International Employee Plan at any time for any reason.  For all purposes of and under this Agreement, “RX International Employee Plan” means each RX Employee Plan that has been adopted or maintained by RX or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of RX or any of its Subsidiaries outside the United States.

(q)            RX has made available to Parent a complete and accurate list of the following information for each employee of RX or any RX Subsidiary as of a recent date, including each employee on leave of absence, workers’ compensation, or layoff status: name; job title; status (active, on leave, on workers’ compensation, or on layoff); current salary or other compensation rate; any deferred compensation or bonus amounts; any debts or liabilities; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any RX Employee Plans or RX International Employee Plans, insurance, medical, welfare, or vacation plan or similar plan.  RX has made available to Parent true, accurate and complete copies of all (i) written employment and consulting agreements with respect to RX’s current employees and consultants and (ii) outstanding employment offer letters.

3.16         Absence of Liens.  RX and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in its business, free and clear of any Liens, except for (a) Liens reflected in the RX Financial Statements and (b) Permitted Liens.

3.17         Insurance.   RX has made available to Parent all material policies of insurance covering RX, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, and other casualty and liability insurance, and such policies are in a form and amount which RX reasonably believes is adequate for the operation of its business and the business of its Subsidiaries.  Each of such insurance policies is in full force and effect and RX is in compliance with the terms thereof.  RX has no directors’ and officers’ liability insurance.  Other than customary end of policy notifications from insurance carriers, since January 1, 2011, neither RX nor any of RX’s Subsidiaries have received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of RX or RX’s Subsidiaries.  All information provided to insurance carriers (in applications and otherwise) on behalf of RX is accurate and complete in all material respects.  RX has provided timely written notice to the appropriate insurance carrier(s) of each Actions pending or threatened in writing against RX or any of RX’s Subsidiaries, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed RX or any of RX’s Subsidiaries of its intent to do so.  The consummation of the transactions contemplated hereby will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.  RX has made available to Parent (i) accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangement relating to the business, assets, liabilities and operations of RX and its Subsidiaries and (ii)the premiums paid by RX and its Subsidiaries with respect to such policies since January 1, 2012.

3.18         Agreements, Contracts and Commitments.

(a)            Except as set forth in Section 3.18 of the RX Disclosure Letter, neither RX nor any of its Subsidiaries is a party to or is bound by:

(i)       any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Board of Directors of RX, other than those that are terminable by RX or any of its Subsidiaries on no more than thirty (30) days’ notice without Liability or financial obligation to RX;

(ii)      any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii)     any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

(iv)    any agreement, contract or commitment containing any covenant limiting in any respect the right of RX or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(v)     any agreement, contract or commitment currently in force relating to the disposition or acquisition by RX or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which RX has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

(vi)    any dealer, distributor, joint marketing or development agreement currently in force under which RX or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which RX or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by RX or any of its Subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(vii)   any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any RX product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any RX products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

(viii)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit; or

(ix)     any other agreement, contract or commitment that (i) involves the receipt of, or Liabilities to make, payments in excess of One Hundred Thousand US Dollars ($100,000) or (ii) has a term of greater than one year.

(b)            Neither RX nor any of its Subsidiaries, nor to the knowledge of RX, any other party to a RX Contract (as defined below), is in breach, violation or default under, and neither RX nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries is bound that are required to be disclosed in the RX Disclosure Letter pursuant to this Agreement (any such agreement, contract or commitment, a “RX Contract”) in such a manner as would permit any other party to cancel or terminate any such RX Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

3.19         Disclosure. The information supplied by RX for inclusion in the Proxy Statement/Prospectus/Information Statement (including any RX GAAP Financial Statements) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (a) contain any misstatement of material fact, or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

3.20         Board Approval.  The Board of Directors of RX has (a) determined that the Merger is fair to, advisable and in the best interests of RX and its stockholders, (b) duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement to which RX is a party, and (c) determined to recommend that the stockholders of RX approve and adopt this Agreement and approve the Merger.

3.21         State Takeover Statutes.  The Board of Directors of RX has approved the Merger and this Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and this Agreement and the transactions contemplated hereby the anti-takeover provisions of California Law to the extent, if any, such section is applicable to the Merger, this Agreement, and the transactions contemplated hereby and thereby.  No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, or the transactions contemplated hereby and thereby.

3.22         Environmental Matters.  Except as set forth in Section 3.22 of the RX Disclosure Letter, RX and its Subsidiaries are in material compliance with all applicable Environmental Laws, which compliance includes the possession by RX and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  RX has made available to Parent an accurate and complete list for any property owned or leased at any time by RX and its Subsidiaries of any and all material permits, spill reports and notifications from Governmental Authorities held, prepared or received, as applicable, by RX and its Subsidiaries at any time during the past 10 years with respect to the generation, treatment, storage and disposition by RX and its Subsidiaries of Hazardous Materials.  Neither RX nor any of its Subsidiaries have received since January 1, 2010 any written notice, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that RX or its Subsidiaries are not in compliance with any Environmental Law, and, to the knowledge of RX, there are no circumstances that may prevent or interfere with RX’s and its Subsidiaries’ compliance with any Environmental Law in the future.  To the knowledge of RX: (a) no current or prior owner of any property leased or controlled by RX or by any RX Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by RX or RX’s Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or RX or RX’s Subsidiaries are not in compliance with or violated any Environmental Law relating to such property and (b) neither RX nor any of RX’s Subsidiaries have any material liability under any Environmental Law.

3.23         Affiliates.  Section 3.23 of the RX Disclosure Letter identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 144 under the Securities Act) of RX as of the date of this Agreement.  Except as set forth in Section 3.23 of the RX Disclosure Letter and except as may arise in connection with the transactions contemplated hereby and for the RX Stockholder Debt, since January 1, 2010, no event has occurred that would be required to be reported by RX pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Form S-4 Registration Statement.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PRINCIPAL STOCKHOLDERS

Each of the Principal Stockholders, solely for himself (severally, and not jointly and severally), hereby represents and warrants to Parent, as follows:

4.1            Authority.  Such Principal Stockholder has all requisite power and authority to enter into this Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which he is a party, to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  This Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which such Principal Stockholder is a party has been duly executed and delivered by such Principal Stockholder, and assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitute the valid and binding obligations of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with their respective terms, subject to (a) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (b) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.2            Conflicts.  The execution and delivery by such Principal Stockholder of this Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which he is a party, the performance by him of his obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to such Principal Stockholder.

ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to RX, subject to (i) the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by Parent to RX concurrently with the execution and delivery hereof (the “Parent Disclosure Letter”), and (ii) the information set forth in any Parent SEC Reports (as defined in Section 5.8(a)) filed by Parent with the SEC after June 30, 2012 and prior to the date hereof, as follows:

5.1            Organization and Good Standing.  Parent and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on Parent.

5.2            Charter Documents.  Parent has made available to RX, or RX has obtained from Parent’s filings with the SEC, a true and complete copy of the Certificate of Incorporation and Bylaws of Parent and similar governing charter instruments of each of its material Subsidiaries, each as amended to date, and each such instrument is in full force and effect.  Neither Parent nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing charter instruments.

5.3	Capital Structure.

 (a)            As of the date hereof, the authorized capital stock of Parent consists of 80,000,000 shares of Parent Common Stock and 2,000,000 shares of Preferred Stock, $0.001 par value per share (the “Parent Preferred Stock”). As of the date hereof, (i) 16,557,627 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Capital Stock were held in treasury by Parent, (iv) 2,974,842  shares of Parent Common Stock were reserved for issuance under the Parent Stock Plan and the Parent Director Plans, (v) 1,086,250 shares of Parent Common Stock were reserved for issuance or issuable upon the exercise of outstanding Parent Options that were granted under the Parent Stock Plan and Parent Director Plans, (vi) 1,498,589 shares of Parent Common Stock were available for future grant under the Parent Stock Plan and Parent Director Plans, (vii) 2,211,250 shares of Parent Common Stock were reserved for issuance and issuable upon the exercise of outstanding Parent Options and Parent Warrants, and (viii) no Parent Warrants were exercisable for Parent Preferred Stock.  Except as set forth in the preceding sentence, as of the date hereof, Parent has no shares of Parent Capital Stock outstanding or securities exercisable or convertible into shares of Parent Capital Stock outstanding.  There are not any notes or other indebtedness or securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent stockholders may vote.

 (b)           Parent has made available to RX the following information with respect to each Parent Option and Parent Warrant that is outstanding as of date hereof, and at the Effective Time will make available to RX the following information with respect to each Parent Option and Parent Warrant outstanding as of the Effective Time:  (i) the name and address of the optionee or warrant holder, as applicable; (ii) whether such security is a Parent Option or a Parent Warrant; (iii) the number of shares of Parent Common Stock subject to such securities; (iv) the exercise price of such securities; (v) the dates on which such securities were was granted; (vi) the applicable vesting schedule; (vii) the dates on which such securities expire, and (viii) whether the holders of such securities are current employees of Parent.  Parent has made available to RX accurate and complete copies of (i) the Parent Stock Plan and the form of all stock option agreements and warrant agreements evidencing options and warrants granted under the Parent Stock Plan and (ii) each form of Parent Option and Parent Warrant other than Parent Options and Parent Warrants granted under the Parent Stock Plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Parent is bound obligating Parent to accelerate the vesting of any Parent Option or Parent Warrant as a result of the Merger or the other transactions contemplated hereby. All outstanding shares of Parent Capital Stock, all outstanding Parent Options, all outstanding Parent Warrants, all outstanding shares of capital stock of each Subsidiary of Parent and all options, warrants or other rights to acquire capital stock or other equity interests in Subsidiaries of Parent have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

 (c)            Except for securities Parent owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one (1) or more Subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Section 5.3(b) of the Parent Disclosure Letter, as of the date of this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Parent or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries

5.4            Subsidiaries.  Section 5.4 of the Parent Disclosure Letter contains a complete and accurate list of each Subsidiary of Parent, indicating the jurisdiction of incorporation of each such Subsidiary and Parent’s equity interest therein.

5.5            Authority.  Parent has all requisite corporate power and authority to enter into this Agreement and the Employment Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent of this Agreement and the Employment Agreements, the performance by Parent of its obligations hereunder and thereunder, and the consummation by Parent of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Parent, subject only to the approval and adoption of this Agreement and the approval of the Merger by the stockholders of Parent pursuant to Delaware Law.  The affirmative vote (“Parent Stockholder Approval”) of the holders of a majority of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to adopt or approve this Agreement and approve the Merger.  This Agreement and the Employment Agreements have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by RX and the Principal Stockholders, as applicable, constitute the valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.6           Conflicts.  Except as set forth in Section 5.6 of the Parent Disclosure Letter, the execution and delivery of this Agreement and the Employment Agreements by Parent do not, and the performance by Parent of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the stockholders of Parent as contemplated by Section 7.3 and obtaining the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 5.7, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of Parent or any of its Subsidiaries or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

5.7            Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, or the consummation by Parent of the transactions contemplated hereby, except for (i) the filing of the  Form S-4 Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Merger Certificate with the Secretary of State of the State of Delaware and the Secretary of State of the State of California, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the NASDAQ Listing Rules, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as have been made or obtained, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Parent or RX or have a material adverse effect on the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement in a timely manner.

5.8	SEC Filings; Financial Statements; Undisclosed Liabilities.

 (a)            Parent has filed all forms, reports and documents required to be filed with the SEC since January 1, 2011.  All such required forms, reports and documents, and all exhibits and schedules thereto and documents incorporated by reference therein, (including those filed by Parent after the date hereof) are referred to herein as the “Parent SEC Reports.”  As of their respective dates, the Parent SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and (ii) did not at the time each such Parent SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Subsidiaries of Parent is required to file any forms, reports or other documents with the SEC.

 (b)            Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports  (collectively, the “Parent Financial Statements”), (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10‑Q under the Exchange Act), and (iii) fairly presented the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods indicated therein, except that the unaudited interim financial statements were or are subject to normal and recurring year‑end adjustments which were not, or are not expected to be, material in amount.  The balance sheet of Parent contained in the Parent SEC Reports as of March 31, 2013, is hereinafter referred to as the “Parent Balance Sheet.”

 (c)            Except as set forth in Section 5.8(c) of the Parent Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) reflected in or reserved against the Parent Balance Sheet, or (ii) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices.

 (d)            Parent has heretofore furnished to RX a true and complete copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to forms, reports and documents which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

 (e)            The chief executive officer and chief financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct in all material respects, and Parent is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act.

 (f)            From January 1, 2012 through the date hereof, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of Parent Common Stock on the NASDAQ Capital Market, except as disclosed in the filings made by Parent SEC Reports or as otherwise disclosed in Section 5.8(f) of the Parent Disclosure Letter,.

5.9	Intentionally Omitted.

5.10	Absence of Certain Changes or Events. Except as required by this Agreement or as set forth in Section 5.10 of the Parent Disclosure Letter, since the date of the Parent Balance Sheet:

(a)             there has not been any event, occurrence or condition that has had, or would reasonably be expected to have, a Material Adverse Effect on Parent; and

 (b)           neither Parent nor its Subsidiaries have taken any of the actions described in Section 6.2.

5.11	Taxes.

 (a)            Parent and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports (“Parent Returns”) relating to Taxes required to be filed by Parent and each of its Subsidiaries with any Tax authority, except such Returns which are not material to Parent. Parent and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

 (b)            As of the Effective Time, Parent and each of its Subsidiaries will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to Parent.

 (c)            Neither Parent nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on, or extending the period for, the assessment or collection of any Tax.

 (d)            Except as set forth in Section 5.11(d) of the Parent Disclosure Letter, no audit or other examination of any Return of Parent or any of its Subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its Subsidiaries been notified of any request for such an audit or other examination.

 (e)            No adjustment relating to any Returns filed by Parent or any of its Subsidiaries has been proposed in writing formally or informally by any Tax authority to Parent or any of its Subsidiaries or any representative thereof.

 (f)            Neither Parent nor any of its Subsidiaries has any Liability for any material unpaid Taxes which have not been accrued for or reserved on the Parent Balance Sheet in accordance with GAAP, which is material to Parent, other than any Liability for unpaid Taxes that may have accrued since the date of the Parent Balance Sheet in connection with the operation of the business of Parent and its Subsidiaries in the ordinary course.

 (g)            There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of Parent or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

 (h)            Neither Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent or any of its Subsidiaries.

 (i)             Neither Parent nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

 (j)             None of the assets of Parent or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

5.12	Intellectual Property.

 (a)            For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

 (i)        “Parent Intellectual Property” means any Intellectual Property that is owned by, or licensed to, Parent or any of its Subsidiaries, other than Intellectual Property widely available through regular commercial distribution channels at a cost not exceeding Two Thousand Dollars ($2,000) on standard terms and conditions.

 (ii)       “Parent Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its Subsidiaries.

 (b)            Section 5.12(b) of the Parent Disclosure Letter contains a complete and accurate list of all Parent Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Parent Registered Intellectual Property has been issued or registered.

 (c)            Except as set forth in Section 5.12(c) of the Parent Disclosure Letter or otherwise made available to RX, no Parent Intellectual Property or product or service of Parent or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Parent Intellectual Property.

 (d)            Parent owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), each material item of Parent Intellectual Property or other Intellectual Property used by Parent free and clear of any Lien (excluding licenses and related restrictions granted in the ordinary course), and Parent is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Parent and its Subsidiaries, including the sale of any products or the provision of any services by Parent and its Subsidiaries.

 (e)            Parent owns exclusively, and has good title to, all copyrighted works that are Parent products or which Parent or any of its Subsidiaries otherwise expressly purports to own.

 (f)            To the extent that any material Intellectual Property has been developed or created by a third party for Parent or any of its Subsidiaries, Parent has a written agreement with such third party with respect thereto and Parent thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

 (g)            Except as set forth in Section 5.12(g) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Parent Intellectual Property, to any third party.

 (h)            To the knowledge of Parent, the operation of the business of Parent and its Subsidiaries as such business is currently conducted, including Parent’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Parent and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of Parent, constitute unfair competition or trade practices under the laws of any jurisdiction.

 (i)             Parent has made available to RX a description of any notices that Parent or any of its Subsidiaries have received from any third party claiming that the operation of the business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

 (j)             To the knowledge of Parent, no person has or is infringing or misappropriating any Parent Intellectual Property other than as set forth in Section 5.12(j) of the Parent Disclosure Letter,.

 (k)            Parent and each of its Subsidiaries has taken reasonable steps to protect the rights of Parent and its Subsidiaries in their confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries, and, without limiting the foregoing, each of Parent and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to RX and all current and former employees and contractors of Parent and any of its Subsidiaries have executed such an agreement.

5.13	Compliance; Permits; Restrictions.

 (a)            Except as has been made available to RX, neither Parent nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties and assets are bound or affected.  To the knowledge of Parent, no investigation or review by any Governmental Authority is pending or threatened against Parent or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same.  There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent and any of its Subsidiaries as currently conducted.

 (b)            Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities which are material to the operation of the business of Parent (collectively, the “Parent Permits”).  Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent.

 (c)            Except as set forth in Section 5.13(c) of the Parent Disclosure Letter, Parent and its Subsidiaries have made all required filings and submissions or have obtained all required certifications, to allow Parent and its Subsidiaries to market and sell their products in compliance with applicable Law.

5.14         Litigation.  As of the date hereof and except as set forth in Section 5.14 of the Parent Disclosure Letter or as made available to RX, there are no Actions pending, nor, to the knowledge of Parent, threatened against Parent, and Parent Subsidiary, their properties or any of their officers or directors, nor to the knowledge of Parent is there any reasonable basis therefor, in each case either individually or in the aggregate that would have a Material Adverse Effect.  None of the actual or threatened actions set forth in Section 5.14 of the Parent Disclosure Letter in any manner challenge or seek to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement.

5.15         Brokers’ and Finders’ Fees.  Except for fees payable to Roth Capital Partners pursuant to an engagement letter, dated February 19, 2013, a copy of which has been made available to RX, Parent has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

5.16         Employee Benefit Plans.

 (a)            The employment of each employee of Parent and Parent’s Subsidiaries is terminable by Parent or the Parent Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Parent has made available to the RX accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Parent Associates to the extent currently effective and material.

 (b)            To the knowledge of Parent, no executive officer of Parent or any Subsidiary of Parent intends to terminate his or her employment with Parent, nor, to the knowledge of Parent, has any such executive officer threatened or expressed in writing any intention to do so.

 (c)            Neither Parent nor any Subsidiary of Parent is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other contract with a labor organization representing any of their respective employees, and there are no labor organizations representing, purporting to represent or, to the knowledge of Parent, seeking to represent any employees of Parent or any Subsidiary of Parent.

 (d)            There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting Parent or a Subsidiary of Parent.

 (e)            Parent and Parent’s Subsidiaries neither are nor have been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Action, claim, labor dispute or grievance pending or, to the knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints. Section 5.16(e) of the Parent Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans or programs which may involve annual payments to any Parent Associate in excess of $10,000, and which are currently in effect relating to any Parent Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent or any Parent Affiliate, or under which Parent or any Parent Affiliate has any current or may incur liability after the date hereof (each, a “Parent Employee Plan”).

 (f)            With respect to Parent Options, (i) to the knowledge of Parent, each Parent Option intended to qualify as an “incentive stock option” under Section 422 of the Code, so qualifies, (ii) each grant of a Parent Option was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of Parent (or a duly constituted and authorized committee thereof or a duly authorized officer of Parent) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Parent Option grant was made in accordance with the terms of Parent Stock Option Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Parent Option was no less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.

 (g)            Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the IRS. To the knowledge of Parent, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

 (h)            Each Parent Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including without limitation, the Code and ERISA.

 (i)             Neither Parent nor any Subsidiary of Parent has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent nor any Subsidiary of Parent has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

 (j)             No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent nor any Parent Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent nor any Parent Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(k)             No Parent Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Parent Employee Plan qualified under Section 401(a) of the Code.

 (l)            Parent is not a party to any contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

 (m)          To the knowledge of Parent, no payment pursuant to any Parent Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Parent or a Subsidiary of Parent, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Parent Merger or the transactions contemplated hereby or otherwise.

 (n)           Parent and its Subsidiaries have complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, and HIPPA.

 (o)           Parent and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  Except as set forth in Section 5.16(o) of the Parent Disclosure Letter, there are no actions, suits, claims or administrative matters pending, or to the knowledge of Parent as of the date hereof, threatened or reasonably anticipated against Parent or any of its Subsidiaries, relating to any Parent or Parent Subsidiary employee, employment agreement or Parent Employee Plan. Neither Parent nor any Parent Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any foreign, federal, state, or local agency or governmental authority with respect to employment practices. To the knowledge of Parent, neither Parent nor any Parent Subsidiary has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Since January 1, 2010, neither Parent nor any Parent Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local law, or incurred any liability or obligation under WARN or any similar foreign, state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar foreign, state or local law.

 (p)           Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation by Parent of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or Parent Employee or any of its Subsidiaries under any Parent Employee Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.  Parent has made available to RX a complete and accurate list of all current employees of Parent and its Subsidiaries and their respective compensation.  Parent has made available to RX true, accurate and complete copies of all (i) employment and consulting agreements with respect to Parent’s current employees and consultants and (ii) outstanding employment offer letters.

 (q)           Neither Parent nor any of Parent’s Subsidiaries maintains a Parent Employee Plan for the benefit of current or former employees of Parent or any of its Subsidiaries outside of the United States.

5.17         Absence of Liens.  Parent and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in its business, free and clear of any Liens, except for (a) Liens reflected in the Parent Financial Statements, and (b) Permitted liens.

5.18	Insurance.

 (a)           Parent has made available to RX all material policies of insurance covering Parent and its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which Parent reasonably believes is adequate for the operation of its business. Parent has made available to the RX accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2011, Parent has not received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Parent. All information provided to insurance carriers (in applications and otherwise) on behalf of Parent is accurate and complete in all material respects. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Actions pending or threatened in writing against Parent, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed Parent of its intent to do so. The consummation of the transactions contemplated hereby will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

 (b)           Parent has made available to the RX accurate and complete copies of the existing policies (primary and excess), if any, of directors’ and officers’ liability insurance maintained by Parent as of the date of this Agreement (the “Existing Parent D&O Policies”). Section 5.18 of the Parent Disclosure Letter accurately sets forth the most recent annual premiums paid by Parent with respect to the Existing Parent D&O Policies.

5.19	Agreements, Contracts and Commitments.

 (a)           Except as set forth in Section 5.19 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to or is bound by:

 (i)        any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Board of Directors of Parent, other than those that are terminable by Parent or any of its Subsidiaries on no more than thirty (30) days’ notice without Liability or financial obligation to Parent;

 (ii)       any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

 (iii)     any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

 (iv)     any agreement, contract or commitment containing any covenant limiting in any respect the right of Parent or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

 (v)      any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

 (vi)     any dealer, distributor, joint marketing or development agreement currently in force under which Parent or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Parent or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Parent or any of its Subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

 (vii)   any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Parent product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Parent products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to RX;

 (viii)  any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit; or

 (ix)      any other agreement, contract or commitment that (A) involves the receipt of, or Liabilities to make, payments in excess of One Hundred Thousand US Dollars ($100,000) or (B) has a term of greater than one (1) year.

 (b)            Neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound that are required to be disclosed in the Parent Disclosure Letter pursuant to this Agreement (any such agreement, contract or commitment, a “Parent Contract”) in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

5.20         Disclosure.  The information supplied by Parent for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Parent Financial Statements) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (a) contain any misstatement of material fact, or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

5.21         Board Approval.  The Board of Directors of Parent has (a) determined that the Merger and the issuance of shares of Parent Common Stock in connection therewith are fair to, advisable and in the best interests of Parent and its stockholders, (b) duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and the issuance of shares of Parent Common Stock in connection with the Merger, and (c) determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock in connection with the Merger.

5.22            State Takeover Statutes.  The Board of Directors of Parent has approved the Merger, this Agreement and the transactions contemplated hereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated hereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, this Agreement, and the transactions contemplated hereby.  No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement or the transactions contemplated hereby and thereby.

5.23         Environmental Matters.  Except as set forth in Section 5.23 of the Parent Disclosure Letter, Parent and its Subsidiaries are in material compliance with all applicable Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  Parent has made available to RX an accurate and complete list for each property owned or leased at any time by Parent and its Subsidiaries of any and all material permits, spill reports and notifications from Governmental Authorities held, prepared or received, as applicable, by Parent and its Subsidiaries at any time during the past 10 years with respect to the generation, treatment, storage and disposition by Parent of Hazardous Materials.  Neither Parent nor any of its Subsidiaries have received since January 1, 2010 any written notice, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or its Subsidiaries are not in compliance with any Environmental Law, and, to the knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s and its Subsidiaries’ compliance with any Environmental Law in the future. To the knowledge of Parent: (a) no current or prior owner of any property leased or controlled by Parent or by any Parent Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Parent or Parent’s Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or Parent’s Subsidiaries are not in compliance with or violated any Environmental Law relating to such property and (b) neither Parent nor any of Parent’s Subsidiaries have any material liability under any Environmental Law.

5.24         Fairness Opinion.  Parent has received an opinion from Investment Bank to the effect that as of the date hereof, the Exchange Ratio is fair to the stockholders of Parent from a financial point of view.

ARTICLE VI
 CONDUCT PRIOR TO THE EFFECTIVE TIME

6.1            Conduct of Business.  During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to its terms or the Effective Time (“Pre-Closing Period”), except (i) in the case of RX or the Principal Stockholders, as provided in Section 6.1 of the RX Disclosure Letter, and in the case of Parent, as provided in Section 6.1 of the Parent Disclosure Letter, or (ii) to the extent that the other Parties shall otherwise consent in writing, each of RX (which for the purposes of this ARTICLE VI shall include RX and each of its Subsidiaries) and Parent (which for the purposes of this ARTICLE VI shall include Parent and each of its Subsidiaries) shall (a) carry on its business diligently and in accordance with good commercial practice and in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Laws, (b) pay its debts and Taxes when due (unless being contested or disputed in good faith), (c) pay or perform other material obligations when due, and (d) use its commercially reasonable best efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.  In furtherance of the foregoing and subject to applicable Law, RX, and Parent shall confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of its business during the foregoing period.

6.2            Restricted Conduct.  Except (i) in the case of RX, as provided in Section 6.2 of the RX Disclosure Letter, and (ii) in the case of Parent, as provided in Section 6.2 of the Parent Disclosure Letter, neither RX nor Parent shall do any of the following, and neither RX nor Parent shall permit its respective Subsidiaries to do any of the following, without the prior written consent of the other Parties:

 (a)            except as required by applicable Law or pursuant to the terms of a RX Employee Plan or a Parent Employee Plan, as the case may be, in effect as of the date hereof, and except for the acceleration of options under the RX Stock Option Plan that are outstanding as of the date hereof and that terminate at or immediately prior to the Effective Time, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options, granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

 (b)            enter into any material partnership arrangements, joint development agreements or strategic alliances;

 (c)            grant any severance or termination pay to any director, officer or employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other Parties, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

 (d)            transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the RX Intellectual Property or the Parent Intellectual Property, as the case may be, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

 (e)            declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock, or, except for cash payments to dissenting shareholders in the RX-MK Merger under Chapter 13 to the extent allowed herein, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

 (f)            except for cash payments made to dissenting shareholders in the RX-MK Merger under Chapter 13 to the extent allowed herein, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of RX, Parent or any of their respective Subsidiaries, as the case may be, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

 (g)            issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any kind or character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of shares of RX Common Stock or Parent Common Stock, as the case may be, pursuant to the exercise of stock options therefor outstanding on the date hereof;

 (h)            permit or propose any amendments to its charter document or bylaws (or similar governing instruments of any of its Subsidiaries);

 (i)             acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of RX or Parent, as the case may be, or enter into any joint ventures, strategic partnerships or alliances, other than in the ordinary course of business consistent with past practice;

 (j)             adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

 (k)            sell, lease, license, encumber or otherwise dispose of any properties or assets, except for (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of RX or Parent, as the case may be;

 (l)             incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of RX or Parent, as the case may be, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) pursuant to existing credit facilities in the ordinary course of business;

 (m)           adopt or amend any employee benefit plan or employee stock purchase agreement or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business consistent with past practice, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

 (n)            except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which RX, Parent or any of their Subsidiaries, as the case may be, is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

 (o)            revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

 (p)           engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code, whether or not otherwise permitted by the terms of this ARTICLE VI;

 (q)            make any Tax election or settle or compromise any material Tax Liability;

 (r)            hire any employee with an annual compensation level in excess of $25,000, in the case of employees working primarily in the Republic of India, or $75,000, in the case of employees working primarily outside of the Republic of India;

 (s)            enter into any Post-Signing Term Employment Agreement;

 (t)            make any grant of exclusive rights to any third party;

(u)            enter into any contract or agreement described in Section 3.18(a), in the case of RX, or Section 5.19(a), in the case of Parent; or

 (v)           agree in writing or otherwise to take any of the actions described in Section 6.2(a) through Section 6.2(u), inclusive.

ARTICLE VII
 ADDITIONAL AGREEMENTS

7.1	Proxy Statement/Prospectus; Registration Statement; Other Filings.

 (a)            As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus.  Each of the Parties shall use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to the stockholders of Parent and RX as promptly as practicable after the date on which the Form S-4 Registration Statement is declared effective under the Securities Act (the “S-4 Effective Date”).  Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.1.

 (b)            Each Party shall reasonably cooperate with the other and provide, and require its representatives, advisors, accountants and attorneys to provide, the other Party and its representatives, advisors, accountants and attorneys, with all such information regarding such Party as is required by law to be included in the Form S-4 Registration Statement or reasonably requested from such Party to be included in the Form S-4 Registration Statement.

 (c)            Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of RX Common Stock has an address of record on the applicable record date for determining the stockholders entitled to notice of and to vote pursuant to the RX Stockholder Written Consent; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

7.2	RX Stockholder Written Consent.

 (a)            Promptly after the S-4 Effective Date, RX shall solicit approval by written consent (each an “RX Stockholder Written Consent” and collectively, the “RX Stockholder Written Consents”) from the stockholders of RX for purposes of adopting this Agreement and approving the Merger, and all other transactions contemplated by this Agreement, and RX shall use its reasonable best efforts to obtain the requisite approval from its stockholders by the date twenty (20) Business Days after the S-4 Effective Date.

 (b)            RX agrees that, subject to Section 7.2(c): (i) the Board of Directors of RX shall recommend that RX's stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Board of Directors of RX that the RX Survivor’s stockholders vote to adopt and approve this Agreement being referred to as the “RX Board Recommendation”); and (ii) the RX Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of RX or any committee thereof to withdraw or modify the RX Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

 (c)            Notwithstanding anything to the contrary contained in Section 7.2(b), at any time prior to the approval of this Agreement by RX’s stockholders, the Board of Directors of RX may withhold, amend, withdraw or modify the RX Board Recommendation in a manner adverse to Parent if, but only if the Board of Directors of RX determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided, that Parent receives written notice from RX confirming that the Board of Directors of RX has determined to change its recommendation at least two (2) Business Days in advance of the RX Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Parent.

 (d)            RX’s obligation to solicit the consent of its stockholders to sign the RX Stockholder Written Consent in accordance with Section 7.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the RX Board Recommendation.

7.3	Parent Stockholders’ Meeting.

 (a)            Parent shall take all action necessary and within its powers under applicable Law to call, give notice of and hold a meeting (such meeting, the “Parent Stockholders’ Meeting”) of the holders of Parent Common Stock to vote on the Merger and the issuance of shares of Parent Common Stock in the Merger (“Parent Stockholder Approval Matter”).  The Parent Stockholders’ Meeting shall be held as promptly as practicable after the S- 4 Effective Date.  Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law.

 (b)            Parent agrees that, subject to Section 7.3(c): (i) the Board of Directors of Parent shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Approval Matter and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a), (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Parent recommends that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter (the recommendation of the Board of Directors of Parent that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to RX, and no resolution by the Board of Directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to RX shall be adopted or proposed.

 (c)            Notwithstanding anything to the contrary contained in Section 7.3(b), at any time prior to the approval of this Agreement and the by the stockholders of Parent by the requisite Parent stockholder vote, the Board of Directors of Parent may withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to RX if, but only if the Board of Directors of Parent determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided, that RX receives written notice from Parent confirming that the Board of Directors of Parent has determined to change its recommendation at least two (2) Business Days in advance of the Parent Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to RX.

 (d)            Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 7.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

 (e)            Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law. Parent shall not withdraw or modify in a manner adverse to RX the Parent Board Recommendation unless specifically permitted pursuant to the terms of Section 7.3(c).

7.4            Access to Information; Confidentiality.

(a)    Each of Parent and RX shall afford the other Parties and their accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other Parties may reasonably request.  No information or knowledge obtained in any investigation pursuant to this Section 7.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the Merger or the other transactions contemplated hereby.

(b)   The parties acknowledge that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

7.5            No Solicitation.

(a)   General.  Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (unless permitted pursuant to Sections 7.2 and 7.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that, notwithstanding anything contained in this Section 7.5(a), prior to the adoption and approval of this Agreement by the Required RX Stockholder Vote RX may, and prior to the Required Parent Stockholder Vote Parent may, furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not solicited in violation of this Section 7.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Laws; (C) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Parties written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Parties (to the extent such nonpublic information has not been previously furnished by such Party to the other Parties).  Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any representative of such Party (whether or not such representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 7.5 by such Party, the taking of such action by such representative shall be deemed to constitute a breach of this Section 7.5 by such Party for purposes of this Agreement.

  (b)  Notice of Proposal or Inquiry.  If any Party or any representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof).  Such Party shall keep the other Parties informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

  (c)   Cease Current Discussions.  Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

  (d)   Modified Definition.  For purposes of this Section 7.5, the “Parties” shall not include the Principal Stockholders, but RX understands and agrees that the Principal Stockholders are representatives of RX.

7.6            Public Disclosure.  Without limiting any Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any representative of such Party to, issue any press release or make any public disclosure regarding the Merger or any of the other transactions contemplated hereby unless: (a) the other Parties shall have approved such press release or disclosure (which approval shall not be unreasonably withheld); or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Parent in compliance with this Section.

7.7            Legal Requirements. Each Party shall take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on such Party with respect to the consummation of the Merger or any other transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Authority, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any Party necessary in connection with any such requirements imposed upon any of them or their respective Subsidiaries in connection with the consummation of the Merger or any other transactions contemplated by this Agreement.  Parent shall use its commercially reasonable best efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Parent Common Stock in connection with the Merger.  RX shall use its commercially reasonable best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

7.8            Third Party Consents.  As soon as practicable following the date hereof, each Party shall use commercially reasonable best efforts to obtain all material consents, waivers and approvals under any of its or its Subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger and any other transactions contemplated by this Agreement.

7.9            Notification of Certain Matters.  Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement of such Party to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, such that the conditions set forth in Section 8.2(a) or Section 8.3(a), as the case may be, would not be satisfied as a result thereof, or (ii) any material failure of a Party, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

7.10         Commercially Reasonable Efforts and Further Assurances.  Subject to the respective rights and obligations of Parties under this Agreement, RX and Parent shall use its commercially reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.  RX and Parent, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

7.11          RX Options; RX Warrants.   RX shall terminate the RX Options effective immediately prior to the Effective Time.  At the Effective Time, each RX Warrant, whether or not vested, shall by virtue of the Merger be assumed by Parent.  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of all RX Warrants assumed in accordance with this Section 7.11.  Each RX Warrant so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options and warrants immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each RX Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product obtained by multiplying (x) the number of shares of RX Common Stock that were issuable upon exercise of such RX Warrant immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed RX Warrant shall be equal to the quotient determined by dividing (x) the exercise price per share of RX Common Stock at which such RX Warrant was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that to the extent provided under the terms of the RX Warrants, the RX Warrants assumed by the Parent in accordance with this Section 7.11 shall, in accordance with their terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time.

7.12	Indemnification.

 (a)            From and after the Effective Time, the Surviving Corporation shall fulfill and honor its obligations pursuant to the Indemnification Agreements; provided that the Indemnification Agreements for any RX officer or director that continues employment with the Surviving Corporation following the Effective Time (“Continuing Officers and Directors”) shall be amended at the Closing to be in the same form as the indemnification agreements between Parent and its directors and officers, except that these amended indemnification agreements shall provide expressly that the agreements shall also apply to periods in which the Continuing Officers and Directors were officers or directors of RX or RX Target and shall cover claims made against them in their capacities as directors or officers of RX, RX Target or any of their Subsidiaries.

 (b)            For a period of five (5) years after the Effective Time, Parent shall cause to be maintained in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently officers and directors of RX, which insurance shall (i) provide maximum aggregate coverage of at least $4,000,000, (ii) have an effective term of at least five (5) years from the Effective Time, and (iii) cover only those persons who are currently officers or directors of RX and only for actions and omissions occurring prior to the Effective Time; provided, however, that in no event shall Parent be required to expend an annual premium for such coverage in excess of $50,000, and if the cost for such coverage is in excess of such amount, Parent shall only be required to maintain such coverage as is available for such amount.  Subject to the foregoing, Parent will consult with RX in good faith regarding the terms of such insurance policy.

 (c)            In the event that the Surviving Corporation or any of its  successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets and properties to any person in a single transaction or a series of related transactions, then, and in each such case, the Surviving Corporation shall either guaranty the indemnification obligations of the Surviving Corporation under this Section 7.12, or shall make, or cause to be made, proper provision so that the successors and assigns of the Surviving Corporation assume the indemnification obligations of the Surviving Corporation under this Section 7.12 for the benefit of the directors and officers of RX (“Indemnified Parties”).  The terms and provisions of this Section 7.12 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any of the Indemnified Parties may have by contract or otherwise.

 (d)           This Section 7.12 shall survive the consummation of the Merger at the Effective Time, and shall be binding on all successors and assigns of the Surviving Corporation.

7.13         NASDAQ Listing.  Parent shall use commercially reasonable efforts to maintain its existing listing on the NASDAQ Capital Market and to obtain approval of the listing at or prior to the Effective Time of the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

7.14        Satisfaction of RX Stockholder Debt.  As of the date hereof, the outstanding principal amount of the RX Stockholder Debt is $240,000.  Prior to the earlier to occur of (a) satisfaction of the RX Stockholder Debt as provided herein and (b) the termination of this Agreement, the interest rate of the RX Stockholder Debt shall not increase and no fees or penalties will be owed or assessed with respect to the RX Stockholder Debt.  As of May 31, 2013, the accrued and unpaid interest on the RX Stockholder Debt was approximately $96,116.  Any and all prepayments of the RX Stockholder Debt shall not be subject to a prepayment penalty.  At the Closing, Parent shall assume the RX Stockholder Debt, and shall pay the RX Stockholder Debt as follows: (a) $75,000 of the outstanding principal amount of the RX Stockholder Debt of each Principal Stockholder shall be paid to such Principal Stockholder in cash; and (b) the balance (the “Remaining Stockholder Debt”) shall be satisfied in full by Parent’s issuance to the Principal Stockholders (the “Note Exchange”) of shares of Parent Common Stock (“Exchange Shares”).  The number of Exchange Shares that shall be issued to a Principal Stockholder shall equal the quotient obtained by dividing (i) the Remaining Stockholder Debt owed to the Principal Stockholder as of the Closing by (ii) the average VWAP for the ten trading day period ending as of the Closing Date.  Parent shall include the Exchange Shares in the Form S-4 Registration Statement for the purpose of registering the same to the extent the Exchange Shares may be registered on the Form S-4 Registration Statement.  If the Exchange Shares may not be legally included on the S-4 Registration Statement, then the Exchange Shares will not be registered and the issuance of the Exchange Shares to the Principal Stockholders will be restricted securities, issued pursuant to an exemption from registration under the Securities Act and the certificates representing such Exchange Shares will contain appropriate restrictive legends.

7.15         Legends.  Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of RX who may be considered “affiliates” of Parent for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, to the extent that Parent places such legends on certificates for shares issued to all of its directors and officers.

7.16	Employee Matters.

 (a)            Credit for Service.  To the extent permitted under applicable law, each employee of RX or its Subsidiaries who shall continue as an employee of RX or its Subsidiaries following the Merger or who shall become an employee of Parent in connection with the Merger shall be given credit for all service with RX, RX Target or their Subsidiaries under all employee benefit plans, programs, policies and arrangements that are maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility and vesting, in each case to the extent that such employees had been employees of Parent and would have been provided credit by Parent; provided, however, that (i) no such credit shall be provided in any circumstance that would result in duplicative benefits and (ii) such insurance carriers, outside providers or the like agree to honor such commitments on terms that are reasonably acceptable to Parent.

 (b)           Severance Arrangements.  RX shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements maintained by RX or any of its Subsidiaries, effective in each case as of the day immediately preceding the Effective Time.  RX shall provide Parent evidence that such plans have been terminated pursuant to resolutions of RX’s Board of Directors or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

7.17	Board of Directors and Executive Officers.

 (a)            RX Designees.  Subject to this Section 7.17(a), Parent shall appoint two (2) Eligible Individuals designated by RX (“RX Designees”) to serve on Parent’s Board of Directors, effective immediately following the Effective Time; provided that one of the RX Designees must be an Independent Director.  Once appointed, the Board of Directors of Parent shall use its best efforts to preserve the RX Designees’ positions as members of Parent’s Board of Directors until the annual meeting of stockholders of Parent with respect to the fiscal year ending June 30, 2014, unless such efforts would violate the directors’ fiduciary duties or the continued listing requirements of the NASDAQ Capital Market.  RX understands and agrees that Parent intends that a majority of the members of its Board of Directors will be “independent directors” in order to comply with the corporate governance requirements of the NASDAQ Capital Market.  An “Eligible Individual” shall mean an individual selected by RX to be an RX Designee that has been approved as an “Eligible Individual” by the Governance and Nominating Committee of Parent’s Board of Directors (“Parent Nominating Committee”) and Parent’s Board of Directors; provided that Harris shall be deemed to be an Eligible Individual.  For an individual to be an Eligible Individual, (i) that individual shall provide to Parent such questionnaires as Parent may reasonably require of its directors generally and such other information as Parent may reasonably request and (ii) the Parent Nominating Committee shall have completed and be satisfied in good faith with its assessment as to whether the designated individual (A) satisfies any requirement hereunder to be an Independent Director, (B) has the requisite experience and background to serve on Parent’s Board of Directors and (C) has the ability to attend director meetings without unreasonable cost.  If the Parent Nominating Committee or Board of Directors determines that an individual designated by RX is not an Eligible Individual, Parent shall promptly notify RX of the same and permit RX to designate an additional individual for review by the Parent Nominating Committee and Parent’s Board of Directors.

 (b)            Certain Employees.  Parent will negotiate in good faith to provide that, effective immediately following the Effective Time, the following persons will hold the following positions with Parent:  (i) Matthew T. Plavan, Chief Executive Officer; (ii) Kenneth L. Harris, President; (iii) Dan T. Bessey, Chief Financial Officer; and (iv) Mitchel Sivilotti, Chief Biologist, Senior Vice President.

7.18         RX Financial Statements.  As soon as practicable, RX shall deliver to Parent true and complete copies of (i) RX’s audited consolidated balance sheet as of December 31, 2012 and December 31, 2011, and the related audited consolidated statements of operations and statements of cash flows of RX for the periods covered therein, together with all related notes and schedules thereto, accompanied by the report thereon of RX’s independent auditors, (ii) if revised from the RX Interim Financial Statements, the unaudited consolidated balance sheet of RX as of March 31, 2013 and the related consolidated statement of operations and statement of cash flows for the three month period then ended (collectively, the “RX GAAP Financial Statements”).  The RX GAAP Financial Statements (i) shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP) applied on a consistent basis throughout the periods indicated and (ii) fairly present the consolidated financial condition and operating results of RX and its Subsidiaries at the respective dates thereof and for the periods indicated, except in the case of the unaudited RX GAAP Financial Statements, to normal and recurring year-end adjustments that are not reasonably expected to be material in amount.  If, excluding differences related to non-cash charges for deferred revenue, compensation expenses and the reduction in the value of securities held by RX for investment, as applicable, (i) the consolidated net income before interest, taxes, depreciation and amortization (“EBITDA”) for each of the years ended December 31, 2012 and 2011 as set forth in the RX GAAP Financial Statements is more than $100,000 less than the EBITDA of the RX Annual Financial Statements for the corresponding year, (ii) the consolidated revenue for RX and its Subsidiaries for the year ended December 31, 2012 as set forth in the RX GAAP Financial Statements is more than $100,000 less than the consolidated revenue as set forth in the RX Financial Statements for such year, (iii) the shareholders' equity for RX and its Subsidiaries as of December 31, 2012 as set forth in the RX GAAP Financial Statements is more than $250,000 less than the shareholders' equity for RX and its Subsidiaries at December 31, 2012 as set forth in the RX GAAP Financial Statement, or (iv) any report from RX’s auditors regarding the RX GAAP Financial Statements is qualified other than a going concern qualification; Parent shall have the right to terminate this Agreement by written notice to RX delivered no later than 20 days following receipt of the RX GAAP Financial Statements.  If Parent does not so terminate this Agreement, Parent shall be deemed to have accepted such financial statements for all purposes.

7.19         Reorganization under Code.  RX and Parent will use commercially reasonable efforts to cause the Merger to qualify as a “reorganization” pursuant to Section 368 of the Code.

7.20         Protection of Patents.  For so long as the Principal Stockholders in the aggregate own at least 10% of the outstanding Common Stock of Parent, the Board of Directors of Parent shall cause Parent to review, not less frequently than annually, the status of the patents of Parent and its Subsidiaries and whether there are any infringements of such patents, and if there is a reasonable likelihood of infringements, will duly consider, in consultation with legal counsel, the advisability of taking legal action to enforce such patents, based on an analysis of the likelihood of success, the potential benefits to Parent, the financial resources of Parent and such other factors as Parent’s Board of Directors deems relevant.

7.21        RX-MK Merger.  RX has provided to Parent a true and complete copy of the RX-MK Merger Agreement.  In the event that any shareholder of RX or former shareholder of RX Target exercises his or her dissenter’s rights under Chapter 13 of the California Law, RX shall promptly provide notice to Parent of such event, and RX shall use commercially reasonable efforts to resolve such dissenter's rights as promptly as practicable.  RX has not paid and shall not pay in excess of $300,000 in the aggregate to settle such dissenters’ rights without the approval of Parent, except pursuant to a court order or judgment.

ARTICLE VIII
 CONDITIONS TO THE MERGER

8.1            Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of the following conditions:

 (a)            Parent Stockholder Approval.  This Agreement shall have been approved and adopted, and the Merger shall have been duly approved by the requisite vote under applicable law by the stockholders of Parent, and the issuance of shares of Parent Common Stock in connection with the Merger shall have been duly approved by the requisite vote under the rules of the NASDAQ Capital Market by the stockholders of Parent.

 (b)            RX Stockholder Approval.  This Agreement shall have been approved and adopted, and the Merger shall have been duly approved by the requisite vote under applicable law by the stockholders of RX.

 (c)            Registration Statement Effective; Proxy Statement.  The SEC shall have declared the Form S-4 Registration Statement effective.  No stop order suspending the effectiveness of the Form S-4 Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding shall have been initiated or threatened in writing by the SEC.

 (d)            No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

 (e)            Tax Opinions.  Parent and RX shall each have the written opinion from Parent's counsel, in form and substance reasonably satisfactory to each, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn.  The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

 (f)            NASDAQ Listing.  The shares of Parent Common Stock issuable to stockholders of RX in connection with the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NASDAQ Capital Market upon official notice of issuance.

8.2            Additional Conditions to Obligations of RX.  The obligation of RX to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, exclusively by RX:

 (a)            Representations and Warranties.  (i) The representations and warranties of Parent contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (ii) the representations and warranties of Parent contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in such cases (other than the representations in Sections 5.2 and 5.3) where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and (iii) RX shall have received a certificate with respect to the foregoing regarding Parent signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

 (b)            Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent on or prior to the Closing, and RX shall have received a certificate to such effect regarding Parent signed for and on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

 (c)            No Material Adverse Effect.  No Material Adverse Effect on Parent shall have occurred from the date of this Agreement.  RX shall have received a certificate with respect to the foregoing regarding Parent signed on behalf of Parent by each of the Chief Executive Officer and Chief Financial Officer of Parent.

 (d)            Third Party Consents.  RX shall have been furnished with evidence satisfactory to it that Parent has obtained the consents, approvals and waivers set forth in Section 8.2(d) of the Parent Disclosure Letter.

 (e)            Employment Agreements.  The Employment Agreements shall be in full force and effect at the Closing.

 (f)            Parent Directors.  Kenneth L. Harris, as an RX Designee, and any other RX Designee required to be appointed as a director of Parent at the Closing in accordance herewith, shall have been appointed as directors of Parent, and there shall be no more than seven directors serving on Parent’s Board of Directors.

 (g)            Limitation on Dissent.  Holders of no more than two percent (2.0%) of the outstanding shares of Parent capital stock shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

 (h)            Opinion of Counsel.  RX shall have received an opinion, dated as of the Closing Date, from counsel to Parent, in form and substance reasonably satisfactory to RX.

8.3            Additional Conditions to the Obligations of Parent.  The obligations of Parent to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

 (a)            Representations and Warranties.  (i) The representations and warranties of RX and the Principal Stockholders contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the RX, (ii) the representations and warranties of RX and the Principal Stockholders contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in such cases (other than the representations in Sections 3.2 and 3.3) where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on RX, and (iii) RX shall have provided Parent with a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

 (b)            Agreements and Covenants.  RX and the Principal Stockholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing, and Parent shall have received a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

 (c)            No Material Adverse Effect.  No Material Adverse Effect on RX shall have occurred from the date of this Agreement.  Parent shall have received a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

 (d)            Third Party Consents.  Parent shall have been furnished with evidence satisfactory to it that RX has obtained the consents, approvals and waivers set forth in Section 8.3(d) of the Parent Disclosure Letter.

 (e)            Employment Agreements.  The Employment Agreements shall be in full force and effect at the Closing.

 (f)            Termination of Certain Agreements.  Each of the Agreements set forth in Section 8.3(f) of the Parent Disclosure Letter shall have been terminated, effective prior to or as of the day immediately preceding the Closing Date, and Parent shall have received from RX evidence of such terminations in form and substance reasonably satisfactory to Parent.

 (g)            Non-Competition Agreements.  Each of the Non-Competition Agreements shall be in full force and effect at the Closing.

 (h)            Limitation on Dissent.  Holders of no more than two and one half percent (2.5%) of the outstanding shares of RX capital stock shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

 (i)            Opinion of Counsel.  Parent shall have received an opinion, dated as of the Closing Date, from counsel to RX, in form and substance reasonably satisfactory to Parent.

 (j)            RX-MK Merger.  No further appraisal rights under Chapter 13 are owed to any RX shareholder or former RX Target shareholder as a result of the RX-MK Merger, and RX Target and RX collectively shall have paid less than $300,000 (or such greater amount approved by Parent in writing) to satisfy appraisal rights in connection with the RX-MK Merger.

ARTICLE IX
 SURVIVAL, INDEMNIFICATION; ESCROW

9.1            Survival of Representation, Warranties and Covenants.   The representations and warranties of all the Parties contained in this Agreement, or in any certificate delivered pursuant to this Agreement, shall terminate at the Closing, and if the Closing occurs, no claim may be made against any Party for any breach of such representations or warranties.

9.2            Indemnification.

(a)            Indemnification by Principal Stockholders.  Notwithstanding any other provision of this Agreement, including without limitation Section 9.1, the Principal Stockholders jointly and severally agree to indemnify and hold Parent and its officers, directors and affiliates, including the Surviving Corporation after the Closing (“Parent Indemnified Parties”), harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense relating to such claim, loss, liability, damage, deficiency, cost or expense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by the Parent Indemnified Parties, or any of them (including the Surviving Corporation after the Closing), directly or indirectly, as a result of or in connection with:

 (i)        there being outstanding any shares of RX Capital Stock that were not considered in determining the Exchange Ratio (i.e. not included in the Diluted RX Share Amount);

 (ii)       there being outstanding at the Effective Time any securities exercisable or convertible into shares of RX Capital Stock other than RX Warrants to purchase a total number of shares of RX Capital Stock not exceeding the RX Warrant Share Cap;

 (iii)     the exercise price of any RX Warrant is reduced or the number of shares of RX Common Stock underlying any RX Warrant is increased for any reason or the exercise period of any RX Warrant is extended;

 (iv)     RX not owning, as of the Closing, at least 99% of the equity securities of the RX Subsidiaries;

 (v)      any breach of the representations and warranties of RX contained in Section 3.15 (Employee Benefit Plans) to the extent the representations and warranties contained in Section 3.15 relate to RX’s or RX’s Subsidiaries operations in the Republic of India; and

 (vi)        any Tax payable or required to be withheld (regardless of whether Parent has a claim against RX’s shareholders or former shareholders for such withholding) by Parent, the Surviving Corporation or any of their Subsidiaries under the Tax Laws of any jurisdiction other than the United States of America as a result of the RX-MK Merger or the Merger.

The indemnification obligation arising as a result of the events described in Section 9.2(a)(i) through 9.2(a)(v) shall be referred to herein as the “Non-Tax Indemnification Obligations”, and the indemnification obligation arising as a result of the events described in Section 9.2(a)(vi) shall be referred to herein as the “Tax Indemnification Obligation”.  The Principal Stockholders shall not have any right of contribution from the Surviving Corporation with respect to any Loss claimed by a Parent Indemnified Party after the Effective Time.

(b)            The total obligations of the Principal Stockholders to indemnify the Parent Indemnified Parties as a result of the Non-Tax Indemnification Obligations shall be limited to an amount equal to the product of (i) 10%, (ii) the number of shares of Parent Common Stock issued in respect of the RX Capital Stock in the Merger (not including shares issued from RX Stockholder Debt) and (iii) the average VWAP of Parent Common Stock for the ten trading day period ending on the Closing Date.

(c)            There shall be no right to indemnification pursuant to this Section 9.2 for the Non-Tax Indemnification Obligations unless and until identifying aggregate Losses for Non-Tax Indemnification Obligations in excess of $150,000 (the “Threshold Amount”) shall have been delivered by Parent to the Principal Stockholders, in which event the Parent Indemnified Parties shall be entitled to recover for Non-Tax Indemnification Obligations only such amounts exceeding the Threshold Amount.

(d)            Neither Parent nor the Surviving Corporation shall have any obligation to seek contribution or make a claim against any RX shareholder or former shareholder for any Taxes withheld or required to be withheld by Parent or the Surviving Corporation under the Tax Laws of any jurisdiction other than the United States of America.

(e)            If Parent or any Subsidiary of Parent (a "Parent Party") determines to make a payment to a Governmental Authority for withholding based the Tax Laws of a jurisdiction other than the United States (a "Non-US Withholding Payment") in connection with RX-MK Merger or the Merger, and no Parent Party shall have received a demand or claim from a Governmental Authority to make such Non-US Withholding Payment, Parent shall first advise the Principal Stockholders and shall in good faith consider input from the Principal Stockholders and their advisors about whether such Non-US Withholding Payment is required under applicable Tax Law and the amount of such Payment.  If the Parent Party subsequently determines to make such Non-US Withholding Payment, the fact that the Parent Party has made such Payment shall not, by itself, be determinative of whether such Payment was required at all or whether the amount of such Payment constituted Parent’s indemnifiable Losses under Section 9.2(a)(vi).

(f)             If Parent shall receive a written demand or claim from a Governmental Authority to make a Non-US Withholding Payment prior to making any payment to a Governmental Authority of any amount for withholding based on the Tax Laws of a jurisdiction other than the United States in connection with the RX-Merger or the Merger, the procedures under Section 9.3(e) shall be applicable.

9.3            Claims for Indemnification.

(a)            Claims for Indemnification.

 (i)        If prior to the applicable Indemnification Termination Date a Parent Indemnified Party or Parties desire to make a claim for indemnification under Section 9.2(a), such Party or Parties shall deliver to each Principal Stockholder a certificate signed by any officer of Parent (“Officer’s Certificate”): (A) stating that Parent Indemnified Parties have paid or properly accrued or reasonably anticipate that they will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued or the basis for such anticipated liability, and the basis of the indemnification claim.  With 30 days of receipt of such Officer’s Certificate, subject to the provisions of Sections 9.3(a)(ii), 9.3(b) and 9.3(d) the Principal Stockholders shall deliver to Parent, as promptly as practicable, cash (and/or Parent Capital Stock to the extent that the Losses relate solely to the Non-Tax Indemnification Obligations) in an amount equal to such Losses, and Parent shall deliver such cash (and/or Parent Capital Stock, if applicable) to Parent Indemnified Parties as appropriate.

 (ii)        A Principal Stockholder, at its option, may elect to satisfy Losses claimed under Section 9.3(a) for Non-Tax Indemnification Obligations by delivering cash, Parent Common Stock or any combination thereof to Parent.  For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent pursuant to this Section 9.3 for Non-Tax Indemnification Obligations, the shares of Parent Common Stock shall be valued based on the average VWAP of Parent Common Stock for the ten trading day period ending on the Closing Date.  A Principal Stockholder may not satisfy any Losses relating to Tax Indemnification Obligations under Section 9.3(a) with Parent Common Stock.

(b)   Objections to Claims.  Each Principal Stockholder shall be entitled, during the thirty-day period following the time of delivery of any Officer’s Certificate to such Principal Stockholder, to object to the claim made in such Officer’s Certificate by delivering a written statement of such objection to Parent.  Any such objection by a Principal Stockholder shall be deemed an objection by both Principal Stockholders for purposes of this Section 9.3.  After the expiration of such thirty-day period, provided that no such written statement of objection shall have been delivered to Parent, the Principal Stockholders shall make delivery of cash (and/or shares of Parent Capital Stock, if applicable) to Parent in accordance with Section 9.3.

(c)    No Claims after Indemnification Termination Date.  Notwithstanding any provision of this Agreement to the contrary, absent fraud, no Parent Indemnified Party may make a claim against the Principal Stockholders for indemnification under this Agreement or otherwise relating to the Merger after the Indemnification Termination Date for such claim, and any purported claim shall be null and void.

(d)   Resolution of Conflicts; Arbitration.

 (i)        In case a Principal Stockholder shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses within thirty (30) days after delivery of such Officer’s Certificate, Parent and the Principal Stockholders shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If Parent and each such Principal Stockholder should so agree, a memorandum setting forth such agreement shall be prepared and signed by the parties.  Such Principal Stockholder shall be entitled to rely on any such memorandum and deliver cash (and/or shares of Parent Common Stock, if applicable) to Parent in accordance with the terms thereof.

 (ii)       If no such agreement can be reached after good faith negotiation contemplated by Section 9.3(d), any party to such negotiation may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Principal Stockholders.  In the event that within forty-five (45) days after submission of any dispute to arbitration, Parent and the Principal Stockholders cannot mutually agree on one arbitrator, Parent and the Principal Stockholders (with all Principal Stockholders treated for this purpose as one party) shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).

 (iii)     Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.  Any such arbitration shall be held in Sacramento County, California, under the rules then in effect of the American Arbitration Association.  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.

(e)    Third‑Party Claims.  With respect to any third Person claim, demand action or suit against a Parent Indemnified Party for which a Parent Indemnified Party is seeking indemnification hereunder (a “Third-Party Claim”), including without limitation a demand or claim from a Governmental Authority for a Non-US Withholding Payment, the Principal Stockholders shall be entitled to participate in such Third-Party Claim and, to the extent that the Principal Stockholders wish (unless a Principal Stockholder is also a party to such Third-Party Claim and the Parent Indemnified Party determines in good faith that joint representation would be inappropriate), to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Parent Indemnified Party, and, after written notice from the Principal Stockholders to the Parent Indemnified Party of their election to assume the defense of such Third-Party Claim, the Principal Stockholders will not, as long as the Principal Stockholders diligently conduct such defense, be liable to the Parent Indemnified Party under Section 9.2(a) for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Parent Indemnified Party in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Parent Indemnified Party and the Principal Stockholders under applicable standards of professional conduct based upon the advice of counsel, then the Parent Indemnified Party shall be entitled to retain its own counsel, as well as local counsel in each jurisdiction for which the Parent Indemnified Party reasonably determines such local counsel is required, at the expense of the Principal Stockholders.  If the Principal Stockholders assume the defense of a Third-Party Claim, (i) it shall be conclusively established for purposes of this Agreement that the claims made in such Third-Party Claim are within the scope of and subject to indemnification to the extent adversely determined subject to the limitations set forth herein; (ii) no compromise or settlement of such Third-Party Claim may be effected by the Principal Stockholders without the Parent Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld or delayed, unless (A) there is no finding or admission of any violation of any Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Parent Indemnified Party and (B) the sole relief provided is monetary damages that are paid in full by the Principal Stockholders; and (iii) the Parent Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its prior written consent when such consent is required hereunder.  If the Principal Stockholders do not assume the defense of such Third-Party Claim, no compromise or settlement of such Third-Party Claim may be effected by the Parent Indemnified Party without the Principal Stockholders’ prior written consent, which consent shall not be unreasonably withheld or delayed; provided that in no event shall the delay be 30 days or more.

ARTICLE X
 TERMINATION, AMENDMENT AND WAIVER

10.1         Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by RX’s stockholders and whether before or after approval of the Merger and issuance of Parent Common Stock in the Merger by Parent’s stockholders, unless otherwise specified below):

 (a)       Mutual Consent.  by mutual written consent duly authorized by the Boards of Directors of Parent and RX;

 (b)      Transaction Deadline.  by either Parent or RX if the Merger shall not have been consummated by December 15, 2013; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, that, in the event that the SEC has not declared the Form S-4 Registration Statement effective under the Securities Act by October 31, 2013, then either RX or Parent shall be entitled to extend the date for termination of this Agreement pursuant to this Section 10.1(b) for an additional sixty (60) days;

 (c)       Governmental Bar.  by either Parent or RX if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

 (d)       No Shareholder Approval.  by either Parent or RX if (i)(A) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Merger and the issuance of shares of Parent Common Stock in the Merger and (B) the Merger or any of the issuance of Parent Common Stock in the Merger shall not have been approved at the Parent Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach of this Agreement; or (ii) RX shall not have obtained sufficient RX Stockholder Written Consents to constitute the RX Stockholder Approval with the Required RX Stockholder Vote on or before the date that Parent obtains the Required Parent Stockholder Vote from its stockholders approving the Merger and the issuance of shares of Parent Common Stock in the Merger; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to RX where the failure to obtain the Required RX Stockholder Vote shall have been caused by the action or failure to act of RX and such action or failure to act constitutes a breach of this Agreement;

 (e)       Parent Triggering Event.  by RX (at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

 (f)       RX Triggering Event.  by Parent (at any time prior to the approval of the Merger by the Required RX Stockholder Vote) if a RX Triggering Event shall have occurred;

 (g)      RX GAAP Financial Statements.  By Parent in accordance with Section 7.18 or if the RX GAAP Financial Statements are not delivered to Parent by July 30, 2013.

 (h)      Parent Breach.  by RX, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Parent to RX or from RX to Parent of such breach or inaccuracy and (ii) Parent ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Parent is cured prior to such termination becoming effective);

 (i)        RX Breach.  by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of RX set forth in this Agreement, or if any representation or warranty of RX shall have become inaccurate, in either case such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in RX’s representations and warranties or breach by RX is curable by RX, then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from RX to Parent or from Parent to RX of such breach or inaccuracy and (ii) RX ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by RX is cured prior to such termination becoming effective).

10.2         Notice of Termination; Effect of Termination.  In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect and no Party shall have any liability to any other Party for the breach of any representation or warranty; provided, however, that (a) this Section 10.2, Section 10.3, and ARTICLE XI shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any Liability for: (i) actual fraud; (ii) any intentional, willful and material breach of any representation or warranty contained in this Agreement; or (iii) any breach of any covenant to the extent set forth in Section 10.3.

10.3         Fees and Expenses.

 (a)       General.  Except as set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.  RX has engaged Ernst & Young (“RX Auditor”) to audit (“RX Audit”) RX’s consolidated financial statements for the years ended December 31, 2012 and 2011.  Parent shall pay to the RX Auditor on RX’s behalf 100% of the fees and expenses that are owed by RX to the RX Auditor for the RX Audit on or before such fees are due and payable, provided that RX promptly delivers to Parent all invoices that RX receives for these fees.  RX shall cause Parent to have full access to the RX Auditor in connection with the RX Audit.  The auditor's report shall be issued to RX.  If this Agreement is terminated before the Closing pursuant to Sections 10.1(a) (Mutual Consent), 10.1(b) (Transaction Deadline), 10.1(c) (Governmental Bar), 10.1(d), if RX did not obtain the Required RX Stockholder Vote (No Shareholder Approval), or 10.1(g) (RX GAAP Financial Statements), then RX shall reimburse Parent in immediately available funds for 50% of all Parent Audit Obligations paid by Parent (up to a maximum reimbursement of $150,000) and all fees and expenses paid by Parent to third parties for professional accounting services incurred in connection with the RX Audit ("PA Services").  If this Agreement is terminated before the Closing pursuant to Sections 10.1(f) (RX Triggering Event), or 10.1(i) (RX Breach), then RX shall reimburse Parent in immediately available funds for 100% of all Parent Audit Obligations paid by Parent (up to a maximum reimbursement of $150,000) and all fees and expenses paid by Parent to third parties for PA Services.  This reimbursement shall occur within ten (10) days of the termination of this Agreement.

 (b)       Payment of Termination Fees by Parent.  If this Agreement is terminated by RX pursuant to Section 10.1(i) as a result of a breach by Parent of any of its covenants hereunder, which breach is willful and material, or is terminated by RX pursuant to Section 10.1(f), relating to termination by RX because of a Parent Triggering Event, or if (i) at any time before the earlier to occur of (A) obtaining the Required Parent Stockholder Vote and (B) termination of this Agreement an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or entered into and (ii) within 12 months after the date of termination of this Agreement, Parent enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, Parent shall pay to RX, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $500,000.

 (c)       Payment of Termination Fees by RX.  If this Agreement is terminated by Parent pursuant to Section 10.1(i) as a result of a breach by RX of any of its covenants hereunder, which breach is willful and material, or is terminated by Parent pursuant to  Section 10.1(f), relating to termination by Parent because of an RX Triggering Event, or if (i)  at any time before the earlier to occur of (A) obtaining the Required RX Stockholder Vote and (B) termination of this Agreement an Acquisition Proposal with respect to RX shall have been publicly announced or disclosed or entered into and (ii) and within 12 months after the date of termination of this Agreement, RX enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, RX shall pay to Parent, within ten (10) Business Days after termination (or, in the case of termination pursuant to Section 10.1(d), consummation of an Acquisition Proposal), a nonrefundable fee in an amount equal to $500,000.

 (d)      Late Payments.  If any Party fails to pay when due any amount payable by such Party under Sections 10.3(b) or 10.3(c), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “U.S. Prime Rate” (as published in the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE XI
 GENERAL PROVISIONS

11.1         Non-Survival of Representations and Warranties.  The representations and warranties of the Parties contained in this Agreement shall terminate as provided in Section 9.1.  The covenants of the Parties that by their terms survive the Effective Time shall survive the Effective Time.

11.2         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed), or email to the parties at the following addresses or facsimile numbers or, if by email, to the email address of the recipient last known to the sender (or at such other address or facsimile numbers for a party as shall be specified by like notice):

 (a)                      if to Parent, to:
Thermogenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742
Attention:  Chief Executive Officer
Facsimile No.: (916) 858-5199

with copies to:
Weintraub Tobin Chediak Coleman Grodin, Law Corporation
400 Capitol Mall, 11th Floor
Sacramento, California 95814
Attention:  Michael De Angelis
Facsimile No.:  (916) 446-1611

 (b)                      if to RX (prior to the Effective Time), to:
TotipotentRX Corporation
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Attention: Chief Executive Officer
Facsimile No.:
with a copy to (which shall not constitute notice):
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
Attention:  Alan B. Spatz
Facsimile No.:  310-789-1431

 (c)                      if to the Principal Stockholders, to:
Kenneth L. Harris
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Facsimile No.:

Mitchel Sivilotti
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Facsimile No.:

11.3         Interpretation.  For the purposes hereof, when any fact is stated to be (i) to the “knowledge of RX” or words of similar impact, this shall mean the actual knowledge, as of the date hereof, of the existence or non-existence of such fact by a Principal Stockholder and (ii) to the “knowledge of Parent” or words of similar impact, this shall mean the actual knowledge, as of the date hereof, of the existence or non-existence of such fact by Matthew T. Plavan or Dan T. Bessey.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity.

11.4         Counterparts.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by email delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

11.5         Entire Agreement.  This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the RX Disclosure Letter and the Parent Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement, and (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

11.6         Severability.  In the event that any term of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such term to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable term of this Agreement with a valid and enforceable term that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term.

11.7         Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage would occur in the event that any of the terms of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.8         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

11.9         Rules of Construction.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.10      Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.11      Amendment.  Subject to applicable Law, this Agreement may be amended by the Parties hereto at any time by execution of an instrument in writing signed on behalf of each of the Parties hereto.

11.12      Extension; Waiver.  At any time prior to the Effective Time, any Party hereto may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations or other acts of the other Party or parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.13      WAIVER OF JURY TRIAL.  TO THE EXTENT PERMITTED BY LAW, EACH OF PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, Parent, RX and the Principal Stockholders have caused this Agreement to be executed by their respective officers thereunto duly authorized, each as of the date first written above.

THERMOGENESIS CORP.		TOTIPOTENTRX CORPORATION

By:	/s/ Matthew T. Plavan	By:	/s/ Kenneth L. Harris
	Matthew T. Plavan,		Kenneth L Harris
	Chief Executive Officer		Chief Executive Officer

/s/ Kenneth L. Harris
Kenneth L. Harris

/s/ Mitchel Sivilotti
Mitchel Sivilotti

Annex B
CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW
Chapter 13. Dissenters’ Rights

§ 1300. Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholder” Defined.

(a)  If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

(b)  As used in this chapter, "dissenting shares" means shares to which all of the following apply:

(1)  That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the  reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

(2)  That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)  That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)  That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)  As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Demand for Purchase.

(a)  If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)  Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(c)  The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Endorsement of Shares.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Agreed Price—Time for Payment.

(a)  If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)  Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Dissenter’s Action to Enforce Payment.

(a)  If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the   shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)  Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)  On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Appraisers’ Report—Payment—Costs.

(a)  If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share.  Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)  If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)  Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)  Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)  The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Dissenting Shareholder’s Status as Creditor.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Dividends Paid as Credit Against Payment.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Continuing Rights and Privileges of Dissenting Shareholders.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. Termination of Dissenting Shareholder Status.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

 (a)  The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

(b)  The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)  The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(d)  The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

§ 1310. Suspension of Proceedings for Payment Pending Litigation.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Exempt Shares.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Attacking Validity of Reorganization or Merger.

(a)  No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)  If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversion Deemed to Constitute Reorganization for Purposes of Chapter.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Annex C
Roth Capital Partners, LLC

July 15, 2013

Board of Directors
ThermoGenesis Corp.
2711 Citrus Road
Rancho Cordova, California 95742

Dear Sirs:

You have requested our opinion as to the fairness, from a financial point of view, to ThermoGenesis Corp. ("Parent") of the Consideration (as defined below) to be paid by Parent pursuant to the terms of the proposed Agreement and Plan of Merger and Reorganization (the "Merger Agreement") to be entered into by and among Parent, TotipotentRX Corporation (the "Company"), Mitchel Sivilotti and Kenneth L. Harris.

As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the acquisition of the Company through the merger of the Company with and into Parent with Parent as the surviving entity thereof (the "Merger"). By virtue of the Merger, the shares of common stock, par value $0.01 per share, of the Company issued and outstanding as of the effective time of the Merger (other than shares held in the Company's treasury, or owned by Parent, the Company or any of their direct or indirect subsidiaries and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive an aggregate of 12,490,841 shares of common stock, par value $0.001 per share, of Parent ("Parent Common Stock") (the "Share Consideration"). Parent will also assume outstanding warrants to purchase common stock of the Company subject to a limit specified in the Merger Agreement (the "Warrant Assumption"). In addition, the Merger Agreement provides that at the closing of the transactions contemplated by the Merger Agreement, Parent will repay the principal and accrued interest on debt owed by the Company to its owners with a combination of cash and additional shares of Parent Common Stock (the "Debt Repayment"). The Share Consideration, the Warrant Assumption and the Debt Repayment are hereinafter collectively referred to as the "Consideration."

In connection with our review of the proposed Merger, and in arriving at our opinion, we have: (i) reviewed a draft of the Merger Agreement dated July 11, 2013 (the "Draft Merger Agreement"); (ii) reviewed certain financial information regarding the Company provided to us by senior management of Parent; (iii) reviewed certain publicly available financial statements and other information concerning Parent; (iv) reviewed certain financial projections prepared by senior management of Parent; (v) conducted interviews with members of. senior management of Parent and of the Company concerning the matters described in clauses (ii), (iii) and (iv) above; (vi) discussed the past and current operations and financial condition and the prospectus of the Company with members of senior management of Parent and of the Company, (vii) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that we deemed to be comparable to the Merger, and (viii) reviewed such other financial studies and analyses and conducted such other investigations as we deemed necessary or appropriate for the purpose of rendering our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us. We have further assumed that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that management of Parent is not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Parent as to the expected future results of operations and financial condition of the Parent and the Company after giving effect to the Merger. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting issues.

In arriving at our opinion, we have assumed that the executed Merger Agreement will be in all material respects identical to the Draft Merger Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger, including the approval of the stockholders of Parent and the Company, will be obtained in a manner that will not adversely affect Parent or the Company or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Parent or the Company, and have not been furnished or provided with any such appraisals or valuations. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent, the Company or any of their respective affiliates is a party or may be subject, and at the direction of Parent and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Parent Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by Parent to act as its financial advisor and we will receive a fee from Parent for providing such services, including the provision of this opinion. Our fee is not contingent upon the consummation of the Merger. Parent has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the future, we may also provide other financial advisory and investment banking services to Parent and its affiliates for which we would expect to receive compensation. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Consistent with applicable legal and regulatory requirements, Roth Capital Partners, LLC has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and/or the Merger that differ from the views of our investment banking personnel.

This opinion has been prepared solely for the information of the board of directors of Parent for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of Parent as to how such stockholder should vote on any matter relating to the Merger or any other matter. Except with respect to the inclusion of this opinion in Parent's proxy statement relating to the Merger in accordance with our engagement letter with Parent, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Roth Capital Partners, LLC Fairness Opinion Committee.

This opinion addresses only the fairness, from a financial point of view, to Parent of the proposed Consideration to be paid by Parent in the Merger and does not address the relative merits of the Merger or any alternatives to the Merger, Parent's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Parent. This opinion is not a valuation of Parent or the Company or their respective assets or any class of their securities. We are not experts in, nor do we express an opinion on, legal, tax, accounting or regulatory issues. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees, of the Company, whether or not relative to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent.

Sincerely,

/s/ Roth Capital Partners, LLC
Roth Capital Partners, LLC